As filed with the Securities and Exchange Commission on April 3, 2015

Registration No. 333-199625

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Enviva Partners, LP

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2400	46-4097730
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7200 Wisconsin Ave, Suite 1000

Bethesda, MD 20814

(301) 657-5560

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

William H. Schmidt, Jr.

7200 Wisconsin Ave, Suite 1000

Bethesda, MD 20814

(301) 657-5560

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

E. Ramey Layne Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 Tel: (713) 758-2222 Fax: (713) 758-2346	Sean T. Wheeler Debbie P. Yee Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 Tel: (713) 546-5400 Fax: (713) 546-5401

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated April 3, 2015

PROSPECTUS

Enviva Partners, LP

Common Units

Representing Limited Partner Interests

This is the initial public offering of our common units representing limited partner interests. We are offering              common units. No public market currently exists for our common units.

We have been approved to list our common units on the New York Stock Exchange under the symbol “EVA.”

We anticipate that the initial public offering price will be between $             and $             per common unit.

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 25.

These risks include the following:

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

•

On a pro forma basis, we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our units for each quarter in the year ended December 31, 2014.

•

We derive substantially all of our revenues from customers in Northern Europe. If we fail to diversify our customer base in the future, our results of operations, business and financial position and ability to make cash distributions could be materially adversely affected.

•	Changes in government policies, incentives and taxes implemented to support increased generation of low-carbon and renewable energy may affect customer demand for our products.
•	The international nature of our business subjects us to a number of risks, including unfavorable political, regulatory and tax conditions in foreign countries.
•	The growth of our business depends in part upon locating and acquiring interests in additional production plants and deep-water marine terminals at favorable prices.
•

Enviva Holdings, LP owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Enviva Holdings, LP, have conflicts of interest with us and limited duties, and they may favor their own interests to our detriment and that of our unitholders.

•	Unitholders will experience immediate and substantial dilution of $ per common unit.
•

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

•

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service, or IRS, were to treat us as a corporation for federal income tax purposes, or we become subject to entity-level taxation for state tax purposes, our cash available for distribution to you would be substantially reduced.

In addition, we qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933 and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. Furthermore, for so long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes Oxley Act of 2002 and the Investor Protection and Securities Reform Act of 2010. Please read “Risk Factors” and “Summary—Emerging Growth Company Status.”

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discount (1)	$	$
Proceeds to Enviva Partners, LP (before expenses)	$	$

(1)	Excludes an aggregate structuring fee equal to 0.50% of the gross proceeds of this offering payable by us to Barclays Capital Inc. and Goldman, Sachs & Co. Please read “Underwriting” for additional information regarding underwriting compensation.

The underwriters may purchase up to an additional              common units from us at the public offering price, less the underwriting discount and structuring fee, within 30 days from the date of this prospectus if the underwriters sell more than                  common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units to purchasers on or about                     , 2015 through the book-entry facilities of The Depository Trust Company.

Barclays	Goldman, Sachs & Co.	RBC Capital Markets	Citigroup

J.P. Morgan	Raymond James	U.S. Capital Advisors

Prospectus dated                     , 2015

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by or on behalf of us or any other information to which we have referred you in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of our common units means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy our common units in any circumstances under which the offer or solicitation is unlawful.

i

INDUSTRY AND MARKET DATA

The data included in this prospectus regarding the utility-grade wood pellet industry, including trends in the market and our position and the position of our competitors within the industry, is based on a variety of sources, including independent industry publications, government publications and other published independent sources, information obtained from customers, distributors, suppliers, trade and business organizations and publicly available information, as well as our good faith estimates, which have been derived from management’s knowledge and experience in the areas in which our business operates. The sources of the industry and market data used herein are the most recent data available to management and therefore management believes such data to be reliable. We commissioned Hawkins Wright, an independent market consultant with expertise in the international forest products and bioenergy industries, to assist in the preparation of the “Industry Overview” section of this prospectus, but we have not funded, nor are we otherwise affiliated with, any other third-party source cited herein. Any data sourced from Hawkins Wright is used with the express written consent of Hawkins Wright.

Estimates of market size and relative positions in a market are difficult to develop and inherently uncertain. Accordingly, investors should not place undue weight on the industry and market share data presented in this prospectus.

CURRENCY INFORMATION

In this prospectus, references to “$”, “US$” and “dollars” are to U.S. Dollars, the lawful currency of the United States. References to “£” are to the pound sterling, the lawful currency of the United Kingdom. References to “yen” are to the Japanese yen, the lawful currency of Japan.

CERTAIN REFERENCES IN THIS PROSPECTUS

References in this prospectus to “Enviva Partners, LP Predecessor,” “our predecessor,” “we,” “our,” “us” or like terms when used in a historical context refer to Enviva, LP and its subsidiaries, which entities Enviva Holdings, LP is contributing to Enviva Partners, LP in connection with this offering (other than Enviva Pellets Southampton, LLC). When used in the present tense or prospectively, “we,” “our,” “us” or like terms refer to Enviva Partners, LP and its subsidiaries. References in this prospectus to “Enviva Holdings” and “our sponsor” refer to Enviva Holdings, LP, together with its wholly owned subsidiaries Enviva MLP Holdco, LLC and Enviva Development Holdings, LLC. References in this prospectus to “our general partner” refer to Enviva Partners GP, LLC, a wholly owned subsidiary of Enviva Holdings, LP. References in this prospectus to “Enviva Management” refer to Enviva Management Company, LLC, an entity wholly-owned by Enviva Holdings, LP and its affiliates, and references to “our employees” refer to the employees of Enviva Management. Enviva Pellets Southampton, LLC will be owned by Enviva Wilmington Holdings, LLC, a joint venture between our sponsor, Hancock Natural Resource Group, Inc. and certain other affiliates of John Hancock Life Insurance Company. References in this prospectus to the “Hancock JV” refer to Enviva Wilmington Holdings, LLC. References to the “Riverstone Funds” refer to Riverstone/Carlyle Renewable and Alternative Energy Fund II, L.P. and certain affiliated entities, collectively, and references to “Riverstone” refer to Riverstone Holdings LLC. Please see page 13 for a simplified diagram of our ownership structure after giving effect to this offering and the related transactions. We include a glossary of some of the terms used in this prospectus as Appendix B.

Our sponsor acquired Green Circle Bio Energy, Inc. (“Green Circle”) in January 2015 and will contribute it to us in connection with this offering. Prior to the consummation of this offering, our sponsor converted Green Circle into a Delaware limited liability company and changed the name of the entity to “Enviva Pellets Cottondale, LLC.” References in this prospectus to “Enviva Cottondale” refer to Enviva Pellets Cottondale, LLC. When used in the present tense or prospectively, “our production plants,” “our plants” or like terms refer to the production plants owned by Enviva, LP and its subsidiaries, including Enviva Cottondale.

v

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical consolidated financial statements and the notes to those consolidated financial statements, before investing in our common units. The information presented in this prospectus assumes an initial public offering price of $         per common unit (the mid-point of the price range set forth on the cover page of this prospectus) and, unless otherwise indicated, that the underwriters’ option to purchase additional common units is not exercised. You should read “Risk Factors” for information about important risks that you should consider before buying our common units.

Enviva Partners, LP

Overview

We are the world’s largest supplier by production capacity of utility-grade wood pellets to major power generators. Since our entry into this business in 2010, we have executed multiple long-term, take-or-pay off-take contracts with creditworthy customers and have built and acquired the production and terminaling capacity necessary to serve them. We are larger than any of our competitors and our existing production constitutes approximately 15% of current global utility-grade wood pellet supply. We own and operate five production plants in the Southeastern U.S. that have a combined wood pellet production capacity of approximately 1.7 million metric tons per year (“MTPY”). Two of our production plants are new facilities that we constructed using our templated design and standardized equipment. A third plant, our largest in terms of production capacity, has been in operation since 2008. We also own a dry-bulk, deep-water marine terminal at the Port of Chesapeake (the “Chesapeake terminal”) that reduces our storage and shiploading costs and enables us to reliably supply our customers. All of our facilities are located in geographic regions with low input costs and favorable transportation logistics. Owning these cost-advantaged, fully-contracted assets in a rapidly expanding industry provides us with a platform to generate stable and growing cash flows that should enable us to increase our per-unit cash distributions over time, which is our primary business objective.

Demand for utility-grade wood pellets is expected to grow at a compound annual growth rate (“CAGR”) of approximately 21% from 2014 to 2020, according to Hawkins Wright. This growth is being driven by the conversion of coal-fired power generation and combined heat and power plants to co-fired or dedicated biomass-fired plants, principally in Northern Europe and, increasingly, in South Korea and Japan. These conversions are attractive due to a combination of factors: they enable power generators to profitably extend the permitted lives of plants that provide critical baseload power generation; they help countries meet regulations regarding greenhouse gas (“GHG”) emissions and renewable energy usage; and they can be implemented quickly and cost-effectively relative to other sources of renewable energy.

We believe our strategy to operate fully-contracted, industrial-scale and cost-advantaged production plants and to control critical delivery infrastructure will enable us to maintain and grow our distributions to unitholders. We intend to make minimum quarterly distributions of $             per unit ($             per unit on an annualized basis) and believe our long-term, take-or-pay off-take contracts will support our ability to make such distributions. In addition, we expect our growth strategy, which is focused on acquiring fully-contracted replicas of our long-lived production plants and deep-water marine terminals from our sponsor, will produce stable and growing cash flows and allow us to increase our per-unit distributions over time. Our sponsor, a portfolio company of the Riverstone Funds, will grant us a five-year right of first offer to acquire certain assets that it may elect to sell. The right of first offer will apply to (i) a fully-contracted and fully-operational production plant located in Southampton County, VA (the “Southampton plant”), (ii) a fully-contracted production plant located in Sampson County, NC (the “Sampson plant”) and a deep-water marine terminal located in Wilmington, NC (the “Wilmington terminal”), both of which currently are under construction, and (iii) any similar assets that our sponsor may develop or acquire in the future. The Southampton plant, the Sampson plant and the Wilmington terminal are held through a joint venture between our sponsor and affiliates of John Hancock Life Insurance Company (the “Hancock JV”). Our sponsor has the right to compel the Hancock JV to sell its assets to us if certain investment returns are achieved.

Our Assets and Operations

We are a vertically integrated producer and distributor of utility-grade wood pellets. We procure wood fiber, a plentiful natural resource, from thousands of landowners and other suppliers, dry and process that fiber into wood pellets at our production plants and transport those products to deep-water marine terminals where they are stored and then distributed to our customers. We own five industrial-scale production plants located in geographic areas in which wood fiber resources are plentiful and readily available. These production plants have a combined wood pellet production capacity of approximately 1.7 million MTPY, representing approximately 18.8% of total European market demand in 2014. We acquired our first production plant in Amory, MS in late 2010 and, with modest incremental capital, quickly expanded its production by approximately 300%. Shortly thereafter, we acquired our second production plant in Wiggins, MS and we more than doubled its production during the ensuing year. Our experience in engineering, expanding and operating these assets helped prepare us to design, construct and commission our first new-build production plant on a former sawmill site in Ahoskie, NC. The Ahoskie plant’s design and standardized set of processing equipment became the basis for our “build-and-copy” approach, which we successfully employed in 2012 and 2013 to construct our production plant in Northampton, NC and the Southampton plant. Our sponsor acquired the Cottondale plant in January 2015.

The following table provides an overview of the production plants that we will own upon the closing of this offering:

Plant Location	Operations Commenced	Annual Production (MTPY)
Amory, MS	August 2010(1)	110,000
Wiggins, MS	October 2010(1)	110,000
Ahoskie, NC	November 2011	370,000
Northampton, NC	April 2013	500,000
Cottondale, FL (2)	April 2008	650,000

Total		1,740,000

(1)	Represents the date of acquisition of the plant.
(2)	Our sponsor acquired the Cottondale plant in January 2015, and the plant will be contributed to us prior to the closing of this offering.

Production from our Ahoskie and Northampton plants and the Southampton plant is exported from our Chesapeake terminal, which includes two purpose-built concrete storage domes with specialized product quality and safety control technologies. We export the production of our Amory and Wiggins plants from a third-party deep-water marine terminal in Mobile, AL (the “Mobile terminal”) under a long-term contract. At the Mobile terminal, flexible barge-based storage and shiploading provide a cost-effective solution for the smaller product volumes we produce in that region. Production from the Cottondale plant is exported from a third-party terminal in Panama City, FL (the “Panama City terminal”) under a long-term contract.

We have U.S. dollar-denominated, take-or-pay off-take contracts with creditworthy counterparties, including large European power generators such as Drax Power Limited (“Drax”), GDF SUEZ Energy Management Trading (“GDF”) and E.ON UK PLC (“E.ON”). Under our existing off-take contracts, we are required to deliver through 2016 pellet quantities approximately equal to all of the production capacity of our production plants plus the pellets we will purchase from the Hancock JV. From 2017 through 2021, our contracted quantities are more than half of the current production capacity of our production plants. Our off-take contracts provide for sales of 2.3 million metric tons (“MT”) of wood pellets in 2015 and have a weighted average remaining term of 5.7 years from January 1, 2015. Each contract provides for a base price subject to an annual inflation-based adjustment or price escalator. The majority of our production is sold under contracts that include cost pass-through mechanisms to mitigate increases in raw material and distribution costs. As our current off-take contracts expire, we will seek to recontract our capacity with a combination of renewals with existing customers, the assumption of additional contracts from our sponsor and the entry into contracts with new customers. As described under “—Our Growth Strategy” below, we believe global demand for utility-grade wood pellets will increase substantially, and we and our sponsor are in active discussions with prospective customers for contracts for substantial incremental production volumes.

We are able to maintain a low and stable cost structure due to the location of our production plants, our control of key infrastructure in our supply chain, our industrial-scale operations, our operating expertise and the standardization of our assets. Our production plants are strategically located in the Southeastern U.S., which gives us access to plentiful, low-cost wood fiber. Our in-house procurement team has established supplier relationships that enable us to reliably procure low-cost raw materials. In addition, our ownership of the Chesapeake terminal enables us to significantly reduce our shipping and logistics costs, and our long-term, fixed-price shipping contracts further stabilize our cost position. Our industrial-scale operations give us economies of scale, and our operating expertise allows us to lower manufacturing costs. The use of common equipment across our production plants enables us to maintain regional spare parts inventories and to develop cost-efficient training programs. We believe that our low-cost structure results in a high operating margin relative to others in our industry.

Our Relationship with Our Sponsor

One of our principal strengths is our relationship with Enviva Holdings. The Riverstone Funds became the majority owners of our sponsor in March 2010. Our sponsor has grown the business being contributed to us into the world’s largest supplier by production capacity of utility-grade wood pellets.

At the closing of this offering, our sponsor will own approximately     % of our common units, all of our subordinated units, all of the incentive distribution rights and our general partner. As a result, our sponsor is incentivized to facilitate our access to accretive acquisition and organic growth opportunities, including those pursuant to the right of first offer it will grant us in connection with the closing of this offering.

In November 2014, our sponsor entered into the Hancock JV with Hancock Natural Resource Group, Inc. (“HNRG”) and certain other affiliates of John Hancock Life Insurance Company. The Hancock JV will own the Southampton plant following this offering and has commenced construction of the Sampson plant and the Wilmington terminal. We refer to the Sampson plant and the Wilmington terminal, together with two other 500,000 MTPY production plants under development, as the “Wilmington Projects.” The Wilmington Projects are described below under “—Our Sponsor’s Retained Assets and Development Projects—Wilmington Projects.” Our sponsor is the managing member and operator of the Hancock JV and is responsible for managing the activities of the Hancock JV, including the development and construction of the Hancock JV’s development projects.

Our Growth Strategy

According to Hawkins Wright, an independent market consultant with expertise in the international forest products and bioenergy industries, global demand for utility-grade wood pellets is projected to expand at a CAGR of approximately 21% from 11.5 million MTPY in 2014 to 36.1 million MTPY in 2020, primarily as a result of demand growth in Northern Europe, South Korea and Japan. Given the limited current supply available, a substantial amount of new production capacity and related infrastructure will be required to meet this demand. As the largest supplier by production capacity in the industry, and because of our relationships with major Northern European and Asian customers, we believe we are well positioned to capture a significant portion of this expected future demand growth.

There are several opportunities for us to grow our business and increase our cash available for distribution:

•	first, we expect to increase cash flow from existing assets and improve our margins through increased scale and optimization in the operation of our production plants and within our supply chain;

•	second, to promote our growth, our sponsor will grant us a five-year right of first offer to acquire the Southampton plant, the Wilmington Projects discussed below and any other wood pellet production plants and associated deep-water marine terminals that it or the Hancock JV may develop or acquire and elect to sell (please read “—Our Sponsor’s Retained Assets and Development Projects”); and

•	third, we will continue to seek to grow our business through third-party acquisitions. As with the acquisition of our Cottondale plant, we intend to pursue future acquisition opportunities only when they are supported by our own or acquired long-term off-take contracts, and we do not plan to acquire assets that are in development or early stages of construction.

We also intend to capitalize on our existing relationships with customers to capture a significant portion of growing worldwide demand. Our sales force is in active contract negotiations with creditworthy counterparties for additional long-term supply. We also opportunistically acquire wood pellets in the Pacific Northwest for sale in Asian markets, and we expect to continue to expand our geographic reach to serve South Korean and Japanese demand. In addition, the wood pellets produced from our Cottondale plant are suitable for uses other than industrial power generation, including commercial and residential heating. The Cottondale plant has already delivered production into this market and has several cargoes contracted for 2015 and beyond. We will continue to evaluate these markets as they develop and will pursue favorable sales opportunities.

Industry Overview

Our principal product, utility-grade wood pellets, is becoming a global energy commodity. Worldwide demand for utility-grade wood pellets is projected by Hawkins Wright to grow from approximately 11.5 million MTPY in 2014 to 18.6 million MTPY in 2016 and to 36.1 million MTPY in 2020. This represents a CAGR of approximately 21% from 2014 to 2020. Europe is expected to constitute the most significant portion of forecasted demand. According to Eurostat data, the European Union’s imports of wood pellets have grown rapidly over recent years, from 1.8 million MT in 2009 to 6.5 million MT in 2014, which equates to a CAGR of 30%. The principal non-EU suppliers are the U.S. and Canada, and the U.S. has seen its share of the EU market for imported wood pellets increase from 30% in 2009 to 46% in 2013 and to 60% in 2014.

Utility-grade wood pellets are used as a substitute for coal in both converted and co-fired power generation and combined heat and power plants. They enable major power generators to profitably generate electricity in a manner that reduces the overall cost of compliance with mandatory GHG emissions limits and renewable energy targets while also allowing countries to diversify their sources of electricity supply. Unlike wind and solar power generation, wood pellet-fired plants are capable of meeting baseload electricity demand and are dispatchable (that is, power output can be switched on or off or adjusted based on demand). The capital costs required to convert a coal plant to co-fire biomass, or to burn biomass exclusively, are a fraction of the capital costs associated with implementing offshore wind and most other renewable technologies. Furthermore, the relatively quick process of converting coal-fired plants to biomass-fired generation is an attractive benefit for power generators whose generation assets are no longer viable as coal plants due to the expiration of operating permits or the introduction of taxes or other restrictions on fossil fuel usage or emissions of GHGs and other pollutants.

Although worldwide demand for utility-grade wood pellets is expected to be 36.1 million MTPY by 2020, production capacity as of December 31, 2014 is estimated by Hawkins Wright to be only 11.6 million MTPY. Identified wood pellet projects presently under construction or that have committed sources of financing are expected to raise production capacity to only 16.9 million MTPY by the end of 2016. The resulting 19.2 million MTPY gap between identified supply and forecasted 2020 demand will require the development of substantial additional sources of supply, thereby creating considerable growth opportunities for us.

There also continues to be significant growth in the demand for wood pellets to heat homes and commercial buildings and to produce process heat at industrial sites. Global wood pellet consumption for residential- and commercial-scale heating is estimated by Hawkins Wright to have been 14.3 million MT in 2014, and this is projected by Hawkins Wright to grow to approximately 25.0 million MT in 2020. As the markets develop and commoditize, there will continue to be opportunities for utility-grade wood pellet producers to serve this growing demand.

Business Strategies

Our primary business objective is to generate stable and growing cash flows that enable us to maintain and increase our per-unit cash distributions over time. We intend to accomplish this objective by executing the following strategies:

•	Fully contracting our production with creditworthy customers on terms that provide predictable, growing cash flows. We have long-term, U.S. dollar-denominated, take-or-pay off-take contracts with creditworthy counterparties, including large European power generators. Each of our and the Hancock JV’s successive contracts has benefited from increased pricing and incremental commercial protections designed to mitigate the impact of changes in inflation, raw material costs, distribution costs and certain other costs. Given this trend and our track record, we believe we will be able to obtain contracts in the future with creditworthy customers that contain longer tenures than our existing contracts and additional provisions that mitigate our cost variability, thereby increasing the stability of our cash flows.

•	Growing our business through drop-down and third-party acquisitions. We believe that our current scale of operations and relationship with our sponsor provide us with a platform for growth through accretive acquisitions that are complementary to our existing portfolio of assets. Our sponsor will grant us a right of first offer, for a period of five years following the closing of this offering, to acquire the Southampton plant, the Wilmington Projects discussed below, as well as any completed development project that it or the Hancock JV may elect to sell. We refer to acquisitions from our sponsor or the Hancock JV as “drop-down” acquisitions. We also believe that we are well-positioned to acquire production plants and deep-water marine terminals from third parties as a result of our knowledge of the industry, operating expertise, control of existing deep-water marine terminals and access to capital. Our sponsor acquired the Cottondale plant in January 2015. As with the acquisition of our Cottondale plant, we intend to pursue future acquisition opportunities only when they are supported by our own or acquired long-term off-take contracts.

•	Expanding margins through operational excellence. We can expand our margins by generating incremental revenues through increased production at our existing production plants and from price adjustments for delivery of superior quality products. Our operational excellence is derived from our focus on plant reliability and uptime, raw material conversion efficiency, optimization of raw material mix and a management philosophy of continuous improvement.

•	Maintaining sound financial practices. We intend to maintain a conservative capital structure that, when combined with our stable, contracted cash flows, should afford us access to capital at a competitive cost. Consistent with our disciplined financial approach, over the long term, we intend to fund our expansion and acquisition projects through a combination of debt and equity issuances. We believe this approach will provide us the flexibility to pursue accretive acquisitions and organic growth projects as they become available.

Competitive Strengths

As a leader in an industry with significant projected demand growth, we believe we have developed the following competitive strengths that will enable us to successfully execute our growth strategy and achieve our primary business objective:

•	Our low-cost position. We believe we have a cost-advantaged position in our industry for the following reasons:

•	Strategically located production plants and deep-water marine terminals. Our production plants are strategically located in the Southeastern U.S., one of the most attractive wood fiber regions in the world due to its abundance of commercial, working forests, growing timber inventories and logistics infrastructure. Consequently, we believe that we are able to access raw materials more cheaply and reliably than competitors whose operations are located in other regions. Furthermore, the proximity of our production plants to the Chesapeake terminal, the Mobile terminal and the Panama City terminal results in low “to-port” transportation costs. Finally, we are able to secure favorable long-term, fixed-price shipping contracts due to our terminals’ locations in relation to trade flows between Europe and the Americas.

•	Large scale of operations. We benefit from economies of scale at each level of our procurement, production, logistics and terminaling operations, which enable us to spread our fixed costs over wood pellet volumes substantially greater than the average producer in our industry.

•	Deep process know-how. As the largest and one of the most established operators in the industry, we have designed, engineered, built and expanded multiple production plants and a deep-water marine terminal for our products. Our operational experience helps us maintain uptime, throughput, overall performance and cost efficiency at levels we believe few of our competitors can replicate.

•	Vertical integration. We have made investments to control key areas of our supply chain, in particular our in-house wood fiber procurement activities and our Chesapeake terminal.

•	In-house wood fiber procurement. We have built an in-house procurement team of 24 employees with an average of over 22 years of experience developing national, regional and local relationships with current and potential wood fiber suppliers. As of 2007, more than 60% of Southern U.S. timber resources were owned by individuals and small companies. Direct access to, and quality relationships with, this fragmented ownership base enable us to reliably procure low-cost wood fiber.

•	Terminal operations. We own or control critical storage and logistics assets capable of exporting industrial-scale quantities of wood pellets in an economic manner. Because access to this infrastructure is limited, our ownership of the Chesapeake terminal secures our ability to export approximately half of our total production and enables us to generate incremental margin from third parties by managing throughput of their products. Owning the Chesapeake terminal also reduces our storage and loading costs and allows us to directly control inventory and preserve the quality of our products. Finally, because we maintain control over shipping schedules by virtue of our ownership of the Chesapeake terminal and our contractual arrangements at third-party ports, we minimize the risk of incurring demurrage costs associated with shiploading delays and the working capital associated with inventory.

•

Quality and reliability of our products. The uninterruptible nature of baseload power generation requires consistent delivery of high-quality fuel that meets or exceeds customer specifications. Our production processes, in-house control labs and testing procedures, as well as our storage and logistics network, ensure the quality of our products until they reach our customers. In addition, our customers are subject to stringent requirements regarding the sustainability of the fuels they procure. We believe we are a preferred supplier to the major customers in our industry because of the quality and consistency of our products, the reliability of our deliveries and our ability to verify and document, through customer and third-party audits, that our products meet our customers’ regulatory sustainability obligations.

•	Our relationship with Enviva Holdings, a committed sponsor with well-capitalized owners. Our sponsor is an experienced acquirer and developer of industrial-scale wood pellet production plants and deep-water marine terminals and has acquired or developed all of the assets that constitute our business. Our sponsor is also the managing member and operator of the Hancock JV, a joint venture between our sponsor, HNRG and certain other affiliates of John Hancock Life Insurance Company. Following this offering, the Hancock JV will own a 510,000 MTPY production plant located in Southampton, VA, and our sponsor and the Hancock JV are currently developing the Wilmington Projects, consisting of three 500,000 MTPY wood pellet production plants and a deep-water marine terminal in the Wilmington, NC region. The Hancock JV has commenced construction of the Sampson plant and Wilmington terminal, which are expected to begin commercial operations in early 2016. Our sponsor will grant us a five-year right of first offer on the Southampton plant, the Wilmington Projects and similar assets that it or the Hancock JV may develop or acquire and elect to sell. As the owner of approximately % of our common units, all of our subordinated units, all of the incentive distribution rights and our general partner, our sponsor is incentivized to facilitate our access to accretive acquisition and organic growth opportunities.

•	Experienced management. As recognized leaders at the forefront of our industry, the members of our management team have extensive experience in the commercial development and operation of wood pellet production plants and logistics assets throughout the U.S., Latin America, the Caribbean and Europe. They have developed strong relationships with our Northern European and Asian customer base. Members of our management team average approximately 18 years of relevant experience from the forestry, traditional wood products, midstream energy, engineering and construction and general industrial manufacturing sectors, in addition to experience at Fortune 500 companies and publicly traded master limited partnerships. Our management team’s ability to develop and maintain customer relationships, operate our business in a cost-effective manner and efficiently integrate acquisitions is crucial to the continued growth of our business.

Our Sponsor’s Retained Assets and Development Projects

Upon the closing of this offering, we will enter into a Purchase Rights Agreement with our sponsor, pursuant to which our sponsor will grant us a five-year right of first offer to acquire the Southampton plant, the Wilmington Projects discussed below and any other wood pellet production plants and associated deep-water marine terminals that it or the Hancock JV may develop or acquire and elect to sell. We expect to pursue the acquisition of such assets to the extent that they are supported by long-term off-take contracts with creditworthy counterparties and have long useful lives, stable cost positions and advantaged locations. The Southampton plant and the plants comprising the Wilmington Projects will have an aggregate production capacity of 2.0 million MTPY, and our acquisition of these assets would more than double our production capacity.

Long-Term, Take-or-Pay Off-Take Contracts

The Hancock JV is party to two additional take-or-pay off-take contracts comprising nearly one million MTPY of long-duration sales volumes.

First, the Hancock JV is party to a ten-year take-or-pay off-take contract with Drax pursuant to which it will supply 385,000 MT for the first delivery year and 500,000 MTPY for years two through ten. This contract will commence on December 1, 2015.

Second, the Hancock JV is party to a ten-year take-or-pay off-take contract with DONG Energy Thermal Power A/S, a Danish power generator (“DONG Energy”). This contract commences September 1, 2016 and provides for sales of 360,000 MT for the first delivery year and 420,000 MTPY for years two through ten. DONG Energy’s obligations under the contract are guaranteed by DONG Energy A/S.

In addition to these contracts, our sponsor’s sales force is in active contract negotiations with creditworthy counterparties for additional long-term supply.

Southampton Plant

We completed construction of a 510,000 MTPY production plant in Southampton, VA in October 2013 using the same “build-and-copy” approach employed to construct our Northampton plant. Prior to the closing of this offering, the entity that owns the Southampton plant will be conveyed to the Hancock JV. Production from the Southampton plant is exported from our Chesapeake terminal. Our sponsor expects that the Southampton plant should generate annual adjusted EBITDA of approximately $20.0 million and should incur approximately $0.9 million of annual maintenance capital expenditures. Our sponsor has indicated that it will assign the Hancock JV’s Drax contract in connection with any sale of the Southampton plant.

Wilmington Projects

Our sponsor and the Hancock JV are actively developing a total of three new 500,000 MTPY production plants and a deep-water marine terminal in the Wilmington, NC region, which we refer to as the Wilmington Projects. The three production plants, which are strategically sited in attractive wood fiber baskets in close proximity to the Wilmington terminal, will be constructed using our “build and copy” approach, including substantially the same design and equipment as the Northampton and Southampton plants. The Hancock JV owns the plant sites for the two production plants and has entered into a long-term lease agreement for the site on which it is constructing the Wilmington terminal at the Port of Wilmington in Wilmington, NC. The Hancock JV has also entered into contracts for most of the major equipment for and has commenced construction of the Sampson plant and the Wilmington terminal.

Our sponsor expects the Sampson plant and the Wilmington terminal will begin commercial operations in early 2016 and should generate annual adjusted EBITDA of approximately $20.7 million and $8.6 million, respectively, and should incur annual maintenance capital expenditures of approximately $1.1 million and $0.5 million, respectively. Our sponsor has indicated that it will assign the Hancock JV’s DONG Energy contract in connection with any sale of the Sampson plant.

Our sponsor’s estimates of annual adjusted EBITDA and maintenance capital expenditures for each of the Southampton plant, the Sampson plant and the Wilmington terminal are based on numerous assumptions that are subject to significant risks and uncertainties. For more information, please read “Business—Our Sponsor’s Retained Assets and Development Projects—Wilmington Projects.”

Other Development Projects

In addition to the Wilmington Projects, our sponsor is pursuing the development of additional deep-water marine terminals and production plants. Our sponsor has entered into a Memorandum of Understanding with the Mississippi Development Authority regarding the development of new dry-bulk storage and deep-water terminaling capacity for wood pellets in the Port of Pascagoula, MS, which would service new, regionally proximate production plants, including one production plant in Lucedale, MS. HNRG has the right to invest in these projects on substantially the same terms that it invested in the Hancock JV. In addition, our sponsor has signed a letter of intent with Port St. Joe, FL regarding the development of additional pellet export capacity at that port facility.

Although we expect to have the opportunity to acquire assets, including the Southampton plant and Wilmington Projects, from our sponsor or the Hancock JV in the future, there can be no assurance that our sponsor or the Hancock JV will be successful in completing their development projects or that they will decide to sell assets or completed development projects to us.

About Our Sponsor’s Owners

The Riverstone Funds own 94.6% of the limited partner interests in Enviva Holdings and own Enviva Holdings’ general partner, with the balance of the limited partner interests owned by legacy owners of our sponsor and certain members of management. As of December 31, 2014, the Riverstone Funds have invested net equity of $348.5 million in Enviva Holdings. Riverstone is an energy and power-focused private investment firm founded in 2000 by David M. Leuschen and Pierre F. Lapeyre, Jr. with approximately $27.0 billion of equity capital raised. Riverstone conducts buyout and growth capital investments in the exploration and production, midstream, oilfield services, power and renewable sectors of the energy industry. With offices in New York, London, Houston and Mexico City, the firm has committed approximately $28.0 billion to 116 investments in North America, Latin America, Europe, Africa and Asia as of January 31, 2015.

About HNRG

HNRG is the world’s largest timberland investment manager, with approximately $12.0 billion and 6.7 million acres of timberlands under management. HNRG is a wholly-owned subsidiary of Manulife Financial Corporation, a leading Canada-based financial services group with approximately $590.0 billion of assets under management.

Risk Factors

An investment in our common units involves risks. You should carefully consider the risks described in “Risk Factors” and the other information in this prospectus before deciding whether to invest in our common units.

Our Management

We are managed and operated by the board of directors and executive officers of our general partner, Enviva Partners GP, LLC, a wholly owned subsidiary of our sponsor. As a result of owning our general partner, our sponsor will have the right to appoint all members of the board of directors of our general partner, including at least three directors meeting the independence standards established by the NYSE. We expect to appoint three independent directors prior to the date our common units are listed for trading on the NYSE. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. For more information about the executive officers and directors of our general partner, please read “Management.”

Summary of Conflicts of Interest and Fiduciary Duties

Although our relationship with our sponsor may provide significant benefits to us, it may also become a source of potential conflicts. For example, Enviva Holdings is not restricted from competing with us. In addition, the executive officers and certain of the directors of our general partner also serve as officers or directors of Enviva Holdings, and these officers and directors face conflicts of interest, including conflicts of interest regarding the allocation of their time between us and Enviva Holdings.

Our general partner has a contractual duty to manage us in a manner that it believes is not adverse to our interest. However, the officers and directors of our general partner have fiduciary duties to manage our general partner in a manner beneficial to our sponsor, the owner of our general partner. As a result, conflicts of interest may arise in the future between us or our unitholders, on the one hand, and our sponsor and our general partner, on the other hand.

Our partnership agreement limits the liability of and replaces the fiduciary duties owed by our general partner to our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions that might otherwise constitute a breach of duties by our general partner or its directors or officers. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and each unitholder is treated as having consented to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law.

For a more detailed description of the conflicts of interest and duties of our general partner and its directors and officers, please read “Conflicts of Interest and Fiduciary Duties.” For a description of other relationships with our affiliates, please read “Certain Relationships and Related Transactions.”

Principal Executive Offices

Our principal executive offices are located at 7200 Wisconsin Avenue, Suite 1000, Bethesda, MD 20814, and our telephone number is (301) 657-5560. Our website address will be http://www.envivapartners.com. We intend to make our periodic reports and other information filed with or furnished to the U.S. Securities and Exchange Commission (“SEC”) available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). For as long as we are an emerging growth company, unlike other public companies, we will not be required to:

•	provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

•	comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise;

•	provide certain disclosures regarding executive compensation required of larger public companies; or

•	obtain unitholder approval of any golden parachute payments not previously approved.

We will cease to be an “emerging growth company” upon the earliest of:

•	when we have $1.0 billion or more in annual revenues;

•	on the last day of the year in which at least $700.0 million in market value of our common units is held by non-affiliates as of the preceding June 30th;

•	when we issue more than $1.0 billion of non-convertible debt over a three-year period; or

•	the last day of the fiscal year following the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period and, as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

The Transactions

We are a Delaware limited partnership formed in November 2013 by Enviva Holdings, our sponsor, to own and operate certain of the businesses that have historically been conducted by our sponsor.

Prior to the closing of this offering, the following transactions (the “Initial Transactions”) will occur:

•	Enviva, LP will convey its interests in Enviva Pellets Southampton, LLC, which owns the 510,000 MTPY Southampton plant, to the Hancock JV;

•	Enviva, LP will distribute all cash and cash equivalents, including accounts receivable, to our sponsor;

•	our sponsor will contribute its interests in Enviva Pellets Cottondale, LLC to Enviva, LP;

•	our sponsor will contribute its interests in each of Enviva, LP and Enviva GP, LLC, the general partner of Enviva, LP, to us;

•	we will enter into a credit agreement for a new aggregate $199.5 million senior secured credit facilities, comprised of a $174.5 million term loan facility and a $25.0 million revolving credit facility and pay $ million of fees and expenses as a result of entering into the new senior secured credit facilities; and

•	we will use $76.7 million from borrowings under the new term loan facility and $11.6 million of debt service restricted cash to repay all outstanding indebtedness under our prior senior secured credit facilities and related accrued interest expense and will retain $87.0 million from borrowings under the new term loan facility to partially fund a distribution to our sponsor in connection with the closing of this offering.

In connection with or following the closing of this offering, the following transactions (together with the Initial Transactions, the “Transactions”) will occur:

•	we will issue to our sponsor common units and subordinated units;

•	we will issue the incentive distribution rights to our sponsor;

•	we will issue common units to the public;

•	we will receive gross proceeds of $ million from the issuance and sale of common units at an assumed initial offering price of $ per unit (the mid-point of the price range set forth on the cover page of this prospectus);

•	we will use $ million of the proceeds from this offering to pay the underwriting discount and structuring fee and estimated offering expenses of $ million; and

•	we will use $ million of the proceeds from this offering (i) to pay, together with borrowings under the new term loan facility, a $ million distribution to our sponsor, (ii) to repay $ million of indebtedness related to the acquisition of our Cottondale plant and (iii) for general partnership purposes, including future acquisitions.

We have granted the underwriters a 30-day option to purchase up to              additional common units. Any net proceeds received from the exercise of this option will be distributed to Enviva Holdings. If the underwriters do not exercise this option in full or at all, the common units that would have been sold to the underwriters had they exercised the option in full will be issued to Enviva Holdings for no additional consideration at the expiration of the option period. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding.

Organizational Structure

The following is a simplified diagram of our ownership structure after giving effect to this offering and the related transactions.

Public Common Units		%(1)
Interests of Enviva Holdings:
Common Units		%(1)
Subordinated Units		%
Non-Economic General Partner Interest	0.0	%(2)
Incentive Distribution Rights	—	(3)

	100.0%

(1)	Assumes the underwriters do not exercise their option to purchase additional common units and such additional common units are issued to Enviva Holdings.
(2)	Our general partner owns a non-economic general partner interest in us. Please read “How We Make Distributions To Our Partners—General Partner Interest.”
(3)	Incentive distribution rights represent a variable interest in distributions and thus are not expressed as a fixed percentage. Please read “How We Make Distributions To Our Partners—Incentive Distribution Rights.” Distributions with respect to the incentive distribution rights will be classified as distributions with respect to equity interests. Incentive distribution rights will be issued to Enviva Partners GP, LLC, our general partner, which is wholly owned by Enviva Holdings.

The Offering

Common units offered to the public	common units.

common units if the underwriters exercise their option to purchase additional common units in full.

Units outstanding after this offering	common units and subordinated units for a total of limited partner units. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the underwriters and the remainder, if any, will be issued to our sponsor. Any such units issued to our sponsor will be issued for no additional consideration. If the underwriters do not exercise their option to purchase additional common units, we will issue common units to our sponsor upon the option’s expiration for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding.

Use of proceeds	We intend to use the estimated net proceeds of approximately $ million from this offering (based on an assumed initial offering price of $ per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount and structuring fee and offering expenses, to (i) pay, together with borrowings of $ million under our new term loan facility, a $ million distribution to our sponsor related to its contribution of assets to us in connection with this offering, a portion of which is intended as a reimbursement of capital expenditures of our sponsor, (ii) repay $ million of indebtedness related to the acquisition of our Cottondale plant and (iii) retain $ million for general partnership purposes, including future acquisitions. We will not be required to pay additional cash consideration for such contributed assets or reimburse our sponsor for additional capital expenditures. If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds will be approximately $ million (based on an assumed initial offering price of $ per common unit, the mid-point of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be used to make a special distribution to our sponsor. Please read “Use of Proceeds.”

Cash distributions	Within 60 days after the end of each quarter, beginning with the quarter ending , 2015, we expect to make a minimum quarterly distribution of $ per common unit and subordinated unit ($ per common unit and subordinated unit on an annualized basis) to unitholders of record on the applicable record date. For the first quarter that we are publicly traded, we will pay a prorated distribution covering the period after the completion of this offering through , 2015, based on the actual length of that period.

The board of directors of our general partner will adopt a policy pursuant to which distributions for each quarter will be paid to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail in “Cash Distribution Policy and Restrictions on Distributions.”

Our partnership agreement generally provides that we will distribute cash each quarter during the subordination period in the following manner:

•	first, to the holders of common units, until each common unit has received the minimum quarterly distribution of $ plus any arrearages from prior quarters;

•	second, to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $ ; and

•	third, to the holders of common units and subordinated units pro rata until each has received a distribution of $ .

If cash distributions to our unitholders exceed $ per common unit and subordinated unit in any quarter, our unitholders and our general partner, as the holder of our incentive distribution rights (“IDRs”), will receive distributions according to the following percentage allocations:

Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
	Unitholders	General Partner (as holder of IDRs)
above $ up to $	85.0%	15.0%
above $ up to $	75.0%	25.0%
above $	50.0%	50.0%

We refer to the additional increasing distributions to our general partner as “incentive distributions.” Please read “How We Make Distributions To Our Partners—Incentive Distribution Rights.”

We believe, based on our financial forecast and related assumptions included in “Cash Distribution Policy and Restrictions on Distributions,” that we will have sufficient cash available for distribution to pay the minimum quarterly distribution of $ on all of our common units and subordinated units for the twelve months ending March 31, 2016. However, we do not have a legal or contractual obligation to pay distributions quarterly or on any other basis at the minimum quarterly distribution rate or at any other rate and there is no guarantee that we will pay distributions to our unitholders in any quarter. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Subordinated units	Our sponsor will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that, for any quarter during the subordination period, holders of the subordinated units will not be entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution from operating surplus for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid an aggregate amount of at least $ (the minimum quarterly distribution on an annualized basis) multiplied by the total number of outstanding common and subordinated units for each of three consecutive, non-overlapping four-quarter periods ending on or after , 2018 and there are no outstanding arrearages on our common units.

Notwithstanding the foregoing, the subordination period will end on the first business day after we have paid an aggregate amount of at least $ (150.0% of the minimum quarterly distribution on an annualized basis) multiplied by the total number of outstanding common and subordinated units and we have earned that amount plus the related distribution on the incentive distribution rights for any four-quarter period ending on or after , 2016 and there are no outstanding arrearages on our common units.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units will thereafter no longer be entitled to arrearages.

General partner’s right to reset the target distribution levels	Our general partner, as the initial holder of our incentive distribution rights, will have the right, at any time when there are no subordinated units outstanding and we have made distributions in excess of the then-applicable third target distribution for the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. Following a reset election, the minimum quarterly distribution will be adjusted to equal the distribution for the quarter immediately preceding the reset, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution as the initial target distribution levels were above the minimum quarterly distribution.

If the target distribution levels are reset, the holders of our incentive distribution rights will be entitled to receive common units. The number of common units to be issued will equal the number of common units that would have entitled the holders of our incentive distribution rights to an aggregate quarterly cash distribution for the quarter prior to the reset election equal to the distribution on the incentive distribution rights for the quarter prior to the reset election. Please read “How We Make Distributions To Our Partners—Incentive Distribution Right Holders’ Right to Reset Incentive Distribution Levels.”

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Interests.”

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2⁄3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, our sponsor will own an aggregate of % of our outstanding units (or % of our outstanding units, if the underwriters exercise their option to purchase additional common units in full). This will give our sponsor the ability to prevent the removal of our general partner. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. This will provide our sponsor the ability to prevent the removal of our general partner. Please read “The Partnership Agreement—Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read “The Partnership Agreement—Limited Call Right.”

Estimated ratio of taxable income to distributions

We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending             , you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than     % of the

cash distributed to you with respect to that period. For example, if you receive an annual distribution of $         per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $         per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership” for the basis of this estimate.

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material U.S. Federal Income Tax Consequences.”

Exchange listing	We have been approved to list our common units on the New York Stock Exchange (the “NYSE”) under the symbol “EVA.”

Summary Historical Consolidated and Unaudited Pro Forma Financial and Operating Data

Enviva Partners, LP was formed in November 2013 and does not have historical consolidated financial statements. We have not presented historical consolidated financial information for Enviva Partners, LP because we have not had any corporate activity since our formation and we believe that a presentation of the results of Enviva Partners, LP would not be meaningful. Therefore, in this prospectus we present the historical consolidated financial statements of Enviva, LP and its operating subsidiaries, which entities (excluding Enviva Pellets Southampton, LLC, which will be owned by Enviva Wilmington Holdings, LLC, a joint venture between a wholly-owned subsidiary of Enviva Holdings, LP, Hancock Natural Resource Group, Inc. and certain other affiliates of John Hancock Life Insurance Company) will be transferred by Enviva MLP Holdco, LLC to Enviva Partners, LP upon the closing of this offering. We refer to these entities as “Enviva Partners, LP Predecessor” or “our predecessor.” The following table presents summary historical consolidated financial and operating data of Enviva Partners, LP Predecessor and summary pro forma combined financial and operating data of Enviva Partners, LP as of the dates and for the periods indicated.

The summary historical consolidated financial data presented as of and for the years ended December 31, 2014 and 2013 is derived from the audited historical consolidated financial statements of Enviva Partners, LP Predecessor that are included elsewhere in this prospectus.

The summary pro forma combined financial and operating data presents unaudited pro forma balance sheet data as of December 31, 2014, and statement of operations and other financial and operating data for the year ended December 31, 2014 of Enviva Partners, LP, based upon our predecessor’s combined historical financial statements after giving pro forma effect to the Transactions described in “Summary—The Transactions.” The pro forma combined financial data assumes that the Transactions had taken place on December 31, 2014, in the case of the pro forma balance sheet, and on January 1, 2014, in the case of the pro forma statement of operations for the year ended December 31, 2014. The pro forma balance sheet, statement of operations and other financial and operating data presented are not necessarily indicative of what our actual results of operations would have been as of the date and for the periods indicated, nor do they purport to represent our future results of operations.

For a detailed discussion of the summary historical consolidated financial information contained in the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table should also be read in conjunction with “Use of Proceeds,” the audited and unaudited historical consolidated financial statements of Enviva Partners, LP Predecessor included elsewhere in this prospectus and the unaudited pro forma financial statements of Enviva Partners, LP included elsewhere in this prospectus. Among other things, the historical consolidated financial statements include more detailed information regarding the basis of presentation for the information in the following table.

	Enviva Partners, LP Predecessor Historical		Enviva Partners, LP Pro Forma
	Year Ended December 31		Year Ended December 31, 2014
	2014	2013
			(unaudited)
	(in thousands, except per metric ton and operating data)
Statement of Operations Data:
Product sales	$286,641	$176,051	$429,338
Other revenue	3,495	3,836	3,941

Net revenue	290,136	179,887	433,279
Costs of goods sold, excluding depreciation and amortization	251,058	152,720	364,043
Depreciation and amortization (1)	18,971	11,827	25,945

Total cost of goods sold	270,029	164,547	389,988

Gross margin	20,107	15,340	43,291
General and administrative expenses	11,132	16,373	14,184

Income (loss) from operations	8,975	(1,033)	29,107
Other income (expense):
Interest expense	(8,724)	(5,460)	(10,665)
Early retirement of debt obligation	(73)	—	(7,248)
Other income	7	996	399

Total other expense, net	(8,790)	(4,464)	(17,514)

Net income (loss)	185	(5,497)	11,593
Less loss attributable to noncontrolling partners’ interests	79	58	79

Net income (loss) attributable to Enviva Partners, LP	$264	$(5,439)	$11,672

Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$29,434	$(7,577)
Investing activities	(14,664)	(115,799)
Financing activities	(17,736)	115,235

Other Financial Data:
Adjusted EBITDA (2)	$28,348	$12,101	$55,949
Adjusted gross margin per metric ton (2)	$25.91	$29.18
Expansion capital expenditures (3)	14,733	124,732

	Enviva Partners, LP Predecessor Historical		Enviva Partners, LP Pro Forma
	Year Ended December 31		Year Ended December 31, 2014
	2014	2013
			(unaudited)
	(in thousands, except per metric ton and operating data)

Operating Data:
Total metric tons sold	1,508	931

Balance Sheet Data (at period end):
Cash and cash equivalents	$592	$3,558	$15,862
Total assets	384,489	400,003	459,472
Long-term debt and capital lease obligations (including current portion)	94,075	100,524	178,757
Total liabilities	109,961	128,592	279,960
Partners’ capital	274,528	271,411	179,512

(1)	Excludes depreciation of office furniture and equipment. Such amount is included in general and administrative expenses.
(2)	For more information, please read “—Non-GAAP Financial Measures” below.
(3)	Expansion capital expenditures are cash expenditures made to increase our long-term operating capacity or net income whether through construction or acquisitions. Please read “How We Make Distributions to Our Partners—Capital Expenditures.”

Non-GAAP Financial Measures

Adjusted EBITDA

We define adjusted EBITDA as net income or loss excluding depreciation and amortization, interest expense, taxes, early retirement of debt obligation, non-cash equity compensation and asset impairments and disposals. Adjusted EBITDA is not a presentation made in accordance with generally accepted accounting principles (“GAAP”). Management uses adjusted EBITDA as an important indicator of performance.

We believe that the presentation of adjusted EBITDA provides useful information to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to adjusted EBITDA is loss from continuing operations. Our non-GAAP financial measure of adjusted EBITDA should not be considered as an alternative to GAAP loss from continuing operations. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect loss from continuing operations. You should not consider adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because adjusted EBITDA may be defined differently by other companies in our industry, our definition of adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

The following table presents a reconciliation of adjusted EBITDA to the most directly comparable GAAP financial measure on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Enviva Partners, LP Predecessor Historical		Enviva Partners, LP Pro Forma
	Year Ended December 31,		Year Ended December 31, 2014
	2014	2013
			(unaudited)
	(in thousands)
Reconciliation of adjusted EBITDA to net income (loss):
Net income (loss)	$185	$(5,497)	$11,593
Depreciation and amortization	19,009	11,887	26,073
Interest expense	8,724	5,460	10,668
Early retirement of debt obligation	73	—	7,248
Non-cash equity compensation	2	5	2
Income tax expense	15	23	15
Asset impairments and disposals	340	223	350

Adjusted EBITDA	$28,348	$12,101	$55,949

Adjusted Gross Margin per Metric Ton

We use adjusted gross margin per metric ton to measure our financial performance. We define adjusted gross margin as gross margin excluding depreciation and amortization included in cost of goods sold. We believe adjusted gross margin per metric ton is a meaningful measure because it compares our off-take pricing to our operating costs for a view of profitability and performance on a per metric ton basis. Adjusted gross margin per metric ton will primarily be affected by our ability to meet production volumes and to control direct and indirect costs associated with procurement and delivery of wood fiber to our production plants and the production and distribution of wood pellets.

We believe that the presentation of adjusted gross margin per metric ton will provide useful information to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to adjusted gross margin per metric ton is gross margin. Our non-GAAP financial measure of adjusted gross margin per metric ton should not be considered as an alternative to GAAP gross margin. Adjusted gross margin per metric ton has important limitations as an analytical tool because it excludes some but not all items that affect gross margin. You should not consider adjusted gross margin per metric ton in isolation or as a substitute for analysis of our results as reported under GAAP. Because adjusted gross margin per metric ton may be defined differently by other companies in our industry, our definition of adjusted gross margin per metric ton may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

The following table presents a reconciliation of adjusted gross margin per metric ton to the most directly comparable GAAP financial measure on a historical basis and a pro forma basis, as applicable, for each of the periods indicated.

	Enviva Partners, LP Predecessor Historical		Enviva Partners, LP Pro Forma
	Year Ended December 31,		Year Ended December 31, 2014
	2014	2013
			(unaudited)
	(in thousands, except per metric ton)
Reconciliation of gross margin to adjusted gross margin per metric ton:
Metric tons sold	1,508	931
Gross margin	$20,107	$15,340	$43,291
Depreciation and amortization (1)	18,971	11,827	25,945

Adjusted gross margin	$39,078	$27,167	$69,236

Adjusted gross margin per metric ton	$25.91	$29.18

(1)	Excludes depreciation of office furniture and equipment. Such amount is included in general and administrative expenses.

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition, results of operations and cash available for distribution could be materially adversely affected. In that case, we might not be able to make distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Inherent in Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

We may not have sufficient cash each quarter to pay the full amount of our minimum quarterly distribution of $         per unit, or $         per unit per year, which will require us to have cash available for distribution of approximately $         million per quarter, or $         million per year, based on the number of common and subordinated units that will be outstanding after the completion of this offering. The amount of cash we can distribute on our common and subordinated units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on the following factors, some of which are beyond our control:

•	the volume of our products that we are able to sell;

•	the price at which we are able to sell our products;

•	non-performance by our customers;

•	the amount of low-cost wood fiber we are able to procure and process, which could be adversely affected by, among other things, operating or financial difficulties suffered by our suppliers;

•	changes in the price and availability of natural gas, diesel, oil or coal;

•	changes in prevailing economic conditions;

•	inclement or hazardous weather conditions, including flooding;

•	environmental hazards;

•	fires, explosions or other accidents;

•	changes in domestic and foreign laws and regulations (or the interpretation thereof) related to the forest product industry or power generators;

•	domestic and foreign governmental regulations, particularly those relating to the environment, support for renewable energy, climate change, health and safety;

•	inability to acquire or maintain necessary permits or rights for our transportation and terminaling operations;

•	facility shutdowns in response to environmental regulatory actions;

•	inability to obtain necessary production equipment or replacement parts;

•	technical difficulties, equipment failures or degradation of the throughput of our facilities;

•	labor disputes;

•	late delivery of supplies;

•	changes in the quality specifications for our products that are required by our customers;

•	inability of our customers to take delivery or their rejection of delivery of our products; and

•	changes in the price and availability of transportation.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	the level of capital expenditures we make;

•	costs associated with construction projects at our existing facilities;

•	construction costs;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	our treatment as a flow-through entity for U.S. federal income tax purposes;

•	our debt service requirements and other liabilities;

•	restrictions contained in our existing or future debt agreements; and

•	the amount of cash reserves established by our general partner.

For a description of additional restrictions and factors that may affect our ability to pay cash distributions, please read “Cash Distribution Policy and Restrictions on Distributions.”

On a pro forma basis, we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our units for each quarter in the year ended December 31, 2014.

The amount of cash we need to pay the minimum quarterly distribution on all of our common and subordinated units that will be outstanding immediately after this offering is approximately $             million. The amount of pro forma cash available for distribution generated during the quarters ended March 31, 2014, June 30, 2014, September 30, 2014 and December 31, 2014 was $6.9 million, $16.9 million, $7.5 million and $2.4 million, respectively. Such amounts would have allowed us to pay only         % and         % of the minimum quarterly distribution on our common units and subordinated units, respectively, during the quarter ended March 31, 2014,         % and         % of the minimum quarterly distribution on our common units and subordinated units, respectively, during the quarter ended June 30, 2014,         % and         % of the minimum quarterly distribution on our common units and subordinated units, respectively, during the quarter ended September 30, 2014 and             % and             % of the minimum quarterly distribution on our common units and subordinated units, respectively, during the quarter ended December 31, 2014. For a calculation of our ability to make distributions to unitholders on a pro forma basis for each quarter in the year ended December 31, 2014, please read “Cash Distribution Policy and Restrictions on Distributions.”

The amount of cash we have available for distribution to holders of our units depends primarily on our cash flow and not solely on profitability, which may prevent us from making cash distributions during periods when we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow, including cash flow from reserves and working capital or other borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may pay cash distributions during periods when we record net losses for financial accounting purposes and may be unable to pay cash distributions during periods when we record net income.

If we are unable to integrate the acquisition of Green Circle (Enviva Cottondale) successfully, our business may be harmed.

The acquisition of Green Circle (now known as Enviva Cottondale) involves the integration of two companies that had operated independently. The success of the acquisition will depend, in large part, on our ability to realize the anticipated benefits, including synergies, cost savings, innovation and operational efficiencies, from combining these businesses. To realize these anticipated benefits, Green Circle’s business must be successfully integrated with ours. This integration may be complex and time-consuming. We may not realize the full benefits of our acquisition of Green Circle as a result of the failure to integrate successfully and to manage successfully the challenges presented by the integration process.

Potential difficulties that may be encountered in the integration process include the following:

•	complexities and additional expenses associated with managing the larger combined business;

•	complexities associated with retaining Green Circle’s personnel and integrating its administrative functions,

•	the inability to retain Green Circle’s customer, supplier and other key business relationships;

•	the inability to establish uniform standards, disclosure controls, policies and procedures in a timely manner;

•	incurrence of additional unforeseen expenses in connection with the integration process; and

•	the diversion of management’s attention from other business concerns to facilitate the integration.

Any of these difficulties in successfully integrating Green Circle’s business into ours, or any delays in the integration process, could adversely affect our ability to achieve the anticipated benefits of the acquisition and could adversely affect our business, results of operations, financial condition and ability to make distributions to our unitholders. Even if we are able to integrate the business operations of Green Circle successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that we currently expect, or that these benefits will be achieved within the anticipated time frame.

Because we have a limited operating history, you may not be able to evaluate our current business and future earnings prospects accurately.

We did not commence commercial operations until the third quarter of 2010, when we acquired the Amory plant. As a result, we have a limited operating history upon which you can base an evaluation of our current business and our future earnings prospects.

In addition, this prospectus includes audited consolidated financial statements only as of and for the years ended December 31, 2014 and 2013. You have limited information upon which to make your decision to invest in our common units.

We have incurred losses from operations during certain periods since our inception and may do so in the future.

We incurred a net loss of $5.5 million for the year ended December 31, 2013. Additionally, we may incur net losses in the future. The uncertainty and risks described in this prospectus may impede our ability to become profitable or have positive cash flows from operating activities in the future.

The assumptions underlying our forecast of cash available for distribution included in “Cash Distribution Policy and Restrictions on Distributions” and our sponsor’s estimates of annual adjusted EBITDA and maintenance capital expenditures generated by certain of its assets are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results and amounts to differ materially from those estimates.

The forecast of cash available for distribution set forth in “Cash Distribution Policy and Restrictions on Distributions” includes our forecast of our results of operations and cash available for distribution for the twelve months ending March 31, 2016. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions that may not prove to be correct.

Our forecast of cash available for distribution has been prepared by management, and we have not received an opinion or report on it from any independent registered public accountants. The assumptions underlying our forecast of cash available for distribution are inherently uncertain and are subject to significant business, economic, operational, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from that which is forecasted. If we do not achieve our forecasted results, we may not be able to pay the minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially. Please read “Cash Distribution Policy and Restrictions on Distributions.”

We include in this prospectus our sponsor’s estimates of annual adjusted EBITDA generated by, and maintenance capital expenditures for, each of the Southampton plant, the Sampson plant and the Wilmington terminal, which will be subject to our right of first offer. While management believes that our sponsor’s estimates are reasonable, the estimates are based on numerous assumptions that are subject to significant business, economic, operational, regulatory and other risks and uncertainties that could cause such estimates to differ materially, including the factors described above in “—We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders” as they apply to our sponsor. If the actual amounts of annual adjusted EBITDA are materially lower, and/or the actual amounts of maintenance capital expenditures are materially higher, these assets, at the time they are offered to us, may not be as attractive as we currently anticipate.

Substantially all of our revenues are generated under contracts with three customers, and the loss of any of them could adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions. We may not be able to renew or obtain new and favorable contracts when our existing contracts expire, which could adversely affect our revenues and profitability.

Our contracts with Drax, GDF and E.ON represented substantially all of our sales for 2014. Because we have a small number of customers, our off-take contracts subject us to counterparty risk concentration. The ability of each of our customers to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, the overall financial condition of the counterparty, the condition of the Northern European power generation industry, continuing economic support for wood pellet-generated power and general economic conditions. In addition, in depressed market conditions, our customers may no longer need the amount of our products they have contracted for or may be able to obtain comparable products at a lower price. If our customers experience a significant downturn in their business or financial condition, they may attempt to renegotiate or declare force majeure under our contracts. Should a counterparty fail to honor its obligations under a contract with us, we could sustain losses, which could have a material adverse effect on our business, financial condition, results of operations and cash available for distribution. We may also decide to renegotiate our existing contracts on less favorable terms and at reduced volumes in order to preserve our relationships with our customers.

Upon the expiration of our off-take contracts, our customers may decide not to recontract on terms as favorable to us as our current contracts, or at all. For example, our current customers may acquire wood pellets from other providers that offer more competitive pricing or logistics or develop their own sources of wood pellets. Some of our customers could also exit their current business or be acquired by other companies that purchase wood pellets from other providers. The demand for wood pellets or their prevailing prices at the time our current off-take contracts expire may also render entry into new long-term off-take contracts difficult or impossible.

Any reduction in the amount of wood pellets purchased by our customers, renegotiation on less favorable terms, or inability to enter into new contracts on economically acceptable terms upon the expiration of our current contracts could have a material adverse effect on our results of operations, business and financial position, as well as our ability to pay distributions to our unitholders.

We derive substantially all of our revenues from customers in Northern Europe. If we fail to diversify our customer base in the future, our results of operations, business and financial position and ability to make cash distributions could be materially adversely affected.

A substantial portion of our revenues has historically been derived from customers in Northern Europe, and our revenues have been heavily dependent on developments in the Northern European markets. As a result, our revenues are subject to decrease in demand and overall negative market conditions in Northern Europe. Further, if economic and financial market conditions in Europe remain uncertain, persist or deteriorate further as a result of continued weakness in European economies, our customers may respond by suspending, delaying or reducing their expenditures. Our failure to successfully penetrate markets outside of Northern Europe in the future could have a material adverse effect on our results of operations, business and financial position, and our ability to pay distributions to our unitholders.

Changes in government policies, incentives and taxes implemented to support increased generation of low-carbon and renewable energy may affect customer demand for our products.

Consumers of utility-grade wood pellets currently use our products either as part of a binding obligation to generate a certain percentage of low-carbon energy or because they receive direct or indirect financial support or incentives to do so. Financial support is often necessary to cover the generally higher costs of wood pellets compared to conventional fossil fuels like coal. In most countries, once the government implements a tax (e.g., the UK’s carbon price floor tax) or a preferable tariff or a specific renewable energy policy either supporting a renewable energy generator or the energy generating sector as a whole, such tax, tariff or policy is guaranteed for a specified period of time, sometimes for the investment lifetime of any electricity generator’s project. However, the government may modify its tax, tariff, or incentive regimes, and the future availability of such taxes, tariffs or policies, either in current jurisdictions beyond the prescribed timeframes or in new jurisdictions, is uncertain. Demand for wood pellets could be substantially lower than expected if government support is reduced or delayed or in the future is insufficient to enable successful deployment of biomass power to the levels currently projected. In addition, regulatory changes such as new requirements to install additional pollution control technology or curtail operations to meet new GHG emission limits, may also affect demand for our products. For example, in the U.S., current regulations exempt biomass-fired generating units from GHG emission regulations of the U.S. Environmental Protection Agency (“U.S. EPA”). In July 2013, the D.C. Circuit Court, in Center for Biological Diversity v. EPA vacated U.S. EPA’s July 1, 2011 decision to grant a three-year deferral of the applicability of Prevention of Significant Deterioration (“PSD”) and Title V permitting requirements for carbon dioxide emissions to certain biomass-fired generators. However, the D.C. Circuit Court also stayed its ruling and delayed any rehearing until after the Supreme Court issued its decision in Utility Air Regulatory Group (UARG) v. EPA, effectively leaving U.S. EPA’s deferral in place. Although the U.S. Supreme Court issued its decision in UARG v. EPA in June 2014, generally upholding U.S. EPA’s authority to regulate GHG emissions from certain stationary sources, there has been no resolution of the validity of U.S. EPA’s exemption for biomass-fired facilities. On September 19, 2014, the D.C. Circuit issued an order extending the deadline to submit petitions for rehearing in Center for Biological Diversity v. EPA until the D.C. Circuit issues its mandate in a related case, Coalition for Responsible Regulation v. EPA. Until the petition for rehearing in Center for Biological Diversity v. EPA is decided, the exemption for biomass-fired power plants will remain in place.

In addition to U.S. EPA’s PSD and Title V requirements, U.S. EPA has also proposed regulations limiting carbon dioxide emissions from new and existing power plants. In September 2013, U.S. EPA issued proposed limits for carbon dioxide emissions from new coal and natural gas-fired electric utility generating units; however, units primarily firing biomass would not be subject to the standard. In June 2014, U.S. EPA proposed its Clean Power Plan, limiting carbon dioxide emissions from existing power plants, with targeted emission reductions of 30% from 2005 levels by 2030, and under which each state would be required to implement plan to achieve its assigned state-specific target. At present, the applicability of these proposed carbon dioxide regulations to biomass-fired power plants is difficult to predict, particularly in light of the possibility of further hearings in Center for Biological Diversity v. EPA after the decision in UARG v. EPA. In November 2014, U.S. EPA released a revised methodological framework for assessing biogenic carbon dioxide emissions from stationary sources. U.S. EPA also released a memorandum explaining that it expects to recognize biogenic carbon dioxide emissions and climate policy benefits of waste-derived and certain forest-derived industrial byproduct feedstocks when considering state compliance plans under the Clean Power Plan and the PSD program going forward. The updated draft framework has been submitted to U.S. EPA’s Scientific Advisory Board and is subject to further review and possible changes. Nevertheless, it is possible that in the future, U.S. EPA or individual states may seek (or be required) to regulate carbon dioxide or other GHG emissions from biomass-fired power plants, including requiring such plants to retroactively obtain permits or install pollution control technology. Such developments could negatively impact the demand for wood pellets and limit our growth in the U.S. market.

The international nature of our business subjects us to a number of risks, including unfavorable political, regulatory and tax conditions in foreign countries.

Substantially all of our current product sales are to customers that operate outside of the United States. As a result, we face certain risks inherent to maintaining international operations that include, but are not limited to, the following:

•	restrictions on foreign trade and investment, including currency exchange controls imposed by or in other countries;

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make our products less competitive in some countries; and

•	foreign exchange movements, which may make it more difficult for our customers to make payments denominated in U.S. dollars.

Our business in foreign countries requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends, in part, on our ability to succeed under differing legal, regulatory, economic, social and political conditions. There can be no assurance, however, that we will be able to develop, implement and maintain policies and strategies that will be effective in each location where our customers operate. Any of the foregoing factors could have a material adverse effect on our results of operations, business and financial position and our ability to pay distributions to our unitholders.

Federal, state and local legislative and regulatory initiatives relating to forestry products and the potential for related litigation could result in increased costs, additional operating restrictions or delays for our suppliers and customers, respectively, which could cause a decline in the demand for our products and negatively impact our business, financial condition and results of operations.

Currently, our raw materials are byproducts of traditional timber harvesting, principally the tops and limbs of trees as well as other low-value wood materials that are generated in a harvest, and industrial residuals (chips, sawdust and other wood industry byproducts). Commercial forestry is regulated by complex regulatory frameworks at each of the federal, state, and local levels. Among other federal laws, the Clean Water Act and Endangered Species Act have been applied to commercial forestry operations through agency regulations and court decisions, as well as through the delegation to states to implement and monitor compliance with such laws. State forestry laws, as well as land use regulations and zoning ordinances at the local level, are also used to manage forests in the Southeastern U.S., as well as other regions from which we may need to source raw materials in the future. Any new or modified laws or regulations at any of these levels could have the effect of reducing forestry operations in areas where we procure our raw materials, and consequently may prevent us from purchasing raw materials in an economic manner, or at all. In addition, future regulation of, or litigation concerning, the use of timberlands, the protection of endangered species, the promotion of forest biodiversity, and the response to and prevention of wildfires, as well as litigation, campaigns or other measures advanced by environmental activist groups, could also reduce the availability of the raw materials required for our operations.

The actions of certain non-governmental organizations could result in increased or adverse regulation of our business.

Certain non-governmental organizations with an interest in environmental issues have expressed their opposition to the use of biomass for power generation, both publically and directly to domestic and foreign power generators and other industrial users of biomass. These organizations are also actively lobbying domestically and abroad to significantly increase the regulation of, and reduce or eliminate the incentives and support for, the production and use of biomass for power generation. These organizations may also seek to increase regulation through litigation. For example, in Center for Biological Diversity, et al. v. EPA, environmental groups contested the U.S. EPA’s decision to defer regulation of carbon dioxide emissions from biomass-fired power plants. It is possible that the continued efforts of these organizations, whether through lobbying, litigation or other means, will result in the adoption of regulation that could adversely affect our current operations or those of our customers or impede expansions. The occurrence of any of these events could have a material adverse effect on our results of operations, business and financial condition, and our ability to make cash distributions to our unitholders.

The viability of our customers’ business may also affect demand for our products and the results of our business and operations.

The viability of our customers’ businesses is dependent on their ability to compete in their respective electricity and heat markets. Our customers’ competitiveness is a function of, among other things, the market price of electricity, the market price of competing fuels (e.g. coal and natural gas), the relative cost of carbon and the costs of generating heat or electricity using other renewable energy technologies. Changes in the values of the inputs and outputs of our customers’ businesses, or of the businesses of their competitors, could have a material adverse effect on our customers and, as a result, could have a material adverse effect on our results of operations, business and financial position, and our ability to pay distributions to our unitholders.

The growth of our business depends in part upon locating and acquiring interests in additional production plants and deep-water marine terminals at favorable prices.

Our business strategy includes growing our business through drop-down and third-party acquisitions that result in an increase in our cash available for distribution per unit. Various factors could affect the availability of attractive projects to grow our business, including:

•	our sponsor’s failure to complete its or the Hancock JV’s development projects in a timely manner or at all, which could result from, among other things, permitting challenges, failure to procure the requisite financing or equipment or an inability to obtain an off-take contract on acceptable terms;

•	our sponsor may not offer its assets or the assets of the Hancock JV for sale;

•	our failure or inability to exercise our right of first offer with respect to any asset that our sponsor offers, or compels the Hancock JV to offer, to us; and

•	fewer third-party acquisition opportunities than we expect, which could result from, among other things, available projects having less desirable economic returns, anti-trust concerns or higher risk profiles than we believe suitable for our business plan and investment strategy.

Any of these factors could prevent us from executing our growth strategy or otherwise could have a material adverse effect on our results of operations, business and financial position, and our ability to pay distributions to our unitholders.

Any acquisitions we make may reduce, rather than increase, our cash generated from operations on a per unit basis.

We may consummate acquisitions that we believe will be accretive, but that result in a decrease in our cash available for distribution per unit. Any acquisition involves potential risks, some of which are beyond our control, including, among other things:

•	mistaken assumptions about revenues and costs, including synergies;

•	the inability to successfully integrate the businesses we acquire;

•	the inability to hire, train or retain qualified personnel to manage and operate our business and newly acquired assets;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s attention to other business concerns;

•	unforeseen difficulties in connection with operating in new product areas or new geographic areas;

•	customer or key employee losses at the acquired businesses; and

•	the inability to meet the obligations in off-take contracts associated with acquired production plants.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of our funds and other resources.

If there are significant increases in the cost of raw materials or our suppliers suffer from operating or financial difficulties, we could generate lower revenue, operating profits and cash flows or lose our ability to meet commitments to our customers.

We purchase wood fiber from third-party landowners and other suppliers for use at our production plants. Our reliance on third parties to secure wood fiber exposes us to potential price volatility and unavailability of such raw materials, and the associated costs may exceed our ability to pass through such price increases under our contracts with our customers. Further, delays or disruptions in obtaining wood fiber may result from a number of factors affecting our suppliers, including extreme weather, production or delivery disruptions, inadequate logging capacity, labor disputes, impaired financial condition of a particular supplier, the inability of suppliers to comply with regulatory or sustainability requirements or decreased availability of raw materials. In addition, other companies, whether or not in our industry, could procure wood fiber within our procurement areas and adversely change regional market dynamics, resulting in insufficient quantities of raw material or higher prices. Any of these events could increase our operating costs or prevent us from meeting our commitments to our customers, and thereby could have a material adverse effect on our results of operations, business and financial position, and our ability to make distributions to our unitholders.

Any interruption or delay in the supply of wood fiber, or our inability to obtain wood fiber at acceptable prices in a timely manner, could impair our ability to meet the demands of our customers and expand our operations, which could have a material adverse effect on our results of operations, business and financial position, and our ability to make distributions to our unitholders.

We are exposed to the credit risk of customers for our products, and any material nonpayment or nonperformance by our customers could adversely affect our financial results and cash available for distribution.

We are subject to the risk of loss resulting from nonpayment or nonperformance by our customers, whose operations are concentrated in the European power generation industry. Our credit procedures and policies may not be adequate to fully eliminate customer credit risk. If we fail to adequately assess the creditworthiness of existing or future customers, or if their creditworthiness deteriorates unexpectedly, any resulting unremedied nonpayment or nonperformance by them could have a material adverse effect on our results of operations, business and financial position, and our ability to make cash distributions to our unitholders.

We could suffer a catastrophic failure of the shiploading equipment at the Port of Chesapeake or Port Panama City or be adversely impacted by a port closure.

A significant portion of our total production is loaded for shipment utilizing automated conveyor and ship loading equipment at the Port of Chesapeake and Port Panama City. Should we suffer a catastrophic failure of this equipment, we could be unable to fulfill off-take obligations or incur substantial additional transportation costs that would reduce cash flow. We may also lose access to the ports or our facilities if they are closed for security or weather-related reasons.

Fluctuations in transportation costs and the availability or reliability of shipping, rail or truck transportation could reduce revenues by causing us to reduce our production or by impairing our ability to deliver products to our customers or the ability of our customers to take delivery.

Disruptions of local or regional transportation services due to shortages of vessels, barges, railcars or trucks, weather-related problems, flooding, drought, accidents, mechanical difficulties, bankruptcy, strikes, lockouts, bottlenecks or other events could temporarily impair our ability to deliver products to our customers and might, in certain circumstances, constitute a force majeure event under our customer contracts, permitting our customers to suspend taking delivery of and paying for our products. In addition, persistent disruptions in marine transportation may force us to halt production as we reach storage capacity at our deep-water marine terminals. Accordingly, if the transportation services we use to transport our products are disrupted, and we are unable to find alternative transportation providers, it could have a material adverse effect on our results of operations, business and financial position, and our ability to make cash distributions to our unitholders.

Our long-term, fixed price off-take contracts with our customers may preclude us from taking advantage of an increase in spot market prices for our products and only partially offset certain cost increases.

Our off-take contracts set base prices subject to annual price escalation and other pricing adjustments for changes in certain of our underlying costs of operations. In periods of increased spot market prices, our revenues could be significantly lower than they would otherwise be as a result of being party to such contracts, reducing the net income and cash available for distribution that we would otherwise generate. In addition, our current and future competitors may be in a better position to take advantage of increases in spot market prices.

Each of our off-take contracts provides for an annual price escalator, and certain of our off-take contracts provide for cost pass-through mechanisms for either stumpage or shipping fuel. However, these cost pass-through mechanisms only pass a portion of our total costs through to our customers. If our operating costs increase significantly during the terms of our off-take contracts beyond the levels of pricing and cost protection afforded to us under the terms of our contracts, our results of operations, business and financial position, and our ability to make cash distributions to our unitholders could be materially adversely affected.

Termination penalties within our off-take contracts may not fully compensate us for total economic losses suffered by us.

Certain of our off-take contracts provide the customer with a right of termination for various events of convenience or changes in law or policy. Although certain of these contracts are subject to certain protective termination payments, the termination payments made by our customers may not fully compensate us for losses resulting from a termination by such counterparty. In each case, we may be unable to re-contract our production at favorable prices or at all, and our results of operations, business and financial position, and our ability to make cash distributions to our unitholders may be materially adversely affected as a result.

We may be required to make substantial capital expenditures to maintain our facilities.

Although we currently use a portion of our cash reserves and cash generated from our operations to maintain, develop and improve our assets and facilities, such investment may, over time, be insufficient to preserve the operating profile required for us to meet our planned profitability. Accordingly, if additional capital expenditures are required, our results of operations, business and financial position, and our ability to make cash distributions to our unitholders may be materially adversely affected.

We compete with other wood pellet producers, and, if growth in domestic and global demand for wood pellets meets or exceeds management’s expectations, the competition within our industry may grow significantly.

We compete with other wood pellet production companies in the United States for the customers to whom we sell our products. Our competitors include Fram Renewable Fuels, LLC, which is privately owned, and Georgia Biomass, LLC, a project owned by RWE Innogy, Rentech, Inc. and its subsidiary New England Wood Pellets and German Pellets, which is owned by Europe’s largest pellet producer, German Pellets GmbH. We anticipate competition from new utility-grade U.S. suppliers in the future, including The Westervelt Company, Inc., the U.S. subsidiaries of European wood pellet producer German Pellets GmbH and Drax Biomass International Inc., which is a U.S. subsidiary of Drax, a utility in the United Kingdom. Competition in our industry is based on price, consistency and quality of product, site location, distribution and logistics capabilities, customer service and reliability of supply. Some of our competitors may have greater financial and other resources than we do, may develop technology superior to ours or may have production plants that are sited in more advantageous locations from a transport cost perspective.

In addition, we expect global demand for solid biomass to increase significantly in the coming years. Worldwide demand for utility-grade wood pellets is projected by Hawkins Wright to grow from approximately 11.5 million MTPY in 2014 to 18.6 million MTPY in 2016 and to 36.1 million MTPY in 2020, representing a CAGR of approximately 21% from 2014 to 2020. This demand growth may lead to a significant increase in the production levels of our existing competitors and may incentivize new, well-capitalized competitors to enter the industry, both of which could reduce the demand and the prices we are able to obtain under future off-take contracts. Significant price decreases or reduced demand could have a material adverse effect on our results of operations, business and financial position, and our ability to pay distributions to our unitholders.

For our products to be acceptable to our customers, they must comply with stringent sustainability requirements, of which some elements are still under development.

Biomass energy generation requires the use of biomass that is from acceptable sources and is demonstrably sustainable. Within Europe (and the United Kingdom, in particular), this is implemented through biomass sustainability criteria, which will become a mandatory element of eligibility for financial subsidies to biomass energy generators in the future. As a biomass fuel supplier, the viability of our business is therefore dependent upon our ability to comply with such requirements. This may restrict the types of biomass we can use and the geographic regions from which we source our raw materials, and may require us to reduce the greenhouse gas emissions associated with our supply and production processes. Currently, some elements of the criteria with which we will have to comply, including rules relating to forest management practices, are not yet finalized. If more stringent sustainability requirements are adopted in the future, demand for our products could be materially reduced in certain markets, and our results of operations, business and financial position, and our ability to make cash distributions to our unitholders may be materially adversely affected as a result.

Our level of indebtedness may increase and reduce our financial flexibility.

As of December 31, 2014, we had a Credit and Guaranty Agreement (the “Prior Credit Agreement”) providing for $120.0 million aggregate principal amount of senior secured credit facilities (the “Prior Senior Secured Credit Facilities”). As of December 31, 2014, our total debt was $94.1 million, which was primarily comprised of $86.7 million, net of unamortized discount of $1.6 million, outstanding under our Prior Senior Secured Credit Facilities, $3.6 million related to a construction loan and working capital line due 2016 related to our Wiggins plant, a note in the amount of $2.0 million due 2017 related to the acquisition of our Amory plant and a promissory note of $0.7 million due 2017 related to the land purchase for the Southampton plant development and other loans and capital leases totaling $1.0 million. In connection with this offering, we will enter into a new credit agreement providing for (i) a $174.5 million term loan facility and (ii) a $25.0 million revolving credit facility (collectively, the “Senior Secured Credit Facilities”), and will use borrowings thereunder to repay all amounts outstanding under the Prior Senior Secured Credit Facilities and to retain a certain amount for a distribution to our sponsor. In the future, we may incur additional indebtedness in order to make acquisitions or to develop our properties. Our level of indebtedness could affect our operations in several ways, including the following:

•	a significant portion of our cash flows could be used to service our indebtedness;

•	the covenants contained in the agreements governing our outstanding indebtedness may limit our ability to borrow additional funds, dispose of assets, pay distributions and make certain investments;

•	our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

•	a high level of debt would increase our vulnerability to general adverse economic and industry conditions;

•	a high level of debt may place us at a competitive disadvantage compared to our competitors that are less leveraged and therefore may be able to take advantage of opportunities that our indebtedness would prevent us from pursuing; and

•	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, debt service requirements, acquisitions, general partnership or other purposes.

In addition, borrowings under the Senior Secured Credit Facilities and other credit facilities we or our subsidiaries may enter into in the future will bear interest at variable rates. If market interest rates increase, such variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow.

In addition to our debt service obligations, our operations require substantial expenditures on a continuing basis. Our ability to make scheduled debt payments, to refinance our obligations with respect to our indebtedness and to fund capital and non-capital expenditures necessary to maintain the condition of our operating assets and properties, as well as to provide capacity for the growth of our business, depends on our financial and operating performance. General economic conditions and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flows to pay the interest on our debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt.

An increase in the price or a significant interruption in the supply of electricity could have a material adverse effect on our results of operations.

Our production plants use a substantial amount of electricity. The price and supply of electricity are unpredictable and can fluctuate significantly based on international, political and economic circumstances, as well as other events outside our control, such as changes in supply and demand due to weather conditions, regional production patterns and environmental concerns. In addition, potential climate change regulations or carbon or emissions taxes could result in higher production costs for electricity, which may be passed on to us in whole or in part. A significant increase in the price of electricity or an extended interruption in the supply of electricity to our production plants could have a material adverse effect on our results of operations, cash flows and ability to make cash distributions.

Increases in the price of diesel fuel may adversely affect our results of operations.

Diesel fuel costs generally fluctuate with world crude oil prices, and accordingly are subject to political, economic and market factors that are outside of our control. Our operations are dependent on rolling stock and trucks, and diesel fuel costs are a significant component of the operating expense of these vehicles. In addition, diesel fuel is consumed by our wood suppliers in the harvesting and transport of our raw material and is therefore a component of the delivered cost we pay for wood fiber. It is also consumed by the material handling equipment at our facilities. Accordingly, increased diesel fuel costs could have an adverse effect on our results of operations, cash flows and ability to make cash distributions.

Our business may suffer if we lose, or are unable to attract and retain, key personnel.

We depend to a large extent on the services of our senior management team and other key personnel, and we are seeking to hire several key management personnel in the near term. Members of our senior management and other key employees collectively have extensive expertise in designing, building and operating wood pellet production plants, as well as in negotiating long-term off-take contracts. Competition for management and key personnel is intense, and the pool of qualified candidates is limited. The loss of any of these individuals or the failure to attract additional personnel, as needed, could have a material adverse effect on our operations and could lead to higher labor costs or the use of less-qualified personnel. In addition, if any of our executives or other key employees were to join a competitor or form a competing company, we could lose customers, suppliers, know-how and key personnel. Our success will be dependent on our ability to continue to attract, employ and retain highly skilled personnel.

Failure to maintain effective quality control systems at our production plants and deep-water marine terminals could have a material adverse effect on our business and operations.

The performance and quality of our products are critical to the success of our business. These factors depend significantly on the effectiveness of our quality control systems which, in turn, depends on a number of factors. These include the design of our quality control systems, our quality training program and our ability to ensure that our employees adhere to our quality control policies and guidelines. Any significant failure or deterioration of our quality control systems could have a material adverse effect on our business, financial condition, results of operations and reputation.

Our operations are subject to operational hazards and downtimes or interruptions, which may have a material adverse effect on our business and results of operation. We may also not be adequately insured against such events.

We produce a combustible product. Fires and explosions have occurred in our industry. As a result, our business could be adversely affected by these and other operational hazards and could suffer catastrophic loss due to unanticipated events such as explosions, fires, natural disasters or severe weather conditions. Severe weather, such as floods, earthquakes, hurricanes or other catastrophes, or climatic phenomena, such as drought, may impact our operations by causing weather-related damage to our facilities and equipment and impact our customers’ ability to take delivery of our products. Such severe weather may also adversely affect the ability of our suppliers to provide us with the raw materials we require or the ability of vessels to load, transport and unload our product. In addition, our facilities are subject to the risk of unexpected equipment failures. At our production plants, our manufacturing processes are dependent upon critical pieces of equipment, and such equipment may, on occasion, be out of service as a result of such failures. As a result, we may experience material plant shutdowns or periods of reduced production.

Any interference with or curtailment of our operations could result in a loss of productivity, an increase in our operating costs or a breach of our obligations to deliver contracted volumes to our customers. Any breach of our contractual obligations as a result of periods of downtime or reduced production may have a material adverse effect on our business, results of operations, cash flows and ability to make cash distributions.

In addition, we may not be fully insured against all risks incident to our business, including the risk of our operations being interrupted due to severe weather and natural disasters. Furthermore, we may be unable to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies could escalate. In some instances, insurance could become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we are not fully insured, it could have a material adverse effect on our financial condition, results of operations and cash available for distribution to unitholders.

Our operations are subject to stringent environmental and occupational health and safety laws and regulations that may expose us to significant costs and liabilities.

Our operations are subject to stringent federal, regional, state and local environmental, health and safety laws and regulations. These laws and regulations govern environmental protection, occupational health and safety, the release or discharge of materials into the environment, air emissions, wastewater discharges, the investigation and remediation of contaminated sites and allocation of liability for cleanup of such sites. These laws and regulations may restrict or impact our business in many ways, including by requiring us to acquire permits or other approvals to conduct regulated activities; limiting our air emissions or wastewater discharges or requiring us to install costly equipment to control, reduce or treat such emissions or discharges; imposing requirements on the handling or disposal of wastes; impacting our ability to modify or expand our operations (for example, by limiting or prohibiting construction and operating activities in environmentally sensitive areas); and imposing health and safety requirements for worker protection. We may be required to make significant capital and operating expenditures to comply with these laws and regulations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of investigatory or remedial obligations, suspension or revocation of permits and the issuance of orders limiting or prohibiting some or all of our operations. Adoption of new or modified environmental laws and regulations may impair the operation of our business, delay or prevent expansion of existing facilities or construction of new facilities and otherwise result in increased costs and liabilities, which may be material.

Certain environmental laws, including the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) and analogous state laws, impose strict as well as joint and several liability without regard to comparative fault. Under these laws, we may be required to remediate contaminated properties currently or formerly operated by us, or facilities of third parties that received waste generated by our operations. Such remediation obligations may be imposed regardless of whether such contamination resulted in whole or in part from the conduct of others and whether such contamination resulted from actions (by us or third parties) that complied with all applicable laws in effect at the time of those actions. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations, including accidental spills or releases in the course of our operations or those of a third party. We are also obligated to indemnify the Hancock JV for environmental liabilities with respect to the Southampton plant for events occurring prior to its contribution to the Hancock JV. Although we are not presently aware of any material contamination on our properties or any material remediation liabilities, we cannot assure you that we will not be exposed to significant remediation obligations or liabilities in the future.

Climate change legislation, regulatory initiatives and litigation could result in increased operating costs.

Many nations have agreed to limit emissions of GHGs pursuant to the United Nations Framework Convention on Climate Change, also known as the “Kyoto Protocol.” Although the United States is not currently participating in the Kyoto Protocol, almost half of U.S. states, either individually or through multi-state regional initiatives, have begun to address GHG emissions, primarily through the planned development of GHG emission inventories and/or regional GHG cap-and-trade programs. Although neither the U.S. Congress nor the states in which our facilities are located have adopted such legislation at this time, they may do so in the future. In June 2013, the Obama administration proposed a “Climate Action Plan,” a series of initiatives to address GHG emissions that can be taken without legislative action. Although the full impact of the administration’s plan is difficult to predict, it is ultimately likely to include additional restrictions on power plant emissions and more regulations to preserve forest resources, both of which could result in an increase in our operating costs. Previously, the U.S. EPA adopted GHG regulations under its existing Clean Air Act authority, including regulations requiring monitoring and reporting of GHG emissions and consideration of potential emission controls for certain new or modified facilities. U.S. EPA has recently issued proposed regulations that would limit GHGs from certain existing and new electric generating units, and the Supreme Court has upheld U.S. EPA’s authority to regulate GHG emissions from certain stationary sources. Although it is not possible at this time to accurately estimate how potential future laws or regulations addressing GHG emissions would impact our business, any such future laws or implementing regulations could require us to incur increased operating or maintenance costs, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

Our business and operating results are subject to seasonal fluctuations.

Our business is affected to some extent by seasonal fluctuations. The cost of producing wood pellets tends to be slightly higher in the winter months because the delivered cost of fiber typically increases with wet weather and our raw materials have, on average, higher moisture content during such period of the year, resulting in a lower product yield. In addition, lower ambient temperatures increase the cost of drying wood fiber. As a result of these seasonal fluctuations, comparisons of operating measures between consecutive quarters may not be as meaningful as comparisons between longer reporting periods.

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and armed conflicts could adversely affect the U.S. and global economies and could prevent us from meeting financial and other obligations or prevent our customers from meeting their obligations to us. We could experience loss of business, delays or defaults in payments from customers or disruptions of fuel supplies and markets, including if domestic and global power generators are direct targets or indirect casualties of an act of terror or war. Terrorist activities and the threat of potential terrorist activities and any resulting economic downturn could adversely affect our results of operations, impair our ability to raise capital or otherwise adversely impact our ability to realize certain business strategies.

Risks Inherent in an Investment in Us

Enviva Holdings, LP owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Enviva Holdings, LP, have conflicts of interest with us and limited duties, and they may favor their own interests to our detriment and that of our unitholders.

Following the offering, our sponsor, Enviva Holdings, will own and control our general partner and will appoint all of the directors of our general partner. Although our general partner has a duty to manage us in a manner that it believes is not adverse to our interest, the executive officers and directors of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to our sponsor. Therefore, conflicts of interest may arise between our sponsor or any of its affiliates, including our general partner, on the one hand, and us or any of our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our common unitholders. These conflicts include the following situations, among others:

•	our general partner is allowed to take into account the interests of parties other than us, such as our sponsor, in exercising certain rights under our partnership agreement;

•	neither our partnership agreement nor any other agreement requires our sponsor to pursue a business strategy that favors us;

•

our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limits our general partner’s liabilities and restricts the remedies available to our unitholders for actions that, without such limitations, might constitute breaches of fiduciary duty;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

•	our general partner determines the amount and timing of asset purchases and sales, borrowings, issuances of additional partnership securities and the level of reserves, each of which can affect the amount of cash that is distributed to our unitholders;

•	our general partner determines the amount and timing of any cash expenditure and whether an expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. Please read “How We Make Distributions to Our Partners—Capital Expenditures” for a discussion on when a capital expenditure constitutes a maintenance capital expenditure or an expansion capital expenditure. This determination can affect the amount of cash from operating surplus that is distributed to our unitholders which, in turn, may affect the ability of the subordinated units to convert. Please read “How We Make Distributions to Our Partners—Subordination Period”;

•	our general partner may cause us to borrow funds in order to permit the payment of cash distributions;

•	our partnership agreement permits us to distribute up to $ million as operating surplus, even if it is generated from asset sales, borrowings other than working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or the incentive distribution rights;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•	our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units;

•	our general partner controls the enforcement of obligations that it and its affiliates owe to us;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

•	our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or the unitholders. This election may result in lower distributions to the common unitholders in certain situations.

In addition, we may compete directly with our sponsor and entities in which it has an interest for acquisition opportunities and potentially will compete with these entities for new business or extensions of the existing services provided by us. Please read “—Our sponsor and other affiliates of our general partner may compete with us” and “Conflicts of Interest and Fiduciary Duties.”

The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay any distributions at all.

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute quarterly at least $         per unit on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. However, the board may change such policy at any time at its discretion and could elect not to pay distributions for one or more quarters. Please read “Cash Distribution Policy and Restrictions on Distributions.”

In addition, our partnership agreement does not require us to pay any distributions at all. Accordingly, investors are cautioned not to place undue reliance on the permanence of such a policy in making an investment decision. Any modification or revocation of our cash distribution policy could substantially reduce or eliminate the amounts of distributions to our unitholders. The amount of distributions we make, if any, and the decision to make any distribution at all will be determined by the board of directors of our general partner, whose interests may differ from those of our common unitholders. Our general partner has limited duties to our unitholders, which may permit it to favor its own interests or the interests of our sponsor to the detriment of our common unitholders.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements between us and third parties so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

We expect to distribute a significant portion of our cash available for distribution to our partners, which could limit our ability to grow and make acquisitions.

We plan to distribute most of our cash available for distribution, which may cause our growth to proceed at a slower pace than that of businesses that reinvest their cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may impact the cash that we have available to distribute to our unitholders.

Our partnership agreement replaces our general partner’s fiduciary duties to holders of our units.

Our partnership agreement contains provisions that eliminate and replace the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, or otherwise free of fiduciary duties to us and our unitholders. This entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate business opportunities among us and its affiliates;

•	whether to exercise its call right;

•	whether to seek approval of the resolutions of a conflict of interest by the conflicts committee of the board of directors of our general partner;

•	how to exercise its voting rights with respect to the units it owns;

•	whether to exercise its registration rights;

•	whether to elect to reset target distribution levels; and

•	whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement.

By purchasing a common unit, a unitholder is treated as having consented to the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties.”

Our partnership agreement restricts the remedies available to holders of our units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement provides that:

•	whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is generally required to make such determination, or take or decline to take such other action, in good faith, and will not be subject to any higher standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

•	our general partner and its officers and directors will not be liable for monetary damages or otherwise to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such losses or liabilities were the result of conduct in which our general partner or its officers or directors engaged in bad faith, meaning that they believed that the decision was adverse to the interest of the partnership or, with respect to any criminal conduct, with knowledge that such conduct was unlawful; and

•	our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is:

(1)	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval; or

(2)	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, other than one where our general partner is permitted to act in its sole discretion, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of a conflict of interest is not approved by our common unitholders or the conflicts committee then it will be presumed that, in making its decision, taking any action or failing to act, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Fiduciary Duties.”

Our sponsor and other affiliates of our general partner may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner, engaging in those activities incidental to its ownership interest in us and providing management, advisory and administrative services to its affiliates or to other persons. However, affiliates of our general partner, including our sponsor, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. In addition, our sponsor may compete with us for investment opportunities and may own an interest in entities that compete with us.

Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers and directors and our sponsor. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. Please read “Conflicts of Interest and Fiduciary Duties.”

The holder or holders of our incentive distribution rights may elect to cause us to issue common units to it in connection with a resetting of the incentive distribution without the approval of our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

The holder or holders of a majority of our incentive distribution rights (initially our general partner) have the right, at any time when there are no subordinated units outstanding and we have made cash distributions in excess of the then-applicable third target distribution for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distribution levels at the time of the exercise of the reset election. Following a reset election, a baseline distribution amount will be calculated equal to an amount equal to the prior cash distribution per common unit for the fiscal quarter immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per unit without such conversion. However, our general partner may transfer the incentive distribution rights at any time. It is possible that our general partner or a transferee could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when the holders of the incentive distribution rights expect that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, the holders of the incentive distribution rights may be experiencing, or may expect to experience, declines in the cash distributions it receives related to the incentive distribution rights and may therefore desire to be issued our common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for them to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new common units to the holders of the incentive distribution rights in connection with resetting the target distribution levels. Please read “How We Make Distributions To Our Partners—Incentive Distribution Rights.”

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

Compared to the holders of common stock in a corporation, unitholders have limited voting rights and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, is chosen entirely by our sponsor, as a result of it owning our general partner, and not by our unitholders. Please read “Management—Management of Enviva Partners, LP” and “Certain Relationships and Related Transactions.” Unlike publicly traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2⁄3% of all outstanding common and subordinated units voting together as a single class is required to remove our general partner. Following the closing of this offering, our sponsor will own an aggregate of     % of our common and subordinated units (or     % of our common and subordinated units, if the underwriters exercise their option to purchase additional common units in full). In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. This will provide our sponsor the ability to prevent the removal of our general partner.

Unitholders will experience immediate and substantial dilution of $         per common unit.

The assumed initial public offering price of $         per common unit (the mid-point of the price range set forth on the cover page of this prospectus) exceeds our pro forma net tangible book value of $         per common unit. Based on the assumed initial public offering price of $         per common unit, unitholders will incur immediate and substantial dilution of $         per common unit. This dilution results primarily because the assets contributed to us by affiliates of our general partner are recorded at their historical cost in accordance with generally accepted accounting principles, and not their fair value. Please read “Dilution.”

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of the owner of our general partner to transfer its membership interests in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and executive officers of our general partner with its own designees and thereby exert significant control over the decisions taken by the board of directors and executive officers of our general partner. This effectively permits a “change of control” without the vote or consent of the unitholders.

The incentive distribution rights may be transferred to a third party without unitholder consent.

Our general partner may transfer the incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers the incentive distribution rights to a third party, our general partner would not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time. For example, a transfer of incentive distribution rights by our general partner could reduce the likelihood of our sponsor accepting offers made by us relating to assets owned by our sponsor, as it would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

Our general partner has a call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from causing us to issue additional common units and then exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”). Upon consummation of this offering, and assuming no exercise of the underwriters’ option to purchase additional common units, our sponsor will own an aggregate of     % of our common and subordinated units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), our sponsor will own     % of our common units. For additional information about the limited call right, please read “The Partnership Agreement—Limited Call Right.”

We may issue additional units without unitholder approval, which would dilute existing unitholder ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests we may issue at any time without the approval of our unitholders. The issuance of additional common units or other equity interests of equal or senior rank will have the following effects:

•	our existing unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

There are no limitations in our partnership agreement on our ability to issue units ranking senior to the common units.

In accordance with Delaware law and the provisions of our partnership agreement, we may issue additional partnership interests that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of units of senior rank may (i) reduce or eliminate the amount of cash available for distribution to our common unitholders; (ii) diminish the relative voting strength of the total common units outstanding as a class; or (iii) subordinate the claims of the common unitholders to our assets in the event of our liquidation.

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets, including sales by our sponsor or other large holders.

After this offering, we will have              common units and              subordinated units outstanding, which includes the              common units we are selling in this offering that may be resold in the public market immediately. All of the subordinated units will convert into common units on a one-for-one basis at the end of the subordination period. The              common units (             if the underwriters do not exercise their option to

purchase additional common units) that are issued to our sponsor will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters. The lock-up agreement with the underwriters may be waived in the discretion of certain of the underwriters. Sales by our sponsor or other large holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide registration rights to our sponsor. Under our partnership agreement, our general partner and its affiliates have registration rights relating to the offer and sale of any units that they hold. Please read “Units Eligible for Future Sale.”

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Cost reimbursements due to our general partner and its affiliates for services provided to us or on our behalf will reduce cash available for distribution to our unitholders. The amount and timing of such reimbursements will be determined by our general partner.

Under our new management services agreement with Enviva Management (the “New MSA”), we are obligated to reimburse Enviva Management for all direct or indirect costs and expenses incurred by, or chargeable to, Enviva Management in connection with its provision of services necessary for the operation of our business. If the New MSA were terminated without replacement, or our general partner or its affiliates provided services outside of the scope of the New MSA, our partnership agreement would require us to reimburse our general partner and its affiliates for all expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash available for distribution to our unitholders. Please read “Cash Distribution Policy and Restrictions on Distributions.”

There is no existing market for our common units and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly and unitholders could lose all or part of their investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only              publicly traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for our common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	the other factors described in these “Risk Factors.”

Unitholders may have liability to repay distributions.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”), we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

For as long as we are an emerging growth company, we will not be required to comply with certain disclosure requirements that apply to other public companies.

For as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports. We will remain an emerging growth company for up to five years, although we will lose that status earlier if we have more than $1.0 billion of revenues in a fiscal year, have more than $700.0 million in market value of our common units held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our common units to be less attractive as a result, there may be a less active trading market for our common units and our trading price may be more volatile.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential unitholders could lose confidence in our financial reporting, which would harm our business and the trading price of our units.

Prior to this offering, we have not been required to file reports with the SEC. Upon the completion of this offering, we will become subject to the public reporting requirements of the Exchange Act. We prepare our financial statements in accordance with GAAP, but our internal accounting controls may not currently meet all standards applicable to companies with publicly traded securities. Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and to operate successfully as a publicly traded partnership. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future or to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002, which we refer to as Section 404. For example, Section 404 will require us, among other things, to annually review and report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal controls over financial reporting. We must comply with Section 404 (except for the requirement for an auditor’s attestation report, as described above) beginning with our fiscal year ending December 31, 2016. Any failure to develop, implement or maintain effective internal controls or to improve our internal controls could harm our operating results or cause us to fail to meet our reporting obligations. Given the difficulties inherent in the design and operation of internal controls over financial reporting, we can provide no assurance as to our, or our independent registered public accounting firm’s, conclusions about the effectiveness of our internal controls, and we may incur significant costs in our efforts to comply with Section 404. Ineffective internal controls will subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common units.

The New York Stock Exchange does not require a publicly traded partnership like us to comply with certain of its corporate governance requirements.

We have been approved to list our common units on the NYSE. Because we will be a publicly traded partnership, the NYSE does not require us to have a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. Please read “Management—Management of Enviva Partners, LP.”

We will incur increased costs as a result of being a publicly traded partnership.

We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the NYSE, require publicly traded entities to adopt various corporate governance practices that will further increase our costs. The amount of our expenses or reserves for expenses, including the costs of being a publicly traded partnership, will reduce the amount of cash we have available for distribution to our unitholders. As a result, the amount of cash we have available for distribution to our unitholders will be affected by the costs associated with being a publicly traded partnership.

Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make activities more time consuming and costly. For example, as a result of becoming a publicly traded partnership, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our SEC reporting requirements.

We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on our board or as executive officers.

We estimate that we will incur approximately $2.0 million of incremental costs per year associated with being a publicly traded partnership; however, it is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, you should read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service, or IRS, were to treat us as a corporation for federal income tax purposes, or we become subject to entity-level taxation for state tax purposes, our cash available for distribution to you would be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes.

Despite the fact that we are organized as a limited partnership under Delaware law, we would be treated as a corporation for U.S. federal income tax purposes unless we satisfy a “qualifying income” requirement. Based upon our current operations, we believe we satisfy the qualifying income requirement. We have requested and obtained a favorable private letter ruling from the Internal Revenue Service to the effect that, based on facts presented in the private letter ruling request, our income from processing timber feedstocks into pellets and transporting, storing, marketing and distributing such timber feedstocks and wood pellets will constitute “qualifying income” within the meaning of Section 7704 of the Internal Revenue Code. However, no ruling has been or will be requested regarding our treatment as a partnership for U.S. federal income tax purposes. Please read “Material U.S. Federal Income Tax Consequences” below. Failing to meet the qualifying income requirement or a change in current law could cause us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay U.S. federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for U.S. federal, state, local or foreign income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law or interpretation on us. At the state level, several states have been evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. Specifically, we will initially own assets and conduct business in Mississippi, North Carolina and Virginia, each of which imposes a margin or franchise tax. In the future, we may expand our operations. Imposition of a similar tax on us in other jurisdictions that we may expand to could substantially reduce our cash available for distribution to you.

The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes or differing interpretations, possibly applied on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial changes or differing interpretations at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly traded partnerships. One such legislative proposal would have eliminated the qualifying income exception to the treatment of all publicly traded partnerships as corporations upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. A recent legislative proposal for comprehensive tax reform included a provision that would restrict the activities that generate qualifying income to exclude timber activities. We are unable to predict whether any of these changes or other proposals will be reintroduced or will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units. Any modification to U.S. federal income tax laws may be applied retroactively and could make it more difficult or impossible for us to meet the qualifying income requirement to be treated as a partnership for U.S. federal income tax purposes. For a discussion of the importance of our treatment as a partnership for federal income purposes, please read “Material U.S. Federal Income Tax Consequences—Taxation of the Partnership—Partnership Status” for a further discussion.

If the IRS were to contest the federal income tax positions we take, it may adversely impact the market for our common units, and the costs of any such contest would reduce cash available for distribution to our unitholders.

We have requested and obtained a favorable private letter ruling from the Internal Revenue Service to the effect that, based on facts presented in the private letter ruling request, our income from processing timber feedstocks into pellets and transporting, storing, marketing and distributing such timber feedstocks and wood pellets will constitute “qualifying income” within the meaning of Section 7704 of the Internal Revenue Code. However, no ruling has been or will be requested regarding our treatment as a partnership for U.S. federal income tax purposes. Please read “Material U.S. Federal Income Tax Consequences” below. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. Moreover, the costs of any contest between us and the IRS will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders.

Even if you do not receive any cash distributions from us, you will be required to pay taxes on your share of our taxable income.

You will be required to pay federal income taxes and, in some cases, state and local income taxes, on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax due from you with respect to that income.

A tax gain or loss on the disposition of our common units could be more or less than you expect.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our net taxable income decrease your tax basis in your common units, the amount, if any, of such prior excess distributions with respect to the units you sell will, in effect, become taxable income to you if you sell such units at a price greater than your tax basis in those units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we adopted.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. The U.S. Treasury Department has issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. If the IRS were to challenge our proration method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Allocations Between Transferors and Transferees.”

A unitholder whose units are the subject of a securities loan (e.g., a loan to a “short seller” to cover a short sale of units) may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

Because there are no specific rules governing the U.S. federal income tax consequence of loaning a partnership interest, a unitholder whose units are the subject of a securities loan may be considered as having disposed of the loaned units. In that case, the unitholder may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a securities loan are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

We may adopt certain valuation methodologies that could result in a shift of income, gain, loss and deduction between the general partner and the unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss and deduction between the general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, our sponsor will own     % of the total interests in our capital and profits. Therefore, a transfer by our sponsor of all or a portion of its interests in us could, in conjunction with the trading of common units held by the public, result in a termination of our partnership for federal income tax purposes. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once.

Our termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns for one calendar year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a calendar year, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in taxable income for the unitholder’s taxable year that includes our termination. Our termination would not affect our classification as a partnership for federal income tax purposes, but it would result in our being treated as a new partnership for U.S. federal income tax purposes following the termination. If we were treated as a new partnership, we would be required to make new tax elections and could be subject to penalties if we were unable to determine that a termination occurred. The IRS recently announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the partnership may be permitted to provide only a single Schedule K-1 to unitholders for the two short tax periods included in the year in which the termination occurs. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

You will likely be subject to state and local taxes and income tax return filing requirements in jurisdictions where you do not live as a result of investing in our common units.

In addition to U.S. federal income taxes, you may be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future, even if you do not live in any of those jurisdictions. You will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements.

We will initially own assets and conduct business in Mississippi, North Carolina and Virginia, each of which currently impose a personal income tax on individuals, corporations and other entities. As we make acquisitions or expand our business, we may own assets or conduct business in additional states that impose a personal income tax. It is your responsibility to file all United States federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units.

USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $             million from this offering (based on an assumed initial offering price of $             per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount and structuring fee and offering expenses, to (i) pay, together with borrowings of $             million under our new term loan facility, a $             million distribution to our sponsor related to its contribution of assets to us in connection with this offering, a portion of which is intended as a reimbursement of capital expenditures of our sponsor, (ii) repay $         million of intercompany indebtedness related to the acquisition of our Cottondale plant and that we will assume in connection with our sponsor’s contribution of its interests in Enviva Pellets Cottondale, LLC and (iii) retain $             million for general partnership purposes, including future acquisitions. We will not be required to pay additional cash consideration for such contributed assets. The indebtedness related to the acquisition of our Cottondale plant bears interest at a rate of 4.00% per annum and will mature in 2020.

If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the underwriters and the remainder, if any, will be issued to our sponsor. Any such units issued to our sponsor will be issued for no additional consideration. If the underwriters exercise their option to purchase                     additional common units in full, the additional net proceeds would be approximately $             million (based upon the mid-point of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be used to make a special distribution to our sponsor. If the underwriters do not exercise their option to purchase additional common units, we will issue                     common units to our sponsor upon the option’s expiration. We will not receive any additional consideration from our sponsor in connection with such issuance. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Underwriting.”

A $1.00 increase or decrease in the assumed initial public offering price of $             per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discount and structuring fee and offering expenses payable by us, to increase or decrease, respectively, by approximately $             million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed public offering price to $             per common unit, would increase net proceeds to us from this offering by approximately $             million. Similarly, each decrease of 1.0 million common units offered by us, together with a concomitant $             decrease in the assumed initial offering price to $             per common unit, would decrease the net proceeds to us from this offering by approximately $             million. Any increase or decrease in the net proceeds would change the amount retained for general partnership purposes.

CAPITALIZATION

The following table shows our capitalization as of December 31, 2014:

•	on an actual basis for our accounting predecessor, Enviva Partners, LP Predecessor; and

•	on a pro forma basis to reflect the offering of our common units, the other transactions described under “Summary—The Transactions” and the application of the net proceeds from this offering as described under “Use of Proceeds.”

This table is derived from, and should be read together with, the unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Summary—The Transactions,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2014
	Actual	Pro Forma
		(unaudited)
	(in thousands)
Cash and cash equivalents	$592	$15,862

Long-term debt and capital lease obligations (including current portion):
Prior Senior Secured Credit Facilities (1)	$86,718	$—
Senior Secured Credit Facilities (1)	—	172,505
Other long-term debt and capital lease obligations	7,357	6,252

Total long-term debt and capital lease obligations	94,075	178,757
Partners’ capital:
Limited partners’ capital (2)	271,495	176,479
Common unitholders	—
Subordinated unitholders	—
General partner interest	—	—
Noncontrolling partners’ interests	3,033	3,033

Total partners’ capital	274,528	179,512

Total capitalization	$368,603	$358,269

(1)	The Prior Senior Secured Credit Facilities outstanding balance of $86.7 million, net of unamortized discount of $1.6 million. As of January 31, 2015, we had $94.3 million outstanding under the Prior Senior Secured Credit Facilities, consisting of $88.3 million on the term loan and $6.0 million on the revolver. Prior to the closing of this offering, we will enter into a new credit facility in the aggregate principal amount of up to $174.5 million term loan facility and a $25.0 million revolving credit facility. The pro forma amount reflects $172.5 million of term borrowings (net of unamortized discount of $2.0 million), (i) $87.0 million of which will be distributed to our sponsor and (ii) $76.7 million of which, along with an existing debt service reserve, will be used to repay all amounts outstanding under the Prior Senior Secured Credit Facilities.
(2)	We will convert the limited partner interest held by Enviva Holdings, LP into common units and subordinated units representing an aggregate % limited partner interest in us.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per common unit after the offering. Assuming an initial public offering price of $             per common unit (the mid-point of the price range set forth on the cover page of this prospectus), on a pro forma basis as of December 31, 2014, after giving effect to the offering of common units and the related transactions, our net tangible book value would have been approximately $             million, or $             per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$
Pro forma net tangible book value per common unit before the offering (1)	$
Increase in net tangible book value per common unit attributable to purchasers in the offering

Less: Pro forma net tangible book value per common unit after the offering (2)

Immediate dilution in net tangible book value per common unit to purchasers in the offering (3)(4)		$

(1)	Determined by dividing the pro forma net tangible book value of the contributed assets and liabilities by the number of units ( common units and subordinated units) to be issued to our general partner and its affiliates for their contribution of assets and liabilities to us.
(2)	Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of units ( common units and subordinated units) to be outstanding after the offering.
(3)	Each $1.00 increase or decrease in the assumed public offering price of $ per common unit would increase or decrease, respectively, our pro forma net tangible book value by approximately $ million, or approximately $ per common unit, and dilution per common unit to investors in this offering by approximately $ per common unit, after deducting the estimated underwriting discount and structuring fee and offering expenses payable by us. We may also increase or decrease the number of common units we are offering. An increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed offering price to $ per common unit, would result in a pro forma net tangible book value of approximately $ million, or $ per common unit, and dilution per common unit to investors in this offering would be $ per common unit. Similarly, a decrease of 1.0 million common units offered by us, together with a concomitant $1.00 decrease in the assumed public offering price to $ per common unit, would result in an pro forma net tangible book value of approximately $ million, or $ per common unit, and dilution per common unit to investors in this offering would be $ per common unit. The information discussed above is illustrative only and will be adjusted based on the actual public offering price, the number of common units offered by us and other terms of this offering determined at pricing.
(4)	Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any such exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our sponsor and by the purchasers of our common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units			Total Consideration
	Number	Percent		Amount	Percent
Enviva Holdings (1)(2)(3)			%			%
Purchasers in the offering			%			%

Total		100%			100%

(1)	Upon the consummation of the transactions contemplated by this prospectus, Enviva Holdings will own common units and subordinated units.
(2)	The assets contributed by Enviva Holdings will be recorded at historical cost. The pro forma book value of the consideration provided by Enviva Holdings as of December 31, 2014 would have been approximately $ .
(3)	Assumes the underwriters’ option to purchase additional common units is not exercised.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical consolidated results of operations, you should refer to Enviva Partners, LP Predecessor’s audited consolidated financial statements as of and for the years ended December  31, 2014 and 2013.

General

Our Cash Distribution Policy

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute at least the minimum quarterly distribution of $             per unit ($             per unit on an annualized basis) on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. We expect that if we are successful in executing our business strategy, we will grow our business in a steady and sustainable manner and distribute to our unitholders a portion of any increase in our cash available for distribution resulting from such growth. Our general partner has not established any cash reserves, and does not have any specific types of expenses for which it intends to establish reserves. We expect our general partner may establish reserves for specific purposes, such as major capital expenditures or debt service payments, or may choose to generally reserve cash in the form of excess distribution coverage from time to time for the purpose of maintaining stability or growth in our quarterly distributions. In addition, our general partner may cause us to borrow amounts to fund distributions in quarters when we generate less cash than is necessary to sustain or grow our cash distributions per unit. Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing rather than retaining our cash available for distribution.

The board of directors of our general partner may change our distribution policy at any time and from time to time. Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will make cash distributions to our unitholders. We do not have a legal or contractual obligation to pay distributions quarterly or on any other basis or at our minimum quarterly distribution rate or at any other rate. Our cash distribution policy is subject to certain restrictions and may be changed at any time. The reasons for such uncertainties in our stated cash distribution policy include the following factors:

•	Our cash distribution policy will be subject to restrictions on distributions under our new credit agreement, which will contain financial tests and covenants that we must satisfy. Should we be unable to satisfy these restrictions or if we are otherwise in default under our credit facility, we will be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy.

•	Our general partner will have the authority to establish cash reserves for the prudent conduct of our business, including for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Our partnership agreement does not set a limit on the amount of cash reserves that our general partner may establish.

•	Under our new management services agreement with Enviva Management (the “New MSA”), we are obligated to reimburse Enviva Management for all direct or indirect costs and expenses incurred by, or chargeable to, Enviva Management in connection with its provision of services necessary for the operation of our business. If the New MSA were terminated without replacement, or our general partner or its affiliates provided services outside of the scope of the New MSA, our partnership agreement would require us to reimburse our general partner and its affiliates for all direct and indirect expenses they incur on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash available to pay distributions to our unitholders.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs.

•	If we make distributions out of capital surplus, as opposed to operating surplus, any such distributions would constitute a return of capital and would result in a reduction in the minimum quarterly distribution and the target distribution levels. Please read “How We Make Distributions To Our Partners—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.” We do not anticipate that we will make any distributions from capital surplus.

•	Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state limited liability company laws and other laws and regulations.

Our Ability to Grow may be Dependent on Our Ability to Access External Expansion Capital

We expect to generally distribute a significant percentage of our cash from operations to our unitholders on a quarterly basis, after the establishment of cash reserves and payment of our expenses. Therefore, our growth may not be as fast as businesses that reinvest most or all of their cash to expand ongoing operations. Moreover, our future growth may be slower than our historical growth. We expect that we will rely primarily upon external financing sources, including bank borrowings and issuances of debt and equity interests, to fund our expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

Our Minimum Quarterly Distribution

Upon completion of this offering, our partnership agreement will provide for a minimum quarterly distribution of $             per unit for each whole quarter, or $             per unit on an annualized basis. The payment of the full minimum quarterly distribution on all of the common units and subordinated units to be outstanding after completion of this offering would require us to have cash available for distribution of approximately $             million per quarter, or $             million per year. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” The table below sets forth the amount of common units and subordinated units that will be outstanding immediately after this offering, assuming the underwriters do not exercise their option to purchase additional common units, and the cash available for distribution needed to pay the aggregate minimum quarterly distribution on all of such units for a single fiscal quarter and a four quarter period:

Distributions
	Number of Units	One Quarter	Annualized
Publicly held common units		$	$
Common units held by Enviva Holdings
Subordinated units held by Enviva Holdings

Total		$	$

If the underwriters do not exercise their option to purchase additional common units, we will issue common units to our sponsor, Enviva Holdings, at the expiration of the option period. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the underwriters and the remainder, if any, will be issued to our sponsor. Any such units issued to our sponsor will be issued for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Underwriting.”

Our general partner will initially hold the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50.0%, of the cash we distribute in excess of $             per unit per quarter.

We expect to pay our distributions on or about the last day of each of February, May, August and November to holders of record on or about the 15th day of each such month. We will adjust the quarterly distribution for the period after the closing of this offering through                     , 2015, based on the actual length of the period.

Subordinated Units

Our sponsor will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that, for any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution from operating surplus for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. When the subordination period ends, all of the subordinated units will convert into an equal number of common units.

To the extent we do not pay the minimum quarterly distribution from operating surplus on our common units, our common unitholders will not be entitled to receive such payments in the future except during the subordination period. To the extent we have cash available for distribution from operating surplus in any future quarter during the subordination period in excess of the amount necessary to pay the minimum quarterly distribution to holders of our common units, we will use this excess cash to pay any distribution arrearages on common units related to prior quarters before any cash distribution is made to holders of subordinated units. Please read “How We Make Distributions To Our Partners—Subordination Period.”

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2014

If we had completed the transactions contemplated in this prospectus on January 1, 2014, our pro forma cash available for distribution for the year ended December 31, 2014 would have been a surplus of approximately $33.7 million. In the year ended December 31, 2014, we would have been able to pay only     % of the aggregate minimum quarterly distribution on our common units. On a quarterly basis, we would have been able to pay only         % and         % of the minimum quarterly distribution on our common units and subordinated units, respectively, during the quarter ended March 31, 2014,         % and         % of the minimum quarterly distribution on our common units and subordinated units, respectively, during the quarter ended June 30, 2014,         % and         % of the minimum quarterly distribution on our common units and subordinated units, respectively, during the quarter ended September 30, 2014,         % and         % of the minimum quarterly distribution on our common units and subordinated units, respectively, during the quarter ended December 31, 2014.

Our pro forma cash available for distribution is based on our historical consolidated results and on our pro forma combined results, adjusted to reflect the addition of incremental general and administrative expenses. Our pro forma cash available for distribution does not purport to present our historical consolidated results of operations. Furthermore, cash available for distribution is a cash concept, while our historical consolidated and pro forma combined financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution in the manner described in the table below. As a result, the amount of pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed in an earlier period.

Following the completion of this offering, we estimate that we will incur $2.0 million of incremental annual general and administrative expenses as a result of operating as a publicly traded partnership, such as expenses associated with annual and quarterly reporting, tax return and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer insurance expenses and director and officer compensation. Our unaudited pro forma cash available for distribution should be read together with “Selected Historical Consolidated and Unaudited Pro Forma Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited historical consolidated financial statements of Enviva Partners, LP Predecessor and the notes to those consolidated statements and the unaudited pro forma condensed combined financial statements of Enviva Partners, LP and the notes to those combined statements, included elsewhere in this prospectus.

The following tables illustrate, on a pro forma basis for each quarter in the year ended December 31, 2014, the amount of cash that would have been available for distribution to our unitholders, assuming that the transactions contemplated in this prospectus had been consummated on January 1, 2014. Certain of the adjustments reflected or presented below are explained in the footnotes to such adjustments.

Enviva Partners, LP

Unaudited Pro Forma Cash Available for Distribution (1)

	Three Months Ended								Twelve Months Ended December 31, 2014
	March 31, 2014		June 30, 2014		September 30, 2014		December 31, 2014
	(in thousands)
Revenues
Product sales		$103,935		$101,647		$107,395		$116,361		$429,338
Other revenue		837		1,323		971		810		3,941

Net revenue		104,772		102,970		108,366		117,171		433,279
Cost of goods sold, excluding depreciation and amortization		89,663		86,868		89,785		97,727		364,043
Depreciation and amortization		7,476		6,167		6,208		6,094		25,945

Total cost of goods sold		97,139		93,035		95,993		103,821		389,988

Gross margin		7,633		9,935		12,373		13,350		43,291
General and administrative expenses		2,940		3,211		3,058		4,975		14,184

Income from operations		4,693		6,724		9,315		8,375		29,107
Interest expense, net (2)		(2,668)		(2,732)		(2,603)		(2,662)		(10,665)
Early retirement of debt obligation		(7,248)		—		—		—		(7,248)
Other income		138		137		40		84		399

Total other expense, net		(9,778)		(2,595)		(2,563)		(2,578)		(17,514)

Net income (loss)		(5,085)		4,129		6,752		5,797		11,593
Adjustments to reconcile net income (loss) to adjusted EBITDA:
Add:
Depreciation and amortization		7,497		6,190		6,246		6,140		26,073
Interest expense, net (2)		2,669		2,733		2,604		2,662		10,668
Non-cash equity compensation		1		—		1		—		2
Early retirement of debt obligation		7,248		—		—		—		7,248
Income tax expense		4		4		4		3		15
Asset impairments and disposals		20		1		(26)		355		350

Adjusted EBITDA (3)		12,354		13,057		15,581		14,957		55,949
Adjustments to reconcile adjusted EBITDA to pro forma cash available for distribution:
Less:
Cash interest expense (2)		2,393		2,391		2,376		2,367		9,527
Changes in operating assets and liabilities		—		—		6,065		4,144		10,209
Principal payments on debt		1,262		21,331		15,192		16,362		54,147
Expansion capital expenditures (5)		2,509		2,426		905		1,167		7,007
Incremental general and administrative expenses (6)		500		500		500		500		2,000
Add:
Changes in operating assets and liabilities		1,185		10,475		—		—		11,660
Borrowings under revolving line of credit		—		20,000		17,000		12,000		49,000

Pro forma cash available for distribution		$6,875		$16,884		$7,543		$2,417		$33,719

Minimum quarterly and annual distributions:
Minimum quarterly and annual distributions per unit	$		$		$		$		$

Distributions to public common unitholders	$		$		$		$		$
Distributions to Enviva Holdings, LP - common units
Distributions to Enviva Holdings, LP - subordinated units

Total distributions	$		$		$		$		$

Excess (shortfall) of pro forma cash available for distribution over total distributions	$		$		$		$		$

(1)	Reflects our pro forma operating results for the periods indicated, adjusted to reflect incremental general and administrative expenses.
(2)	Interest expense, net and cash interest expense include commitment and administrative agent fees on our new senior secured credit facilities. Interest expense, net also includes the amortization of debt issuance costs incurred in connection with our new senior secured credit facilities.
(3)	For more information, please read “Summary—Non-GAAP Financial Measures.”
(4)	Includes fees and expenses associated with the borrowings under our new senior secured credit facilities.

(5)	Reflects pro forma expansion capital expenditures for the periods presented. Expansion capital expenditures are those cash expenditures, including transaction expenses, made to increase our operating capacity or net income over the long term.
(6)	Reflects $2.0 million of incremental general and administrative expenses that we expect to incur as a result of operating as a publicly traded partnership that are not reflected in our historical consolidated financial statements.

Estimated Cash Available for Distribution for the Twelve Months Ending March 31, 2016

Set forth below is a statement of Estimated Cash Available for Distribution that reflects a forecast of our ability to generate sufficient cash to make the minimum quarterly distribution on all of our outstanding limited partner units for the twelve months ending March 31, 2016, based on assumptions we believe to be reasonable. These assumptions include adjustments giving effect to this offering and the Transactions described under “Summary—The Transactions” as if they occurred on April 1, 2015.

Our estimated cash available for distribution reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending March 31, 2016. The assumptions disclosed under “—Assumptions and Considerations” below are those that we believe are significant to our ability to generate such estimated cash available for distribution. We believe our actual results of operations and cash flows for the twelve months ending March 31, 2016 will be sufficient to generate our estimated cash available for distribution for such period; however, we can give you no assurance that such estimated cash available for distribution will be achieved. There will likely be differences between our estimated cash available for distribution for the twelve months ending March 31, 2016 and our actual results for such period and those differences could be material. If we fail to generate the estimated cash available for distribution for the twelve months ending March 31, 2016, we may not be able to pay cash distributions on our common units at the minimum quarterly distribution rate or at any rate.

We do not as a matter of course make public projections as to future operations, earnings or other results. However, management has prepared the estimated cash available for distribution and assumptions set forth below to substantiate our belief that we will have sufficient cash available to make the minimum quarterly distribution to our unitholders for the twelve months ending March 31, 2016. This prospective financial information was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments and presents, to the best of management’s knowledge and belief, the assumptions on which we base our belief that we can generate the estimated cash available for distribution necessary for us to have sufficient cash available for distribution to pay the full minimum quarterly distribution to all of our unitholders for the twelve months ending March 31, 2016. However, this information is not historical fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information. The prospective financial information included in this offering document has been prepared by, and is the responsibility of, our management. KPMG LLP has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto. The KPMG LLP report included in this offering document relates to the Enviva Partners, LP Predecessor’s historical consolidated financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering the estimated cash available for distribution set forth below you should keep in mind the risk factors and other cautionary statements under “Risk Factors.” Any of the risks discussed in this prospectus could cause our actual results of operations to vary significantly from those supporting such estimated available cash. Accordingly, there can be no assurance that the forecast is indicative of our future performance. Inclusion of the forecast in this prospectus is not a representation by any person, including us or the underwriters, that the results in the forecast will be achieved.

We are providing the estimated cash available for distribution and related assumptions for the twelve months ending March 31, 2016 to supplement our historical consolidated financial statements in support of our belief that we will have sufficient available cash to allow us to pay cash distributions on all of our outstanding common and subordinated units for the twelve-month period ending March 31, 2016 at our stated minimum quarterly distribution rate. Please read below under “—Assumptions and Considerations” for further information as to the assumptions we have made for the preparation of the estimated cash available for distribution set forth below. The narrative descriptions of our assumptions in “—Assumptions and Considerations” generally compare our estimated cash available for distribution for the twelve months ending March 31, 2016 with the unaudited pro forma cash available for distribution for the year ended December 31, 2014 presented under “—Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2014.”

We do not undertake any obligation to release publicly the results of any future revisions we may make to the assumptions used in generating our estimated cash available for distribution for the twelve months ending March 31, 2016 or to update those assumptions to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

Enviva Partners, LP

Estimated Cash Available for Distribution

	Three Months Ending								Twelve Months Ending March 31, 2016
	June 30, 2015		September 30, 2015		December 31, 2015		March 31, 2016
	(in thousands)
Product sales		$114,857		$102,991		$116,122		$117,721		$451,691
Other revenue		2,568		1,979		2,491		1,159		8,197

Net revenue		117,425		104,970		118,613		118,880		459,888
Cost of goods sold, excluding depreciation and amortization		99,374		86,422		101,013		101,204		388,013
Depreciation and amortization		6,081		5,903		6,268		5,011		23,263

Total cost of goods sold		105,455		92,325		107,281		106,215		411,276

Gross margin		$11,970		$12,645		$11,332		$12,665		$48,612
General and administrative expenses (1)		3,026		2,745		2,745		3,026		11,542
Other income (expense):
Interest expense		2,686		2,675		2,664		2,653		10,678
Early retirement of debt obligation		4,722		—		—		—		4,722

Net income		$1,536		$7,225		$5,923		$6,986		$21,670

Adjustments to reconcile net income to adjusted EBITDA:
Depreciation and amortization expense		$6,091		$5,913		$6,278		$5,021		$23,303
Interest expense		2,686		2,675		2,664		2,653		10,678
Non-cash equity compensation		125		125		125		125		500
Early retirement of debt obligation		4,722		—		—		—		4,722

Estimated adjusted EBITDA (2)		$15,160		$15,938		$14,990		$14,785		$60,873

Adjustments to reconcile estimated adjusted EBITDA to estimated cash available for distribution:
Less:
Maintenance capital expenditures		750		750		750		750		3,000
Cash interest expense		2,401		2,390		2,378		2,367		9,536
Principal payments on debt		819		778		779		781		3,157

Estimated cash available for distribution		$11,191		$12,021		$11,082		$10,886		$45,180

Minimum quarterly and annual distributions:
Minimum quarterly and annual distributions per unit	$		$		$		$		$

Distributions to public common unitholders	$		$		$		$		$
Distributions to Enviva Holdings, LP - common units
Distributions to Enviva Holdings, LP - subordinated units

Total distributions	$		$		$		$		$

Excess of cash available for distribution over aggregate distributions	$		$		$		$		$

(1)	Includes general and administrative expenses of $8.7 million allocated from Enviva Holdings and its affiliates and $2.0 million of incremental general and administrative expenses that we expect to incur as a result of operating as a publicly traded partnership.
(2)	For more information, please read “Summary—Non-GAAP Financial Measures.”

Assumptions and Considerations

Generally, our forecast for the twelve months ending March 31, 2016 is based on the following assumptions and considerations:

•	We will sell a total volume of our products equal to the aggregate quantity specified under our off-take contracts and we will meet our contractual delivery obligations.

•	Our production plants will operate at their planned capacity during the forecast period.

•	We will operate within our targeted operating expense levels.

We believe that our estimated cash available for distribution for the twelve months ending March 31, 2016 will not be less than approximately $45.2 million. This amount of estimated cash available for distribution is approximately $11.5 million more than the pro forma cash available for distribution we generated for the year ended December 31, 2014.

Sales Volume. Our product sales volume for the twelve months ending March 31, 2016 is projected to be approximately 2.4 million metric tons as compared to our pro forma product sales volume of approximately 2.2 million metric tons for the pro forma year ended December 31, 2014. The increased sales volumes are due to a greater number of expected shipments during the forecast period as compared to the pro forma year ended December 31, 2014. The incremental shipments consist of a greater volume of deliveries under our existing off-take contracts as well as a contracted delivery to a new customer during the forecast period. The higher sales volumes are supported by increased production volume from our Northampton and Ahoskie plants, which are expected to operate at full capacity during the forecast period producing an additional 102,000 metric tons as compared to the pro forma year ended December 31, 2014. The remainder of the increase is driven by an expected increase in volumes during the forecast period, as a result of volumes to be procured from the Hancock JV under the Biomass Purchase Agreement described under “Certain Relationships and Related Transactions—Other Transactions with Related Persons—Biomass Purchase and Terminal Services Agreements.”

Other Revenue. Other revenue is primarily comprised of terminal services, professional and exclusivity fees and product sales for which we are deemed to be an agent of the purchaser. The increase in other revenue is a function of the larger volume in the forecast period and a portion of the purchased tons will be sourced in a manner where we are acting as an agent.

Net Revenue. Our net revenue for the twelve months ending March 31, 2016 is projected to be $459.9 million, compared to $433.3 million for the pro forma year ended December 31, 2014. The revenue increase is expected to be primarily the result of a greater number of shipments during the forecast period supported by an increase in our plant production volumes and volumes procured from the Hancock JV.

Cost of Goods Sold, excluding Depreciation and Amortization. Cost of goods sold excluding depreciation and amortization is projected to increase to $388.0 million for the twelve months ending March 31, 2016, compared to $364.0 million for the pro forma year ended December 31, 2014. The increase is expected to be predominantly due to increased product sales as noted above. On a per unit basis, costs will decrease as compared to the pro forma year ended December 31, 2014, as increased production volumes will drive increased absorption of fixed costs during the forecast period.

Depreciation and Amortization. Depreciation and amortization for the twelve months ending March 31, 2016 is projected to be $23.3 million, compared to $26.0 million for the pro forma year ended December 31, 2014. The decrease in depreciation and amortization compared to the year ended December 31, 2014 is driven by the amortization of intangible assets related to customer contracts.

General and Administrative Expenses. General and administrative expenses are projected at $11.5 million for the twelve months ending March 31, 2016, compared to $14.2 million for the pro forma year ended December 31,

2014. The decrease is a function of cost synergies expected from the acquisition of Green Circle in January 2015. Green Circle incurred $3.3 million of general and administrative expenses during the pro forma year ended December 31, 2014, the majority of which is not expected to impact the forecast period.

Interest. Interest expense and cash interest expense are a function of outstanding indebtedness, principally from borrowings under our Senior Secured Credit Facilities. The credit facility will include $174.5 million of term borrowings and $25.0 million available for borrowings under a revolving line of credit. The term of the facility is expected to be five years and borrowings will bear interest, at our option, at either (i) base rate plus an applicable margin ranging from 2.80% to 3.25% or (ii) LIBOR (with a 1.00% floor for term loan borrowings) plus an applicable margin ranging from 3.80% to 4.25%. For the purpose of our forecast for the twelve months ending March 31, 2016, we assumed that we borrowed $99.5 million under Tranche A-1 of the term loan facility, bearing interest at 5.10%, and $75.0 million under Tranche A-2, bearing interest at 5.25%.

Regulatory, Industry and Economic Factors. Our forecast of results of operations for the twelve months ending March 31, 2016 is based on the following assumptions related to regulatory, industry and economic factors:

•	There will not be any new federal, state or local regulations affecting our operations or those of our customers, or any new interpretations of existing regulations, that will be materially adverse to our business during the twelve months ending March 31, 2016.

•	There will not be any material adverse changes affecting our operations or those of our customers during the twelve months ending March 31, 2016.

•	There will not be any material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events with respect to our facilities or those of third parties on which we depend.

•	Industry, insurance and overall economic conditions will not change substantially during the twelve months ending March 31, 2016.

•	There will not be any material nonperformance by our customers.

HOW WE MAKE DISTRIBUTIONS TO OUR PARTNERS

General

Cash Distribution Policy

Our partnership agreement provides that our general partner will make a determination as to whether to make a distribution, but our partnership agreement does not require us to pay distributions at any time or in any amount. Instead, the board of directors of our general partner will adopt a cash distribution policy to be effective as of the closing of this offering that will set forth our general partner’s intention with respect to the distributions to be made to unitholders. Pursuant to our cash distribution policy, within 60 days after the end of each quarter, beginning with the quarter ending                     , 2015, we intend to distribute to the holders of common and subordinated units on a quarterly basis at least the minimum quarterly distribution of $             per unit, or $             on an annualized basis, to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We will prorate the distribution for the period after the closing of the offering through                     , 2015.

The board of directors of our general partner may change the foregoing distribution policy at any time and from time to time, and even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner. Our partnership agreement does not contain a requirement for us to pay distributions to our unitholders, and there is no guarantee that we will pay the minimum quarterly distribution, or any distribution, on the units in any quarter. However, our partnership agreement does contain provisions intended to motivate our general partner to make steady, increasing and sustainable distributions over time.

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Operating Surplus and Capital Surplus

General

Any distributions we make will be characterized as made from “operating surplus” or “capital surplus.” Distributions from operating surplus are made differently than cash distributions that we would make from capital surplus. Operating surplus distributions will be made to our unitholders and, if we make quarterly distributions above the first target distribution level described below, to the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus. In such an event, however, any capital surplus distribution would be made pro rata to all unitholders, but the incentive distribution rights would generally not participate in any capital surplus distributions. Any distribution of capital surplus would result in a reduction of the minimum quarterly distribution and target distribution levels and, if we reduce the minimum quarterly distribution to zero and eliminate any unpaid arrearages, thereafter capital surplus would be distributed as if it were operating surplus and the incentive distribution rights would thereafter be entitled to participate in such distributions. Please see “—Distributions From Capital Surplus.”

Operating Surplus

We define operating surplus as:

•	$ million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below) and provided that cash receipts from the termination of any hedge contract prior to its stipulated settlement or termination date will be included in equal quarterly installments over the remaining scheduled life of such hedge contract had it not been terminated; plus

•	cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is disposed of or abandoned; plus

•	cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is disposed of or abandoned; plus

•	an amount equal to the net proceeds from this offering that are retained for general partnership purposes, up to the amount of accounts receivable distributed to our sponsor prior to the closing of this offering; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred; less

•	any loss realized on disposition of an investment capital expenditure.

Disbursements made, cash received (including working capital borrowings) or cash reserves established, increased or reduced after the end of a period but on or before the date on which cash or cash equivalents will be distributed with respect to such period shall be deemed to have been made, received, established, increased or reduced, for purposes of determining operating surplus, within such period if our general partner so determines. Furthermore, cash received from an interest in an entity for which we account using the equity method will not be included to the extent it exceeds our proportionate share of that entity’s operating surplus (calculated as if the definition of operating surplus applied to such entity from the date of our acquisition of such an interest without any basket similar to that described in the first bullet above). Operating surplus does not reflect cash generated by our operations. For example, it includes a basket of $             million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deducted from operating surplus at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deduction.

We define operating expenditures in our partnership agreement, and it generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its affiliates, payments made under hedge contracts (provided that (1) with respect to amounts paid in connection with the initial purchase of a hedge contract, such amounts will be amortized over the life of the applicable hedge contract and (2) payments made in connection with the termination of any hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such hedge contract), officer compensation, repayment of working capital borrowings, interest on indebtedness and capital expenditures (as discussed in further detail below), provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the penultimate bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to our partners (including distributions in respect of our incentive distribution rights); or

•	repurchases of equity interests except to fund obligations under employee benefit plans.

Capital Surplus

Capital surplus is defined in our partnership agreement as any cash distributed in excess of our operating surplus. Accordingly, capital surplus would generally be generated only by the following (which we refer to as “interim capital transactions”):

•	borrowings other than working capital borrowings;

•	sales of our equity interests; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

Characterization of Cash Distributions

Our partnership agreement provides that we treat all cash distributed as coming from operating surplus until the sum of all cash distributed since the closing of this offering (other than any distributions of proceeds of this offering) equals the operating surplus from the closing of this offering. Our partnership agreement provides that we treat any amount distributed in excess of operating surplus, regardless of its source, as distributions of capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Maintenance capital expenditures reduce operating surplus, but expansion capital expenditures and investment capital expenditures do not. Maintenance capital expenditures are those cash expenditures made to maintain our long-term operating capacity or net income. Our business, facilities and production equipment are not generally subject to major turnaround, overhaul or rebuilds. Rather, our assets, principally rotating mechanical processing equipment, require tool and die replacement which we expense as we consume the tools. Examples of maintenance capital expenditures include expenditures associated with the replacement of equipment, ductwork or paving to the extent such expenditures are made to maintain our long-term operating capacity or net income. Expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Expansion capital expenditures are those cash expenditures, including transaction expenses, made to increase our operating capacity or net income over the long term. Examples of expansion capital expenditures include the acquisition of equipment, development of a new production plant or the expansion of an existing production plant, to the extent such expenditures are expected to expand our long-term operating capacity or net income. Expansion capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of such acquisition, construction, development or expansion in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is disposed of or abandoned. Expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment capital expenditures are those capital expenditures, including transaction expenses, that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of an asset for investment purposes or development of assets that are in excess of the maintenance of our existing operating capacity or net income, but which are not expected to expand, for more than the short term, our operating capacity or net income.

As described above, neither investment capital expenditures nor expansion capital expenditures are operating expenditures, and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of an acquisition, development or expansion in respect of a period that begins when we enter into a binding obligation for an acquisition, construction, development or expansion and ending on the earlier to occur of the date on which such acquisition, construction, development or expansion commences commercial service and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Cash expenditures that are made in part for maintenance capital purposes, investment capital purposes or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditures by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we describe below), the common units will have the right to receive distributions from operating surplus each quarter in an amount equal to $         per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient cash from operating surplus to pay the minimum quarterly distribution on the common units.

Determination of Subordination Period

Our sponsor will initially own all of our subordinated units. Except as described below, the subordination period will begin on the closing date of this offering and expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending                     , 2018, if each of the following has occurred:

•	distributions from operating surplus on each of the outstanding common and subordinated units equaled or exceeded the sum of the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common and subordinated units during those periods on a fully diluted weighted average basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

For the period after closing of this offering through                     , 2015, our partnership agreement will prorate the minimum quarterly distribution based on the actual length of the period, and use such prorated distribution for all purposes, including in determining whether the test described above has been satisfied.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending                     , 2016, if each of the following has occurred:

•	distributions from operating surplus exceeded $ (150.0% of the annualized minimum quarterly distribution) on all outstanding common units and subordinated units for a four-quarter period immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of $ (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units during that period on a fully diluted weighted average basis, plus the related distribution on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

Conversion Upon Removal of the General Partner

In addition, if the unitholders remove our general partner other than for cause the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (1) neither such person nor any of its affiliates voted any of its units in favor of the removal and (2) such person is not an affiliate of the successor general partner.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will then participate pro-rata with the other common units in distributions.

Adjusted Operating Surplus

Adjusted operating surplus is intended to generally reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods if not utilized to pay expenses during that period. Adjusted operating surplus for any period consists of:

•	operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet point under “—Operating Surplus and Capital Surplus—Operating Surplus” above); less

•	any net increase during that period in working capital borrowings; less

•	any net decrease during that period in cash reserves for operating expenditures not relating to an operating expenditure made during that period; plus

•	any net decrease during that period in working capital borrowings; plus

•	any net increase during that period in cash reserves for operating expenditures required by any debt instrument for the repayment of principal, interest or premium; plus

•	any net decrease made in subsequent periods in cash reserves for operating expenditures initially established during such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

Any disbursements received, cash received (including working capital borrowings) or cash reserves established, increased or reduced after the end of a period that the general partner determines to include in operating surplus for such period shall also be deemed to have been made, received or established, increased or reduced in such period for purposes of determining adjusted operating surplus for such period.

Distributions From Operating Surplus During the Subordination Period

If we make a distribution from operating surplus for any quarter ending before the end of the subordination period, our partnership agreement requires that we make the distribution in the following manner:

•	first, to the common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter and any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters;

•	second, to the subordinated unitholders, pro rata, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

Distributions From Operating Surplus After the Subordination Period

If we make distributions of cash from operating surplus for any quarter ending after the subordination period, our partnership agreement requires that we make the distribution in the following manner:

•	first, to all common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner owns the incentive distribution rights and may in the future own common units or other equity interests in us and will be entitled to receive distributions on any such interests.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive increasing percentages (15.0%, 25.0% and 50.0%) of quarterly distributions from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

If for any quarter:

•	we have distributed cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then we will make additional distributions from operating surplus for that quarter among the unitholders and the holders of the incentive distribution rights in the following manner:

•	first, to all unitholders, pro rata, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all common unitholders and subordinated unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $ per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all common unitholders and subordinated unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $ per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all common unitholders and subordinated unitholders, pro rata, and 50.0% to the holders of our incentive distribution rights.

Percentage Allocations of Distributions From Operating Surplus

The following table illustrates the percentage allocations of distributions from operating surplus between the unitholders and the holders of our incentive distribution rights based on the specified target distribution levels. The amounts set forth under the column heading “Marginal Percentage Interest in Distributions” are the percentage interests of the holders of our incentive distribution rights and the unitholders in any distributions from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit.” The percentage interests shown for our unitholders and the holders of our incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below assume there are no arrearages on common units.

	Total Quarterly Distribution Per Unit		Marginal Percentage Interest in Distributions
			Unitholders	IDR Holders
Minimum Quarterly Distribution	up to $		100.0%	0%
First Target Distribution	above $	up to $	100.0%	0%
Second Target Distribution	above $	up to $	85.0%	15.0%
Third Target Distribution	above $	up to $	75.0%	25.0%
Thereafter	above $		50.0%	50.0%

Incentive Distribution Right Holders’ Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the target distribution levels upon which the incentive distribution payments would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right.

The right to reset the target distribution levels upon which the incentive distributions are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions in excess of the then- applicable third target distribution for the prior four consecutive fiscal quarters. The reset target distribution levels will be higher than the most recent per unit distribution level prior to the reset election and higher than the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following the reset event increase as described below. Because the reset target distribution levels will be higher than the most recent per unit distribution level prior to the reset, if we were to issue additional common units after the reset and maintain the per unit distribution level, no additional incentive distributions would be payable. By contrast, if there were no such reset and we were to issue additional common units and maintain the per unit distribution level, additional incentive distributions would have to be paid based on the additional number of outstanding common units and the percentage interest of the incentive distribution rights above the target distribution levels. Thus, the exercise of the reset right would lower our cost of equity capital. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made.

In connection with the resetting of the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on the formula described below that takes into account the “cash parity” value of the cash distributions related to the incentive distribution rights for the quarter prior to the reset event as compared to the cash distribution per common unit in such quarter.

The number of common units to be issued in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels would equal the quotient determined by dividing (x) the amount of cash distributions received in respect of the incentive distribution rights for the fiscal quarter ended immediately prior to the date of such reset election by (y) the amount of cash distributed per common unit with respect to such quarter.

Following a reset election, a baseline minimum quarterly distribution amount will be calculated as an amount equal to the cash distribution amount per unit for the fiscal quarter immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would make distributions from operating surplus for each quarter thereafter as follows:

•	first, to all common unitholders, pro rata, until each unitholder receives an amount per unit for that quarter equal to 115.0% of the reset minimum quarterly distribution;

•	second, 85.0% to all common unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until each unitholder receives an amount per unit for that quarter equal to 125.0% of the reset minimum quarterly distribution;

•	third, 75.0% to all common unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until each unitholder receives an amount per unit for that quarter equal to 150.0% of the reset minimum quarterly distribution; and

•	thereafter, 50.0% to all common unitholders, pro rata, and 50.0% to the holders of our incentive distribution rights.

Because a reset election can only occur after the subordination period expires, the reset minimum quarterly distribution will have no significance except as a baseline for the target distribution levels.

The following table illustrates the percentage allocation of distributions from operating surplus between the unitholders and the holders of our incentive distribution rights at various distribution levels (1) pursuant to the distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (2) following a hypothetical reset of the target distribution levels based on the assumption that the quarterly distribution amount per common unit during the fiscal quarter immediately preceding the reset election was $            .

	Quarterly Distribution Per Unit Prior to Reset	Unitholders	Incentive Distribution Rights Holders	Quarterly Distribution Per Unit Following Hypothetical Reset
Minimum Quarterly Distribution	up to $	100.0%	0.0%		up to $ (1)
First Target Distribution	above $ up to $	100.0%	0.0%	above $	up to $ (2)
Second Target Distribution	above $ up to $	85.0%	15.0%	above $	up to $ (3)
Third Target Distribution	above $ up to $	75.0%	25.0%	above $	up to $ (4)
Thereafter	above $	50.0%	50.0%		above $

(1)	This amount is equal to the hypothetical reset minimum quarterly distribution.
(2)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(4)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and the holders of incentive distribution rights, based on the amount distributed for the quarter immediately prior to the reset. The table assumes that immediately prior to the reset there would be common units outstanding and the distribution to each common unit would be $       for the quarter prior to the reset.

	Quarterly Distribution per Unit Prior to Reset	Cash Distributions to Common Unitholders Prior to Reset	Cash Distributions to Holders of Incentive Distribution Rights Prior to Reset		Total Distributions
Minimum Quarterly Distribution	up to $	$		$—	$
First Target Distribution	above $ up to $			—
Second Target Distribution	above $ up to $
Third Target Distribution	above $ up to $
Thereafter	above $

		$	$		$

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and the holders of incentive distribution rights, with respect to the quarter in which the reset occurs. The table reflects that, as a result of the reset, there would be                      common units outstanding and the distribution to each common unit would be $            . The number of common units to be issued upon the reset was calculated by dividing (1) the amount received in respect of the incentive distribution

rights for the quarter prior to the reset as shown in the table above, or $            , by (2) the cash distributed on each common unit for the quarter prior to the reset as shown in the table above, or $            .

	Quarterly Distribution per Unit	Cash Distributions to Common Unitholders Prior to Reset		Cash Distributions to Holders of Incentive Distribution Rights After Reset						Total Distributions
				Common Units (1)		Incentive Distribution Rights		Total
Minimum Quarterly Distribution	up to $	$		$			$—	$		$
First Target Distribution	above $ up to $		—		—		—		—		—
Second Target Distribution	above $ up to $		—		—		—		—		—
Third Target Distribution	above $ up to $		—		—		—		—		—
Thereafter	above $		—		—		—		—		—

		$			$—	$		$		$

(1)	Represents distributions in respect of the common units issued upon the reset.

The holders of our incentive distribution rights will be entitled to cause the target distribution levels to be reset on more than one occasion. There are no restrictions on the ability to exercise their reset right multiple times, but the requirements for exercise must be met each time. Because one of the requirements is that we make cash distributions in excess of the then-applicable third target distribution for the prior four consecutive fiscal quarters, a minimum of four quarters must elapse between each reset.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions from capital surplus, if any, in the following manner:

•	first, to all common unitholders and subordinated unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

•	second, to the common unitholders, pro rata, until we distribute for each common unit an amount from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions from capital surplus as if they were from operating surplus.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution of capital surplus to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we reduce the minimum quarterly distribution and target distribution levels to zero, all future distributions will be made such that 50.0% is paid to all unitholders, pro rata, and 50.0% is paid to the holder or holders of incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our common units into fewer common units or subdivide our common units into a greater number of common units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the initial unit price, as described below under “—Distributions of Cash Upon Liquidation”;

•	the per unit amount of any outstanding arrearages in payment of the minimum quarterly distribution on the common units; and

•	the number of subordinated units.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price would each be reduced to 50.0% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine or subdivide our subordinated units using the same ratio applied to the common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if, as a result of a change in law or interpretation thereof, we or any of our subsidiaries is treated as an association taxable as a corporation or is otherwise subject to additional taxation as an entity for U.S. federal, state, local or non-U.S. income or withholding tax purposes, our general partner may, in its sole discretion, reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is cash for that quarter (after deducting our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in law or interpretation) and the denominator of which is the sum of (1) cash for that quarter, plus (2) our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in law or interpretation thereof. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in distributions with respect to subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the holders of the incentive distribution rights, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of units to a repayment of the initial value contributed by unitholders for their units in this offering, which we refer to as the “initial unit price” for each unit. The allocations of gain and loss upon liquidation are also intended, to the extent possible, to entitle the holders of common units to a preference over the holders of subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the common unitholders to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will generally allocate any gain to the partners in the following manner:

•	first, to our general partner to the extent of certain prior losses specially allocated to our general partner;

•	second, to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of: (1) the initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, to the subordinated unitholders, pro rata, until the capital account for each subordinated unit is equal to the sum of: (1) the initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, to all unitholders, pro rata, until we allocate under this bullet an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the minimum quarterly distribution per unit that we distributed to the unitholders, pro rata, for each quarter of our existence;

•	fifth, 85.0% to all unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until we allocate under this bullet an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights for each quarter of our existence;

•	sixth, 75.0% to all unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until we allocate under this bullet an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights for each quarter of our existence; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to holders of our incentive distribution rights.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

We may make special allocations of gain among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•	first, to holders of subordinated units in proportion to the positive balances in their capital accounts until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, to the holders of common units in proportion to the positive balances in their capital accounts, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100.0% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

We may make special allocations of loss among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for federal income tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the holders of our incentive distribution rights in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the partners’ capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made. In contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and the holders of our incentive distribution rights based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. If we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL CONSOLIDATED AND UNAUDITED PRO FORMA FINANCIAL AND OPERATING DATA

Enviva Partners, LP was formed in November 2013 and does not have historical consolidated financial statements. We have not presented historical consolidated financial information for Enviva Partners, LP because we have not had any corporate activity since our formation and we believe that a presentation of the results of Enviva Partners, LP would not be meaningful. Therefore, in this prospectus we present the historical consolidated financial statements of Enviva, LP and its operating subsidiaries, which entities (excluding Enviva Pellets Southampton, LLC, which will be owned by Enviva Wilmington Holdings, LLC, a joint venture between a wholly-owned subsidiary of Enviva Holdings, LP, Hancock Natural Resource Group, Inc. and certain other affiliates of John Hancock Life Insurance Company) will be transferred by Enviva MLP Holdco, LLC to Enviva Partners, LP upon the closing of this offering. We refer to these entities as “Enviva Partners, LP Predecessor” or “our predecessor.” The following table presents selected historical consolidated financial and operating data of Enviva Partners, LP Predecessor and summary pro forma combined financial data of Enviva Partners, LP as of the dates and for the periods indicated.

The selected historical consolidated financial data presented as of and for the years ended December 31, 2014 and 2013 are derived from the audited historical consolidated financial statements of Enviva Partners, LP Predecessor that are included elsewhere in this prospectus.

The selected pro forma combined financial and operating data presents unaudited pro forma balance sheet data as of December 31, 2014, and statement of operations and other financial and operating data for the year ended December 31, 2014 of Enviva Partners, LP, based upon our predecessor’s combined historical financial statements after giving pro forma effect to the Transactions described in “Summary—The Transactions.” The pro forma combined financial data assumes that the Transactions had taken place on December 31, 2014, in the case of the pro forma balance sheet, and on January 1, 2014, in the case of the pro forma statement of operations for the year ended December 31, 2014. The pro forma balance sheet, statements of operations and other financial and operating data presented are not necessarily indicative of what our actual results of operations would have been as of the date and for the periods indicated, nor do they purport to represent our future results of operations.

For a detailed discussion of the selected historical consolidated financial information contained in the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table should also be read in conjunction with “Use of Proceeds,” the audited and unaudited historical consolidated financial statements of Enviva Partners, LP Predecessor included elsewhere in this prospectus and the unaudited pro forma financial statements of Enviva Partners, LP included elsewhere in this prospectus. Among other things, the historical consolidated financial statements include more detailed information regarding the basis of presentation for the information in the following table.

	Enviva Partners, LP Predecessor Historical		Enviva Partners, LP Pro Forma
	Year Ended December 31		Year Ended December 31, 2014
	2014	2013
			(unaudited)
	(in thousands, except per metric ton and operating data)
Statement of Operations Data:
Product sales	$286,641	$176,051	$429,338
Other revenue	3,495	3,836	3,941

Net revenue	290,136	179,887	433,279
Costs of goods sold, excluding depreciation and amortization	251,058	152,720	364,043
Depreciation and amortization (1)	18,971	11,827	25,945

Total cost of goods sold	270,029	164,547	389,988

Gross margin	20,107	15,340	43,291
General and administrative expenses	11,132	16,373	14,184

Income (loss) from operations	8,975	(1,033)	29,107
Other income (expense):
Interest expense	(8,724)	(5,460)	(10,665)
Early retirement of debt obligation	(73)	—	(7,248)
Other income	7	996	399

Total other expense, net	(8,790)	(4,464)	(17,514)

Net income (loss)	185	(5,497)	11,593
Less loss attributable to noncontrolling partners’ interests	79	58	79

Net income (loss) attributable to Enviva Partners, LP	$264	$(5,439)	$11,672

Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$29,434	$(7,557)
Investing activities	(14,664)	(115,799)
Financing activities	(17,736)	115,235

Other Financial Data:
Adjusted EBITDA (2)	$28,348	$12,101	$55,949
Adjusted gross margin per metric ton (2)	$25.91	$29.18
Expansion capital expenditures (3)	14,733	124,732

Operating Data:
Total metric tons sold	1,508	931

Balance Sheet Data (at period end):
Cash and cash equivalents	$592	$3,558	$15,862
Total assets	384,489	400,003	459,472
Long-term debt and capital lease obligations (including current portion)	94,075	100,524	178,757
Total liabilities	109,961	128,592	279,960
Partners’ capital	274,528	271,411	179,512

(1)	Excludes depreciation of office furniture and equipment. Such amount is included in general and administrative expenses.
(2)	For more information, please read “—Non-GAAP Financial Measures” below.
(3)	Expansion capital expenditures are cash expenditures made to increase our long-term operating capacity or net income whether through construction or acquisitions. Please read “How We Make Distributions to Our Partners—Capital Expenditures.”

Non-GAAP Financial Measures

Adjusted EBITDA

We define adjusted EBITDA as net income or loss excluding depreciation and amortization, interest expense, taxes, early retirement of debt obligation, non-cash equity compensation and asset impairments and disposals. Adjusted EBITDA is not a presentation made in accordance with generally accepted accounting principles (“GAAP”). Management uses adjusted EBITDA as an important indicator of performance.

We believe that the presentation of adjusted EBITDA provides useful information to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to adjusted EBITDA is net income or loss. Our non-GAAP financial measure of adjusted EBITDA should not be considered as an alternative to GAAP net income or loss. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect loss from continuing operations. You should not consider adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because adjusted EBITDA may be defined differently by other companies in our industry, our definition of adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

The following table presents a reconciliation of adjusted EBITDA to the most directly comparable GAAP financial measure on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Enviva Partners, LP Predecessor Historical		Enviva Partners, LP Pro Forma
	Year Ended December 31,		Year Ended December 31, 2014
	2014	2013
			(unaudited)
	(in thousands)
Reconciliation of adjusted EBITDA to net income (loss):
Net income (loss)	$185	$(5,497)	$11,593
Depreciation and amortization	19,009	11,887	26,073
Interest expense	8,724	5,460	10,668
Early retirement of debt obligation	73	—	7,248
Non-cash equity compensation	2	5	2
Income tax expense	15	23	15
Asset impairments and disposals	340	223	350

Adjusted EBITDA	$28,348	$12,101	$55,949

Adjusted Gross Margin per Metric Ton

We use adjusted gross margin per metric ton to measure our financial performance. We define adjusted gross margin as gross margin excluding depreciation and amortization included in cost of goods sold. We believe adjusted gross margin per metric ton is a meaningful measure because it compares our off-take pricing to our operating costs for a view of profitability and performance on a per metric ton basis. Adjusted gross margin per metric ton will primarily be affected by our ability to meet production volumes and to control direct and indirect costs associated with procurement and delivery of wood fiber to our production plants and the production and distribution of wood pellets.

We believe that the presentation of adjusted gross margin per metric ton will provide useful information to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to adjusted gross margin per metric ton is gross margin. Our non-GAAP financial measure of adjusted gross margin per metric ton should not be considered as an alternative to GAAP gross margin. Adjusted gross margin per metric ton has important limitations as an analytical tool because it excludes some but not all items that affect gross margin. You should not consider adjusted gross margin per metric ton in isolation or as a substitute for analysis of our results as reported under GAAP. Because adjusted gross margin per metric ton may be defined differently by other companies in our industry, our definition of adjusted gross margin per metric ton may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

The following table presents a reconciliation of adjusted gross margin per metric ton to the most directly comparable GAAP financial measure on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Enviva Partners, LP Predecessor Historical		Enviva Partners, LP Pro Forma
	Year Ended December 31,		Year Ended December 31, 2014
	2014	2013
			(unaudited)
	(in thousands, except per metric ton)
Reconciliation of gross margin to adjusted gross margin per metric ton:
Metric tons sold	1,508	931
Gross margin	$20,107	$15,340	$43,291
Depreciation and amortization (1)	18,971	11,827	25,945

Adjusted gross margin	$39,078	$27,167	$69,236

Adjusted gross margin per metric ton	$25.91	$29.18

(1)	Excludes depreciation of office furniture and equipment. Such amount is included in general and administrative expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our historical performance, financial condition and future prospects in conjunction with our predecessor’s audited consolidated financial statements as of and for the years ended December 31, 2014 and 2013, and the notes thereto, included elsewhere in this prospectus. The information provided below supplements, but does not form part of, our predecessor’s consolidated financial statements. This discussion contains forward-looking statements that are based on the views and beliefs of our management, as well as assumptions and estimates made by our management. Actual results could differ materially from such forward-looking statements as a result of various risk factors, including those that may not be in the control of management. For further information on items that could impact our future operating performance or financial condition, please read the sections entitled “Risk Factors” and “Forward-Looking Statements” elsewhere in this prospectus.

Basis of Presentation

The following discussion of our historical performance and financial condition is derived from our predecessor’s historical consolidated financial statements. Our sponsor is contributing some but not all of its assets and liabilities to us in connection with this offering. Accordingly, the historical financial results discussed below include capital expenditures and other costs related to assets that are not being contributed to us in connection with this offering. For additional information about the assets and liabilities reflected in our sponsors’ financial statements that will not be contributed to us in connection with this offering, please read our unaudited pro forma combined financial statements and the notes to those financial statements included elsewhere in this prospectus. In addition, the historical financial results discussed below do not include the results of Enviva Pellets Cottondale, LLC, which was acquired by our sponsor in January 2015. Unless otherwise indicated, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “Enviva Partners, LP,” “we,” “our,” “us” or like terms when used in a historical context refer to the business and results of operations of Enviva, LP and its operating subsidiaries and, when used in the present tense or prospectively, those terms refer to Enviva Partners, LP and its subsidiaries following the formation transactions described in “Summary—The Transactions.”

Business Overview

We are the world’s largest supplier by production capacity of utility-grade wood pellets to major power generators. We own and operate five production plants in the Southeastern U.S. that have a combined wood pellet production capacity of 1.7 million metric tons per year (“MTPY”) after giving effect to the transactions described in “Summary—The Transactions.” We also own a dry-bulk, deep-water marine terminal at the Port of Chesapeake (the “Chesapeake terminal”). Under our existing off-take contracts, we are required through 2016 to deliver wood pellet quantities approximately equal to all of the production capacity of our production plants plus the wood pellets we will purchase from Enviva Wilmington Holdings, LLC, a joint venture between a wholly-owned subsidiary of Enviva Holdings, LP, Hancock Natural Resources Group, Inc. and certain other affiliates of John Hancock Life Insurance Company (the “Hancock JV”). From 2017 through 2021, our contracted quantities are more than half of the production capacity of our production plants. Our off-take contracts provide for sales of 2.3 million MT of wood pellets in 2015 and have a weighted average remaining term of 5.7 years from January 1, 2015. We intend to expand our business by taking advantage of the growing demand for our products that is being driven by the conversion of coal-fired power generation and combined heat and power plants to co-fired or dedicated biomass-fired plants, principally in Northern Europe and, increasingly, in South Korea and Japan.

How We Evaluate Our Operations

Adjusted Gross Margin per Metric Ton

We use adjusted gross margin per metric ton to measure our financial performance. We define adjusted gross margin as gross margin excluding depreciation and amortization included in cost of goods sold. We believe adjusted gross margin per metric ton is a meaningful measure because it compares our off-take pricing to our operating costs for a view of profitability and performance on a per metric ton basis. Adjusted gross margin per metric ton will primarily be affected by our ability to meet production volumes and to control direct and indirect costs associated with procurement and delivery of wood fiber to our production plants and the production and distribution of wood pellets.

Adjusted EBITDA

We view adjusted EBITDA as an important indicator of performance. Consistent with the covenant calculations under our Prior Senior Secured Credit Facilities, we define adjusted EBITDA as net income or loss excluding depreciation and amortization, interest expense, taxes, early retirement of debt obligation, non-cash equity compensation and asset impairments and disposals. Adjusted EBITDA is a supplemental measure used by our management and other users of our financial statements, such as investors, commercial banks and research analysts, to assess the financial performance of our assets without regard to financing methods or capital structure.

Non-GAAP Financial Measures

Adjusted gross margin per metric ton and adjusted EBITDA are not financial measures presented in accordance with generally accepted accounting principles (“GAAP”). We believe that the presentation of these non-GAAP financial measures provides useful information to investors in assessing our financial condition and results of operations. Our non-GAAP financial measures should not be considered as alternatives to the most directly comparable GAAP financial measures. Each of these non-GAAP financial measures has important limitations as analytical tools because they exclude some, but not all, items that affect the most directly comparable GAAP financial measures. You should not consider adjusted gross margin per metric ton or adjusted EBITDA in isolation or as substitutes for analysis of our results as reported under GAAP. Our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. For a reconciliation of our non-GAAP financial measures to the most comparable GAAP financial measures, please read “Summary—Non-GAAP Financial Measures.”

Factors Impacting Comparability of Our Financial Results

Our future results of operations and cash flows may not be comparable to our historical consolidated results of operations and cash flows, and each period presented in our historical consolidated results of operations and cash flows is not directly comparable to the other periods presented, principally for the following reasons:

We completed construction of our Northampton plant in April 2013. Our first shipment of wood pellets to a customer from our Northampton plant occurred in May 2013. Accordingly, our consolidated financial statements for the year ended December 31, 2013 include eight months of revenue and operating costs, whereas the year ended December 31, 2014 includes twelve months of revenue and operating costs. The plant has a production capacity of 500,000 MTPY and increased our total production capacity from 565,000 MTPY to approximately 1.1 million MTPY, representing an 88% expansion in total production capacity. The plant completed its ramp-up period during 2014 and will have a material effect on the volume and cost of goods sold of the wood pellets that we deliver in the future.

We began deliveries under new long-term, firm off-take contracts in May 2013 and June 2013. Our first shipment to Drax occurred in May 2013 and the contracted volume increased in April 2014 to 1.0 million MTPY for the subsequent eight years. The increase in contracted volume was structured to coincide with the startup of the Northampton and Southampton plants. Our first shipment to E.ON occurred in June 2013 and the contracted volume is 240,000 MTPY through December 2015. These new contracts, accompanied by our increased production capacity, will have a material effect on our product sales and resulting gross margin.

Revenue and costs for deliveries to customers can vary significantly between periods depending upon the specific shipment and reimbursement for expenses, including the then-current cost of fuel. Depending on the specific off-take contract, shipping terms are either Cost, Insurance and Freight (“CIF”) or Free on Board (“FOB”). Under a CIF contract, we procure and pay for shipping costs which include insurance and all other charges up to the port of destination for the customer. These costs are included in the price to the customer and as such, are included in revenue and cost of goods sold. Under an FOB contract, the customer is responsible for shipping costs directly. We have one FOB contract in connection with which we have subsequently executed an annual shipping contract creating financial and operating obligations and economics similar to a “Cost and Freight” (“C&F”) contract. Our customer shipping terms, as well as the timing of shipments during the year, can result in material fluctuations in our revenue recognition between periods but these terms generally have little impact on gross margin. We were responsible for the shipping costs on all shipments to our customers during the years ended December 31, 2014 and 2013.

Our historical consolidated financial results include general and administrative expenses related to development activities. We have historically incurred general and administrative expenses in connection with pursuing growth opportunities with new and existing customers and pursuing new plant and port development opportunities. Following a series of transactions in November 2012, which we collectively refer to as the “Reorganization,” whereby our predecessor distributed to our sponsor certain of its subsidiaries that were engaged in operations other than the production and supply of utility-grade wood pellets, entities whose results are not reflected within our historical consolidated financial statements conduct such development activities. Our historical consolidated financial statements also include additional general and administrative expenses for startup and commissioning activities at our plants prior to beginning production. Startup and commissioning activities include recruiting, hiring and training staff months prior to opening a plant. We have also incurred incremental overhead costs related to our construction activities, including general liability insurance coverage, increased travel costs for site visits as well as other minor expenses related to the project, including those for supplies, tools and temporary administrative support. Our predecessor incurred $6.3 million of plant development costs during the year ended December 31, 2013, of which $4.8 million related to startup and commissioning activities at our Northampton and Southampton plants prior to beginning production and $1.3 million related to overhead costs related to our construction activities. We did not incur any plant development costs during the year ended December 31, 2014. We do not expect to incur any further general and administrative expenses related to plant development activities as these activities are now undertaken by our sponsor and its affiliates.

Our sponsor provides corporate management and administrative services on our behalf through a Management Services Agreement (“MSA”). We incur general and administrative costs related to the MSA with our sponsor that covers the corporate salary and overhead expenses associated with our business. Prior to the Reorganization, we incurred these costs as direct expenses. Prior to 2014, the maximum amount that our sponsor could charge under the MSA as the annual fee and as reimbursement of direct and indirect expenses incurred by the sponsor on our behalf was $7.2 million and $3.0 million, respectively. Beginning in 2014, the then-effective maximum amount that may be charged to us by our sponsor under the MSA for both the annual fee and the expense reimbursement increases 2% each year. In any year of the agreement, our sponsor may choose to charge less than the maximum. Direct and indirect costs and expenses are either directly identifiable or allocated to us by our sponsor. The general method used to allocate direct and indirect costs and expenses is established through the annual budgeting process. Our sponsor estimates the percentage of employee salary and related benefits, third-party costs, office rent and expenses and any other overhead costs to be provided to us. Each month, our sponsor allocates to us the actual costs accumulated in the financial system based on the estimated budgeted percentage for each type of cost. We are charged for any directly identifiable costs such as goods or services provided to us at our request. We believe the assumptions and allocation were made on a reasonable basis and are the best estimate of the costs which we would have incurred on a stand-alone basis. To the extent the fees allocable exceed the maximum, the additional costs are recorded with an increase to capital. For the years ended December 31, 2014 and 2013, we incurred $9.3 million and $8.0 million, respectively, of expense pursuant to the MSA. Prior to the closing of this offering, all of our employees and management will become employed by Enviva Management, and we and our general partner will enter into a management services agreement with Enviva Management. For more information, please read, “Certain Relationships and Related Transactions—Other Transactions with Related Persons—New Management Services Agreement.” The MSA will be automatically terminated upon the execution of the new management services agreement.

We will incur additional general and administrative expenses as a publicly traded limited partnership that we have not previously incurred. We estimate we will incur, on an annual basis, approximately $2.0 million in additional general and administrative expenses as a publicly traded limited partnership that we have not previously incurred, including costs associated with compliance under the Securities Exchange Act of 1934, preparation and distribution of annual and quarterly reports, tax returns and Schedule K-1s to our unitholders, investor relations, registrar and transfer agent fees, audit fees, incremental director and officer liability insurance costs and director and officer compensation. These incremental expenses exclude the costs of this offering. Actual costs could differ significantly from our estimate.

How We Generate Revenue

Overview

We primarily earn revenue by supplying wood pellets to our customers under long-term, U.S. dollar-denominated contracts (also referred to as “off-take” contracts). We refer to the structure of our contracts as “take-or-pay” because they include a firm obligation to take a fixed quantity of product at a stated price and provisions that ensure we will be made whole in the case of our customer’s failure to accept all or a part of the contracted volumes or for termination by our customer. Each contract defines the annual volume of wood pellets that the customer is required to purchase and we are required to sell, and the fixed-price per metric ton for product satisfying a base net calorific value and other technical specifications. These prices are fixed for the entire term, subject to annual inflation-based adjustments and price escalators, as well as, in some instances, price adjustments for product specifications and changes in underlying costs. As a result, our revenue over the duration of these contracts may not follow spot market pricing trends. Our revenues from the sale of wood pellets are recognized when the goods are shipped, title passes, the sales price to the customer is fixed and collectability is reasonably assured.

Depending on the specific off-take contract, shipping terms are either Cost, Insurance and Freight (“CIF”) or Free on Board (“FOB”). Under a CIF contract, we procure and pay for shipping costs which include insurance and all other charges up to the port of destination for the customer. These costs are included in the price to the customer and as such, are included in revenue and cost of goods sold. Under an FOB contract, the customer is responsible for shipping costs directly. We have one FOB contract where for the periods presented we have executed an annual shipping contract creating economics similar to a C&F contract. Our customer shipping terms, as well as the timing of shipments throughout the year, can result in material fluctuations in our revenue recognition between periods but generally have little impact on gross margin.

The majority of the wood pellets we supply to our customers are produced at our production plants. We also fulfill our contractual commitments and take advantage of dislocation in market supply and demand by purchasing shipments from third parties and reselling them in back-to-back transactions. In transactions where title and risk of loss is immediately transferred to the ultimate purchaser, revenue is recorded net of costs paid to the third-party supplier. This revenue is included in “Other revenue.”

In some instances, a customer may request to cancel, defer or accelerate a shipment. Contractually, we will seek to optimize our position by selling or purchasing the subject shipment to or from another party, either within our contracted off-take portfolio or as an independent transaction on the spot market. The original customer pays us a fee including reimbursement of any incremental costs, which is included in revenue.

Contracted Backlog

We have entered into off-take contracts with annual delivery requirements that approximate our estimated available production capacity. As of December 31, 2014, we had approximately $1.7 billion of product sales backlog for firm contracted product sales to Drax, GDF and E.ON. Backlog represents the revenue to be recognized under existing contracts assuming deliveries occur as specified in the contract.

Our predecessor’s expected future product sales revenue under our contracted backlog as of December 31, 2014 is as follows (in millions):

Year ending December 31, 2015	$311
Year ending December 31, 2016	279
Year ending December 31, 2017 and thereafter	1,094

Total product sales contracted backlog	$1,684

Costs of Conducting Our Business

Cost of Goods Sold

Cost of goods sold includes the costs to produce and deliver our wood pellets to customers. The principal expenses to produce and deliver our wood pellets consist of raw material, production and distribution costs.

We have strategically located our plants in the Southeastern U.S., a region with plentiful wood fiber resources. We manage the supply of raw materials into our plants through a mixture of short-term and long-term contracts. Delivered wood fiber costs include stumpage (i.e., the price paid to the underlying timber resource owner for the raw material) as well as harvesting, transportation and, in some cases, reduction services provided by our suppliers. The majority of our product volumes are sold under contracts that include cost pass-through mechanisms to mitigate increases in raw material and distribution costs.

Production costs at our production plants consist of labor, energy, tooling, repairs and maintenance and plant overhead costs. Our off-take contracts include price escalators that mitigate inflationary pressure on certain components of our production costs. In addition to the wood pellets that we produce at our owned and operated production plants, we selectively purchase additional quantities of wood pellets from third-party wood pellet producers. Production costs also include depreciation expense associated with the use of our plants and equipment that increases as assets are placed into service.

Distribution costs include all transport costs from our plants to our port locations, any storage or handling costs while the product remains at port and shipping costs related to the delivery of our product from our port locations to our customers. Both the strategic location of our plants and our ownership or control of our ports has allowed for the efficient and cost-effective transport of our wood pellets. We mitigate shipping risk by entering into long-term, fixed-price shipping contracts with reputable shippers matching the terms and volumes of our contracts for which we are responsible for arranging shipping. Certain of our off-take contracts include pricing adjustments for volatility in fuel prices, which create a pass-through for the majority of fuel price risk associated with shipping to our customers.

Additionally, we amortize the purchase price of an acquired customer contract that was recorded as an intangible as deliveries are made during the contract term.

Raw material, production and distribution costs associated with delivering our wood pellets to our ports and third-party pellet purchase costs are capitalized as a component of inventory. Fixed production overhead, including the related depreciation expense, is allocated to inventory based on the normal capacity of the facilities. These costs are reflected in cost of goods sold when inventory is sold. During the ramp-up period when production volume is often below the expected plant capacity, we charge such under-absorption of fixed overhead to expense. Distribution costs associated with shipping our wood pellets to our customers and amortization are expensed as incurred.

General and Administrative Expenses

We incur general and administrative costs related to the MSA with our sponsor covering corporate salary and overhead expenses associated with our business. Under the MSA, prior to 2014, we paid an annual fee of up to $7.2 million to our sponsor and reimbursed up to $3.0 million of direct and indirect expenses incurred by our sponsor on our behalf. Beginning in 2014, the then-effective maximum amount that may be charged to us by our sponsor under the MSA for both the annual fee and the expense reimbursement increases 2% each year. To the extent the fees allocable exceed the maximum, the additional costs are recorded with an increase to contributed capital. The MSA has an initial term of six years and terminates in November 2018. Prior to the completion of this offering, all of our employees and management will become employed by Enviva Management, and we and our general partner will enter into a management services agreement with Enviva Management. For more information, please read “Certain Relationships and Related Transactions—Other Transactions with Related Persons—New Management Services Agreement.” The MSA will be automatically terminated upon the execution of the new management services agreement.

During 2013, we incurred general and administrative costs related to plant development activities. We do not expect to incur any further general and administrative expenses related to plant development activities, which include startup and commissioning activities at our plants prior to beginning production as well as incremental overhead costs related to our construction activities. These costs will be incurred by entities whose results are not reflected within our consolidated financial statements.

Results of Operations

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

	Year Ended December 31,		Change
	2014	2013
	(in thousands)
Product sales	$286,641	$176,051	$110,590
Other revenue	3,495	3,836	(341)

Net revenue	290,136	179,887	110,249
Costs of goods sold, excluding depreciation and amortization	251,058	152,720	98,338
Depreciation and amortization(1)	18,971	11,827	7,144

Total cost of goods sold	270,029	164,547	105,482

Gross margin	20,107	15,340	4,767
General and administrative expenses	11,132	16,373	(5,241)

Income (loss) from operations	8,975	(1,033)	10,008
Interest expense	(8,724)	(5,460)	3,264
Early retirement of debt obligation	(73)	—	73
Other income	7	996	(989)

Net income (loss)	185	(5,497)	5,682
Less loss attributable to noncontrolling partners’ interests	79	58	21

Net income (loss) attributable to Enviva, LP	$264	$(5,439)	$5,703

(1)	Excludes depreciation of office furniture and equipment of $37 and $60 for the years ended December 31, 2014 and 2013, respectively. Such amount is included in general and administrative expenses.

Net revenue

Net revenue was $290.1 million and $179.9 million for the years ended December 31, 2014 and 2013, respectively, and was comprised of product sales and other revenue, which are discussed below.

Product sales

Revenue related to product sales (either produced by us or procured from a third party) increased $110.6 million from $176.1 million for the year ended December 31, 2013 to $286.6 million for the year ended December 31, 2014. This increase was due to increased volumes of wood pellet sales driven by two new off-take contracts that were supplied by increased production volumes primarily from the Northampton and Southampton plants.

Other revenue

Other revenue decreased to $3.5 million for the year ended December 31, 2014 from $3.8 million for the year ended December 31, 2013. Other revenue is primarily comprised of terminal services, professional and exclusivity fees and product sales for which we were deemed to be an agent of the purchaser. In these agency related transactions, we do not bear the risk of loss or take title to the wood pellets purchased from a third party.

Costs of goods sold

Costs of goods sold increased to $270.0 million for the year ended December 31, 2014 from $164.5 million for the year ended December 31, 2013. The $105.5 million increase was primarily due to increased wood pellet sales volumes during 2014 compared to 2013. Cost of goods sold included depreciation and amortization expenses of $19.0 million and $11.8 million for the years ended December 31, 2014 and 2013, respectively. Cost of goods sold was also higher during 2014 because, in 2013, there were only eight months of depreciation expense related to the Northampton plant and two months of depreciation expense related to the Southampton plant, as both plants were placed into service during 2013. The Chesapeake terminal’s storage capacity was also expanded during the year ended December 31, 2013.

Gross margin

We earned gross margin of $20.1 million and $15.3 million for the years ended December 31, 2014 and 2013, respectively. The gross margin increase of $4.8 million was primarily attributable to the following:

•	For the year ended December 31, 2014, gross margin was increased by $16.5 million attributable to an increased volume of wood pellets sold as compared to 2013. Sales of wood pellets increased from 931,000 MT during the year ended December 31, 2013 to 1,508,000 MT during the year ended December 31, 2014, a 62% increase in volume.

•	We experienced changes in customer mix during the year ended December 31, 2014 resulting in a higher percentage of sales under contracts with more favorable pricing terms for the year ended December 31, 2014 as compared to the year ended December 31, 2013. The increase in pricing contributed $2.1 million to gross margin during the year ended December 31, 2014.

•	Offsetting the above was a gross margin decrease of $6.6 million in 2014 due to higher costs of delivered wood fiber and increased production costs as compared to 2013. In our Mid-Atlantic region, we purchased approximately 1,394,000 MT of wood fiber during the year ended December 31, 2013 compared to 2,378,000 MT during the year ended December 31, 2014, a 71% increase in volume. Constraints on hardwood logging capacity in the region during the first quarter of 2014 as our plants completed their ramp-up periods contributed to higher raw material costs. Operational challenges, exacerbated by extreme cold temperatures and excessive precipitation during the first quarter of 2014, reduced plant utilization, particularly impacting the Southampton plant which was still in the initial months of its ramp-up period. Although our operations in the Southeastern United States generally experience some seasonality, these abnormal weather conditions also negatively impacted volumes and pricing of raw materials available within the immediate location of our plants as the sustained wet logging conditions required our suppliers to move further westward to more favorable conditions, increasing our inbound logistics costs included in the cost of delivered wood fiber as compared to 2013. The continuation of the ramping-up of the Southampton plant and increased repair and maintenance costs also contributed to the unfavorable cost position as compared to 2013.

•	A $7.1 million increase in depreciation expense further reduced gross margin for the year ended December 31, 2014 compared the year ended December 31, 2013. The consolidated financial statements for the year ended December 31, 2013 include only eight months of depreciation expense related to the Northampton plant and two months of depreciation expense related to the Southampton plant. The Chesapeake terminal storage expansion also occurred during 2013.

Adjusted gross margin per metric ton

	Year Ended December 31,		Change
	2014	2013
	(in thousands except per metric ton)
Metric tons sold	1,508	931	577
Gross margin	$20,107	$15,340	$4,767
Depreciation and amortization(1)	18,971	11,827	7,144

Adjusted gross margin	$39,078	$27,167	$11,911

Adjusted gross margin per metric ton	$25.91	$29.18	$(3.27)

(1)	Excludes depreciation of office furniture and equipment. Such amount is included in general and administrative expenses.

We earned an adjusted gross margin of $39.1 million, or $25.91 per metric ton, for the year ended December 31, 2014 and an adjusted gross margin of $27.2 million, or $29.18 per metric ton, for the year ended December 31, 2013. The factors impacting adjusted gross margin per metric ton are detailed above under the heading “Gross margin.”

General and administrative expenses

General and administrative expenses were $11.1 million for the year ended December 31, 2014 and $16.4 million for the year ended December 31, 2013. For the year ended December 31, 2014, general and administrative expenses included allocated and direct expenses of $9.3 million that were incurred under the MSA. For the year ended December 31, 2014, we also recorded $0.9 million of expenses paid by our sponsor. General and administrative costs for the year ended December 31, 2013 included $8.0 million of charges under the MSA. In 2013, we also incurred $6.3 million of expenses related to plant startup and commissioning activities at the Northampton and Southampton plants as well as overhead costs associated with the construction activities. We do not expect to incur any further general and administrative expenses related to plant development activities. These expenses, which include startup and commissioning activities at our plants prior to beginning production as well as incremental overhead costs related to our construction activities, are incurred by entities whose results are not reflected within our consolidated financial statements.

Interest expense

We incurred $8.7 million of interest expense during the year ended December 31, 2014, and $5.5 million during the year ended December 31, 2013. The increase in interest expense was attributable to an increase in our long-term debt outstanding and a decrease in capitalized interest as our new plants and assets related to the terminal storage expansion facility were placed in service. Please read “—Prior Senior Secured Credit Facilities” below.

Adjusted EBITDA

	Year Ended December 31,
	2014	2013	Change
	(in thousands)
Reconciliation of adjusted EBITDA to net income (loss):
Net income (loss)	$185	$(5,497)	$5,682
Depreciation and amortization	19,009	11,887	7,122
Interest expense	8,724	5,460	3,264
Early retirement of debt obligation	73	—	73
Non-cash equity compensation	2	5	(3)
Income tax expense	15	23	(8)
Asset impairments and disposals	340	223	117

Adjusted EBITDA	$28,348	$12,101	$16,247

We generated adjusted EBITDA of $28.3 million for the year ended December 31, 2014 compared to $12.1 million for the year ended December 31, 2013. The $16.2 million improvement in adjusted EBITDA was primarily attributable to the $11.9 million increase in adjusted gross margin discussed in further detail above. Also contributing to the adjusted EBITDA was the $5.2 million reduction in general and administrative expenses discussed above under the heading “General and Administrative Expenses.”

Liquidity and Capital Resources

Overview

Our predecessor’s principal liquidity requirements for the years ended December 31, 2014 and 2013 were to fund capital expenditures for the construction of the Northampton and Southampton plants, to expand the storage capacity at our Chesapeake terminal and to meet working capital needs. Our predecessor met its liquidity needs with a combination of funds generated through operations, proceeds from long-term indebtedness and equity contributions from our sponsor.

We expect our sources of liquidity to include cash generated from operations, borrowings under our Senior Secured Credit Facilities and, from time to time, debt and equity offerings. We operate in a capital-intensive industry, and our primary liquidity needs are to fund working capital, service our debt, maintain cash reserves, finance maintenance capital expenditures and pay distributions. We believe cash generated from our operations will be sufficient to meet the short-term working capital requirements of our business. However, future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors. Additionally, our ability to generate sufficient cash from our operating activities depends on our future performance, which is subject to general economic, political, financial, competitive and other factors beyond our control. We intend to pay at least the minimum quarterly distribution of $         per common and subordinated unit per quarter, which equates to $         per quarter, or $         per year, based on the number of common and subordinated units to be outstanding after completion of this offering, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses. Because it is our intent to distribute at least the minimum quarterly distribution on all of our units on a quarterly basis, we expect that we will rely upon external financing sources, including bank borrowings, and the issuance of debt and equity securities, to fund future acquisitions.

Working Capital

Working capital is the amount by which current assets exceed current liabilities and is a measure of our ability to pay our liabilities as they become due. Our working capital was $33.2 million at December 31, 2014 and $24.1 million at December 31, 2013. The primary components of changes in working capital were the following:

Accounts receivable, net

Accounts receivable, net decreased by $4.2 million during the year ended December 31, 2014 as compared to December 31, 2013, primarily due to the timing, volume and size of product shipments.

Inventories

Our inventories consist of raw materials, work-in-process, consumable tooling and finished goods. Inventories decreased to $18.1 million at December 31, 2014 from $19.1 million at December 31, 2013. The $1.0 million decrease was primarily attributable to a decrease in finished goods related to the timing of product shipments from our port locations.

Restricted cash

Restricted cash consists primarily of a restricted debt service reserve account in connection with our Prior Senior Secured Credit Facilities. We are required to fund the account in an amount equal to scheduled principal and interest payments during the subsequent nine month period. We increased the debt service reserve account from $3.0 million at December 31, 2013 to $11.6 million at December 31, 2014.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities included $10.6 million of capital-related items at December 31, 2013, primarily related to the construction of the Southampton plant. Accounts payable and accrued liabilities included only $0.8 million of capital-related items at December 31, 2014 as construction activities at the Southampton plant were mostly completed. Accounts payable and accrued liabilities at December 31, 2014 also included $2.4 million related to the MSA.

Cash Flows

The following table sets forth a summary of our net cash flows from operating, investing and financing activities for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014	2013
	(in thousands)
Net cash provided by (used in) operating activities	$29,434	$(7,577)
Net cash used in investing activities	(14,664)	(115,799)
Net cash (used in) provided by financing activities	(17,736)	115,235

Net decrease in cash and cash equivalents	$(2,966)	$(8,141)

Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities was $29.4 million for the year ended December 31, 2014 compared to net cash used of $7.6 million for the year ended December 31, 2013. The improvement of $37.0 million was primarily attributable to the following:

•	A decrease in net loss, excluding depreciation and amortization, of $12.8 million during the year ended December 31, 2014 as compared to the year ended December 31, 2013. The improvement in the net loss was attributable to the factors detailed above under “—Results of Operations.”

•	The increase in cash flows from operating activities was also impacted by a favorable change in operating assets and liabilities of $22.0 million during the year ended December 31, 2014 compared to the corresponding period in 2013. This increase was primarily attributable to a decrease in inventories and accounts receivable during the year ended December 31, 2014 as compared to the year ended December 31, 2013, which was primarily due to the timing and size of product shipments and an increase in accounts payable and accrued expenses, including a $2.4 million payable related to the MSA at December 31, 2014.

Cash Used in Investing Activities

Net cash used in investing activities decreased by $101.1 million for the year ended December 31, 2014 as compared to the corresponding period in 2013. The decrease during the year ended December 31, 2014 related primarily to a decrease in purchases of property, plant and equipment driven by completing the construction of the Northampton and Southampton plants and the Chesapeake terminal storage expansion during 2013.

Cash (Used in) Provided by Financing Activities

Net cash provided by financing activities decreased by $133.0 million for the year ended December 31, 2014 as compared to the year ended December 31, 2013. We received no cash contributions from our sponsor or net proceeds under the Prior Senior Secured Credit Facilities for construction activities during the year ended December 31, 2014 as compared to $58.3 million and $60.0 million, respectively, during the year ended December 31, 2013. Also contributing to the decrease in cash was a $8.6 million increase in cash deposited into our restricted debt service reserve account and $6.7 million in principal payments under the term borrowings in connection with our Prior Senior Secured Credit Facilities.

Prior Senior Secured Credit Facilities

In November 2012, we entered into a Credit and Guaranty Agreement (the “Prior Credit Agreement”) providing for $120.0 million aggregate principal amount of senior secured credit facilities (the “Prior Senior Secured Credit Facilities”). The Prior Senior Secured Credit Facilities consist of (i) $35.0 million aggregate principal amount of Tranche A advances, (ii) up to $60.0 million aggregate principal amount of delayed draw term commitments, (iii) up to $15.0 million aggregate principal amount of working capital commitments and (iv) up to $10.0 million aggregate principal amount of letter of credit facility commitments. We were required to use the proceeds from borrowings under the Tranche A facility and the delayed draw term facility to complete the construction of the Northampton and Southampton plants and to increase the storage capacity of our Chesapeake terminal. The obligations under the Prior Credit Agreement are guaranteed by certain of our subsidiaries and secured by liens on substantially all of our assets.

The Prior Credit Agreement contains certain covenants, restrictions and events of default including, but not limited to, limitations on our ability to (i) incur indebtedness, (ii) pay dividends or make other distributions, (iii) prepay, redeem or repurchase certain debt, (iv) make loans and investments, (v) sell assets, (vi) incur liens, (vii) enter into transactions with affiliates and (viii) consolidate or merge.

We anticipated that we were unlikely to meet certain of the 2014 quarterly Leverage Ratio requirements (as described below) due to the aforementioned operational challenges, particularly at the Southampton plant, and the effect on production and costs from unusually extreme weather in the southeastern United States during the first quarter of 2014. We entered into the First Amendment to the Prior Credit Agreement (the “Amendment”) on April 9, 2014. Under the terms of the Amendment, the Leverage Ratio requirements were modified for the four quarters ending in 2014.

Pursuant to the Prior Credit Agreement, we were required to maintain, as of the last day of the quarter ended December 31, 2013, a ratio of total debt to adjusted EBITDA (“Leverage Ratio”) of not more than 3.50:1.00. As amended on April 9, 2014, the Prior Credit Agreement requires us to maintain, as of the last day of any fiscal quarter and until a repayment event occurs, a Leverage Ratio for the four previous quarters of not more than 4.75:1.00 for the quarter ending March 31, 2014, 4.25:1.00 for the quarter ending June 30, 2014, 3.50:1.00 for the quarter ending September 30, 2014, 3.00:1.00 for the quarter ending December 31, 2014, and 2.50:1.00 for the quarter ending March 31, 2015 and thereafter. In addition, we must maintain as of the last day of any fiscal quarter, beginning the fiscal quarter ending December 31, 2013, a ratio of adjusted EBITDA to interest expense (“Interest Coverage Ratio”) of not less than 3.50:1.00 for the four previous consecutive quarters.

The Prior Credit Agreement defines adjusted EBITDA as income or loss from continuing operations, excluding depreciation and amortization, interest expense, interest income, taxes, early retirement of debt obligation, non-cash equity compensation and asset impairments and disposals. For the quarter ending December 31, 2013, adjusted EBITDA and interest expense was deemed to equal adjusted EBITDA and interest expense for the quarter ending December 31, 2013 multiplied by four. For the quarter ending March 31, 2014, adjusted EBITDA and interest expense was determined to equal adjusted EBITDA and interest expense for the first two quarters then ending multiplied by two. For the quarter ending June 30, 2014, adjusted EBITDA and interest expense was determined to equal adjusted EBITDA and interest expense for the three quarters then ending multiplied by 4/3.

For the quarter ended December 31, 2014, our total debt to adjusted EBITDA was 2.95:1.00, which was less than the maximum ratio of 3.00:1.00, and our adjusted EBITDA to total interest expense was 3.94:1.00 which exceeded the minimum ratio of 3.50:1.00.

For more information about the Prior Senior Secured Credit Facilities, please read Note 8 to our audited financial statements included elsewhere in this prospectus. Prior to the closing of this offering, we will refinance and terminate the Prior Senior Secured Credit Facilities with term loan borrowings under our new Senior Secured Credit Facilities, as described below.

New Senior Secured Credit Facilities

Prior to the closing of this offering, we will enter into a Credit Agreement (the “Credit Agreement”) providing for $199.5 million aggregate principal amount of senior secured credit facilities (the “Senior Secured Credit Facilities”). The Senior Secured Credit Facilities consist of (i) $99.5 million aggregate principal amount of Tranche A-1 advances, (ii) $75.0 million aggregate principal amount of Tranche A-2 advances and (iii) up to $25.0 million aggregate principal amount of revolving credit commitments. We will also be able to request loans under incremental facilities under the Credit Agreement on terms and conditions and in the maximum aggregate principal amounts set forth therein, provided that such no lenders have commitments to make loans under such incremental facilities.

We expect the Senior Secured Credit Facilities to mature in 2020. Borrowings under the Senior Secured Credit Facilities will bear interest, at our option, at either a base rate plus an applicable margin or at a Eurodollar rate (with a 1.00% floor for term loan borrowings) plus an applicable margin. We expect the applicable margin to be (x) for Tranche A-1 base rate borrowings, 3.10% through April 2017, 2.95% thereafter through April 2018 and 2.80% thereafter, and for Tranche A-1 Eurodollar rate borrowings, 4.10% through April 2017, 3.95% thereafter through April 2018 and 3.80% thereafter and (y) 3.25% for Tranche A-2 base rate borrowings and revolving facility base rate borrowings and 4.25% for Tranche A-2 Eurodollar rate borrowings and revolving facility Eurodollar rate borrowings. The applicable margin for revolving facility borrowings will be reduced by 0.50% if our Total Leverage Ratio (as defined below) is less than or equal to 2.00:1.00. During the continuance of an event of default, overdue amounts under the Senior Secured Credit Facilities will bear interest at 2.00% plus the otherwise applicable interest rate.

We will borrow the full amount of the Tranche A-1 and Tranche A-2 facilities at the closing of the Credit Agreement prior to the closing of this offering. We will use a portion of the proceeds from borrowings under the Tranche A-1 and Tranche A-2 facilities to repay in full the amounts outstanding under the Prior Senior Secured Credit Facilities and to pay related fees and expenses. We intend to use, at the closing of this offering, an additional portion of the proceeds of such prior Tranche A-1 and Tranche A-2 facilities borrowings to make a distribution to our sponsor. Borrowings under the revolving facility may be used for working capital requirements and general partnership purposes, including the issuance of letters of credit.

The Senior Secured Credit Facilities will include customary lender and agency fees, including a 1.00% fee that we will pay to the lenders at the closing of the Credit Agreement and a commitment fee payable on undrawn revolving facility commitments of 0.50% per annum (subject to stepdown to 0.375% per annum if our Total Leverage Ratio is less than or equal to 2.00:1.00). Letters of credit issued under the revolving facility will be subject to a fee calculated at the applicable margin for revolving facility Eurodollar rate borrowings.

Interest will be payable quarterly for loans bearing interest at the base rate and at the end of the applicable interest period for loans bearing interest at the Eurodollar rate. The principal amount of the Tranche A-1 facility will be payable in quarterly installments of 0.50% through April 2017, 0.75% thereafter through April 2018 and 1.25% thereafter, in each case subject to a quarterly increase of 0.50% during each year if less than 75% of the aggregate projected production capacity of our wood pellet production plants for the two-year period beginning on January 1 of such year is contracted to be sold during such period pursuant to certain qualifying off-take contracts. The principal amount of the Tranche A-2 facility will be payable in equal quarterly installments of 0.25%. No amortization will be required with respect to the principal amount of the revolving facility. All outstanding amounts under the Senior Secured Credit Facilities will be due and the letter of credit commitments will terminate on the maturity date or upon earlier prepayment or acceleration.

We will be required to make mandatory prepayments of the Senior Secured Credit Facilities with the proceeds of certain asset sales and debt incurrences. We may voluntarily prepay the Senior Secured Credit Facilities in whole or in part at any time without premium or penalty, except that prepayments of any portion of the Tranche A-1 or Tranche A-2 facilities made in connection with a repricing transaction (as well as any repricing of the Senior Secured Credit Facilities) prior to the six-month anniversary of the Credit Agreement closing date will incur a premium of 1.00% of amounts prepaid (or repriced).

The Credit Agreement will contain certain covenants, restrictions and events of default including, but not limited to, a change of control restriction and limitations on our ability to (i) incur indebtedness, (ii) pay dividends or make other distributions, (iii) prepay, redeem or repurchase certain debt, (iv) make loans and investments, (v) sell assets, (vi) incur liens, (vii) enter into transactions with affiliates, (viii) consolidate or merge and (ix) assign certain material contracts to unrestricted subsidiaries. We will be restricted from making dividends if an event of default exists under the Credit Agreement or if our interest coverage ratio (determined as the ratio of consolidated EBITDA to consolidated interest expense, determined quarterly) is less than 2.25:1.00 at such time.

Pursuant to the Credit Agreement, we will be required to maintain, as of the last day of each fiscal quarter, a ratio of total debt to consolidated EBITDA (“Total Leverage Ratio”) of not more than a maximum ratio, initially set at 4.25:1.00 and stepping down during the term of the Credit Agreement; provided that the maximum permitted Total Leverage Ratio will be increased by 0.50:1.00 for the period from the consummation of certain qualifying acquisitions through the end of the second full fiscal quarter thereafter.

The obligations under the Credit Agreement will be guaranteed by certain of our subsidiaries and secured by liens on substantially all of our assets.

Contractual Obligations

The following table presents our contractual obligations and other commitments as of December 31, 2014:

Contractual Obligations	Total	2015	2016-2017	2018-2019
	(in thousands)
Long-term debt (1)	$94,714	$9,594	$83,120	$2,000
Plant construction	—	—	—	—
Other loans and capital leases	994	643	271	80
Operating leases	6,348	2,135	3,343	870
Interest expense (2)	27,164	5,082	22,082	—
Related party management services agreement	42,175	10,612	21,865	9,698
Purchase obligations (3)	2,309	2,309	—	—
Other purchase commitments (4)	51,690	32,568	19,122	—

	$225,394	$62,943	$149,803	$12,648

(1)

Our long-term debt as of December 31, 2014 consisted of $88.3 million outstanding, offset by an unamortized discount of $1.6 million, under our Prior Senior Secured Credit Facilities; a promissory note of $0.7 million related to the land purchase for the Southampton plant; a construction loan and working capital line outstanding in the amount of $3.6 million related to Enviva Pellets Wiggins; and a convertible note outstanding in the amount of $2.0 million related to the acquisition of Enviva Pellets Amory.

(2)	The cash obligations for interest expense reflect, as of December 31, 2014, (i) interest expense related to $31.4 million of Tranche A advances bearing interest at 5.50%, $57.0 million of delayed draw term facility advances bearing interest at 5.50% and $6.0 million of advances under the letter of credit facility bearing interest at 4.25% under our Prior Senior Secured Credit Facilities, (ii) interest expense related to the $3.6 million Enviva Pellets Wiggins construction loan and working capital line, which bear interest at a rate of 6.35%, and (iii) interest expense related to the Enviva Pellets Amory note, which bears interest at a rate of 6.0%.
(3)	At December 31, 2014, we had $2.3 million of purchase obligations which consisted of commitments for the purchase of materials, supplies and the engagement of services for the operation of our facilities to be used in the normal course of business. The amounts presented in the table do not include items already recorded in accounts payable or accrued liabilities at December 31, 2014.
(4)	Other purchase commitments consist primarily of commitments under certain wood fiber and pellet supply contracts and handling contracts. Some of our suppliers and service providers commit resources based on our planned purchases and require minimum levels of purchases. The amounts in the table represent an estimate of the costs we would incur under these contracts as of December 31, 2014. Many of our contracts are requirement contracts and currently do not represent a firm commitment to purchase from our suppliers; therefore, they are not reflected in the table above. Under these contracts, we would likely be liable for the costs incurred on services rendered until termination and the costs of any supplies on hand.

In order to mitigate volatility in our shipping costs, we have entered into fixed-price shipping contracts with reputable shippers matching the terms and volumes of our off-take contracts for which we are responsible for arranging shipping. Our contracts with shippers include provisions as to the minimum amount of metric tons per year to be shipped and may also stipulate the number of shipments. These contracts range in terms from one year to nine years and charges are based on a fixed-price per metric ton and some of our contracts include provisions for adjustment for increases in the price of fuel or for demurrage. The price per metric ton may also vary depending on the loading port and the discharge port. Shipping contracts are requirement contracts and currently do not represent a firm commitment. However, our shippers commit their resources based on our planned shipments and we would likely be liable for a portion of their expenses if we deviated from our communicated plans. As of December 31, 2014, we estimate our obligations related to these shipping contracts to be approximately $171.4 million through 2022. These amounts will be offset by the related sales transactions in the same period and accordingly, we have not included them in the table above.

Quantitative and Qualitative Disclosure of Market Risks

Market risk is the risk of loss arising from adverse changes in market rates and prices. Historically, our risks have been predominantly related to potential changes in the fair value of our long-term debt due to fluctuations in applicable market interest rates. Our market risk exposure is expected to be limited to risks that arise in the normal course of business, as we do not engage in speculative, non-operating transactions, nor do we use financial instruments or derivative instruments for trading purposes.

Interest Rate Risk

At December 31, 2014, our total debt had a carrying value of $94.1 million, which approximates fair value.

We are exposed to interest rate risk on borrowings under our Prior Senior Secured Credit Facilities. As of December 31, 2014, $86.7 million, net of unamortized discount of $1.6 million, of our total debt related to borrowings under our Prior Senior Secured Credit Facilities. Borrowings under the Tranche A facility, the delayed draw term facility and the working capital facility bear interest, at our option, at either (i) base rate plus an applicable margin or (ii) the greater of 1.25% or Eurodollar rate (or LIBOR) plus an applicable margin, except for borrowings under the working capital facility, which are not subject to the 1.25% floor. Applicable margin is (i) in the case of base rate, 3.25% and (ii) in the case of Eurodollar rate, 4.25%. We will be exposed to interest rate risk on borrowings under our new Senior Secured Credit Facilities, and we expect to enter into interest rate swaps to manage our exposure to fluctuations in interest rates thereunder.

Our Prior Credit Agreement requires us to swap a minimum of 50% of the term loan balance outstanding under our Prior Senior Secured Credit Facilities, thereby managing our exposure to fluctuations in interest rates. We account for interest rate swaps by recognizing all derivative financial instruments on the consolidated balance sheets at fair value. Our interest rate swaps do not qualify for hedge accounting; therefore, the gain or loss is recognized in the consolidated statements of operations in other income. During 2014, we reduced the notional amount of the interest rate swaps to $60.5 million from $65.0 million at December 31, 2013 to reflect the decrease in the outstanding principal under the term loan of the Prior Senior Secured Credit Facilities.

Changes in the overall level of interest rates affect the interest expense that we recognize in our consolidated statements of operations related to interest rate swap agreements and borrowings. An interest rate risk sensitivity analysis is used to measure interest rate risk by computing estimated changes in cash flows as a result of assumed changes in market interest rates. Based on the $88.3 million outstanding under the Prior Senior Secured Credit Facilities and $60.5 million interest rate swap notional amounts as of December 31, 2014, if LIBOR based interest rates increased by 100 basis points, our interest expense would have increased annually by approximately $0.9 million.

Credit Risk

Substantially all of our revenue was from long-term, take-or-pay off-take contracts with three customers for the year ended December 31, 2014 and four customers for the year ended December 31, 2013. One of the contracts expired in March 2013. Most of our customers are major power generators in Northern Europe. This concentration of counterparties operating in a single industry may increase our overall exposure to credit risk, in that the counterparties may be similarly affected by changes in economic, regulatory or other conditions. If a customer defaults or if any of our contracts expire in accordance with its terms, and we are unable to renew or replace these contracts, our gross margin and cash flows, and our ability to make cash distributions to our unitholders may be adversely affected.

Internal Controls and Procedures

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal controls over financial reporting. We will not be required to make our first assessment of our internal controls over financial reporting until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a public company, we will need to implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance and legal staff.

Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting, and will not be required to do so for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act. See “Summary—Emerging Growth Company Status.” Please also see “Risk Factors—Risks Inherent in an Investment in Us—For as long as we are an emerging growth company, we will not be required to comply with certain disclosure requirements that apply to other public companies.”

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers. The new standard provides new guidance on the recognition of revenue and states that an entity should recognize revenue when control of the goods or services transfers to the customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. The new standards also require significantly expanded disclosure regarding qualitative and quantitative information about the nature, timing and uncertainty of revenue and cash flow arising from contracts with customers. The new standard will be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The standard permits the use of either applying retrospectively the amendment to each prior reporting period presented or retrospectively with the cumulative effect of initially applying at the date of initial application. We expect to implement the new standard on January 1, 2017 and are in the process of evaluating the impact of adoption on our consolidated financial statements and have not determined which implementation method will be adopted. Our adoption of the new standard is not expected to have a material effect on the recognition of revenue.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported revenues and expenses during the reporting periods. We evaluate these estimates and assumptions on an ongoing basis and base our estimates on historical experience, current conditions and various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Our actual results may materially differ from these estimates.

Listed below are accounting policies we believe are critical to our consolidated financial statements due to the degree of uncertainty regarding the estimates or assumptions involved, which we believe are critical to the understanding of our operations.

Revenue Recognition

We primarily earn revenue by supplying wood pellets to customers under long-term, U.S. dollar-denominated contracts (also referred to as “off-take” contracts). We refer to the structure of our contracts as “take-or-pay” because they include a firm obligation to take a fixed quantity of product at a stated price and provisions that ensure we will be made whole in the case of our customer’s failure to accept all or a part of the contracted volumes or for termination by our customer. Each contract defines the annual volume of wood pellets that the customer is required to purchase and we are required to sell and the fixed-price per metric ton for product satisfying a base net calorific value and the technical specifications of the product, as well as, in some instances, provides for price adjustments for actual product specification and changes in underlying costs. Revenues from the sale of pellets are recognized when the goods are shipped, title passes, the sales price to the customer is fixed and collectability is reasonably assured.

Depending on the specific off-take contract, shipping terms are either Cost, Insurance and Freight (“CIF”) or Free on Board (“FOB”). Under a CIF contract, we procure and pay for shipping costs which include insurance and all other charges up to the port of destination for the customer. These costs are included in the price to the customer and as such, are included in revenue and cost of goods sold. Under an FOB contract, the customer is responsible for shipping costs directly.

In some cases, we may purchase shipments of product from a third-party supplier and resell them in back-to-back transactions that immediately transfer title and risk of loss to the ultimate purchaser. Thus, the revenue from these transactions is recorded net of costs paid to the third-party supplier. We record this revenue as “Other revenue.”

In instances when a customer requests the cancellation, deferral or acceleration of a shipment, the customer may pay a fee including reimbursement of any incremental costs, which is included in revenue.

Cost of Goods Sold

Cost of goods sold includes the costs to produce and deliver wood pellets to customers. Raw material, production and distribution costs associated with delivering our wood pellets to our ports and third-party pellet purchase costs are capitalized as a component of inventory. Fixed production overhead, including the related depreciation expense, is allocated to inventory based on the normal capacity of the facilities. These costs are reflected in cost of goods sold when inventory is sold. During the ramp-up period when production volume is often below the expected plant capacity, we charge such under-absorption of fixed overhead to expense. Distribution costs associated with shipping our wood pellets to our customers and amortization are expensed as incurred. Our inventory is recorded using the first-in, first-out method (“FIFO”) which requires the use of judgment and estimates. Given the nature of our inventory, the calculation of cost of goods sold is based on estimates used in the valuation of the FIFO inventory and in determining the specific composition of inventory that is sold to each customer.

Additionally, the purchase price of an acquired customer contract that was recorded as an intangible asset is amortized as deliveries are made under the contract.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, which includes the fair values of assets acquired. Equipment under capital leases are stated at the present value of minimum lease payments. Useful lives of assets are based on historical experience and are adjusted when changes in the expected physical life of the asset, its planned use, technological advances or other factors show that a different life would be more appropriate. Changes in useful lives that do not result in the impairment of an asset are recognized prospectively.

Depreciation and amortization are calculated using the straight-line method based on the estimated useful lives of the related assets. Plant and equipment held under capital leases are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

Construction in progress primarily represents expenditures for the development and expansion of facilities. Capitalized interest cost and all direct costs, which include equipment and engineering costs related to the development and expansion of facilities, are capitalized as construction in progress. Depreciation is not recognized for amounts in construction in progress.

Normal repairs and maintenance costs are expensed as incurred. Amounts incurred that extend an asset’s useful life, increase its productivity or add production capacity are capitalized. Direct costs, such as outside labor, materials, internal payroll and benefit costs, incurred during the construction of a new plant are capitalized; indirect costs are not capitalized. Repairs and maintenance costs were $8.5 million and $4.7 million for the years ended December 31, 2014 and 2013, respectively.

Asset Impairment Assessments

Long-Lived Assets

Long-lived assets, such as property, plant and equipment and amortizable intangible assets, are tested for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to such asset or asset group’s carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Goodwill

Goodwill represents the purchase price paid for an acquired business in excess of the identifiable acquired assets and assumed liabilities. Goodwill is not amortized, but is tested for impairment annually and whenever an event occurs or circumstances change such that it is more likely than not that the fair value of the reporting unit is less than its carrying amounts. We have identified one reporting unit which corresponds to our one segment and we have selected the fourth fiscal quarter to perform our annual goodwill impairment test.

A qualitative assessment is first made to determine whether it is necessary to perform quantitative testing. If this initial qualitative assessment indicates that it is more likely than not that the fair value is more than its carrying value, goodwill is not considered impaired, and we are not required to perform the two-step impairment test. Qualitative factors considered in this assessment include (i) macroeconomic conditions, (ii) past, current and projected future financial performance, (iii) industry and market considerations, (iv) changes in the costs of raw materials, fuel and labor and (v) entity-specific factors such as changes in management or customer base.

If the results of the qualitative assessment indicate that it is more likely than not that goodwill is impaired, we will perform a two-step impairment test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill.

For the years ended December 31, 2014 and 2013, we applied the qualitative test and determined that it was more likely than not that the estimated fair value of the reporting unit substantially exceeded the related carrying value, and, accordingly, we were not required to apply the two-step impairment test. We have not recorded any goodwill impairment for the years ended December 31, 2014 and 2013.

In making this qualitative analysis, we evaluated the following economic factors:

•	Our consolidated financial results reflect continued improved financial performance in 2014 compared to 2013 as reflected by increases in revenue and metric tons sold, as well as the generation of positive net income in 2014.

•	We continued to expand production capacity with the full year of operations at our Northampton and Southampton plants in 2014.

•	We now benefit from five production plants that are strategically located in the Southeastern U.S., which is an attractive wood fiber region with an abundance of wood fiber supply, and near multiple transportation points.

•	We began deliveries under two new customer contracts in 2013.

•	We have had no cancellations of contracts.

•	We have expanded our customer base with a sale of wood pellets to an Asian trading house in South Korea in 2013.

•	Worldwide demand for utility-grade wood pellets is expected to increase to 36.1 million MTPY by 2020 which will result in an estimated 19.2 million MTPY gap between identified supply and forecasted 2020 demand, according to Hawkins Wright, an independent market consultant.

INDUSTRY OVERVIEW

We obtained the information in this prospectus about the utility-grade wood pellet industry from Hawkins Wright, an independent market consultant with expertise in the international forest products and bioenergy industries. The following overview of the industry was prepared with Hawkins Wright’s assistance. Except where noted otherwise, the following discussion assumes an exchange rate of 0.67 pound sterling per U.S. dollar, and 120 yen per U.S. dollar, which are the exchange rates as of March 31, 2015. Substantially all of our contracts are U.S. dollar-denominated.

We define “utility-grade wood pellets” as wood pellets meeting minimum requirements generally specified by industrial consumers and produced and sold in sufficient quantities to satisfy industrial-scale consumption. Wood pellets are also produced and used in smaller scale for residential, commercial and industrial heating purposes. Products move between the utility-grade and heating pellet markets, but each market displays distinct characteristics. Like us, most suppliers specialize in serving one market or the other.

Introduction

Utility-grade wood pellets are used as a substitute for coal in both converted and co-fired power generation and combined heat and power (“CHP”) plants. They enable major power generators to profitably generate electricity in a manner that reduces the overall cost of compliance with mandatory greenhouse gas (“GHG”) emissions limits and renewable energy targets while also allowing countries to diversify their sources of electricity supply. Unlike wind and solar power generation, wood pellet-fired plants are capable of meeting baseload electricity demand and are dispatchable (that is, power output can be switched on or off or adjusted based on demand). The capital costs required to convert a coal plant to co-fire biomass, or to burn biomass exclusively, are a small fraction of the capital costs associated with implementing offshore wind and most other renewable and low-carbon technologies. Furthermore, the relatively quick process of converting coal-fired plants to biomass-fired generation is an attractive benefit for power generators whose generation assets are no longer viable as coal plants due to the expiration of operating permits or the introduction of taxes or other restrictions on fossil fuel usage or emissions of GHGs and other pollutants.

Worldwide demand for utility-grade wood pellets is projected by Hawkins Wright to grow from approximately 11.5 million MTPY in 2014 to 18.6 million MTPY in 2016 and to 36.1 million MTPY in 2020, representing a compound annual growth rate (“CAGR”) of approximately 21% from 2014 to 2020. Europe is expected to be the main force behind forecasted demand. According to Eurostat data, the European Union’s imports of wood pellets have grown rapidly over recent years, from 1.8 million MT in 2009 to 6.5 million MT in 2014, which equates to a CAGR of 30%. The principal non-EU suppliers are the U.S. and Canada, and the U.S. has seen its share of the EU market for imported wood pellets increase from 30% in 2009 to 46% in 2013 and to 60% in 2014. Worldwide capacity to produce utility-grade wood pellets is estimated by Hawkins Wright to be 11.6 million MTPY as of December 31, 2014. Wood pellet projects that are presently under construction or that have committed sources of financing, including the Sampson plant of the Wilmington Projects being developed by our sponsor and the Hancock JV, are expected to raise production capacity to only 16.9 million MTPY by the end of 2016. The resulting 19.2 million MTPY gap between identified supply and forecasted 2020 demand is depicted in the chart below.

(1)	Represents supply available in North America excluding Enviva.
(2)	Includes the Southampton plant and the Sampson plant but excludes the rest of the Wilmington Projects.

Source: Hawkins Wright

A substantial number of additional wood pellet production plants, as well as associated export terminals and logistics infrastructure, must be built if the gap between forecasted demand and identified supply is to be closed. Assuming a typical investment cost of approximately $220 per MT of wood pellet production capacity, Hawkins Wright expects that approximately $480.0 million will need to be invested in new production plants by 2016 and approximately $4.3 billion will need to be invested in such plants by 2020. Due to its abundant forest resources, low wood fiber cost and established logistics infrastructure, the Southern U.S., where our production plants are located, is currently the preeminent wood pellet producing region.

Global Demand for Utility-Grade Wood Pellets

Due to significant demand from power generators in the United Kingdom, Denmark, Belgium, the Netherlands and Sweden, Europe accounted for approximately 80.9% of 2014 worldwide consumption of utility-grade wood pellets. By 2020, worldwide demand is forecasted to be 36.1 million MTPY of wood pellets, with 25.6 million MTPY of demand forecasted for Europe, 6.2 million MTPY forecasted for Asia (principally in South Korea and Japan) and 4.0 million MTPY forecasted for the United States.

European power generators are making significant investments in projects that consume utility-grade wood pellets. Drax, the owner of Europe’s largest coal-fired power station, intends to become a predominantly biomass-fired generator by 2016. Drax is investing £650.0 million to £700.0 million ($965.0 million to $1.04 billion) to convert three of the six 660 MW generating units at its power station in the United Kingdom to burn utility-grade wood pellets. The feasibility of converting a fourth generating unit is currently being studied. The conversion of the first unit was completed in April 2013, and the second converted unit came online in May 2014 and is now burning wood pellets exclusively. When all three units are converted by 2016, Drax will consume approximately 8.0 million MTPY of wood pellets. Other European power generators, including Eggborough Power (UK), RWE (UK and the Netherlands), GDF (Belgium and the Netherlands), E.ON (the Netherlands, Belgium and France), DONG Energy (Denmark) and Vattenfall (Sweden, the Netherlands and Denmark) have also announced significant wood pellet-fired projects. These and other power generators are negotiating firm, long-term wood pellet off-take contracts to ensure they have access to the fuel required to support their capital investments. These long-term contracts, which often have notional values in excess of $1.0 billion, require the power generators to assume a substantial portion of the fuel supplier’s risks, including currency fluctuations, inflation, increases in raw material and other wood pellet production costs, freight costs and regulatory changes. Based upon the tenor and underlying financial exposure created by such contracts and the substantial capital being invested by power generators, we believe that the power generators will require wood pellets well into the next decade.

To support the expected growth in demand for utility-grade wood pellets, significant parallel investments are being made in new and improved port and logistics infrastructure on both sides of the Atlantic Ocean. In the U.S., such infrastructure includes our deep-water marine terminal in Chesapeake, VA, the Hancock JV’s planned Wilmington terminal and third-party export terminals in Panama City, FL (which we lease), Savannah and Brunswick, GA, and Baton Rouge, LA. In Europe, substantial investments are being made in the UK ports of Tyne, Immingham, Hull and Liverpool, the Dutch ports of Amsterdam and Rotterdam and the Belgian port of Antwerp. For example, the Port of Tyne recently invested £23.0 million ($35.2 million) in a new wood pellet terminal, enabling it to handle up to 1.5 million MTPY of wood pellets. The port is investing an additional £180.0 million ($267.3 million) in a wider expansion, incorporating fuel storage, rail connectivity and quay improvements. At the Port of Immingham, Associated British Ports is investing £75.0 million ($111.4 million) in wood pellet handling equipment that will enable it to accept Panamax-size bulk carriers and handle up to 3.0 million MTPY of wood pellets. Port improvements will include a new quayside discharge plant, conveyors, rail loading facilities and four storage silos with a combined capacity of up to 100,000 MT of wood pellets.

Furthermore, Hawkins Wright believes that new non-energy markets for wood pellets may emerge in the future. One such potential market is the use of pellets as a biochemical feedstock. Wood comprises many of the complex hydrocarbons of interest to manufacturers of biochemicals, bioplastics and second generation cellulosic biofuels. Wood is arguably the world’s most plentiful source of sustainable lignocellulosic biomass, and one that does not compete directly for land that will be needed for food production. In addition, because wood does not compete with food crops and its supply is not dependent on the variability of the weather, biochemical manufacturers are better able to forecast and manage the costs of wood-based feedstock, thus reducing their project risk.

Drivers of Demand Growth for Utility-Grade Wood Pellets

Policymakers in many countries around the world, particularly in Europe, are grappling with an “energy trilemma”: how to meet legally binding renewable energy and carbon reduction targets in a manner that is affordable and ensures the security of their electricity systems. In certain European Union (“EU”) countries, notably the United Kingdom, there is a growing shortage of baseload generation capacity resulting from binding obligations to reduce GHG and other harmful emissions. At the same time, all EU countries are subject to mandates to significantly increase renewable energy consumption. Under these circumstances, the ability of power generators to convert coal-fired plants to biomass-fired generation relatively quickly and inexpensively should position the utility-grade wood pellet industry for rapid growth. Policy frameworks are evolving accordingly, and the projected growth in utility-grade wood pellet demand is principally a response to this “energy trilema.”

Existing EU Policy Framework

By 2020, EU member states are legally required to reduce aggregate GHG emissions by 20% relative to the EU’s GHG emissions in 1990. EU member states have been assigned varying targets that broadly reflect their relative per capita income. Following the closure of coal- and natural gas-fired plants, some of these member states already face shortages in the baseload generation capacity that is essential to maintain reliable electricity distribution networks. Many coal plants have been closed due to governmental policies designed to reduce GHG and other emissions. For example, since December 2012, 6.5 GW of coal-fired power generation capacity has been closed in the UK, and a further 2.3 GW is scheduled to close by early 2016. In addition, high natural gas prices, low electricity prices and competition from wind and solar power have seriously undermined the economics of gas-fired generation in Europe. In 2013, GDF mothballed approximately 10 GW of gas-fired generation capacity and placed between 5 GW and 7 GW of additional capacity under review, according to estimates in a paper published by the Oxford Institute of Energy Studies. The same paper estimates that more than 30 GW of gas-fired generating capacity may have been mothballed by early 2014 and up to 40 GW could be shut down or mothballed during 2015.

The UK faces particular challenges. As a result of plant closures, the UK’s derated capacity margin, which represents excess generation capacity, is expected to drop to approximately 3% in winter 2015/2016, from approximately 9% in 2013/2014, according to the UK’s Office for Gas and Electricity Markets. This level of excess capacity is generally regarded as insufficient to ensure the security and stability of electricity supply. By comparison, the capacity margin in the U.S. is currently approximately 20% and 30% for the summer and winter periods, respectively.

The shortages in baseload and dispatchable generation capacity are exacerbated by the growing use of wind and solar energy to generate electricity. Wind and solar generation, which only produce power when the wind is blowing or the sun is shining, present different challenges for electricity grid operators. The intermittent nature of these sources of electricity has resulted in wide swings in available capacity. Therefore, power generators and grid operators need back-up capacity that can fill the generation gap that results when these intermittent sources are unavailable and that also can be scaled back when intermittent sources are generating power. In order to meet the EU’s mandatory GHG emission-reduction targets and the renewable energy commitments discussed below, much of this new generation must qualify as low-carbon and renewable.

In addition to being required to substantially reduce aggregate GHG emissions, EU member states are legally required to achieve targets that, by 2020, would result in 20% of all energy supplied to the final consumer, which is referred to as “final energy consumption,” coming from renewable sources. Energy generated from wood pellets is a recognized form of renewable energy under EU law. Each member state has been assigned individual renewable energy targets that must be achieved by 2020. Most EU member states are still significantly short of achieving their respective 2020 renewable targets, with renewable energy accounting for 15.0% of final energy consumption in the EU in 2013 (the latest year for which such data is currently available), five percentage points short of the 2020 mandate.

The following graph depicts the renewable energy consumption, in 2013, of certain EU member states and the shortfalls against their respective 2020 renewable energy targets. The shortfalls assume no change in final energy consumption between 2013 and 2020.

Source: Eurostat data adapted by Hawkins Wright

For some countries, the gap between current renewable energy use and their 2020 renewable targets can only be bridged by acceleration in the rate of renewable energy deployment. The UK has the largest percentage gap to overcome; its renewable energy share was 5.1% in 2013, compared to its individual 2020 target of 15%. Likewise, in 2013, the Netherlands had achieved a renewable energy share of only 4.5%, well below its target of 14%.

Competitiveness of Utility-Grade Wood Pellets

Northern European governments are generally applying stricter budgeting principles to their energy incentive programs, including biomass incentives. This is to ensure orderly market growth and to lower the risk of damaging boom and bust investment cycles, which occurred in a few cases in the wider renewable energy sector from 2007 to 2011 (for example, Spanish solar PV) partly because the earlier policy frameworks lacked budgetary controls. With incentives becoming increasingly budget driven, policymakers are encouraging greater competition between different renewable and low-carbon technologies in order to drive down costs to consumers and satisfy the affordability requirement of the energy trilemma. Biomass energy, which includes a set of relatively low cost technologies, is well positioned competitively. In particular, converting a coal-fired power plant into a wood pellet-fired plant can be accomplished relatively quickly and significantly less expensively than deploying most other forms of low-carbon and renewable energy.

The following graph depicts the levelized costs of electricity generation (i.e. the lifetime cost of power generation at a plant, discounted to its present value and divided by the plant’s lifetime output) by technology in the UK.

Source: UK Department of Energy and Climate Change, Electricity Generation Costs 2013, published December 2013; Hawkins Wright

Notes: Generation costs in the United Kingdom on a per MWh basis, converted into U.S. dollars at an exchange rate of $1 = £0.66. Data is for projects starting pre-development planning in 2013 and assumes a uniform 10% discount rate. The biomass fuel for co-firing and coal conversion is most likely to be wood pellets. Large dedicated biomass plants may also use pellets, but the fuel for smaller plants is more likely to include locally-sourced biomass, e.g. chips and recovered wood. The Open Cycle Gas Turbine (OCGT) cost assumes that this technology is used for “rapid response” peaking generation only, operating at a load factor of 7%.

As shown in the graph above, according to the UK Department of Energy and Climate Change, biomass co-firing projects currently have the lowest levelized energy cost of all renewable energy technologies. Biomass conversion projects also have levelized energy costs that are only slightly higher than the second cheapest renewable energy technology, onshore wind. For example, the capital cost of a conversion in the UK is estimated to be £400 per kW ($594 per kW) of generation capacity. By contrast, the capital cost of offshore wind is estimated to be £2,500 per kW ($3,712 per kW), and a new nuclear plant is expected to cost £4,900 per kW ($7,276 per kW).

Co-firing less than 10% wood pellets at existing coal plants can also be implemented without significant plant modification or investment. Once a fuel supply chain has been created, high rates of wood pellet co-firing can be achieved in months, rather than the years it may take to develop, for example, a wind farm capable of the same annual electricity output. In addition, the output of electricity from a single wood pellet-fired plant can be several orders of magnitude greater than is possible at facilities using other renewable technologies. A single 500 MW converted wood pellet-fired plant can be expected to generate approximately 3.5 TWh of electricity per year. In contrast, it would require approximately 800 wind turbines, each with a capacity of 2 MW, operating

(intermittently) at a load factor of 25% to generate the same amount of electricity in a year. An additional benefit of converting existing coal plants is that they are already connected to a transmission grid. Conversely, wind and solar projects require additional investment in transmission infrastructure.

Policymakers in several EU member states, and in certain countries in Asia, are providing incentives that support the co-firing of wood pellets with coal or the full conversion of existing coal plants to wood pellet-fired plants. Such developments help countries achieve mandatory reductions in GHG emissions and increases in renewable energy usage at a lower cost to consumers and taxpayers than other forms of energy generation that qualify as renewable.

In addition to the affordability benefits relative to other technologies, biomass power and heat technologies are also well placed competitively to provide stable, secure and dispatchable blocks of capacity to electricity systems. This is important in jurisdictions where old coal, nuclear and gas plants are being retired from operation and thus from the grid, whether for policy or economic reasons, and as greater amounts of intermittent wind and solar energy are deployed.

Wood pellet-fired generation plants are one of the few sources of electricity capable of addressing each of the challenges described above: they can provide baseload generation and produce substantial amounts of energy that is accepted by the EU as both low-carbon and renewable. Unlike wind or solar power facilities, wood pellet production plants can also be configured for dispatchable power generation.

When utility-grade wood pellets are burned in a combined heat and power (“CHP”) plant, they also generate significant amounts of useable renewable energy in the form of heat in addition to electricity. This heat can be used in district heating grids to supply heat to many thousands of homes and businesses. In Denmark, for example, DONG Energy’s pellet-fired CHP plant at Avedøre provides renewable heat to large areas of Copenhagen. As described below, similar CHP plants in Denmark are also being converted to biomass and will supply renewable heat to other Danish cities in the future.

Stability of Existing Policy Frameworks

To reconcile competing priorities and deliver the required mix of secure, renewable and lower-carbon technologies at reduced cost, policymakers have tended to rely on private capital investment. To continue to attract the capital required for energy and infrastructure investments over the long term, governments are sensitive to investors’ primary concern that the rules in place when an investment is made will be preserved for the duration of that investment, even if the rules governing future investments may change. In an environment of evolving policy frameworks for new projects, heads of governments, finance ministries and energy ministries are committed to “grandfathering,” the principle of retaining the preexisting policy framework in place for a particular set of capital investments, recognizing that a stable regulatory regime is important to a country’s wider reputation as an investment destination at a time of strong international competition for inward investment.

Northern European countries, in which the primary customers of utility-grade wood pellets are located, all have strong track records in grandfathering biomass energy projects where significant capital investment has been made. Although regulations for new biomass energy projects do sometimes change, there have been no examples to date of Northern European governments implementing retrospective changes or cuts to incentives offered to such biomass energy projects. Enhanced safeguards are also being phased in. For example, in the United Kingdom, new long-term “contracts-for-difference (CFD)” for biomass energy and other renewable energy projects under the 2013 Energy Act, are being offered to utilities and other developers and operators of both power and heat producing assets. Each of these common law contracts, which are enforceable in the courts, is between a utility and a government-owned counterparty.

Furthermore, supply contracts within the biomass industry are typically private contracts between privately owned utilities and other operators of energy producing assets, rather than directly with governments. Thus, in the regulated sector, it is a utility or independent power producer that invests in biomass conversions or co-firing and procures fuel under a government policy incentive, subsidy or renewable energy and greenhouse gas abatement framework. These supply contracts have increasingly included contractual provisions that pass key regulatory risks, including change of law risks, through to the buyer of biomass.

Sustainability Requirements

National governments are taking decisive steps to ensure that only sustainable biomass is used as an energy source, including by implementing rigorous sustainability rules. For example, in the UK, all power generators using solid biomass have been required to report against a set of sustainability criteria since April 2013. Furthermore, the UK’s Department of Energy and Climate Change (“DECC”) is currently in the process of introducing more stringent criteria regarding GHG emissions and sustainable forest management practices. From October 2015, generators of energy from biomass will be required to comply with these detailed sustainability rules as a condition of eligibility for government subsidies.

Industry organizations are also developing their own voluntary sustainability principles. The Sustainable Biomass Partnership, a coalition of major European utilities, is working closely with European governments, wood pellet producers and other stakeholders to develop sustainability standards. Wood pellet producers demonstrate their commitment to sustainable forest management practices through adherence to an independent third party audit of their activities under the stringent standards of the world’s foremost forestry certification bodies, such as the Forest Stewardship Council™, the Programme for the Endorsement of Forest Certification and the Sustainable Forestry Initiative®.

Demand Outlook for Utility-Grade Wood Pellets

Hawkins Wright estimates that worldwide demand for utility-grade wood pellets was 11.5 million MTPY during 2014 and forecasts that demand will rise to 36.1 million MTPY in 2020, representing a CAGR of approximately 21%. The following table shows Hawkins Wright’s forecast of utility-grade wood pellet demand growth from 2013 to 2020.

metric tons in thousands	2013	2014	2015	2016	2018	2020
Belgium	1,300	550	1,300	1,300	1,300	2,000
Denmark	1,300	1,500	2,000	2,500	3,000	3,500
France	—	—	200	300	400	400
Netherlands	1,000	350	500	1,000	2,000	3,250
Poland	400	300	400	500	500	500
Sweden	1,500	1,700	2,000	2,300	2,300	2,300
United Kingdom	3,450	4,600	5,100	6,900	13,000	13,000
Other Europe	225	260	400	500	700	900
TOTAL Europe	9,175	9,260	11,900	15,300	23,200	25,850

United States	—	—	—	—	1,500	4,000
Canada	—	40	110	110	110	110
TOTAL North America	—	40	110	110	1,610	4,110

Japan	105	100	200	500	1,400	2,000
South Korea	485	1,900	2,000	2,100	2,500	3,000
Other Asia	100	150	400	600	950	1,150
TOTAL Asia	690	2,150	2,600	3,200	4,850	6,150

TOTAL DEMAND	9,865	11,450	14,610	18,610	29,660	36,110

Source: Hawkins Wright

Hawkins Wright forecasts that demand for utility-grade wood pellets will continue to grow after 2020, although the rate of growth will likely slow. European subsidies for renewable electricity generation are intended to be transitional, enabling the development of technologies and supply chains until renewable technologies are able to operate without support. Coal-to-biomass converted power stations in the United Kingdom are currently scheduled to lose their governmental support on April 1, 2027. By then, given rising trends in electricity, natural gas and carbon prices, Hawkins Wright believes that wood pellets could be a competitive fuel even if the subsidies available to converted power stations are removed or substantially reduced. Even if UK power stations close, the demand for utility-grade wood pellets is expected to continue growing elsewhere in Europe, in North America and in Asia, such that any fuel that may be released by the closure of converted power stations in the UK during the late 2020s is expected to be taken up by generators and consumers elsewhere.

There also continues to be significant growth in the demand for wood pellets by retailers, distributors and local district heating utilities as fuel to heat homes and commercial buildings and to produce process heat at industrial sites. Global wood pellet consumption for residential- and commercial-scale heating is estimated by Hawkins Wright to have been 14.3 million MT in 2014 and this is forecasted to grow to approximately 25.0 million MT in 2020. Unlike utility-grade wood pellets, the use of pellets for heating does not usually attract or require government subsidy and can be commercially justified by the low cost of pellets when compared to other fuels such as heating oil or propane. The utility-grade and heating-grade wood pellet markets have been growing in parallel, but they increasingly overlap. The production of some utility-grade pellet producers in the U.S. has already migrated to the heating sector, and as these markets develop and commoditize, there will continue to be opportunities for utility-grade pellet producers to serve this growing demand.

Hawkins Wright’s regional and national demand forecasts follow below.

Europe

United Kingdom. The United Kingdom is currently implementing far-reaching reforms to its energy industry. These reforms include the introduction of a carbon tax that is making coal plants less competitive as baseload generators. The government has also modified its system of incentives to encourage existing coal plants to convert to 100% biomass. It also offers support to dedicated biomass CHP plants and to a limited number of dedicated electricity-only biomass projects.

The Drax power station in England, which is Europe’s largest coal-fired power station and to which we supply wood pellets under an off-take contract, intends to become a predominantly biomass-fired power station by 2016, when it expects to operate 1.9 GW of biomass power capacity. The feasibility of converting a fourth generating unit is currently being studied, which would potentially raise the company’s biomass power capacity to approximately 2.5 GW. Other power generators are actively engaged in similar coal-to-biomass conversion projects. These include the proposed conversion of three units of the Eggborough Power Station (1.4 GW of biomass power capacity) and RWE’s Lynemouth plant (420 MW). Hawkins Wright’s central forecast is that the UK’s requirement for utility-grade wood pellets will be 13.0 million MTPY by 2020.

Belgium. Belgium is a long-standing user of wood pellets for co-firing with coal. The country’s largest power generator, Electrabel, which is a subsidiary of GDF (to which we supply wood pellets under an off-take contract), operates two wood pellet-fired plants, including the 180 MW generating station in Rodenhuize, Belgium, which is 100% fueled with wood pellets. Electrabel’s entitlement to long-term governmental support for biomass power generation in Belgium was recently confirmed by a policy decision by the government in Flanders. In addition, there is a project to convert E.ON’s Langerlo coal-fired power station to burn wood pellets and there are plans to build two dedicated wood pellet and/or wood chip-fired power plants, one in Antwerp and another in Ghent. Hawkins Wright’s central forecast is that Belgium’s wood pellet demand in 2020 will be approximately 2.0 million MT.

Denmark. Denmark has ambitious plans to decarbonize its economy. The use of coal to generate electricity and heat must cease in Copenhagen by 2025 and nationwide by 2030. This includes the conversion to biomass of all coal-fired CHP plants. DONG Energy’s Avedøre (Unit 1) (575 MW) and Strudstrup (750 MW) plants will be converted to burn wood pellets, while a gas-fired CHP plant at Skaerbaek will be converted to burn wood chips. In addition, Vattenfall’s coal-fired (438 MW) CHP plant at Amager will be converted to burn wood pellets. Hawkins Wright forecasts that Denmark’s utility-grade wood pellet requirements will more than triple to 3.5 million MTPY by 2020.

The Netherlands. The Netherlands has been a major importer of utility-grade wood pellets for more than a decade. The government, power generators and other stakeholders have recently negotiated a framework of energy policies, including a new incentives regime that will support the use of 3.0 million to 3.5 million MTPY of biomass for co-firing, most of which will be wood pellets. Following an agreement on biomass sustainability criteria between the utilities and environmental groups, this new system of support took effect as of April 1, 2015. The first round of bidding for the support of co-firing will take place in June 2015. In addition, under the same system, the government intends to offer support to companies that use wood pellets to generate industrial heat. Hawkins Wright forecasts that these new policies will result in 3.25 million MTPY of utility-grade wood pellet consumption in 2020.

Poland. Poland’s energy policy has encouraged the co-firing of biomass with coal, though this institutional support is under review. Hawkins Wright’s forecast is that utility-grade wood pellet demand in Poland will be approximately 500,000 MTPY by 2020.

Sweden. Sweden has been using biomass in its CHP and district heating networks for many years, although much of this biomass is in the form of locally sourced forest residues. A carbon tax and an energy tax mean that power generators have already switched away from fossil fuels (which now account for just 4% of Sweden’s electricity generation), so the opportunities for further conversions are limited. Hawkins Wright forecasts that utility-grade wood pellet demand in Sweden will be 2.3 million MTPY by 2020, up from 1.7 million MTPY in 2014. District heating and process heat and power will account for much of the growth.

Asia

South Korea. South Korean climate policy includes a target to reduce GHG emissions to 30% below the level that emissions would have been expected to reach in 2030 under a business-as-usual scenario. South Korean power generators are obligated to meet a steadily increasing Renewable Portfolio Standard (“RPS”) that was set at 2% renewable energy in 2012 and will rise to 10% in 2022, with substantial penalties for failing to comply. Several coal plants are installing or plan to install equipment to enable co-firing, as it is viewed as the cheapest and quickest way of meeting RPS obligations. A spot-market is emerging, with physical trades of wood pellets for firm delivery already taking place. South Korea’s imports of wood pellets increased from 122,000 MT in 2012 to 485,000 MT in 2013 to 1.8 million MT in 2014. Hawkins Wright’s central forecast is that South Korea’s wood pellet demand will rise to approximately 3.0 million MTPY by 2020.

Japan. Japan needs to fill an energy shortage that has been created by the closure of most nuclear plants following the Fukushima Daiichi disaster in 2011. The Japanese government has acknowledged that the reduction in nuclear capacity will make it impossible for the country to meet its earlier commitment to reduce GHG emissions by 25% relative to emissions in 1990 by 2020. Nevertheless, the government has stated that it remains committed to GHG emission cuts in the long term. Among other targets, it aims to have 3.33 GW of installed biomass power capacity by 2020. In April 2012, the Japanese government introduced a system of generous feed-in-tariffs (“FITs”) for renewable energy generators. For power generated from imported wood pellets, these FITs currently amount to 25.2 yen/kWh, or approximately $210/MWh, guaranteed for 20 years. There has been no indication that this system of FITs will be impacted by the government’s decision regarding its GHG emission target.

Hawkins Wright expects that the improved visibility of long-term generation economics resulting from the introduction of FITs will increase the number of biomass projects pursued by power generators. To date, most

FITs have been awarded to generators using locally-sourced biomass, but Japan currently has 35 GW of coal-fired generating capacity, and there are significant opportunities for co-firing. Utility-grade wood pellet demand is currently negligible, but given the increased attention and focus of large multinational trading houses that have traditionally intermediated fuel supply and logistics for major power generators, Hawkins Wright forecasts that Japanese consumption of utility-grade wood pellets will increase to 2.0 million MTPY of wood pellets by 2020.

North America

United States. In September 2013, the U.S. EPA proposed new standards for coal-fired plants that are significantly more stringent than existing standards. In addition to federal regulations that limit carbon dioxide emissions, 29 states and Washington, DC have Renewable Portfolio Standards that require power generators to meet specified renewable energy targets by certain dates. U.S. coal-fired generators also face the need for substantial capital investments to upgrade aging coal fleets in order to comply with Best Available Control Technology (“BACT”) standards, mercury and air toxics standards and other emerging U.S. EPA emissions regulations, emissions limits and technology standards. In addition, states such as California are developing and implementing GHG regulations, including state-wide and regional cap-and-trade programs. Also, the Clean Power Plan, proposed by the U.S. EPA in June 2014, seeks to cap carbon dioxide emissions from power plants and drive investment in renewable energy. The plan commits to reducing emissions by 30% against 2005 levels. The use of biomass fuels is expressly recognized in the plan as a means to achieve these targets. This has been underlined by a decision in November 2014 confirming that the U.S. EPA accepts the carbon benefits of using waste-derived and certain forest-derived industrial byproduct feedstocks. The U.S. EPA goes further by stating that it expects that some states will want to incorporate the use of bioenergy in their Clean Power Plan compliance strategies.

As power generators weigh the capital costs of compliance against those of switching to biomass, several power generators are considering, and in some cases have already begun, conversion of smaller-scale coal assets. For example, Dominion (an energy utility operating in the Midwest, Mid-Atlantic and Northeast regions of the U.S.) recently converted three formerly coal-fired plants in Virginia to plants fired by biomass consisting of forestry residues and wood chips. Although no U.S. utility has committed to co-fire wood pellets with coal, some are believed to have undertaken combustion trials, and Hawkins Wright forecasts that U.S. consumption of utility-grade wood pellets will rise to 4.0 million MTPY by 2020.

Canada. The federal government in Canada has passed legislation that significantly tightens the GHG emissions standards that apply to coal-fired power plants. The new cap on GHG emissions, which applies to power projects constructed after January 1, 2013 and to older plants starting July 1, 2015, is set at a level too low to be met by any coal-fired power plant. To comply with the regulation, coal plants could co-fire biomass in quantities sufficient to reduce non-biogenic emissions to below the cap. Alternatively, the power generators must close the old coal plants and replace them with gas-fired plants (if they are needed) or they must fit carbon capture and storage technology (which is not yet commercially viable). To date, two coal-fired power stations in Ontario have converted to 100% wood pellets, one at Atikokan and another at Thunder Bay. These projects will result in wood pellet consumption of approximately 100,000 MTPY. Although combustion trials have been conducted at coal plants in other provinces, no other conversion projects have been announced to date, and no further utility-grade pellet consumption is included in Hawkins Wright’s forecast for 2020.

Global Supply of Utility-Grade Wood Pellets

Worldwide capacity to produce utility-grade wood pellets was approximately 11.6 million MTPY as of December 31, 2014. Approximately 43% of this production capacity is located in the United States, 17% in Canada (principally British Columbia), 23% in the European Union and 6% in Russia and Eastern Europe. In addition to the 11.6 million MTPY of existing capacity and the capacity of the Wilmington Projects being developed by our sponsor and the Hancock JV, there is currently an additional 4.8 million MTPY of global capacity that is either under construction or has received committed financing and is scheduled for completion by or during 2016.

Most of the world’s current wood pellet production plants are owned by small private companies, with few companies owning or operating multiple plants. Few companies currently have the scale, technical expertise or commercial infrastructure required to plan, develop and build industrial-scale wood pellet production plants or to perform under large, long-term take-or-pay off-take contracts with power generators. In addition to us, U.S. producers of utility-grade wood pellets include Fram Renewable Fuels, which is privately owned, Georgia Biomass, a plant owned by RWE, a European utility, Rentech Inc. (including its recently acquired subsidiary New England Wood Pellets), and German Pellets, which is owned by Europe’s largest pellet producer. Only we (with five plants), Fram (with three plants) and Rentech own more than a single plant in commercial operation.

Supply Outlook for Utility-Grade Wood Pellets

The following graph depicts current and expected utility-grade wood pellet production capacity of major producers.

(1)	This chart includes the Sampson plant but excludes the rest of the Wilmington Projects.

Source: Hawkins Wright research

United States

The U.S. is currently the world’s largest producer and exporter of utility-grade wood pellets, with current production capacity of 5.0 million MTPY. Our and our sponsor’s operations account for approximately 45% of such capacity. The substantial majority of U.S. wood pellet production capacity is located in the Southern U.S., a region that benefits from strong competitive advantages: plentiful wood supply, low wood fiber costs, well-developed logistic infrastructure and an experienced workforce. The decline of the U.S. paper and pulp industry is releasing resources to other users of forestry products, such as wood pellet producers, that can take advantage of the forest industry’s existing workforce and well-developed infrastructure. An example of this decline is International Paper’s decision to close its 850,000 MTPY mill at Courtland, Alabama in the first quarter of 2014, which by itself reduced the paper industry’s wood fiber consumption by 3.0 million to 3.5 million MTPY. Closures in paper capacity have also been announced by Georgia Pacific (in Crosset, AR), Boise (in International Falls, MN), First Paper Holdings (in Lincoln, ME) and New Page (in Rumford, ME).

As a result of the robust forest inventory and the decline in adjacent industries, wood fiber costs in the Southern U.S. are among the lowest in the world. For example, the average ex-sawmill price of sawdust in Germany (European heating pellets are typically made from sawdust, not roundwood) in March 2015 was approximately $52 per green short ton, while the equivalent pulpwood price in the Southeastern U.S. is approximately $15 per green short ton according to Timber-Mart South. The raw material cost differential exceeds the cost of shipping to Europe. The competitive advantages of the Southern U.S., including its logistics infrastructure, make it the preeminent wood pellet producing region.

Canada

Two companies located in British Columbia (Pinnacle Renewable Energy and Pacific Bioenergy) account for approximately 86% of Canada’s current utility-grade wood pellet production capacity of 1.8 million MTPY. Other companies can supply an additional 250,000 MTPY of utility-grade wood pellets. Western Canadian production is favorably located geographically to supply emerging Asian demand. With regard to Europe, future reductions in the maximum GHG footprint for delivered utility-grade wood pellets make the extended rail and shipping distances to Europe potentially problematic in the long term.

The feedstock used for pellet production in British Columbia is primarily residual wood fiber (sawdust and shavings) from sawmills. Sufficient wood fiber is available to expand capacity in British Columbia in the short term, but the long-term future for sawmills in the province is clouded by the effects of a decade-long “pine-beetle” epidemic. According to a report published by the provincial government, approximately 56% (or 26.5 billion cubic feet) of the pine volume in British Columbia will be killed by 2017. In response, two of British Columbia’s largest forest products companies, Canfor and West Fraser, have announced the closure of sawmills in the towns of Quesnel and Houston, respectively. Over time, other sawmills in the province are expected to close as well.

Plans to expand wood pellet production are nevertheless taking shape in British Columbia, with three new mills—with a combined capacity of 425,000 MTPY—financed for construction shortly. In Eastern Canada, two mothballed oriented strand board and particle board mills will be converted to wood pellet production plants by Rentech Inc. and will supply the utility-grade wood pellet market with an additional 550,000 MTPY of capacity.

Europe

European demand for utility-grade wood pellets is largely, though not exclusively, served by imports. The most cost-competitive suppliers to European utilities are those that benefit from low-cost wood resources and that also have access to excellent logistic infrastructure capable of handling large ocean-going vessels. Scale economies require the delivery of fuel to the utilities in ship-load volumes, which is difficult for all but a few European suppliers to achieve. Hence, the EU’s imports of wood pellets have grown rapidly over the past five years, from 1.8 million MT in 2009 to 6.5 million MT in 2014, according to Eurostat data. This equates to a CAGR of 30%. The principal non-EU suppliers are the U.S. and Canada which together accounted for 79% of the imported tonnage in 2013. The EU’s imports of wood pellets from the United States have grown from 535,000 MT in 2009 to 3.9 million MT in 2014, a CAGR of 49%. Consequently, the U.S. has seen its share of the EU market for imported wood pellets increase from 30% in 2009 to 46% in 2013 and to 60% in 2014.

The following graph depicts imports of wood pellets by members of the EU from non-EU origins from 2009 to 2014. The graph does not distinguish between utility-grade and heating-grade wood pellets, but Hawkins Wright believes that a high proportion of historical imports from non-EU origins are utility-grade wood pellets.

Although some European producers in the Baltic States (e.g. Graanul Invest and Latgran) and in Portugal (e.g. Enerpar, Enerpellets and Gesfinu) can supply the utility-grade wood pellet market successfully, most wood pellets produced in Europe are supplied into local residential heating markets and do not compete directly with imported U.S. pellets supplied into the utility-grade wood pellet market.

Europe has several hundred wood pellet production plants, the majority of which are relatively small. In many areas of Europe, the cost of wood fiber is too high and the scale of production too low to make these production plants competitive suppliers of utility-grade wood pellets. Currently, an estimated 2.6 million MTPY of wood pellets produced in the EU are sold to industrial users, most of which are from Latvia, Lithuania, Estonia, Portugal and Germany. East European and Russian producers supply an estimated 600,000 MTPY of utility-grade wood pellets to the EU (mainly to Denmark, Sweden and Poland). Some pellets are also exported from western Russia to South Korea. Some expansion of Russian pellet manufacturing capacity is underway, comprising relatively small additions to mills integrated with existing sawmills. Larger scale capacity expansions in Russia have been discussed, but the current status of such plans is unclear.

Although the demand for wood pellets in Europe is increasing quickly, the availability and cost of wood fiber restricts the expansion of capacity in the region. Consequently, an increasing portion of European demand will need to be supplied by imports.

Rest of the World

Much of the world’s forests and wood fiber resources are located outside Europe and North America. In fact, Russia’s forest resources are the largest in the world. Elsewhere, plantation forestry has grown rapidly in South America, Africa and South Asia. However, production of utility-grade wood pellets outside Europe and North America still accounts for only approximately 1.2 million MTPY, much of this production being in Southeast Asia. Several projects in this region are being proposed, most intended to supply the emerging South Korean and Japanese markets, but their completion cannot yet be predicted with any certainty.

In Brazil, Tanac SA has announced a project to build a 400,000 MTPY utility-grade pellet mill in Rio Grande based on processing residues. This mill will supply the UK market and will commence operations in late 2016. In Australia, there is a proposal to restart an existing pellet mill owned by Plantation Energy in Western Australia, which is aiming to supply the Asian market. Although sustainable plantation and other forestry initiatives may in the future be able to deliver raw material pricing similar to that of the Southern U.S., these economics cannot be demonstrated currently and are further challenged by the limited logistical infrastructure available to bring wood fiber and wood pellets from the forest or production plant to the market. This raises near-term and long-term questions about the economic competitiveness of these regions in a rapidly commoditizing market. Further, given the political and financial risks and the lack of a sufficiently established rule of law in some parts of these regions, most power generators have been hesitant to enter into contracts of any meaningful duration or quantity with suppliers in such locations.

Forecast of the Utility-Grade Wood Pellet Supply-Demand Gap

In sum, Hawkins Wright forecasts that global demand for utility-grade wood pellets will grow from 11.5 million MTPY in 2014 to 36.1 million MTPY in 2020. This growth is driven principally by the profitable generation opportunities for power generators seeking to address baseload or dispatchable capacity shortages in ways that satisfy government policies and binding obligations to reduce GHG emissions and increase renewable energy usage.

Meanwhile, worldwide capacity to produce utility-grade wood pellets is assessed to be 11.6 million MTPY as of December 31, 2014, and projects that are presently under construction or that have secured committed financing, including the Sampson plant, are expected to raise worldwide production capacity to 16.9 million MTPY by the end of 2016.

Although the utility-grade wood pellet market is currently well-balanced at a global level, the forecasted growth in demand significantly exceeds the currently identified expansion of capacity, with the market projected to move into theoretical deficit during 2015. The growing gap between identified supply and forecasted demand, which is projected to reach 19.2 million MTPY by 2020, demonstrates the scale of investment in wood pellet production capacity, as well as associated export terminals and logistics infrastructure, that needs to be developed, permitted, financed and constructed in order to meet forecasted demand.

BUSINESS

Overview

We are the world’s largest supplier by production capacity of utility-grade wood pellets to major power generators. Since our entry into this business in 2010, we have executed multiple long-term, take-or-pay off-take contracts with creditworthy customers and have built and acquired the production and terminaling capacity necessary to serve them. We are larger than any of our competitors and our existing production constitutes approximately 15% of current global utility-grade wood pellet supply. We own and operate five production plants in the Southeastern U.S. that have a combined wood pellet production capacity of 1.7 million MTPY. Two of our production plants are new facilities that we constructed using our templated design and standardized equipment. A third plant, our largest in terms of production capacity, has been in operation since 2008. We also own a dry-bulk, deep-water marine terminal at the Port of Chesapeake (the “Chesapeake terminal”) that reduces our storage and shiploading costs and enables us to reliably supply our customers. All of our facilities are located in geographic regions with low input costs and favorable transportation logistics. Owning these cost-advantaged, fully-contracted assets in a rapidly expanding industry provides us with a platform to generate stable and growing cash flows that should enable us to increase our per-unit cash distributions over time, which is our primary business objective.

Demand for utility-grade wood pellets is expected to grow at a compound annual rate of 21% from 2014 to 2020, according to Hawkins Wright. This growth is being driven by the conversion of coal-fired power generation and combined heat and power plants to co-fired or dedicated biomass-fired plants, principally in Northern Europe and, increasingly, in South Korea and Japan. These conversions are attractive due to a combination of factors: they enable power generators to profitably extend the permitted lives of plants that provide critical baseload power generation; they help countries meet regulations regarding GHG emissions and renewable energy usage; and they can be implemented quickly and cost effectively relative to other sources of renewable energy.

The following map depicts the location of our production plants and deep-water marine terminals, as well as the Southampton plant and the Wilmington Projects, which are subject to our right of first offer:

We believe our strategy to operate fully-contracted, industrial-scale and cost-advantaged production plants and to control critical delivery infrastructure will enable us to maintain and grow our distributions to unitholders. We intend to make minimum quarterly distributions of $             per unit ($             per unit on an annualized basis) and believe our long-term, take-or-pay off-take contracts will support our ability to make such distributions. In addition, we expect our growth strategy, which is focused on acquiring fully-contracted replicas of our long-lived production plants and deep-water marine terminals from our sponsor, will produce stable and growing cash flows and allow us to increase our per-unit distributions over time. Our sponsor, a portfolio company of the Riverstone Funds, will grant us a five-year right of first offer to acquire certain assets that it may elect to sell. The right of first offer will apply to (i) a fully-contracted and fully-operational production plant located in Southampton County, VA (the “Southampton plant”), (ii) a fully-contracted production plant located in Sampson County, NC (the “Sampson plant”) and a deep-water marine terminal located in Wilmington, NC (the “Wilmington terminal”), both of which currently are under construction, and (iii) any similar assets that our sponsor may develop or acquire in the future. The Southampton plant, the Sampson plant and the Wilmington terminal are held through a joint venture between our sponsor and affiliates of John Hancock Life Insurance Company (the “Hancock JV”). Our sponsor has the right to compel the Hancock JV to sell its assets to us if certain investment returns are achieved.

Business Strategies

Our primary business objective is to generate stable and growing cash flows that enable us to maintain and increase our per-unit cash distributions over time. We intend to accomplish this objective by executing the following strategies:

•	Fully contracting our production with creditworthy customers on terms that provide predictable, growing cash flows. We have long-term, U.S. dollar-denominated, take-or-pay off-take contracts with creditworthy counterparties, including large European power generators. Each of our and the Hancock JV’s successive contracts has benefited from increased pricing and incremental commercial protections designed to mitigate the impact of changes in inflation, raw material costs, distribution costs and certain other costs. Given this trend and our track record, we believe we will be able to obtain contracts in the future with creditworthy customers that contain longer tenures than our existing contracts and additional provisions that mitigate our cost variability, thereby increasing the stability of our cash flows.

•	Growing our business through drop-down and third-party acquisitions. We believe that our current scale of operations and relationship with our sponsor provide us with a platform for growth through accretive acquisitions that are complementary to our existing portfolio of assets. Our sponsor will grant us a five-year right of first offer to acquire the Southampton plant and the Wilmington Projects discussed below as well as any similar assets that it or the Hancock JV may develop or acquire and elect to sell. We refer to acquisitions from our sponsor or the Hancock JV as “drop-down acquisitions.” We also believe that we are well-positioned to acquire production plants and deep-water marine terminals from third parties as a result of our knowledge of the industry, operating expertise, control of existing deep-water marine terminals and access to capital. As with the acquisition of our Cottondale plant, we intend to pursue future acquisition opportunities only when they are supported by long-term off-take contracts.

•	Expanding margins through operational excellence. We can expand our margins by generating incremental revenues through increased production at our existing production plants and from price adjustments for delivery of superior quality products. Our operational excellence is derived from our focus on plant reliability and uptime, raw material conversion efficiency, optimization of raw material mix and a management philosophy of continuous improvement.

•	Maintaining sound financial practices. We intend to maintain a conservative capital structure that, when combined with our stable, contracted cash flows, should afford us access to capital at a competitive cost. Consistent with our disciplined financial approach, over the long term, we intend to fund our expansion and acquisition projects through a combination of debt and equity issuances. We believe this approach will provide us the flexibility to pursue accretive acquisitions and organic growth projects as they become available.

Competitive Strengths

As a leader in an industry with significant projected demand growth, we believe we have developed the following competitive strengths that will enable us to successfully execute our growth strategy and achieve our primary business objective:

•	Our low-cost position. We believe we have a cost-advantaged position in our industry for the following reasons:

•	Strategically located production plants and deep-water marine terminals. Our production plants are strategically located in the Southeastern U.S., one of the most attractive wood fiber regions in the world due to its abundance of commercial, working forests, growing timber inventories and logistics infrastructure. Consequently, we believe that we are able to access raw materials more cheaply and reliably than competitors whose operations are located in other regions. Furthermore, the proximity of our production plants to the Chesapeake terminal, a third-party deep-water marine terminal in Mobile, Alabama (the “Mobile terminal”) and a third-party marine terminal located in Panama City, FL (the “Panama City terminal”) results in low “to-port” transportation costs. Finally, we are able to secure favorable long-term, fixed-price shipping contracts due to our terminals’ locations in relation to trade flows between Europe and the Americas.

•	Large scale of operations. We benefit from economies of scale at each level of our procurement, production, logistics and terminaling operations, which enable us to spread our fixed costs over wood pellet volumes substantially greater than the average producer in our industry.

•	Deep process know-how. As the largest and one of the most established operators in the industry, we have designed, engineered, built and expanded multiple production plants and a deep-water marine terminal for our products. Our operational experience helps us maintain uptime, throughput, overall performance and cost efficiency at levels we believe few of our competitors can replicate.

•	Vertical integration. We have made investments to control key areas of our supply chain, in particular our in-house wood fiber procurement activities and our Chesapeake terminal.

•	In-house wood fiber procurement. We have built an in-house procurement team of 23 employees with an average of over 21 years of experience developing national, regional and local relationships with current and potential wood fiber suppliers. As of 2007, more than 60% of Southern U.S. timber resources were owned by individuals and small companies. Direct access to, and quality relationships with, this fragmented ownership base enable us to reliably procure low-cost wood fiber.

•	Terminal operations. We own or control critical storage and logistics assets capable of exporting industrial-scale quantities of wood pellets in an economic manner. Because access to this infrastructure is limited, our ownership of the Chesapeake terminal secures our ability to export approximately half of our total production and enables us to generate incremental margin from third parties by managing throughput of their products. Owning the Chesapeake terminal also reduces our storage and loading costs and allows us to directly control inventory and preserve the quality of our products. Finally, because we maintain control over shipping schedules by virtue of our ownership of the Chesapeake terminal and our contractual arrangements at third-party ports, we minimize the risk of incurring demurrage costs associated with shiploading delays and the working capital associated with inventory.

•	Quality and reliability of our products. The uninterruptible nature of baseload power generation requires consistent delivery of high-quality fuel that meets or exceeds customer specifications. Our production processes, in-house control labs and testing procedures, as well as our storage and logistics network, ensure the quality of our products until they reach our customers. In addition, our customers are subject to stringent requirements regarding the sustainability of the fuels they procure. We believe we are a preferred supplier to the major customers in our industry because of the quality and consistency of our products, the reliability of our deliveries and our ability to verify and document, through customer and third-party audits, that our products meet our customers’ regulatory sustainability obligations.

•	Our relationship with Enviva Holdings, a committed sponsor with well-capitalized owners. Our sponsor is an experienced acquirer and developer of industrial-scale wood pellet production plants and deep-water marine terminals and has acquired or developed all of the assets that constitute our business. Our sponsor is also the managing member and operator of the Hancock JV, a joint venture between our sponsor, Hancock Natural Resource Group, Inc. (“HNRG”) and certain other affiliates of John Hancock Life Insurance Company. Following this offering, the Hancock JV will own a 510,000 MTPY production plant located in Southampton, VA, and our sponsor and the Hancock JV are currently developing the Wilmington Projects, consisting of three 500,000 MTPY wood pellet production plants and a deep-water marine terminal in the Wilmington, NC region. The Hancock JV has commenced construction of the Sampson plant and Wilmington terminal, which are expected to begin commercial operations in early 2016. Our sponsor will grant us a five-year right of first offer on the Southampton plant, the Wilmington Projects and similar assets that it or the Hancock JV may develop or acquire and elect to sell. As the owner of approximately % of our common units, all of our subordinated units, all of the incentive distribution rights and our general partner, our sponsor is incentivized to facilitate our access to accretive acquisition and organic growth opportunities.

•

Experienced management. As recognized leaders at the forefront of our industry, the members of our management team have extensive experience in the commercial development and operation of wood pellet production plants and logistics assets throughout the U.S., Latin America, the Caribbean and

Europe. They have developed strong relationships with our Northern European and Asian customer base. Members of our management team average approximately 18 years of relevant experience from the forestry, traditional wood products, midstream energy, engineering and construction and general industrial manufacturing sectors, in addition to experience at Fortune 500 companies and publicly traded master limited partnerships. Our management team’s ability to develop and maintain customer relationships, operate our business in a cost-effective manner and efficiently integrate acquisitions is crucial to the continued growth of our business.

Our History

Enviva Partners, LP is a Delaware limited partnership formed by our sponsor in November 2013 to own the utility-grade wood pellet supply business operated by Enviva, LP and its subsidiaries, which collectively constitute our predecessor. Our predecessor entered into this line of business in early 2010 following the Riverstone Funds becoming the majority owners of our sponsor, and our predecessor acquired its first production plant in August 2010. Since acquiring its first production plant, our predecessor has acquired an additional production plant and constructed three production plants, including a production plant located at Southampton, VA, which will be conveyed to the Hancock JV. Our sponsor signed a definitive agreement in September 2014 to acquire Green Circle Bio Energy, Inc. (now known as Enviva Pellets Cottondale, LLC (“Enviva Cottondale”)), which owns a 650,000 MTPY production plant in Cottondale, FL. Our sponsor completed the acquisition in January 2015. Prior to the closing of this offering, our sponsor will contribute Enviva Cottondale to us.

In November 2012, our predecessor and our sponsor undertook a series of transactions, which we collectively refer to as the “Reorganization,” whereby our predecessor distributed to our sponsor certain of its subsidiaries that were engaged in operations other than the production and supply of utility-grade wood pellets. Following the completion of the Reorganization, the results attributable to the operations of such distributed subsidiaries are reflected as discontinued operations within our historical consolidated financial statements. For additional information regarding the Reorganization, please read “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Factors Impacting Comparability of Our Financial Results” and the audited historical consolidated financial statements of Enviva Partners, LP Predecessor and the notes to those statements included elsewhere in this prospectus.

Our Assets

We procure wood fiber and process it into utility-grade wood pellets. We load the finished wood pellets into railcars, trucks and barges that are transported to deep-water marine terminals, where they are received, stored and ultimately loaded onto oceangoing vessels for transport to our principally Northern European customers.

Our customers use our wood pellets as a substitute fuel for coal in dedicated biomass or co-fired coal power plants. Wood pellets serve as a suitable “drop-in” alternative to coal because of their comparable heat content, density and form. Due to the uninterruptible nature of their fuel consumption, our customers require a reliable supply of wood pellets that meet stringent product specifications. We have built our operations and assets to deliver and certify the highest levels of product quality, and our proven track record enables us to charge favorable prices for this certainty. In addition to our customers’ focus on the reliability of supply, they are concerned about the combustion efficiency of the wood pellets and their safe handling. Because combustion efficiency is a function of energy density, particle size distribution, ash/inert content and moisture, our customers require that we supply wood pellets meeting minimum criteria for a variety of specifications and, in some cases, provide incentives for exceeding our contract specifications.

Our Production Plants

We own and operate five industrial-scale wood pellet production plants located in the Mid-Atlantic and the Gulf Coast regions of the United States. These facilities are designed to run 24 hours per day/365 days per year, although we schedule 15 days of maintenance for each plant during each calendar year. There are no required major turnarounds or overhauls.

Mid-Atlantic Region Plants

The following table describes our two wood pellet production plants in the Mid-Atlantic region:

	Operations Commenced	Annual Production (MTPY)
Plant Location
Ahoskie, NC	November 2011	370,000
Northampton, NC	April 2013	500,000

Total		870,000

Ahoskie

We acquired the site of the Ahoskie plant in December 2010 and constructed a dedicated wood pellet production plant in less than one year, commencing operations in November 2011. Through an expansion completed in June 2012, we increased the plant’s production from 260,000 MTPY to 350,000 MTPY and have made further improvements to increase production to 370,000 MTPY, operating on a schedule of 24 hours per day, seven days per week.

Production from the Ahoskie plant is transported by truck to our Chesapeake terminal.

Northampton

The Northampton plant was constructed based on the Ahoskie plant design, utilizing the same major equipment suppliers. The Northampton plant is designed to produce 500,000 MTPY of wood pellets. We completed the ramp-up of operations at our Northampton plant in June 2014.

Production from the Northampton plant is transported by truck to our Chesapeake terminal.

Gulf Coast Region Plants

The following table describes our three wood pellet production plants in the Gulf Coast region:

Plant Location	Acquisition Date	Annual Production (MTPY)

Cottondale, FL	January 2015	650,000
Amory, MS	August 2010	110,000
Wiggins, MS	October 2010	110,000

Total		870,000

Cottondale

Our sponsor entered into a definitive agreement in September 2014 to purchase Green Circle (now known as Enviva Cottondale), which owns a wood pellet production plant in Cottondale, FL. Our sponsor completed the acquisition in January 2015 and will contribute Enviva Cottondale to us prior to the closing of this offering. The Cottondale plant was commissioned in 2008 and has undergone expansion and process improvements since then. The Cottondale plant currently produces 650,000 MTPY.

Production from the Cottondale plant is transported by rail to the Panama City terminal.

Amory

We purchased the Amory plant in August 2010. The plant initially consisted of three pellet mills producing at a rate of 41,500 MTPY on an operating schedule of 24 hours per day, five days per week. Through basic operational improvements to the existing set of assets, we increased the plant’s production to over 70,000 MTPY, before installing a fourth pellet mill to further increase output to 105,000 MTPY. Due to process improvements, the Amory plant currently produces 110,000 MTPY.

Production from the Amory plant is transported by barge to the Mobile terminal.

Wiggins

We purchased a 50% controlling interest in the entity that owns the Wiggins plant in October 2010, and subsequently contributed capital in exchange for additional interests that increased our ownership interest to a 67% controlling interest. During 2011, we completed a series of modifications to the plant, including the installation of a new dryer and suspension burner, receiving facilities for purchased residual materials and three new pellet mills, coolers and screens. The Wiggins plant’s production capacity was increased from 45,000 MTPY (though only 11,500 MTPY of actual production had been achieved previously) to its current production of 110,000 MTPY based on an operating schedule of 24 hours per day, seven days per week.

Production from the Wiggins plant is transported by truck to the Mobile terminal.

Our “Build-and-Copy” Approach for New Plants

We have designed, engineered and built our plants and the Southampton plant to optimize production at the scale necessary to serve the demands of large power generators. We constructed our Northampton production plant using a “build-and-copy” approach, in which we replicated our first newly-constructed plant, Ahoskie, with only minor modifications for site layout and local permitting requirements. Our “build-and-copy” approach utilizes substantially similar engineered design, equipment vendors and contractors for each new production plant. This approach materially reduced the time, cost and performance risk associated with new construction and allowed for more efficient plant ramp-up because new employees were trained on the same equipment used at both of our existing Mid-Atlantic region plants. We followed this approach with the construction of the Southampton plant and our sponsor will follow this approach as it develops, together with the Hancock JV, the Wilmington Projects. The Ahoskie plant also serves as the home for a central warehouse to store key consumable tooling for our Northampton plant and the Southampton plant, thereby lowering repair and maintenance costs.

Logistics and Storage Capabilities

To-Port Logistics & Port Infrastructure

We site our production plants to minimize wood fiber procurement and logistics costs. Our production plants are strategically located in advantaged fiber baskets and near multiple truck, rail, river and ocean transportation access points. We also have inland waterway access and rail access at our Chesapeake terminal and in Port Panama City. Our logistics for the Mid-Atlantic region are currently based solely on trucking given the close proximity of our plants to our Chesapeake terminal. Wood pellets produced at our Amory and Wiggins plants in the Gulf Coast region are transported by barge and truck, respectively, to the Mobile terminal. Our Cottondale plant benefits from very favorable to-port logistics, as production from the plant is shipped approximately 50 miles directly to Port Panama City via short line rail under a long-term contract. Our multi-year fixed-cost contracts with third-party logistics providers allow for long-term visibility into our to-port logistics cost structure.

The wood pellets produced at our plants must be stored, terminaled and shipped to our European customers. Limited deep-water, bulk terminaling assets exist in the Southeastern U.S., and very few of them have the appropriate handling and storage infrastructure necessary for receiving, storing and loading wood pellets. In response to such scarcity, we have vertically integrated our Mid-Atlantic operations downstream to encompass finished product logistics and storage. As a largely fixed cost and capital intensive piece of the value chain, our port infrastructure allows us to ship incremental product from our regional plants at a small fraction of the cost of our competitors. Management of port terminal infrastructure is also a key element in reducing demurrage and other distribution-related costs as we can manage the arrival and loading of vessels. Additionally, we are able to improve our cost position by maintaining a dedicated berth where pellets from our Mid-Atlantic region plants have priority and equipment with sufficient load rate capabilities to turnaround vessels within the allotted time windows.

Port Operation in the Mid-Atlantic Region

We acquired a deep-water marine terminal located at the Port of Chesapeake in January 2011 and converted it into a major dry-bulk terminal. Wood pellets produced at our Mid-Atlantic region plants and the Southampton plant are transported by truck to our Chesapeake terminal. The Chesapeake terminal receives, stores and loads wood pellets for export and serves as the shipment point for products produced at our Mid-Atlantic region plants and the Southampton plant. Additionally, the Chesapeake terminal is suitable for the movement of other dry bulk or other types of product without disruption to its core activities, enabling us to ship and receive other products such as limestone, wood chips and other aggregates for regional customers. For example, we currently terminal approximately 110,000 MTPY of limestone for a major U.S. utility under a long-term agreement.

The Chesapeake terminal accommodates Handysize, Supramax and Panamax-sized vessels, and has a 200-car rail yard adjacent to a Norfolk Southern track, a loading/unloading system to accommodate deliveries by truck, rail and barge and a highly automated conveying system. In May 2011, we erected a 157-foot tall, 175-foot wide storage dome that receives, stores and loads up to 45,000 MT of wood pellets. In April 2013, we placed into operation a second storage dome at the site to add an additional 45,000 MT of storage.

The Chesapeake terminal’s storage and loading capacity is more than adequate to store and facilitate the loading of the wood pellets produced from our Mid-Atlantic region plants and the Southampton plant, and its location decreases our customers’ transportation time and costs. Efficiently positioned near our Ahoskie and Northampton plants and the Southampton plant, the Chesapeake terminal delivers up to a three- to four-day European shipping advantage (resulting in a benefit of approximately $5 to $10 per metric ton) compared to other Southern or Gulf Coast ports. In addition, because we own the Chesapeake terminal, we enjoy preferential berth access and lading, which minimizes costs of shipping and logistics without the need for excess storage. Our ownership and operation of this terminal enables us to control shipment of the production of our Mid-Atlantic region plants.

Port Operation in the Gulf Coast Region

Wood pellets from our Cottondale plant are transported via short line rail to the Panama City terminal where we store up to 32,000 MT of inventory in a flat warehouse constructed and financed by Port Panama City. The Panama City Port Authority’s port operations date from 1967, when the port’s first 500-foot deepwater berth and 40,000-square foot warehouse were constructed. Since that time, the Port Authority has added 3,900 linear feet of deepwater bulkhead, 350,000 square feet of warehouse space and five miles of railroad track as well as cranes and other cargo-handling equipment. In recent years, the Port Authority has invested over $50 million in new facilities and equipment, and has committed to another $35 million in improvements over the next five years. The Cottondale production is received, stored and loaded under a long-term warehouse service agreement with the Port Authority and a stevedoring contract, each of which runs through June 2018. We have the right to extend the warehouse services agreement for up to five additional two-year terms. Although current storage limitations constrain wood pellet shipments to Handysize vessels, the Port of Panama City is capable of handling Supermax-sized vessels.

Wood pellets produced at our Amory and Wiggins plants are transported by barge and truck, respectively, to the Mobile terminal, where, pursuant to a long-term throughput agreement with Cooper Marine & Timberlands, we export from Cooper’s ChipCo terminal. This privately owned and maintained deep-water, multi-berth terminal operates 24 hours per day, seven days per week, and has served the forest products industry, coal and other bulk cargo markets for decades. This strategically located terminal is the fleeting and loading point for production from our Amory and Wiggins plants and aggregates additional volumes we source from other producers in the region. These production plants have been sited along major inland waterways and highways that make transportation to the Mobile terminal easy and efficient, thereby reducing emissions and costs. Trucked volumes from the Wiggins plant are transferred into barges and are fleeted along with barges from the Amory plant. The ability to store our wood pellets in barges provides a capital-light, flexible solution that accommodates the storage needs of the Amory and Wiggins plants. In addition, we have contracted with a third-party producer to purchase wood pellets in order to provide incremental throughput at the Mobile terminal, which allows us to optimize certain fixed costs associated with our throughput agreement.

Our Relationship with Our Sponsor

One of our principal strengths is our relationships with Enviva Holdings. The Riverstone Funds became the majority owners of our sponsor in March 2010. Our sponsor has grown the business being contributed to us into the world’s largest supplier by production capacity of utility-grade wood pellets.

At the closing of this offering, our sponsor will own approximately         % of our common units, all of our subordinated units and our general partner. As a result, our sponsor is incentivized to facilitate our access to accretive acquisition and organic growth opportunities, including those pursuant to the right of first offer it will grant to us in connection with this offering.

In November 2014, our sponsor entered into the Hancock JV with HNRG and certain other affiliates of John Hancock Life Insurance Company. The Hancock JV will own the Southampton plant following this offering and has commenced construction of the Sampson plant and the Wilmington terminal described below under “—Our Sponsor’s Retained Assets and Development Projects—The Wilmington Projects.” Our sponsor is the managing member and operator of the Hancock JV and is responsible for managing the activities of the Hancock JV, including the development and construction of the Hancock JV’s development projects.

Our Growth Strategy

According to Hawkins Wright, an independent market consultant with expertise in the international forest products and bioenergy industries, global demand for utility-grade wood pellets is projected to expand at a compound annual growth rate of approximately 21% from 11.5 million MTPY in 2014 to 36.1 million MTPY in 2020, primarily as a result of demand growth in Northern Europe, South Korea and Japan. Given the limited current supply available, a substantial amount of new production capacity and related infrastructure will be required to meet this demand. As the largest supplier by production capacity in the industry, and because of our relationships with major Northern European and Asian customers, we believe we are well positioned to capture a significant portion of this expected future demand growth.

There are several opportunities for us to grow our business and increase our cash available for distribution:

•	first, we expect to increase cash flow from existing assets and improve our margins through increased scale and optimization in the operation of our production plants and within our supply chain;

•	second, to promote our growth strategy, our sponsor will grant us a five-year right of first offer to acquire the Southampton plant, the Wilmington Projects and any other wood pellet production plants and associated deep-water marine terminals that it or the Hancock JV may develop or acquire and elect to sell;

•	third, we will continue to seek to grow our business through third-party acquisitions. As with the acquisition of our Cottondale plant, we intend to pursue future acquisition opportunities only when they are supported by our own or acquired long-term off-take contracts, and we do not plan to acquire assets that are in development or early stages of construction.

We also intend to capitalize on our existing relationships with customers to capture a significant portion of growing worldwide demand. Our sales force is in active contract negotiations with creditworthy counterparties for additional long-term supply. We also opportunistically acquire wood pellets in the Pacific Northwest for sale in Asian markets, and we expect to continue to expand our geographic reach to serve South Korean and Japanese demand. In addition, the wood pellets produced from our Cottondale plant are suitable for uses other than industrial power generation, including commercial and residential heating. The Cottondale plant has already delivered production into this market and has several cargoes contracted for 2015 and beyond. We will continue to evaluate these markets as they develop and will pursue favorable sales opportunities.

Our Sponsor’s Retained Assets and Development Projects

Upon the closing of this offering, we will enter into a Purchase Rights Agreement with our sponsor, pursuant to which our sponsor will grant us a five-year right of first offer to acquire the Southampton plant, the Wilmington Projects and any other wood pellet production plants and associated deep-water marine terminals that it or the Hancock JV may develop or acquire and elect to sell. We expect to pursue the acquisition of such assets to the extent that they are supported by long-term off-take contracts with creditworthy counterparties and have long useful lives, stable cost positions and advantaged locations. The Southampton plant and the plants comprising the Wilmington Projects will have an aggregate production capacity of 2.0 million MTPY, and our acquisition of these assets would more than double our production capacity.

Long-Term, Take-or-Pay Off-Take Contracts

The Hancock JV is party to two additional take-or-pay off-take contracts comprising nearly one million MTPY of long-duration sales volumes.

First, the Hancock JV is party to a ten-year take-or-pay off-take contract with Drax pursuant to which it will supply 385,000 MTPY for the first delivery year and 500,000 MTPY for years two through ten. This contract will commence on December 1, 2015.

Second, the Hancock JV is party to a ten-year take-or-pay off-take contract with DONG Energy Thermal Power A/S, a Danish power generator (“DONG Energy”). This contract commences September 1, 2016 and provides for sales of 360,000 MTPY for the first delivery year and 420,000 MTPY for years two through ten. DONG Energy’s obligations under the contract are guaranteed by DONG Energy A/S.

In addition to these contracts, our sponsor’s sales force is in active contract negotiations with creditworthy counterparties for additional long-term supply.

Southampton Plant

We completed construction of a 510,000 MTPY production plant in Southampton, VA in October 2013 using the same “build-and-copy” approach employed to construct our Northampton plant. Prior to the closing of this offering, the entity that owns the Southampton plant will be conveyed to the Hancock JV. Production from the Southampton plant is exported from our Chesapeake terminal. Prior to the closing of this offering, we will enter into a purchase agreement (the “Biomass Purchase Agreement”) pursuant to which the Hancock JV will sell to us, on a fixed-price basis, approximately 42,000 MT of pellets per month through November 2015, approximately 80,000 MT during the three months from December 2015 through February 2016, and approximately 35,000 MT during the three months from March 2016 through May 2016. We expect that the Hancock JV will source these pellets from the production at its Southampton plant. For more information, please read “Certain Relationships and Related Transactions—Other Transactions with Related Persons—Biomass Purchase and Terminal Services Agreements.” We will sell the pellets we purchase from the Hancock JV to our customers under our existing off-take contracts. Our sponsor expects that the Southamption plant should generate annual adjusted EBITDA of approximately $20.0 million and should incur approximately $0.9 million of annual maintenance capital expenditures. Our sponsor has indicated that it will assign the Hancock JV’s Drax contract in connection with any sale of the Southampton plant.

Wilmington Projects

Our sponsor and the Hancock JV are actively developing a total of three new 500,000 MTPY production plants and a deep-water marine terminal in the Wilmington, NC region, which we refer to as the Wilmington Projects. The three production plants, which are strategically sited in attractive fiber baskets in close proximity to the Wilmington terminal, will be constructed using our “build and copy” approach, including substantially the same design and equipment as the Northampton and Southampton plants. The Hancock JV owns the plant site for the two production plants and has entered into a long-term lease agreement for the site on which it is constructing the Wilmington terminal at the Port of Wilmington in Wilmington, NC. The Hancock JV has also entered into contracts for most of the major equipment for and has commenced construction of the Sampson plant and the Wilmington terminal. Pursuant to the Biomass Purchase Agreement, we will agree to purchase from the Hancock JV approximately 200,000 MT of pellets from February 2016 through August 2016, and approximately 60,000 MT of pellets from September 2016 through August 2017 on a fixed-price basis. We expect these pellets will be sourced from the Sampson plant. For more information, please read “Certain Relationships and Related Transactions—Other Transactions with Related Persons—Biomass Purchase and Terminal Services Agreements.”

Our sponsor expects the Sampson plant and the Wilmington terminal will begin commercial operations in early 2016 and should generate annual adjustment EBITDA of approximately $20.7 million and $8.6 million, respectively, and should incur annual maintenance capital expenditures of approximately $1.1 million and $0.5 million, respectively. Our sponsor has indicated that it will assign the Hancock JV’s DONG Energy contract in connection with any sale of the Sampson plant.

Our sponsor’s estimates of annual adjusted EBITDA and maintenance capital expenditures for each of the Southampton plant, the Sampson plant and the Wilmington terminal are based on numerous assumptions that are subject to significant risks and uncertainties. Please see “Risk Factors—The assumptions underlying our forecast of cash available for distribution included in ‘Cash Distribution Policy and Restrictions on Distributions’ and our sponsor’s estimates of annual adjusted EBITDA and maintenance capital expenditures generated by certain of its assets are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results and amounts to differ materially from those estimates.” A reconciliation of estimated adjusted EBITDA to GAAP net income is not provided because forward-looking GAAP net income generated by each of the Southampton plant, the Sampson plant and the Wilmington terminal is not accessible and reconciling information is not available without unreasonable effort. The amount of interest expense with respect to the Southampton plant, and the amount of depreciation and amortization expense with respect to each of the Sampson plant and the Wilmington terminal, in each case, is not accessible or estimable at this time. The amount of actual interest expense or depreciation and amortization expense, as the case may be, incurred could be significant, such that the actual amount of net income generated by each of the Southampton plant, Sampson plant and Wilmington terminal could vary substantially from the respective amounts of estimated annual adjusted EBITDA.

Other Development Projects

In addition to the Wilmington Projects, our sponsor is pursuing the development of additional deep-water marine terminals and production plants. Our sponsor is party to a Memorandum of Understanding with the Mississippi Development Authority regarding the development of new dry-bulk storage and deep-water terminaling capacity for wood pellets in the Port of Pascagoula, MS, which would service new, regionally proximate production plants, including one production plant in Lucedale, MS. HNRG has the right to invest in these projects on substantially the same terms that it invested in the Hancock JV. In addition, our sponsor has signed a letter of intent with Port St. Joe, FL regarding the development of additional pellet export capacity at that port facility.

Although we expect to have the opportunity to acquire assets, including the Southampton plant and the Wilmington Projects, from our sponsor or the Hancock JV in the future, there can be no assurance that our sponsor or the Hancock JV will be successful in completing their development projects or that our sponsor will decide to sell, or compel the Hancock JV to sell, assets or completed development projects to us.

Customers

For the years ended December 31, 2014 and 2013, we generated a majority of our revenues from sales under long-term off-take contracts. We seek to contract a substantial portion of our production through long-term off-take contracts supplemented by smaller contracts of intermediate or short duration to take advantage of opportunities in the market.

Depending on the specific take-or-pay off-take contract, shipping terms are either “Cost, Insurance and Freight” (“CIF”) or “Free On Board” (“FOB”). For contracts with CIF terms, title and risk of loss transfer to our customers when the product is delivered on board the ship at the load port in the U.S., but we are responsible for arranging and paying for transportation to the destination port in Europe and for insurance. For contracts with FOB terms, title and risk of loss transfers to our customers as the product is delivered on board the ship at the load port in the U.S. and our customer is responsible for transportation and insurance costs. For one of our contracts that contain FOB delivery terms, the customer currently contracts with us for us to act as the owner of the cargo for purposes of arranging transport from the load port in the U.S. to the destination port in Europe, while the customer pays insurance costs, effectively making this a “C&F” contract. We have entered into fixed-price shipping contracts with reputable shippers matching the terms and volumes of our contracts for which we are responsible for arranging shipping.

We have U.S. dollar-denominated, take-or-pay off-take contracts with creditworthy counterparties, including large European power generators such as Drax, GDF and E.ON. Under our existing off-take contracts, we are required through 2016 to deliver pellet quantities approximately equal to all of the production capacity of our production plants plus the pellets we will purchase from the Hancock JV pursuant to the Biomass Purchase Agreement. From 2017 through 2021, our contracted quantities are more than half of the production capacity of our production plants. Our off-take contracts provide for sales of 2.3 million MT of wood pellets in 2015 and have a weighted average remaining term of 5.7 years from January 1, 2015. As our current off-take contracts expire, we will seek to recontract our capacity with a combination of renewals with existing customers, the assumption of additional contracts from the Hancock JV and the entry into contracts with new customers. As described under “—Our Growth Strategy” above, we believe global demand for utility-grade wood pellets will increase substantially, and we and our sponsor are in active discussions with prospective customers for contracts for substantial incremental production volumes.

The following table provides off-take quantities relating to our wood pellet customers and contracts through 2018:

Counterparty Contract	2015	2016	2017	2018
	(in thousands MT)
Drax (United Kingdom)	1,000	1,000	1,000	1,000
GDF (Belgium) (1)	480	480	240	—
Other Contracts	842	523	145	25

Total	2,322	2,003	1,385	1,025

(1)	GDF has the right to permanently increase the off-take quantity by 50,000 MT at any time during the original term of the contract.

Drax Contract. We began selling utility-grade wood pellets to Drax in the amount of 468,750 MTPY on April 1, 2013. Beginning on April 1, 2014 through the end of the term of the contract in 2022, we will sell 1,000,000 MTPY of wood pellets.

GDF Contract. We began selling utility-grade wood pellets to Electrabel in the amount of 480,000 MTPY on June 30, 2011. GDF, as assignee of the contract, has the right to permanently increase the contract quantity by 50,000 MTPY once during the original term of the contract. The contract expires on June 30, 2017, and will automatically renew for successive one-year periods unless terminated by either party under the terms of the contract.

Other Contracts. We also have several other contracts, including contracts with Drax, E.ON and ADM that have smaller off-take quantities than the contracts described above. Most of these contracts also have shorter remaining terms. The aggregate quantities we are required to deliver under these contracts total 842,000 MT in 2015, 523,000 MT in 2016, 145,000 MT in 2017 and 25,000 MT in 2018.

We refer to the structure of our contracts as “take-or-pay” because they include a firm obligation to take a fixed quantity of product at a stated price and provisions that ensure we will be made whole in the case of our customer’s failure to accept all or a part of the contracted volumes or for termination by our customer. Our contracts provide for annual inflation-based adjustments or price escalators. Certain of our contracts also contain provisions that allow us to increase or decrease the volume of product that we deliver by a percentage of the base volume of the contract, as well as cost pass-through provisions related to stumpage (i.e., the price paid to the underlying timber resource owner for the raw material), fuel or transportation costs and price adjustments for actual product specifications. In addition, certain of our contracts and related arrangements provide for certain cost recovery and sharing arrangements in connection with certain changes in law or sustainability requirements and for payments to us in the case of termination as a result of such changes.

Prior to the closing of this offering, we will enter into the Biomass Purchase Agreement pursuant to which the Hancock JV will sell to us, on a fixed-price basis, certain volumes of wood pellets per month through August 2017. We will sell the wood pellets we purchase from the Hancock JV to our customers under our existing off-take contracts. We will also enter into a terminal services agreement with the Hancock JV, pursuant to which we will provide terminal services at our Chesapeake port for the production from the Southampton plant that is not sold to us under the Biomass Purchase Agreement. Moreover, we have also entered into a terminal services agreement pursuant to which we will provide terminal services at our Chesapeake port for the production from the Sampson plant, if and to the extent that plant commences operations prior to the commencement of operations at the Wilmington terminal. For more information about these agreements, please read “Certain Relationships and Related Transactions—Other Transactions with Related Persons—Biomass Purchase and Terminal Services Agreements.”

We believe the aggregate production capacity of our production plants is adequate for the needs of our business. Although our aggregate contracted volumes for 2015 are higher than the aggregate production of our plants, we have the ability to purchase sufficient wood pellets produced by the Hancock JV to fill this gap or, to a lesser extent, reduce volumes that we deliver pursuant to the flex provisions in our take-or-pay off-take contracts. Our aggregate contracted volume for 2016 and thereafter is lower than the aggregate production of our plants and sourced production.

We believe we are a preferred supplier to the major customers in our industry because of the quality and consistency of our products, the reliability of our deliveries and our ability to verify, through customer and third-party audits, that our operations meet our customers’ sustainability requirements. Each of our and our sponsor’s successive contracts have benefited from increased pricing and incremental commercial protections designed to mitigate the impact of changes in inflation, raw material, distribution and certain other costs. Given this trend, our track record and the increasing shortage of supply as demand for our products increases around the world, we expect that we will be able to capitalize on our existing relationships with wood pellet consumers to capture a significant portion of growing worldwide demand. We are in active negotiations with major utilities for substantial incremental production volumes on similar terms, conditions and long-term tenor as our current off-take contracts, and we are also in preliminary discussions with other parties for additional volumes.

Contracted Backlog

On a pro forma basis, as of December 31, 2014, we had approximately $1.9 billion of product sales backlog for firm contracted product sales to our customers, including those of our Cottondale plant. Backlog represents the revenue to be recognized under existing contracts assuming deliveries occur as planned.

On a pro forma basis, our expected future product sales revenue under our contracted backlog as of December 31, 2014 is as follows (in millions):

Year ending December 31, 2015	$430
Year ending December 31, 2016	367
Year ending December 31, 2017 and thereafter	1,121

Total product sales contracted backlog	$1,918

Other Sales

We have in the past sold wood pellets to a major Asian trading house and we expect additional deliveries to Asia as the South Korean and Japanese markets continue to emerge.

We maintain an internal sales organization that has long-standing relationships with major customers and power generators in Europe and increasingly with the major trading houses and utility procurement teams in Asia. This team is responsible for structuring, negotiating and executing contracts for all of the output from our facilities.

Our sales and marketing organization is in regular contact with major existing and potential purchasers of wood pellets as well as most of the major producers of wood pellets similar to ours. This enables us to take advantage of dislocations in supply and demand by purchasing shipments from third parties and reselling them in back-to-back transactions that immediately transfer title and risk of loss to the ultimate purchaser. The sales may be on the spot market or, in certain circumstances, pursuant to our existing off-take contracts and generating an incremental margin.

Production Process and Costs

Our business model uses advantaged siting, replicable operating processes and economies of scale to achieve a low-cost position in the market and, when combined with the favorable pricing we receive under our off-take contracts, results in a high-margin operating return. The costs to produce and deliver our wood pellets consist of raw material costs, plant production costs and distribution costs.

The raw material component of wood pellet production is comprised of the delivered cost of wood fiber to our production plants. The delivered cost includes stumpage (i.e., the price paid to the underlying timber resource owner for the material), labor and fuel costs associated with the harvesting of the material, the operations, maintenance and general administrative costs of our suppliers and the cost of freight to transport the material to our plants. Although the delivered cost of wood fiber makes up a large portion of the overall cost of wood pellets, stumpage itself represents less than 15% of the total cost of a delivered pellet. In some cases, the price we receive from our customers for our wood pellets is adjusted based upon changes in stumpage prices. Our primary source of wood fiber is traditional pulpwood, which has historically exhibited less pricing volatility than other sources of wood fiber. To ensure a low-cost raw materials position, we also procure industrial residuals (sawdust and shavings) and forest residuals (wood chips and slash), which have been more volatile historically in terms of price and supply but occasionally represent lower cost alternative inputs.

Plant production costs include labor, electricity, tooling, repairs and maintenance, on-site diesel and general and administrative expenses. Distribution costs include storage, logistics and shipping expenses. In order to mitigate volatility in our shipping costs, we have entered into fixed-price shipping contracts with reputable shippers matching the terms and volumes of our off-take contracts. In addition, our off-take contracts include inflation-based price adjustments or price escalators and, in some cases, may contain provisions that pass the cost of stumpage or shipping fuel through to the customer, which helps enable long-term margin stability and mitigates exposure to non-controllable adjustments in our cost position. Further, we are able to achieve a higher margin per metric ton due to internalizing our owned and operated Chesapeake terminal revenues and costs when compared to other competitors without such port facilities.

Production Process

Our production process can be divided into four subsystems:

1.	Log Receiving, Storage, Debarking, Chipping, Chip Storage and Chip Transfer:

•	Incoming trucks pass over truck scales and are routed to unloading areas and storage piles based on their contents.

•	Cranes feed logs into a processing system, where bark is removed.

•	Debarked logs are fed into a chipper by a knuckle boom hydraulic loader.

•	Chipped wood fiber is transferred via conveyor either directly to the drier or into secondary storage.

•	Bark byproduct is fed directly to the furnace fuel bin or to bark storage.

•	Purchased green chips are unloaded at a separate hydraulic truck dumper that delivers the chips to a furnace fuel reclaim system, a dryer fuel bin or a chip storage pile.

2.	Green Sizing, Dryer Heat Generation, Drying and Air Pollution Control:

•	Chips fed directly from the primary chipper or reclaimed from secondary storage are fed onto a green hammermill infeed conveyor which feeds the chips to a dryer metering bin.

•	Bark, residuals and process waste are fed by front loading mobile equipment or directly from the debarking drum into the furnace fuel bin.

•	Furnace fuel is combusted in the wood-fired stoker grate (or suspension burner) system and hot flue gas is drawn through the drier with a furnace induced draft fan.

•	Chipped wood fiber is fed via the dryer metering bin through the rotary kiln dryer and conveyed to the dry hammermill island.

•	Flue gas is drawn through the cyclones, baghouses, and wet electrostatic precipitators to remove particulates prior to discharge to atmosphere.

3.	Dry Processing and Pre-Screening:

•	Dried chips exiting the dryer discharge are fed onto a dryer collection conveyor belt for weighing and then onto a dried chips transfer conveyor, which includes a moisture content meter for quality control.

•	Dried chips are screened for size and acceptable materials are fed directly to the dry storage silo and chips that require further size reduction are metered into a dry hammermilling process island.

•	Dried chips are further size reduced at the dry hammermill process island and discharged into a dry storage silo.

4.	Pellet Production, Storage and Shipping:

•	Dried chips are discharged from the dry storage silo via conveyor to material ripening bins.

•	Ripening bins meter dried chips to the pellet mill island where the chips are pressed, cooled, discharged and screened.

•	Screened pellets are conveyed to finished goods silos and discharged principally into bottom dump trailers or rail cars that are hauled to permanent port storage and terminaling facilities or are discharged into barges for fleeting and loading of ocean going dry bulk cargo vessels.

Quality Control. Our operating profile, corporate and plant leadership and procurement policies ensure that our production meets the required delivery ratability, high quality standards and safe operations demanded by our customers. Our real-time training, product testing and monitoring and extensive knowledge base of quality control methods have also dramatically improved the quality profile of each plant’s production. Continuous testing throughout the process allows us to know the characteristics of our products before they reach our customers.

Off-take contracts for wood pellets specify acceptable minimum parameters for key product attributes. We produce high-quality products across each specification, and to date 100% of our deliveries have been accepted by our customers. Further, certain contracts provide additional pricing incentives for exceeding specific quality metrics, including energy content, particle size distribution, ash content and GHG emissions content, and we frequently generate higher revenue per ton than the contract base price as a result of these incentives.

Lean Manufacturing Philosophy. We use Lean management principles as a basis for developing our operating system. As with all Lean processes, we start with a focus on our customers and what they value in our products and performance. Meeting customer specifications and delivery requirements drives our need for rigorous process controls. Our deployment of Lean principles is further informed by our years of experience in our industry, managing the wood pellet production process and operating the equipment described above. We have introduced this philosophy at all of our key production plants, along with associated training intended to create a common language and tool set centered around elimination of waste in our processes. As we optimize our processes, we seek to standardize and continuously improve our work practices through embedded data-driven systems that monitor and measure our performance. We track key performance indicators on an hourly, daily, weekly, monthly and quarterly basis and have high standard operating protocols for our production and business processes to help ensure that our performance objectives are met.

Sustainability

Our customers are subject to stringent requirements regarding the sustainability of the fuels they procure. We are committed to ensuring that our sourcing, production and transport operations meet our customers’ sustainability requirements. We believe we are a preferred supplier to the major customers in our industry in part because of our ability to verify that our activities meet such requirements.

Our internal sustainability policies require that all harvesting activities be conducted legally, transparently and in a manner that safeguards water quality and sensitive habitats while optimizing the carbon benefits of the fuels we produce. We are committed to conserving lands that are identified in partnership with leading conservation organizations as having high conservation value.

In addition to our internal sustainability policies and initiatives, our procurement is conducted in accordance with leading forest certification standards. We maintain Chain of Custody (“CoC”) certifications from leading sustainable forestry certification programs including the Sustainable Forestry Initiative® (SFI®) and the Programme for the Endorsement of Forest Certification. These certifications enable us to track the percentage of wood fiber that originates from land certified as sustainable under one or more of those standards. We are also certified to the Chain of Custody Standard requirements of the Forest Stewardship Council™ (FSC®). In addition, all of our wood pellet production plants, as well as the third-party plants from which we purchase products, have been certified to the SFI® Certified Sourcing standard. SFI® Certified Sourcing is a program for companies that source wood fiber from forests, but do not own forestland. We proactively work with all of our suppliers to promote responsible forest management on all lands, not just those that are already certified.

As part of these certifications, we subject ourselves to rigorous, third-party audits that consist of a thorough review of records in the corporate offices and facility visits to review wood fiber procurement records and practices. Auditors also visit harvest sites to verify compliance with laws and third-party sustainable forestry certification programs. Our customers also periodically conduct audits to ensure that our procurement is from legal and responsible sources. Finally, as part of our efforts to continually improve our ability to monitor and demonstrate compliance, we are implementing an industry leading track-and-trace system that will enable us to monitor the attributes of each ton of wood fiber we procure.

Wood Fiber Procurement

Although stumpage (i.e., the price paid to the underlying timber resource owner for the raw material) only constitutes less than 15% of our total cost of delivered products, wood fiber procurement is a vital function for our business, and cost-effective access to wood fiber is an important factor in our pricing stability. Our raw materials are byproducts of traditional timber harvesting, principally the tops and limbs of trees as well as other low-value wood materials that are generated in a harvest. We procure wood fiber directly from timber owners, loggers and other suppliers. Industrial residuals (sawdust and shavings) and forest residuals (woodchips and slash) are included opportunistically when they provide a cost advantage. Due to the moisture content of unprocessed wood, it cannot be transported practically or economically over long distances. Therefore, the specific regional wood fiber resource supply and demand balance dictates the underlying economics and practicality of wood fiber procurement. For this reason, we have elected to site our facilities in some of the most robust and advantaged fiber baskets in the world.

Our wood fiber demand is symbiotic with, rather than in competition with, demand for high-grade wood for use by other forest industries, such as lumber and furniture making. For example, recent improvements in the U.S. housing construction industry have increased the demand for construction-quality lumber, which in turn increases the available supply of the low-cost pulpwood and mill residues that are used in wood pellet production. By using commercial thinnings and byproducts as raw materials, wood pellet production also indirectly supports other forest-related industries as well as the sustainable management of commercial forests.

Wood Fiber Resources in the U.S. South

The U.S. South is the most concentrated and favorable timber producing region in the U.S. and the world. According to the U.S. Forest Service, the net volume of growing stock on timberland in the U.S. South was 307 billion cubic feet in 2012. In 2011, the region accounted for 62% (8.0 billion cubic feet) of total removals of wood from U.S. timberlands.

Further, while the area of timberland in the South has remained generally constant over the past decade, the inventory of wood in the region has steadily increased. According to the U.S. Forest Service, in 2012, the area of the U.S. South timberland was 210 million acres, only slightly up from 205 million acres in 1997, but the net volume of growing stock on timberland in the U.S. South increased by 20% over the same period, from approximately 256 billion cubic feet in 1997 to 307 billion cubic feet in 2012. Currently, there is also a significant oversupply of wood fiber available, partly due to the reduced demand from the pulp industry. As a result, forest growth in the South consistently exceeds harvests. As the key fiber basket for paper manufacturers for more than a century, the South also has a well-established, but no longer fully utilized, logging and harvesting infrastructure.

Like the U.S. forest industry generally, timber ownership in the Southern U.S. is highly fragmented, with the majority of wood fiber owned by individuals, as illustrated in the chart below.

(1)	Southern states include TX, OK, LA, AS, LA, MS, AL, GA, FL, SC, NC, VA, TN and KY.

Source: U.S. Forest Service: U.S. Forest Resource Facts and Historical Trends. FS – 801. Revised September 2009.

These small, private landowners own timber for a number of reasons, including recreation, investment and timber production. Landowners primarily harvest for saw timber, as it delivers the highest return. The combination of excess timber that cannot be economically transported beyond the region and the existence of hundreds and often thousands of local suppliers that are dependent upon timber sales to relatively few buyers creates a raw material market with low, stable prices.

For example, delivered wood fiber costs in North Carolina, where our Northampton and Ahoskie production plants are located, demonstrate little historic price volatility and generally track inflation, as the chart below indicates.

Likewise, delivered wood fiber costs in Florida, where our Cottondale production plant is located, demonstrate minimal price volatility and generally track inflation, as the chart below indicates.

Our Wood Fiber Procurement

The wood fiber used for wood pellet production comprises predominantly pulpwood, which derives its name from its traditional use by the pulp and paper industry and includes roundwood (typically thinnings from forest management operations and the tops and branches from sawlogs), and wood residues (primarily mill residues, a byproduct of sawmilling and veneer mill operations). The annual supply of pulpwood has remained almost constant over the past decade, though lower than during the peak of the U.S. paper industry in the mid-1990s. In 2011, pulpwood and residues in the U.S. South totaled approximately 203.7 million MT, of which roundwood made up approximately 133.7 million MT and residues constituted 70.0 million MT.

We acquire approximately 4.6 million MTPY of wood fiber to produce 2.4 million MTPY of finished goods. Our procured wood fiber represents approximately 3% of the annual removals in the Southeastern U.S. as of 2011 and less than 0.1% of the total Southeastern U.S. forest inventory. Our procured wood fiber consists of:

•	Low-grade wood fiber: wood that is unsuitable for or rejected by the sawmilling and lumber industries because of small size, defects (e.g. crooked or knotty), disease or pest infestation;

•	Tops and limbs: the parts of trees that cannot be processed into lumber;

•	Commercial thinnings: harvests that promote the growth of higher value timber by removing weaker or deformed trees to reduce competition for water, nutrients and sunlight; and

•	Mill residues: chips, sawdust and other wood industry byproducts.

Demand for the non-merchantable trees, waste products or byproducts that we use is generally low because they have few competing uses, and such raw materials represent approximately 10% to 30% of the value paid to a landowner for any given harvest. The tops, limbs and other low-grade wood fiber that wood pellet producers take would otherwise generally be left on the forest floor, impeding reforestation, or burned. Wood pellet production provides a profitable use for the residues from sawmill and furniture industries and for the trees that are thinned to make room for higher value lumber-grade timber. U.S. demand for such low grade wood fiber historically emerged from the pulp and paper industry. However, due to the decline in demand from paper and pulp by over 90 million MTPY between 1995 and 2010, many landowners lack commercial markets for this wood fiber. Wood pellet producers help fill the gap.

We have grown and maintained an internal procurement team of 24 employees with an average of approximately 22 years of experience procuring wood fiber for some of the largest paper and forest products companies in the world, including International Paper, Weyerhauser, Rayonier, Champion, Georgia Pacific and Kimberly-Clark. The long-standing relationships of our experienced professionals in local markets ensure reliability of supply and low-cost wood fiber procurement. Our relationships with large paper and forest products companies also help in our procurement of mill residues.

As a result of the fragmented nature of tract ownership, we procure raw materials from thousands of landowners, loggers and timber industry participants, with no individual landowner representing a material fraction of any of our production plants’ needs. Our wood fiber is procured under a range of arrangements, including (1) the direct purchase of timber tracts which provide an inventory of stumpage for up to 36 months, (2) logging contracts for the thinnings, pulpwood and other unmerchandised chip-and-saw timber cut by a harvester, (3) in-woods chipping contracts where we may also provide the actual harvesting assets, (4) contracts with timber dealers and (5) “gatewood” purchases, which refer to wood hauled to a mill that was not purchased as standing timber by the mill. During the year ended December 31, 2014, we sourced our wood fiber from approximately 305 suppliers, including landowners growing both hardwoods and softwoods and other suppliers. The diversity of our supply base enables us to maintain stable costs, and our facilities’ advantaged siting ensures consistent and reliable deliveries at lower cost than others in our region or industry.

Competition

We compete with other utility-grade wood pellet producers for long-term, take-or-pay off-take contracts with major power generation customers. Competition in our industry revolves around the price, quality and consistency of the wood pellets produced, the reliability of wood pellet deliveries and the producer’s ability to verify and document, through customer and third-party audits, that its wood pellets meet the regulatory sustainability obligations of a particular customer.

Most of the world’s current wood pellet production plants are owned by small, private companies, with few companies owning or operating multiple plants. Few companies have the scale, technical expertise or commercial infrastructure necessary to supply utility-grade wood pellets under large, long-term off-take contracts with power generators. We are the largest producer by production capacity, and consider the other companies in this group to be our competitors.

Approximately 60% of the world’s utility-grade wood pellet production capacity is located in North America. Other current producers of utility-grade wood pellets in North America include Fram Renewable Fuels, LLC, which is owned by an individual investor, Georgia Biomass, LLC, a plant owned by RWE Innogy, Rentech, Inc. and its subsidiary New England Wood Pellets and German Pellets, which is owned by Europe’s largest pellet producer, German Pellets GmbH. For a description of existing and projected supply, please read “Industry Overview—Global Supply of Utility-Grade Wood Pellets—Supply Outlook for Utility-Grade Wood Pellets.”

Our Management and Employees

We are managed and operated by the board of directors and executive officers of our general partner, Enviva Partners GP, LLC, a wholly owned subsidiary of our sponsor. As a result of owning our general partner, our sponsor will have the right to appoint all members of the board of directors of our general partner, including at least three directors meeting the independence standards established by the NYSE. We expect three independent directors will be appointed prior to the date our common units are listed for trading on the NYSE. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. For more information about the executive officers and directors of our general partner, please read “Management.”

As of December 31, 2014, Enviva, LP and its subsidiaries had a total of 338 employees, which includes 87 employees at the Southampton plant, and Enviva Holdings, LP had 84 employees.

Environmental Matters

Our operations are subject to stringent and comprehensive federal, state and local laws and regulations governing matters including environmental protection, occupational health and safety and the release or discharge of materials into the environment, including air emissions and wastewater discharges. These laws and regulations may (i) require acquisition, compliance with and maintenance of certain permits or other approvals to conduct regulated activities, (ii) impose technology requirements or standards on our operations, (iii) restrict the amounts and types of substances that may be discharged or emitted into the environment, (iv) limit or prohibit construction or timbering activities in sensitive areas such as wetlands or areas inhabited by endangered or threatened species, (v) govern worker health and safety aspects of operations, (vi) require measures to investigate, mitigate or remediate releases of hazardous or other substances from our operations and (vii) impose substantial liabilities, including possible fines and penalties for unpermitted emissions or discharges from our operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of investigatory and remedial obligations and the issuance of orders enjoining some or all of our operations in affected areas.

Moreover, the trend in environmental regulation is towards increasingly stringent and broader requirements for activities that may affect the environment. Any changes in environmental laws and regulations or re-interpretation of enforcement policies that result in more stringent and costly requirements could have a material adverse effect on our operations and financial position. Although we monitor environmental requirements closely and budget for the expected costs, actual future expenditures may be different from the amounts we currently anticipate spending. Moreover, certain environmental laws impose joint and several, strict liability for costs to clean up and restore sites where pollutants have been disposed or otherwise spilled or released. We cannot assure you that we will not incur significant costs and liabilities for remediation or damage to property, natural resources or persons as a result of spills or releases from our operations or those of a third party. Although we believe that our competitors will face similar environmental requirements, other market factors may prevent us from passing on any increased costs to our customers. Although we believe that we are in substantial compliance with existing environmental laws and regulations and that continued compliance with existing requirements will not materially affect us, there is no assurance that the current level of regulation will continue in the future.

The following summarizes some of the more significant existing environmental, health and safety laws and regulations applicable to our business operations and with which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position.

Air Emissions

The Clean Air Act, as amended (“CAA”), and state and local laws and regulations that implement and add to CAA requirements, regulate the emission of air pollutants from our facilities. The CAA imposes significant monitoring, recordkeeping and reporting requirements for these emissions. These laws and regulations require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements, and in certain cases utilize specific equipment or technologies to control and measure emissions. Obtaining these permits can be both costly and time intensive and has the potential to delay the opening of new plants or the significant expansion of existing plants.

The CAA requires that we obtain various construction and operating permits, including, in some cases, Title V air permits. In certain cases, the CAA requires us to incur capital expenditures to install air pollution control devices at our facilities. We have incurred, and expect to continue to incur, substantial administrative and capital expenditures to maintain compliance with CAA requirements that have been promulgated or may be promulgated or revised in the future.

Climate Change and Greenhouse Gases

In response to findings that emissions of carbon dioxide, methane and certain other gases, referred to as greenhouse gases (“GHGs”), present an endangerment to public health and the environment, the U.S. EPA has adopted regulations under existing provisions of the CAA that require a reduction in emissions of GHGs from motor vehicles and certain stationary sources. In addition, Congress has from time to time considered legislation to reduce emissions of GHGs, and almost one-half of the states have already taken legal measures with respect to emissions of GHGs, including the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Significant uncertainty remains in the United States regarding the scope and extent of GHG regulations on the national, regional and state level. See “Risk Factor—Climate change legislation, regulatory initiatives and litigation could result in increased operating costs.” and “Risk Factor—Changes in government policies, incentives and taxes implemented to support increased generation of low carbon and renewable energy may affect customer demand for our products.” Any legislation or regulations that require permitting or reporting of GHG emissions or limit such emissions from our equipment and operations or on biomass-fired power plants operated by our customers, could require us to incur costs to reduce emissions of GHGs associated with our operations, or negatively impact the demand for wood pellets. We also note that some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events. If any such effects were to occur, they could have an adverse effect on our operations, including impacts on our fiber suppliers.

Water Discharges

The Federal Water Pollution Control Act, as amended (“Clean Water Act”), as well as state laws and regulations that implement and may be more stringent than the Clean Water Act, restrict the discharge of pollutants into waters of the United States. Any such discharge of pollutants must be performed in accordance with the terms of the permit issued by the U.S. EPA or the implementing state agency. In addition, the Clean Water Act and implementing state laws and regulations require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations. These permits generally have a term of five years. Our facilities are subject to permitting requirements for stormwater discharges. Although our facilities are presently in compliance with these requirements, changes to the terms and conditions of our permits in future renewals or new or modified regulations could require us to incur additional capital or operating expenditures which may be material.

Pursuant to the Clean Water Act, the U.S. EPA has adopted the Discharge of Oil Regulation, which requires any person in charge of an onshore facility to report any discharge of a harmful quantity of oil into U.S. navigable waters, adjoining shorelines or the contiguous zone. A harmful quantity is any quantity of discharged oil that violates state water quality standards, causes a film or sheen on the water’s surface or leaves sludge or emulsion beneath the surface. Spills from our production plants that are located along waterways or from our deep-water marine terminal facilities may result in fines, penalties and obligations to respond to and remediate any such spills.

Spill Response and Release Reporting

Certain of our facilities are subject to federal requirements to prepare for and respond to spills or releases from tanks and other equipment located at these facilities and provide training to employees on operation, maintenance and discharge prevention procedures and the applicable pollution control laws. At these facilities, we have developed or will develop Spill Prevention, Control and Countermeasure plans to memorialize these preparations and response plans and will update them on a regular basis. From time to time, these requirements may be made more stringent and may require us to modify our operations or expand our plans accordingly. The costs of implementing any such modifications or expansion may be significant. In addition, in the event of a spill or release, we may incur fines or penalties or incur responsibility for damage to natural resources, private property or personal injury in addition to obligations to respond to and remediate any such spill or release.

Endangered Species Act

The federal Endangered Species Act, as amended (“ESA”), restricts activities that may affect endangered and threatened species or their habitats. Although some of our facilities may be located in areas that are designated as habitat for endangered or threatened species, we believe that we are in substantial compliance with the ESA. Moreover, as a result of a settlement approved by the U.S. District Court for the District of Columbia on September 9, 2011, the U.S. Fish and Wildlife Service is required to make a determination on listing of more than 250 species as endangered or threatened under the ESA over the next six years, through the agency’s 2017 fiscal year. The designation of previously unidentified endangered or threatened species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected areas, which could have an adverse impact on the availability or price of raw materials.

Coastal Area Protection and Wetlands and Navigable Waters Activity Regulations

Our Chesapeake terminal is a deep-water marine terminal facility. As a result, it is subject to the various federal and state programs that regulate the conservation and development of coastal resources. At the federal level, the Coastal Zone Management Act (“CZMA”) was enacted to preserve, protect, develop and, where possible, restore or enhance valuable natural coastal resources of the United States coastal zone. The CZMA authorizes and provides grants for state management programs to regulate land and water use and coastal development.

In Virginia, the Virginia Coastal Zone Management Program (“Virginia CZM Program”) administers the CZMA as established through Executive Order 18 (2010). A network of state agencies and local governments administer the Virginia CZM Program with the Virginia Department of Environmental Quality serving as the lead agency. The Chesapeake Bay Preservation Area Designation and Management Regulations provide specific regulations regarding the protection and improvement of water quality of the Chesapeake Bay and establish criteria for local governments in granting, denying or modifying zoning and development requests in certain areas. The City of Chesapeake has passed an ordinance creating the Chesapeake Bay Preservation Area District and adopting regulations for development within that district. As a result of these policies and regulations, certain permitting decisions are subject to review with respect to CZM consistency that may impact permitting related to the Chesapeake terminal.

In addition to the CZMA, the Clean Water Act may result in federal or state regulators imposing conditions or restrictions on our operations or construction activities. For instance, the dredge and fill provisions of the Clean Water Act require a permit to conduct construction activities in protected waters and wetlands and prohibit unpermitted discharges of fill materials. Likewise, Section 10 of the Rivers and Harbors Act also requires permits for the construction of certain port structures. We believe that we are in material compliance with these various requirements. However, any delays in obtaining future permits or renewals, or the inclusion of restrictive conditions in such permits, could adversely affect the cost of, or result in delays in, our operations and any future construction.

Safety and Maintenance

We are subject to a number of federal and state laws and regulations, including the federal Occupational Safety and Health Act, as amended (“OSHA”), and comparable state statutes, whose purpose is to protect the health and safety of workers. We have a corporate health and safety program that governs the way we conduct our operations at our facilities. Our employees receive OSHA training that is appropriate in light of the tasks performed at our facilities and general training on our health and safety plans. Compliance with OSHA and general training is mandatory. We perform preventive and routine maintenance on all of our manufacturing and deep-water marine terminaling systems, and make repairs and replacements when necessary or appropriate. We also conduct routine and required inspections of those assets in accordance with applicable regulations. In addition, the OSHA hazard communication standards in the Emergency Planning and Community Right-to-Know Act (“EPCRA”) and

comparable state statutes require that information be maintained concerning hazardous materials used or produced in our operations and that this information be provided to employees, state and local governmental authorities and citizens. Our facilities adhere to National Fire Protection Association (NFPA) standards for combustible dust and incorporate pollution control equipment such as cyclones, baghouses and electrostatic precipitators to minimize regulated emissions. Our deep-water marine terminaling facilities adhere to Homeland Security/U.S. Coast Guard regulations regarding physical security and emergency response plans. We continually strive to maintain compliance with applicable air, solid waste and wastewater regulations. Notwithstanding these preventative measures, we cannot guarantee that serious accidents will not occur in the future.

Seasonality

Our business is affected to some extent by seasonal fluctuations. The cost of producing wood pellets tends to be slightly higher in the winter months because the delivered cost of fiber typically increases with wet weather and our raw materials have, on average, higher moisture content during this period of the year, resulting in a lower product yield. In addition, lower ambient temperatures increase the cost of drying wood fiber.

Principal Executive Offices

We lease office space for our principal executive offices in Bethesda, Maryland. The lease expires in June 2024.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we do not believe that we are a party to any litigation that will have a material adverse impact on our financial condition or results of operations.

MANAGEMENT

Management of Enviva Partners, LP

We are managed and operated by the board of directors and executive officers of our general partner, Enviva Partners GP, LLC, a wholly owned subsidiary of our sponsor. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. Our general partner owes certain contractual duties to our unitholders as well as a fiduciary duty to its owners.

Upon the closing of this offering, we expect that the board of directors of our general partner will have eight directors, including three independent directors meeting the independence standards established by the NYSE and the Exchange Act. As a result of owning our general partner, our sponsor will have the right to appoint all members of the board of directors of our general partner.

In evaluating director candidates, our sponsor will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skill and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties.

All of the executive officers of our general partner listed below will allocate their time between managing our business and affairs and the business and affairs of our sponsor. The amount of time that our executive officers will devote to our business and the business of our sponsor will vary in any given year based on a variety of factors. We expect that our executive officers will devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs. However, our executive officers’ fiduciary duties to our sponsor and other obligations may prevent them from devoting sufficient time to our business and affairs.

We will incur general and administrative costs related to our management services agreement with Enviva Management (the “New MSA”) that covers the corporate salary and overhead expenses associated with our business. Please read “Certain Relationships and Related Transactions—Other Transactions with Related Persons—New Management Services Agreement.” If the New MSA were terminated without replacement, or our general partner or its affiliates provided services outside of the scope of the New MSA, our partnership agreement would require us to reimburse our general partner and its affiliates, including our sponsor, for all expenses they incur and payments they make on our behalf.

Executive Officers and Directors of Our General Partner

The following table shows information for the executive officers and directors of our general partner upon the consummation of this offering. Directors hold office until their successors have been elected or qualified or until the earlier of their death, resignation, removal or disqualification. Executive officers serve at the discretion of the board. There are no family relationships among any of our directors or executive officers. Some of our directors and all of our executive officers also serve as executive officers of our sponsor.

Name	Age	Position With Our General Partner
John K. Keppler	44	Chairman and Chief Executive Officer
Stephen F. Reeves	55	Executive Vice President and Chief Financial Officer
Thomas Meth	42	Executive Vice President of Sales and Marketing
William H. Schmidt, Jr.	42	Executive Vice President, General Counsel and Secretary
James P. Geraghty	37	Vice President and Controller
E. Royal Smith	42	Vice President, Operations
Michael B. Hoffman	64	Director
Ralph C. Alexander	59	Director
Carl L. Williams	38	Director
Robin J. A. Duggan	48	Director
John C. Bumgarner, Jr.	72	Director Nominee
William K. Reilly	75	Director Nominee
Janet S. Wong	56	Director Nominee

John K. Keppler. Mr. Keppler has served as Chairman of the Board of Directors and Chief Executive Officer of our general partner since our inception in November 2013. Mr. Keppler co-founded Intrinergy, the predecessor to our sponsor, in 2004, and has been responsible for setting Enviva’s strategic direction and leading the company’s growth. From 2002 to 2004, Mr. Keppler was the Director of Corporate Strategy in the Office of the Vice Chairman with America Online and, prior to that, he was Senior Manager, Business Affairs and Development with America Online from 2001 to 2002. Mr. Keppler holds a bachelor of arts degree in political economy from the University of California, Berkeley, as well as an MBA from The Darden Graduate School of Business Administration at The University of Virginia. Over the course of Mr. Keppler’s career, he has gained extensive experience growing innovative ideas into successful businesses across a broad range of industries and has developed a wealth of experience in business strategy and operations and a keen knowledge of the renewable energy sector. For the past ten years, Mr. Keppler has been responsible for setting our strategic direction and leading the company’s growth from a start-up company to the world’s leading producer of wood biomass fuels. In light of this experience, we believe that he has requisite set of skills to serve as a director, as well as Chairman and Chief Executive Officer.

Stephen F. Reeves. Mr. Reeves has served as Executive Vice President and Chief Financial Officer of our general partner since our inception in November 2013. Mr. Reeves has served in the same capacity at our sponsor and Enviva, LP since 2012. He served as Senior Vice President and Chief Financial Officer of The Black & Decker Corporation, a global manufacturer and marketer of power tools, home improvement products and industrial fastening equipment, from 2008 through 2010, and prior to that served in the Worldwide Power Tools and Accessories division of Black and Decker as Vice President—Global Finance from April 2000. Mr. Reeves was previously with the audit firm of Ernst & Young LLP. Mr. Reeves earned a bachelor of science in Accounting from the Pennsylvania State University.

Thomas Meth. Mr. Meth has served as Executive Vice President of Sales and Marketing of our general partner since our inception in November 2013. He was also a co-founder of Intrinergy. Mr. Meth is responsible for our commercial customer relations as well as our marketing, communications and public relations initiatives. Prior to Intrinergy, Mr. Meth was Head of Sales and Marketing in Europe, the Middle East and Africa for the Colfax Corporation from 2002 to 2004. From 1993 to 2000, Mr. Meth was the Director of Sales for Europay

Austria, a consumer financial services company that offered MasterCard, Maestro and Electronic Purse services. Mr. Meth holds a bachelor of commerce from Vienna University of Economics and Business Administration in Austria as well as an MBA from The Darden Graduate School of Business Administration at The University of Virginia.

Mr. Meth was an executive officer of Intrinergy Deutschland Management GmbH (“IDM”) and Enviva Pellets GmbH and Co. KG (“EPD”), which were engaged in pellet manufacturing in Germany unrelated to our core business. Both entities filed for insolvency in Amtsgerichts Straubing, a district court located in Germany, in November 2010. Our predecessor distributed its indirect interests in IDM and EPD to our sponsor as part of the Reorganization.

William H. Schmidt, Jr. Mr. Schmidt has served as Executive Vice President, General Counsel and Secretary of our general partner since our inception in November 2013, and has served in the same capacity at our sponsor and Enviva, LP since March 2013. Mr. Schmidt is responsible for our and our sponsor’s legal affairs and for our sponsor’s corporate development activities. Prior to joining us, Mr. Schmidt was the Senior Vice President and General Counsel of Buckeye GP LLC, the general partner of Buckeye Partners, L.P., a master limited partnership that owned and operated petroleum pipelines and terminals in the U.S., marine terminals serving international petroleum markets, natural gas storage facilities, and a petroleum products marketing business. From November 2010 to February 2013, he was Vice President and General Counsel of Buckeye GP LLC and, from November 2007 to November 2010, he was Vice President, General Counsel and Secretary of Buckeye GP LLC. Prior to November 2007, Mr. Schmidt served as Vice President and General Counsel of Buckeye Pipe Line Services Company, an affiliate of Buckeye Partners, L.P., since February 2007 and as Associate General Counsel since September 2004. Mr. Schmidt also was the President of Lodi Gas Storage, L.L.C., a subsidiary of Buckeye Partners, L.P., from August 2009 to January 2012. Prior to joining Buckeye, Mr. Schmidt practiced law at Chadbourne & Parke LLP, an international law firm.

James P. Geraghty. Mr. Geraghty has served as Vice President and Controller of our general partner since our inception in November 2013, and has served in the same capacity at our sponsor and Enviva, LP since January 2011. From July 2008 to January 2011, Mr. Geraghty was Project Manager at Rose Financial Services, a consulting firm that specializes in assisting early stage high growth companies to scale their finance functions in preparation for private and public debt and equity offerings. Prior to that, he was the Controller at The George Washington University Hospital since July 2002. From September 1999 to July 2002, Mr. Geraghty worked in the Assurance and Business Advisory Services of Arthur Andersen, LLP. Mr. Geraghty holds a bachelor of science in Accounting from Mount Saint Mary’s University, an MBA from the George Washington University School of Business and holds a Certified Public Accountant accreditation.

E. Royal Smith. Mr. Smith has served as Vice President, Operations of our general partner and our sponsor since July 2014, and has served in the same capacity at Enviva, LP since April 2014. Prior to joining Enviva, LP, he served as Director of Operations, NAA Division of Guilford Performance Textiles, a global textile manufacturing company, from March 2012 to July 2014. From August 2010 to March 2012, Mr. Smith also served as Director of Quality, NAA Division. Prior to joining Guilford, Mr. Smith worked as a Plant Manager at Pactiv, a food packaging manufacturer, from May 2009 to August 2010. Mr. Smith served as General Manager of a facility operated by United Plastics Group International from December 2005 to May 2009, after serving in other roles at the company from April 2002. From January 1999 to September 1999, he served as Production Supervisor of The General Motors Corporation, before serving as Mechanical Device/Tool and Die Supervisor from September 1999 to August 2000. Mr. Smith holds a B.S. in Mechanical Engineering from GMI Engineering and Management Institute.

Michael B. Hoffman. Mr. Hoffman has served as a director on the board of directors of our general partner since our inception in November 2013. Mr. Hoffman is a partner of Riverstone, where he is principally responsible for investments in power and renewable energy for Riverstone’s funds and is based in New York. Mr. Hoffman is co-head of Riverstone’s Renewable Energy Funds I and II. Mr. Hoffman also serves on the board of directors of Pattern Energy Group Inc. Before joining Riverstone in 2003, Mr. Hoffman was senior managing director and head of the mergers and acquisitions advisory business of The Blackstone Group for 15 years, where he also served on the firm’s principal group investment committee as well as its executive committee. Prior to joining Blackstone, Mr. Hoffman was managing director and co-head of the mergers and acquisitions department of Smith Barney, Harris Upham & Co. In addition to serving on the boards of a number of Riverstone portfolio companies and their affiliates, Mr. Hoffman is chairman of the board of directors of Onconova Therapeutics Inc. His non-profit board affiliations include those of North Shore-Long Island Jewish Health System, Rockefeller University and the Municipal Arts Society. We believe Mr. Hoffman’s extensive leadership and financial expertise will enable him to contribute significant managerial, strategic and financial oversight skills to the board of directors of our general partner and our management team.

Until December 31, 2011, Mr. Hoffman served as an executive officer of Amaizeingly Green Products GP Ltd., which filed an application for a receivership order in Canada with the Ontario Superior Court of Justice under section 243(1) of the Bankruptcy and Insolvency Act on December 3, 2012.

Ralph C. Alexander. Mr. Alexander has served as a director on the board of directors of our general partner since our inception in November 2013. Mr. Alexander is a Managing Director of Riverstone and joined Riverstone in September 2007. During 2007, Mr. Alexander served as a consultant to TPG Capital. For nearly 25 years, Mr. Alexander served in various positions with subsidiaries and affiliates of BP plc, one of the world’s largest energy firms. From June 2004 until December 2005, he served as Chief Executive Officer of Innovene, BP’s $20 billion olefins and derivatives subsidiary. From 2001 until June 2004, he served as Chief Executive Officer of BP’s Gas, Power and Renewables and Solar segment and was a member of the BP group executive committee. Prior to that, Mr. Alexander served as a Group Vice President in BP’s Exploration and Production segment and BP’s Refinery and Marketing segment. He held responsibilities for various regions of the world, including North America, Russia, the Caspian, Africa and Latin America. Prior to these positions, Mr. Alexander held various positions in the upstream, downstream and finance groups of BP. In addition to serving on the boards of a number of Riverstone portfolio companies and their affiliates, Mr. Alexander is a director of Stein Mart Corporation since May 2007 and of EP Energy Corporation since September 2013. He previously served on the board of KiOR Inc., Amyris, Inc., Foster Wheeler AG and Anglo American plc. He holds a B.S. and M.S. in nuclear engineering from Brooklyn Polytech (now NYU Polytechnic) and holds an M.S. in management science from Stanford University. He is currently Chairman of the Board of NYU Polytechnic and is a New York University Trustee. We believe Mr. Alexander’s extensive experience with the energy industry enables him to provide essential guidance to the board of directors of our general partner and our management team.

Carl L. Williams. Mr. Williams has served as a director on the board of directors of our general partner since our inception in November 2013. Mr. Williams is a Managing Director at Riverstone. Prior to joining Riverstone in 2008, Mr. Williams was in the Global Natural Resources investment banking group at Goldman, Sachs & Co. from 2005 to 2008. While at Goldman, he focused on mergers and acquisitions and financing transactions in the power generation, alternative energy, oil and gas and refining industries. Prior to that, he held various positions in engineering and strategic sourcing with Lyondell Chemical Company, a supplier of raw materials and technology to the coatings industry, from 1999 to 2004. He received his MBA from Columbia Business School, and holds a BS in chemical engineering and a BA in economics and managerial studies from Rice University. We believe that Mr. Williams’ extensive experience in, and knowledge of, each of the finance and energy sectors will enable him to provide essential guidance to the board of directors of our general partner and our management team.

Robin J. A. Duggan. Mr. Duggan has served as a director on the board of directors of our general partner since our inception in November 2013. Mr. Duggan has been a Managing Director of Riverstone since 2014, and previously served as a Principal of Riverstone for seven years. Prior to joining Riverstone, Mr. Duggan was the founder of Commodity Optimization Ventures Ltd., a business that provided advice to clients in the private equity industry, including Texas Pacific Group. Before founding his business, he served for over 17 years in various positions with subsidiaries and affiliates of BP plc. From 2004 to 2005, Mr. Duggan was the Vice

President of European Business Optimization at Innovene, BP’s olefins and derivatives subsidiary, where he was responsible for commercial activity for olefins and refining in Europe and also oversaw Innovene’s successful separation from BP in Europe. From 1999 to 2003, Mr. Duggan held a number of senior level positions in BP’s Petrochemicals segment, including serving as the Performance Unit Leader of the Aromatics and Olefins division, Global Business Manager of the Styrene business unit, and the Planning, Performance and Strategy Manager of the Acetyls business unit. Prior to that time, Mr. Duggan held various positions in BP’s Upstream segment in the United Kingdom, Australia and Venezuela over a period of ten years. Mr. Duggan serves on the boards of a number of Riverstone portfolio companies and their affiliates. He holds a B.A in biochemistry from Oxford University and an M.S. in management science from Stanford University. Based upon his strong background in various aspects of the energy industry, we believe Mr. Duggan has the requisite set of skills to serve as a director.

John C. Bumgarner, Jr. Mr. Bumgarner is a nominee for the board of directors of our general partner. Mr. Bumgarner has been engaged in private investment since November 2002, and currently assists in operating a family-owned, multi-faceted real estate company. Mr. Bumgarner previously served as Co-Chief Operating Officer and President of Strategic Investments for Williams Communications Group, Inc., a high technology company, from May 2001 to November 2002. Williams Communications Group, Inc. filed a Plan of Reorganization with the U.S. Bankruptcy Court in August 2002. Mr. Bumgarner joined The Williams Companies, Inc., in 1977 and, prior to working at Williams Communications Group, Inc., served as Senior Vice President of Williams Companies Corporate Development and Planning, President of Williams International Company and President of Williams Real Estate Company. He most recently served as a director of Energy Partners, Ltd., an oil and natural gas exploration and production company, from January 2000 to February 2009, and at Market Planning Solutions Inc. from February 1982 until April 2011. Energy Partners, Ltd. filed a Plan of Reorganization with the U.S. Bankruptcy Court in May 2009. Mr. Bumgarner holds a B.S. from the University of Kansas and an M.B.A. from Stanford University. Mr. Bumgarner’s substantial experience as an executive at a conglomerate and as a director on boards of public and private companies engaged in a variety of industries provide him with unique insight that we expect will be particularly helpful and valuable to the board of directors of our general partner.

William K. Reilly. Mr. Reilly is a nominee for the board of directors of our general partner. Mr. Reilly served as Administrator of the U.S. Environmental Protection Agency from 1989 to 1993. Since June 1999, Mr. Reilly has served as President and Chief Executive Officer of Aqua International Partners, an investment group which finances water improvements in developing countries. He is also a Senior Advisor to TPG Capital. In 2010, Mr. Reilly was appointed by President Obama as co-chair of the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling. He currently serves on the board of directors of Royal Caribbean Cruises Ltd. and as a director of the National Geographic Education Foundation and the David and Lucille Packard Foundation. Mr. Reilly served as a director of Conoco Inc. from 1998 until its merger with Phillips Petroleum Company in 2002, and thereafter served as a director of ConocoPhillips until May 2013. From 1993 until April 2012, Mr. Reilly also served on the Board of Directors of E.I. duPont de Nemours and Company. He has also previously served as the first Payne Visiting Professor at Stanford University, President of the World Wildlife Fund and President of The Conservation Foundation. He is Chairman Emeritus of the World Wildlife Fund, Chairman Emeritus of the ClimateWorks Foundation and Chairman of the Nicholas Institute for Environmental Policy Solutions at Duke University. Mr. Reilly’s extensive environmental regulatory experience and his service on various other boards make him well qualified to serve as a member of the board of directors of our general partner, and will allow him to provide unique and valuable perspective on matters critical to our operations.

Janet S. Wong. Ms. Wong is a nominee for the board of directors of our general partner. Since January 2013, Ms. Wong has served as a National Advisor for Ascend, a non-profit professional organization that enables its members, corporate partners and the community to realize the leadership potential of Pan-Asians in global corporations. At Ascend, Ms. Wong has been a co-developer and instructor for its Executive Insight courses. Ms. Wong also currently sits on the board of directors of the Cynthia Woods Mitchell Pavilion, one of the top five outdoor amphitheaters in the U.S. for ticket sales and revenue, and on the Advisory Board of the College of Business of Louisiana Tech University. A Certified Public Accountant for over 30 years, Ms. Wong served as a Partner at Grant Thornton LLP from August 2008 through July 2012, where she was the Central Region Corporate and Partnership Services Lead Partner. In 2008, Ms. Wong retired from the partnership of KPMG, culminating a career with the global firm from 1985 through 2008, where she served as the National Industry Practice Lead Partner. Ms. Wong has extensive experience working with clients in the consumer markets, energy, financial services, manufacturing, and technology sectors. We believe Ms. Wong’s audit expertise and her professional and leadership experience will enable her to provide essential guidance to the board of directors of our general partner and our management team.

Director Independence

In accordance with the rules of the NYSE, on the date our common units first trade on the NYSE, our sponsor will have appointed at least one independent member to the board of directors of our general partner, and it will have appointed at least two independent members within 90 days of the effective date of the registration statement of which this prospectus forms a part and at least three independent members within 12 months of the effective date of the registration statement. By the closing of this offering, we expect that the board of directors of our general partner will have three independent directors meeting the independence standards established by the NYSE and the Exchange Act: John C. Bumgarner, Jr., William K. Reilly and Janet S. Wong. We expect that Ms. Wong and Messrs. Alexander and Bumgarner will serve as the initial members of the audit committee.

Committees of the Board of Directors

The board of directors of our general partner will have an audit committee, a conflicts committee, a compensation committee and a health, safety, sustainability and environmental committee.

Audit Committee

We are required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following consummation of this offering as described above. The audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to (1) retain and terminate our independent registered public accounting firm, (2) approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm, and (3) pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee and our management.

Conflicts Committee

At least one independent member of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest and determines to submit to the conflicts committee for review. The conflicts committee will determine if the resolution of the conflict of interest is adverse to the interest of the partnership. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, including our sponsor, and must meet the independence standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors, along with other requirements in our partnership agreement. Any matters approved by the conflicts committee will be conclusively deemed to be approved by us and all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

Compensation Committee

As a limited partnership to be listed on the NYSE, we will not be required to have a compensation committee. However, at the closing of this offering, the board of directors of our general partner will establish a compensation committee to, among other things, administer the long-term incentive plan adopted by our general partner, and establish and review general policies related to, and determine and approve, or make recommendations to the board with respect to, the compensation and benefits of the non-employee members of the board.

Health, Safety, Sustainability and Environmental Committee

At the closing of this offering, the board of directors of our general partner will form a Health, Safety, Sustainability and Environmental Committee (the “HSSE committee”). The HSSE committee will assist the board of directors of our general partner in fulfilling its oversight responsibilities with respect to the board’s and our continuing commitment to (i) ensuring the safety of our employees and the public and assuring that our businesses and facilities are operated and maintained in a safe and environmentally sound manner, (ii) sustainability, including sustainable forestry practices, (iii) delivering environmental benefits to our customers, the forests from which we source our wood fiber and the communities in which we operate and (iv) minimizing the impact of our operations on the environment. The HSSE committee will review and oversee our health, safety, sustainability and environmental policies, programs, issues and initiatives, review associated risks that affect or could affect us, our employees and the public and ensure proper management of those risks and reports to the board on health, safety, sustainability and environmental matters affecting us, our employees and the public. The members of the HSSE committee will be non-employee directors.

Executive Compensation

We and our general partner will not have operations until the closing of this offering. Accordingly, our general partner did not participate in the design or implementation of, nor will it have accrued any obligations with respect to, compensation for its executive officers for periods prior to the closing of this offering. However, if our general partner had operations during the 2014 fiscal year, then, with respect to such fiscal year, our principal executive officer would have been John K. Keppler and our next two most highly compensated executive officers would have been Stephen F. Reeves and William H. Schmidt, Jr. We refer to Messrs. Keppler, Reeves and Schmidt herein collectively as our “Named Executive Officers” or “NEOs.”

Because the executive officers of our general partner are employed by our sponsor, their compensation has historically been set by our sponsor and they currently receive all of their compensation and benefits for employment related to our business from our sponsor. Prior to the completion of this offering, we expect that the executive officers of our general partner will become employed by our affiliate, Enviva Management, and will continue to allocate their time between managing our business and the other businesses of our sponsor. However, the amount of time that each executive officer devotes to our business and the other businesses of our sponsor is determined based on a variety of factors. As of March 1, 2015, Mr. Keppler’s annual base salary was $400,000, Mr. Reeves’ annual base salary was $285,000 and Mr. Schmidt’s annual base salary was $260,100. In addition, each of our Named Executive Officers is eligible to receive a discretionary annual bonus, annual equity grant and matching and profit sharing contributions under the 401(k) plan in which they participate.

The MSA currently provides for the provision of services by personnel of our sponsor to Enviva, LP in exchange for a maximum annual fee. This annual fee includes, among other things, a portion of the compensation allocable to us that our sponsor provides to certain executive officers of our general partner. The MSA fee also currently includes the allocation to us of salaries and benefits of other employees of our sponsor (including our general partner’s executive officers who are not covered by the annual fee), and the MSA requires us to reimburse our sponsor, subject to certain annual limitations, for an allocable portion of the salaries and benefits of those employees engaged in providing certain specified services under the MSA based on the amount of time they spend providing services to us. For more information regarding the MSA, please read “Certain Relationships and Related Transactions—Other Transactions with Related Persons—Management Services Agreement.” Prior to the completion of this offering, all of our employees and management will become employed by Enviva Management, and we and our general partner will enter into a management services agreement with Enviva Management. For more information, please read “Certain Relationships and Related Transactions—Other Transactions with Related Persons—New Management Services Agreement.” The MSA will be automatically terminated upon the execution of the new management services agreement.

Employment Agreements

Our NEOs entered into employment agreements with Enviva Holdings, LP in 2014. We refer to these employment agreements herein collectively as the “Employment Agreements.” Each Employment Agreement includes an initial two-year term that automatically renews annually for successive 12-month periods unless either party provides written notice of non-renewal at least 60 days prior to each renewal date. We anticipate that, prior to the closing of this offering, the Employment Agreements will be amended and assigned to Enviva Management (or Enviva Management will enter into substantially similar agreements that supercede the existing Employment Agreements). Under the Employment Agreements, our NEOs are each entitled to an annualized base salary and are eligible for discretionary annual bonuses based on performance targets established annually by the board of directors of the general partner of our sponsor or a committee thereof, in its sole discretion. The Employment Agreements provide that each such annual bonus will have a target value that is not less than 110%, 90% and 70% of the annualized base salary of Messrs. Keppler, Reeves and Schmidt, respectively, as in effect on the first day of the calendar year to which such annual bonus relates. The Employment Agreements also provide that, following the closing of this offering, our NEOs will be eligible to receive annual awards based upon our common units under a long-term incentive plan that our general partner intends to adopt, as discussed below under “Long-Term Incentive Plan.” The Employment Agreements provide that such annual long-term incentive plan awards will have target values equal to 200%, 150% and 125% of the annualized base salary of Messrs. Keppler, Reeves and Schmidt, respectively, as in effect of the first day of the year to which such annual awards relate. As discussed below under “—Potential Payments Upon Termination or a Change in Control,” the Employment Agreements also provide for certain severance payments in the event a NEO’s employment is terminated under certain circumstances.

Potential Payments Upon Termination or a Change in Control

Under the Employment Agreements, if the applicable NEO’s employment is terminated without “cause,” by the applicable NEO for “good reason” or due to the applicable NEO’s “disability,” then so long as the applicable NEO executes (and does not revoke within the time provided to do so) a release in a form satisfactory to his employer within the time period specified in the Employment Agreements, he will receive the following severance benefits: (i) in the case of Mr. Keppler, a severance payment (generally payable in installments) in an aggregate amount equal to 1.5 (or, if such termination occurs within 12 months following a “change in control,” 2.0) times the sum of his annualized based salary and target annual bonus as in effect on the date of such termination; (ii) in the case of Messrs. Reeves and Schmidt, a severance payment (generally payable in installments) in an aggregate amount equal to the sum of his annualized based salary and target annual bonus as in effect on the date of such termination; (iii) full vesting of outstanding awards under the long-term incentive plan that our general partner intends to adopt (which vesting for awards that include a performance requirement (other than continued service) will be based on (1) actual performance if such termination occurs within six months prior to the expiration of the performance period or (2) target performance if such termination occurs at any other time during the performance period); and (iv) monthly reimbursement for the amount the NEO pays for continuation coverage under the employer’s group health plans for up to 12 months following such termination (or, in the case of Mr. Keppler, up to 18 months following such termination, plus Mr. Keppler would be entitled to an additional cash payment equal to six times his monthly premium for such coverage in the event his employment terminates within 12 months following a change in control and he has not obtained coverage under a group health plan sponsored by another employer within the time period specified in his Employment Agreement).

Under the Employment Agreements, “cause” means the applicable NEO’s: (i) material breach of any policy established by the employer or its affiliates that pertains to drug and/or alcohol abuse and is applicable to the NEO; (ii) engaging in acts of disloyalty to the employer or its affiliates, including fraud, embezzlement, theft, commission of a felony, or proven dishonesty; or (iii) willful misconduct in the performance of, or willful failure to perform a material function of, the NEO’s duties under the Employment Agreement. In addition, “good reason,” for purposes of the Employment Agreements, means, without the applicable NEO’s consent and subject to certain notice and cure periods, (w) the material diminution in such NEO’s authority, duties, title or responsibilities, (x) the material diminution in such NEO’s annualized base salary, minimum target annual bonus opportunity or target annual long-term incentive award, (y) the relocation of the geographic location of such NEO’s principal place of employment by more than 100 miles from the location of his principal place of employment as of the effective date of the Employment Agreement or (z) the employer’s delivery of a written notice of non-renewal of the Employment Agreement. “Disability” is defined for purposes of the Employment Agreements as existing if the applicable NEO is unable to perform the essential functions of his position, with reasonable accommodation, due to an illness or physical or mental impairment or other incapacity that continues for a period in excess of 90 days, whether consecutive or not, in any period of 365 consecutive days. The determination of a disability will be made by the employer after obtaining an opinion from a doctor selected by the employer. A “change in control” is defined in Mr. Keppler’s Employment Agreement to mean (1) the sale or disposal by Enviva Holdings, LP of all or substantially all of its assets to any person other than an affiliate of Enviva Holdings, LP, (2) the merger or consolidation of Enviva Holdings, LP with or into another entity (other than a merger or consolidation in which Enviva Holdings, LP’s unitholders immediately prior to such transaction retain a greater than 50% equity interest in the surviving entity), (3) the failure of Riverstone and its affiliates to possess the power to direct the management and policies of Enviva Holdings, LP, or (4) after the closing of this offering, (A) the sale of all or substantially all of our assets to any person other than one of our affiliates, (B) our merger or consolidation with or into another entity (other than a merger or consolidation in which our unitholders immediately prior to such transaction retain a greater than 50% equity interest in the surviving entity), or (C) the failure of Riverstone and its affiliates to possess the power to direct our management and policies.

The Employment Agreements also contain certain restrictive covenants pursuant to which our NEOs have recognized an obligation to comply with, among other things, certain confidentiality covenants as well as covenants not to compete in a defined market area with their employer (or any of its affiliates to which they have provided services or about which they have obtained confidential information) or solicit their employer’s or its affiliates’ employees, in each case, during the term of the agreement and for a period of one year thereafter.

Each of our NEOs holds Series E Units (and Messrs. Keppler and Reeves also hold Series C Units) representing limited partner interests in Enviva Holdings, LP that are intended to constitute profits interests. The Series C Units are fully vested, but certain of the Series E Units remain subject to vesting conditions based on the NEOs’ continued employment by our sponsor or one of its affiliates. The Restricted Units Agreements pursuant to which the Series E Units were granted provide that if a NEO’s employment with our sponsor or any of its affiliates is terminated by the NEO for “good reason,” by our sponsor or one of its affiliates without “cause” (including as a result of our sponsor or one of its affiliates providing notice of non-renewal under an employment agreement) or as a result of a NEO’s death or “disability,” then the number of unvested Series E Units in Enviva Holdings, LP, if any, that would have become vested in the 180-day period beginning on the date of such termination if the NEO had remained continuously employed by our sponsor or one of its affiliates during the entirety of such period will become vested as of the date of such termination. For this purpose, “cause,” “good reason” and “disability” generally have the same meanings assigned to them under the Employment Agreements.

Except as described above with respect to certain severance benefits under Mr. Keppler’s Employment Agreement, we do not currently provide any additional or enhanced payments or benefits to our Named Executive Officers in connection with any change in control transactions.

Long-Term Incentive Plan

Prior to the closing of this offering, our general partner intends to adopt the Enviva Partners, LP Long-Term Incentive Plan (the “LTIP”), pursuant to which non-employee directors of our general partner and certain employees and consultants of our general partner and its affiliates will be eligible to receive awards with respect to our common units. The description of the LTIP set forth below is a summary of the material anticipated features of the LTIP. This summary, however, does not purport to be a complete description of all of the anticipated provisions of the LTIP and is qualified in its entirety by reference to the LTIP, the form of which will be filed as an exhibit to this registration statement.

The LTIP will provide for the grant, from time to time, at the discretion of the board of directors of our general partner or a committee thereof, of unit options, unit appreciation rights, restricted units, phantom units, distribution equivalent rights (“DERs”) and other unit-based or cash awards. Subject to adjustment in the event of certain transactions or changes in capitalization, the aggregate number of common units that may be delivered pursuant to awards under the LTIP is expected to be an amount equal to 10% of the aggregate number of our common units and subordinated units outstanding immediately after the closing of this offering. Units subject to awards that are forfeited, cancelled, exercised, paid or otherwise terminated without the delivery of units, and units held back to cover the exercise price or tax withholding applicable to an award, will be available for delivery pursuant to other awards under the LTIP. The LTIP will be administered by the board of directors of our general partner or a committee thereof, either of which we refer to herein as the “committee.” The LTIP will be designed to promote our interests, as well as the interests of our unitholders, by rewarding the directors of our general partner and employees and consultants of our general partner and its affiliates for superior performance, as well as by strengthening our general partner’s and its affiliates’ abilities to attract, retain and motivate individuals who are essential for our growth and profitability.

Unit Options and Unit Appreciation Rights

The LTIP will permit the grant of unit options and unit appreciation rights covering common units. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units as of the exercise date over a specified exercise price, either in cash, common units or a combination thereof, as determined in the discretion of the committee. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the committee may determine, consistent with the terms of the LTIP; however, the exercise price of a unit option or unit appreciation right may not be less than the fair market value of a common unit on the date such unit option or unit appreciation right is granted.

Restricted Units and Phantom Units

The LTIP will also permit the grant of restricted units and phantom units. A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the participant holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the participant to receive a common unit (or such greater or lesser number of common units as may be provided pursuant to the applicable award agreement) upon the vesting of the phantom unit (or on a deferred basis upon specified future dates or events) or cash equal to the fair market value of a common unit (or such greater or lesser number of common units) or a combination thereof, as determined in the discretion of the committee. The committee may make grants of restricted and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the committee may determine are appropriate, including the period over which restricted or phantom units will vest. The committee may, in its discretion, base vesting on the participant’s completion of a period of service or upon the achievement of specified performance criteria or as otherwise set forth in an award agreement. Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units. The committee, in its discretion, may also grant tandem DERs with respect to phantom units. DERs are described in more detail below.

Distribution Equivalent Rights

The committee is authorized to grant DERs either in tandem with an award or as a separate award. DERs are contingent rights to receive an amount in cash, common units, restricted units, phantom units or any combination thereof, as determined by the committee in its discretion, equal to the cash distributions made on our common units during the period in which such DERs remain outstanding. The terms and conditions applicable to DERs will be determined by the committee and set forth in an award agreement.

Other Unit-Based Awards and Cash Awards

The LTIP will also permit the grant of “other unit-based awards,” which are awards that, in whole or in part, are denominated or payable in, valued in or otherwise based on or related to common units. An other unit-based award may be fully vested at grant, or the vesting of an other unit-based award may be based on a participant’s continued service, the achievement of specified performance criteria or other measures. An other unit-based award may be paid in cash and/or in units (including restricted units), as determined by the committee. Cash awards, as an element of or supplement to, or independent of any other award under the LTIP, may also be granted under the LTIP.

Source of Common Units; Cost; Proceeds

Common units to be delivered with respect to awards under the LTIP may consist, in whole or in part, of common units acquired by us or our general partner in the open market, common units already owned by our general partner or us, common units acquired by our general partner directly from us, one of our affiliates or any other person, new common units otherwise issuable by us or any combination of the foregoing, as determined by the committee in its discretion. With respect to awards made to non-employee directors of our general partner and employees and consultants of our general partner and its affiliates, our general partner will be entitled to reimbursement by us for the cost incurred in acquiring such common units or, with respect to unit options, for the difference between the cost it incurs in acquiring these common units and the proceeds it receives from a participant at the time of the participant’s exercise of an option. Thus, we will bear the cost of all awards under the LTIP. If we issue new common units with respect to these awards, the total number of common units outstanding will increase, and our general partner will remit the proceeds it receives from a participant, if any, upon exercise of an award to us. With respect to any awards settled in cash, our general partner will be entitled to reimbursement by us for the amount of the cash settlement.

Amendment or Termination of LTIP

The board of directors of our general partner, at its discretion, may terminate the LTIP at any time with respect to the common units for which an award has not previously been granted. The board of directors of our general partner also has the right to alter or amend the LTIP or any part of it from time to time. The committee has the right to amend any outstanding award granted under the LTIP, provided that no change in any outstanding award may be made that would materially reduce the benefit to a participant without the consent of the affected participant.

LTIP Awards

In connection with this offering, we expect that the committee will approve grants of phantom units under the LTIP to each of our named executive officers and certain other employees of Enviva Management consisting, in the aggregate, of approximately              phantom units (based on an assumed initial offering price of $            , the mid-point of the price range set forth on the cover page of this prospectus). It is anticipated that approximately         % of these phantom units will be subject to performance-based vesting conditions and that the remainder of these phantom units will be subject to time-based vesting conditions. We also expect that the committee will approve grants of phantom units to each of the non-employee directors of our general partner

consisting, in the aggregate, of approximately              phantom units (based on an assumed initial offering price of $            , the mid-point of the price range set forth on the cover page of this prospectus). All of the phantom units granted to the non-employee directors of our general partner are expected to be subject to time-based vesting conditions. We anticipate that all of the awards granted in connection with this offering will be granted upon the filing of the registration statement on Form S-8 relating to the common units to be issued under the LTIP. Each award will be subject to the terms and conditions of the LTIP and an award agreement that we will enter into with the applicable named executive officer, Enviva Management employee or non-employee director of our general partner.

Director Compensation

Officers or employees of our predecessor or our sponsor or its affiliates who also serve as directors of our general partner will not receive additional compensation for such service. Our general partner expects that its directors who are not also officers or employees of our predecessor or our sponsor or its affiliates will receive compensation for their service on our general partner’s board of directors and committees thereof. Our general partner anticipates that such compensation will consist of an annual retainer of $75,000, an additional annual retainer of $15,000 for service as the chair of any standing committee, an additional payment of $1,500 each time such director attends a board or committee meeting, and one or more awards under the LTIP relating to our common units that, in the aggregate, result in approximately $100,000 of annual compensation (based on the value of our common units on the date of grant of such awards). Until the earlier of (i) four years after a director is appointed to the board of directors of our general partner or (ii) the date on which such director first holds an amount of our common units with an aggregate value equal to at least $250,000, one-half of all annual retainers and payments for attending board or committee meetings will be paid to such director in the form of common units pursuant to the LTIP and the remainder will be paid in cash. Each non-employee director will be reimbursed for out-of-pocket expenses incurred in connection with attending board and committee meetings. Each director will be fully indemnified by us for actions associated with serving as a director to the fullest extent permitted under Delaware law.

In consideration of the time and effort required of the nominees for the board of directors of our general partner, Messrs. Bumgarner and Reilly and Ms. Wong have received compensation from our general partner since May 30, 2014 consisting of a cash retainer of $7,500 per month and $1,500 each time such nominee attends a meeting of our general partner’s directors and director nominees (or a subset thereof). Such compensation will continue until the date the nominee is appointed to the board of directors of our general partner (at which time he or she would be compensated in such capacity as described in the preceding paragraph) or such earlier date as the individual ceases to be a director nominee. Our general partner also reimburses the director nominees for their out-of-pocket expenses incurred while performing services as a director nominee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units and subordinated units of Enviva Partners, LP that will be issued and outstanding upon the consummation of this offering and the related transactions and held by:

•	our general partner;

•	beneficial owners of 5% or more of our common units;

•	each director, director nominee and named executive officer; and

•	all of our directors, director nominees and executive officers as a group.

Unless otherwise noted, the address for each beneficial owner listed below is 7200 Wisconsin Ave., Suite 1000, Bethesda, MD 20814.

Name of Beneficial Owner	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned	Subordinated Units Beneficially Owned	Percentage of Subordinated Units Beneficially Owned	Percentage of Common and Subordinated Units Beneficially Owned
Enviva MLP Holdco, LLC (1)(2)		%		100%	%
Enviva Partners GP, LLC	—	—%	—	—	—%
John K. Keppler	—	—%	—	—	—%
Stephen F. Reeves	—	—%	—	—	—%
Thomas Meth	—	—%	—	—	—%
William H. Schmidt, Jr.	—	—%	—	—	—%
Michael B. Hoffman	—	—%	—	—	—%
Ralph C. Alexander	—	—%	—	—	—%
Carl L. Williams	—	—%	—	—	—%
Robin J. A. Duggan	—	—%	—	—	—%
John C. Bumgarner, Jr.	—	—%	—	—	—%
William K. Reilly	—	—%	—	—	—%
Janet S. Wong	—	—%	—	—	—%
All directors, director nominees and executive officers as a group (12 persons)	—	—%	—	—	—%

(1)	R/C Renewable Energy GP II, LLC is the general partner of Riverstone/Carlyle Renewable Energy Partners II, L.P., which is the general partner of R/C Wood Pellet Investment Partnership, L.P., which is the sole member of Enviva Holdings GP, LLC, which is the general partner of Enviva Holdings, LP, which is the sole member of Enviva MLP Holdco, LLC. R/C Renewable Energy GP II, LLC is managed by an eight-person investment committee. Pierre F. Lapeyre, Jr., David M. Leuschen, Ralph C. Alexander, Michael B. Hoffman, Stephen J. Schaefer, Daniel A. D’Aniello and Edward J. Mathias are the members of the investment committee of R/C Renewable Energy GP II, LLC.
(2)	The address for each of R/C Renewable Energy GP II, LLC, Riverstone/Carlyle Renewable Energy Partners II, L.P. and R/C Wood Pellet Investment Partnership, L.P. is c/o Riverstone Holdings, LLC, 712 Fifth Avenue, 36th Floor, New York, New York 10019.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

After this offering, assuming that the underwriters do not exercise their option to purchase additional common units, our sponsor will own              common units and              subordinated units representing an aggregate approximately     % limited partner interest in us (excluding the incentive distribution rights, which cannot be expressed as a fixed percentage), and will own and control our general partner. Our sponsor will also appoint all of the directors of our general partner, which will maintain a non-economic general partner interest in us and be issued the incentive distribution rights.

The terms of the transactions and agreements disclosed in this section were determined by and among affiliated entities and, consequently, are not the result of arm’s length negotiations. These terms are not necessarily at least as favorable to the parties to these transactions and agreements as the terms that could have been obtained from unaffiliated third parties.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of Enviva Partners, LP.

Formation Stage

The aggregate consideration received by our general partner and its affiliates for the contribution of their interests in Enviva, LP	•	common units;

•	subordinated units; and

•	our incentive distribution rights.

We will distribute $ million of the net proceeds from this offering (after deducting the underwriting discount and structuring fee and the expenses of this offering) to our sponsor. To the extent the underwriters exercise their option to purchase additional common units, we will issue such units to the public and distribute the net proceeds to our sponsor. Any common units not purchased by the underwriters pursuant to their option will be issued to our sponsor.

Operational Stage

Distributions of cash available for distribution to our general partner and its affiliates	We will generally make cash distributions 100% to our unitholders, including affiliates of our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to 50.0% of the distributions above the highest target distribution level.

Assuming we have sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $ million on their units.

Payments to our general partner and its affiliates	Our general partner will not receive a management fee or other compensation for its management of our partnership, but we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its non-economic general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement—Withdrawal or Removal of Our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements with Affiliates in Connection with the Transactions

In connection with this offering, we have entered into or will enter into certain agreements with our sponsor, as described in more detail below.

Southampton Contribution Agreement

On November 25, 2014, we entered into a contribution agreement (the “Southampton Contribution Agreement”) pursuant to which Enviva, LP will convey the ownership interests in Enviva Pellets Southampton, LLC, the entity which owns the Southampton plant, to the Hancock JV upon the release of all liens on such interests and the Southampton plant under the Prior Senior Secured Credit Facilities. The agreement contains customary representations and warranties. Pursuant to the Southampton Contribution Agreement, we will indemnify the Hancock JV for losses to the extent they relate to liabilities occurring for periods prior to the date of contribution, including tax and environmental liabilities.

Contribution Agreements

Prior to the closing of this offering, we will enter into a contribution agreement (the “Initial Contribution Agreement”) that will effect certain transactions in connection with the closing of the Senior Secured Credit Facilities, including the transfer of ownership interests in Enviva, LP by our sponsor to us.

In connection with the closing of this offering, we will also enter into a contribution agreement (the “IPO Contribution Agreement”) that will effect certain transactions in connection with this offering, including the use of the net proceeds of this offering. While we believe this agreement is on terms no less favorable to any party than those that could have been negotiated with an unaffiliated third party, it will not be the result of arm’s-length negotiations. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Registration Rights Agreement

In connection with the closing of this offering, we will enter into a registration rights agreement with our sponsor pursuant to which we may be required to register the sale of the (i) common units issued (or issuable) to our sponsor pursuant to the IPO Contribution Agreement, (ii) subordinated units and (iii) common units issuable upon conversion of the subordinated units pursuant to the terms of the partnership agreement (together, the “Registrable Securities”) it holds. Under the registration rights agreement, our sponsor will have the right to request that we register the sale of Registrable Securities held by it, and our sponsor will have the right to require us to make available shelf registration statements permitting sales of Registrable Securities into the market from time to time over an extended period, subject to certain limitations. In addition, the registration rights agreement gives our sponsor piggyback registration rights under certain circumstances. The registration rights agreement also includes provisions dealing with indemnification and contribution and allocation of expenses. All of the Registrable Securities held by our sponsor and any permitted transferee will be entitled to these registration rights.

Other Transactions with Related Persons

Purchase Rights Agreement

We will enter into a purchase rights agreement with our sponsor pursuant to which our sponsor will provide to us, for a period of five years following the closing of this offering, a right of first offer to purchase the Southampton Plant, the Wilmington Projects or any other wood pellet production plant or deep-water marine terminal that it, its subsidiaries or any other entity that it controls (including the Hancock JV) owns and proposes to sell (each, a “ROFO Asset”). We will have thirty days following receipt of the sponsor entity’s intention to sell a ROFO Asset to propose an offer for the ROFO Asset. If we submit an offer, our sponsor will negotiate with us exclusively and in good faith to enter into a letter of intent or definitive documentation for the purchase of the ROFO Asset on mutually acceptable terms. If we are unable to agree to terms within 45 days, the sponsor entity will have 150 days to enter into definitive documentation with a third party purchaser on terms that are, in the good faith judgment of the sponsor entity selling such ROFO Assets, superior to the most recent offer proposed by us.

Biomass Purchase and Terminal Services Agreements

Prior to the closing of this offering, we will enter into a master biomass purchase and sale agreement (the “Biomass Purchase Agreement”) with the Hancock JV. Pursuant to the Biomass Purchase Agreement, the Hancock JV will sell to us, on a fixed-price basis, approximately 42,000 MT of wood pellets per month through November 2015, approximately 80,000 MT during the three months from December 2015 through February 2016, and approximately 35,000 MT during the three months from March 2016 through May 2016. We expect that the Hancock JV will source these wood pellets from the production at the Southampton plant that is not sold to Drax under its ten-year off-take contract, although it will be permitted to source these wood pellets from other production plants as well. The Hancock JV will also sell to us approximately 200,000 MT from February 2016 through August 2016, and approximately 60,000 MT from September 2016 through August 2017 on a fixed-price basis. We expect the Hancock JV will source these wood pellets from the Sampson plant that is not sold to DONG Energy under its off-take contract, although it will be permitted to source these wood pellets from other production plants as well. We will sell the wood pellets we purchase from the Hancock JV to our customers under our existing off-take contracts.

We will also enter into a terminal services agreement (the “Southampton Terminal Services Agreement”) with the Hancock JV, pursuant to which we will provide terminal services at our Chesapeake port for the production from the Southampton plant that is not sold to us under the Biomass Purchase Agreement. The Hancock JV will pay us a fee on a per ton basis for these services. The Southampton Terminal Services Agreement will also terminate automatically if we acquire the Southampton plant prior to the expiration of the term of the agreement.

On November 24, 2014, we also entered into a terminal services agreement with the Hancock JV, pursuant to which we will provide terminal services at our Chesapeake port on substantially the same terms as the Southampton Terminal Services Agreement for the production from the Sampson plant, if and to the extent that plant commences operations prior to the commencement of operations at the Wilmington terminal.

Management Services Agreement

As part of the Reorganization, certain employees of Enviva, LP were transferred to Enviva Holdings, LP and therefore, on November 9, 2012, Enviva, LP entered into a six-year management services agreement (the “MSA”) with Enviva Holdings, LP (the “Service Provider”) to provide Enviva, LP with general administrative and management services and other similar services (the “Services”). Prior to 2014, Enviva, LP incurred a maximum annual fee due to the Service Provider in the amount of $7.2 million. In addition, Enviva, LP is obligated to reimburse the Service Provider for all direct or indirect costs and expenses incurred by, or chargeable to, the Service Provider in connection with the Services. This includes (1) the portion of the salary and benefits of employees engaged in providing the Services reasonably allocable to the provision of the Services excluding those included in the annual fee, (2) the charges and expenses of any third party retained by the Service Provider to provide any portion of the Services and (3) office rent and expenses and other overhead costs of the Service Provider incurred in connection with, or reasonably allocable to, providing the Services (collectively, “Reimbursable Expenses”). Prior to 2014, the Reimbursable Expenses maximum was $3.0 million per year and is payable monthly. Beginning in 2014, each of the annual fee due and the maximum amount of Reimbursable Expenses are subject to an annual 2% escalation.

Previously, Enviva, LP incurred an annual monitoring fee paid quarterly to Riverstone/Carlyle Renewable Energy Partners II, L.P. equal to 0.4% of the average value of capital contributions during a fiscal quarter. Effective November 1, 2012, the annual monitoring fee attributable to the capital deployed to Enviva, LP was included in the MSA fee due to our sponsor. During the year ended December 31, 2014, the MSA fee did not include the annual monitoring fee. For the years ended December 31, 2014 and 2013, our sponsor incurred $1.4 million and $1.3 million, respectively, in monitoring fees.

The MSA will be automatically terminated upon the execution of the new management services agreement discussed below.

New Management Services Agreement

Prior to the closing of this offering, all of our employees and management will become employed by Enviva Management, and we and our general partner will enter into a management services agreement (the “New Management Services Agreement”) with Enviva Management whereby Enviva Management will provide us with all services necessary for the operation of our business. The New Management Services Agreement will have a term of five years and will thereafter be automatically renewed unless earlier terminated by us for cause. Enviva Management will also be able to terminate the agreement if we fail to reimburse it for its costs and expenses allocable to us.

Pursuant to the New Management Services Agreement, we will reimburse Enviva Management for all direct or indirect costs and expenses incurred by, or chargeable to, Enviva Management in connection with the provision of the services, including, without limitation, salary and benefits of employees engaged in providing such services, as well as office rent, expenses and other overhead costs of Enviva Management. Enviva Management will determine the amount of costs and expenses that is allocable to us.

Procedures for Review, Approval and Ratification of Transactions with Related Persons

We expect that the board of directors of our general partner will adopt policies for the review, approval and ratification of transactions with related persons. We anticipate the board will adopt a written code of business conduct and ethics, under which a director would be expected to bring to the attention of the chief executive officer or the board any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and us or our general partner on the other. The resolution of any such conflict or potential conflict should, at the discretion of the board in light of the circumstances, be determined by a majority of the disinterested directors.

If a conflict or potential conflict of interest arises between our general partner or its affiliates, on the one hand, and us or our unitholders, on the other hand, the resolution of any such conflict or potential conflict should be addressed by the board of directors of our general partner in accordance with the provisions of our partnership agreement. At the discretion of the board in light of the circumstances, the resolution may be determined by the board in its entirety or by a conflicts committee meeting the definitional requirements for such a committee under our partnership agreement.

Upon our adoption of our code of business conduct, we would expect that any executive officer will be required to avoid conflicts of interest unless approved by the board of directors of our general partner.

Please read “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest” for additional information regarding the relevant provisions of our partnership agreement.

The code of business conduct and ethics described above will be adopted in connection with the closing of this offering and, as a result, the transactions described above were not reviewed according to such procedures.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Summary of Applicable Duties

The Delaware Revised Uniform Limited Partnership Act, which we refer to as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to the limited partners and the partnership. Our partnership agreement contains provisions that eliminate and replace the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. Our partnership agreement also specifically defines the remedies available to unitholders for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law.

When our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith,” meaning it must act in a manner that it believes is not adverse to our interest. This duty to act in good faith is the default standard set forth under our partnership agreement and our general partner will not be subject to any higher standard.

Our partnership agreement specifies decisions that our general partner may make in its individual capacity, and permits our general partner to make these decisions free of any contractual or other duty to us or our unitholders. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to any units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation or amendment of the partnership agreement.

When the directors and officers of our general partner cause our general partner to manage and operate our business, the directors and officers must cause our general partner to act in a manner consistent with our general partner’s applicable duties. However, the directors and officers of our general partner have fiduciary duties to manage our general partner, including when it is acting in its capacity as our general partner, in a manner beneficial to our sponsor.

Conflicts may arise as a result of the duties of our general partner and its directors and officers to act for the benefit of its owners, which may conflict with our interests and the interests of our public unitholders. Where the directors and officers of our general partner are causing our general partner to act in its capacity as our general partner, the directors and officers must cause the general partner to act in good faith, meaning they cannot cause the general partner to take an action that they believe is adverse to our interest. However, where a decision by our general partner in its capacity as our general partner is not clearly not adverse to our interest, the directors of our general partner may determine to submit the determination to the conflicts committee for review or to seek approval by the unitholders, as described below.

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its directors, officers and owners (including our sponsor), on the one hand, and us and our limited partners, on the other hand.

Whenever a conflict arises between our general partner or its owners, on the one hand, and us or our limited partners, on the other hand, the resolution, course of action or transaction in respect of such conflict of interest shall be permitted and deemed approved by us and all our limited partners and shall not constitute a breach of our partnership agreement, of any agreement contemplated thereby or of any duty, if the resolution or course of action in respect of such conflict of interest is:

•	approved by the conflicts committee of our general partner, although our general partner is not obligated to seek such approval; or

•	approved by the holders of a majority of the outstanding common units, excluding any such units owned by our general partner or any of its affiliates.

Our general partner may, but is not required to, seek the approval of such resolutions or courses of action from the conflicts committee of its board of directors or from the holders of a majority of the outstanding common units as described above. If our general partner does not seek approval from the conflicts committee or from holders of common units as described above and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of us or any of our unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith. Unless the resolution of a conflict is specifically provided for in our partnership agreement, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner may consider any factors they determine in good faith to consider when resolving a conflict. An independent third party is not required to evaluate the resolution. Under our partnership agreement, a determination, other action or failure to act by our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) will be deemed to be “in good faith” unless our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) believed such determination, other action or failure to act was adverse to the interest of the partnership. Please read “Management—Committees of the Board of Directors—Conflicts Committee” for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others:

Actions taken by our general partner may affect the amount of cash available to pay distributions to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	entry into and repayment of current and future indebtedness;

•	issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

In addition, our general partner may use an amount, initially equal to $         million, which would not otherwise constitute operating surplus, in order to permit the payment of distributions on subordinated units and the incentive distribution rights. All of these actions may affect the amount of cash or equity distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “How We Make Distributions To Our Partners.”

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make such distribution on all outstanding units. Please read “How We Make Distributions To Our Partners—Operating Surplus and Capital Surplus—Operating Surplus.”

The directors and officers of our sponsor have a fiduciary duty to make decisions in the best interests of the owners of our sponsor, which may be contrary to our interests.

The officers and certain directors of our general partner have fiduciary duties to our sponsor that may cause them to pursue business strategies that disproportionately benefit our sponsor or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us, such as our sponsor, in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that replace the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to any units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation or amendment of the partnership agreement.

Our partnership agreement limits the liability of, and replaces the duties owed by, our general partner and also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement provides that:

•	our general partner will not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it believed that the decision was not adverse to the interest of the partnership, and, with respect to criminal conduct, did not act with the knowledge that its conduct was unlawful;

•	our general partner and its officers and directors will not be liable for monetary damages or otherwise to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such losses or liabilities were the result of the conduct of our general partner or such officer or director engaged in by it in bad faith or, with respect to any criminal conduct, with the knowledge that its conduct was unlawful; and

•	in resolving conflicts of interest, it will be presumed that in making its decision our general partner, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in our partnership agreement, including the provisions discussed above. Please read “—Fiduciary Duties.”

Common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not and will not be the result of arm’s-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our general partner will determine, in good faith, the terms of any of such future transactions.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval, necessary or appropriate to conduct our business including, but not limited to, the following actions:

•	expending, lending, or borrowing money, assuming, guaranteeing, or otherwise contracting for, indebtedness and other liabilities, issuing evidences of indebtedness, including indebtedness that is convertible into our securities, and incurring any other obligations;

•	preparing and transmitting tax, regulatory and other filings, periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	acquiring, disposing, mortgaging, pledging, encumbering, hypothecating or exchanging our assets or merging or otherwise combining us with or into another person;

•	negotiating, executing and performing contracts, conveyance or other instruments;

•	distributing cash;

•	selecting or dismissing employees and agents, outside attorneys, accountants, consultants and contractors and determining their compensation and other terms of employment or hiring;

•	maintaining insurance for our benefit;

•	forming, acquiring an interest in, and contributing property and loaning money to, any further limited partnerships, joint ventures, corporations, limited liability companies or other relationships;

•	controlling all matters affecting our rights and obligations, including bringing and defending actions at law or in equity or otherwise litigating, arbitrating or mediating, and incurring legal expense and settling claims and litigation;

•	indemnifying any person against liabilities and contingencies to the extent permitted by law;

•	purchasing, selling or otherwise acquiring or disposing of our partnership interests, or issuing additional options, rights, warrants, appreciation rights, phantom or tracking interests relating to our partnership interests; and

•	entering into agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Please read “The Partnership Agreement” for information regarding the voting rights of unitholders.

Common units are subject to our general partner’s call right.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at the market price calculated in accordance with the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement—Limited Call Right.”

We may choose to not retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee of the board of directors of our general partner and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the conflict committee in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict, although we may choose not to do so.

Our general partner’s affiliates may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Our partnership agreement provides that our general partner is restricted from engaging in any business other than guaranteeing debt of its affiliates and those activities incidental to its ownership of interests in us. However affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us, and our sponsor or its affiliates may acquire, construct or dispose of assets in the future without any obligation to offer us the opportunity to acquire those assets. In addition, under our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner and its affiliates. As a result, neither our general partner nor any of its affiliates have any obligation to present business opportunities to us.

The holder or holders of our incentive distribution rights may elect to cause us to issue common units to it in connection with a resetting of incentive distribution levels without the approval of our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

The holder or holders of a majority of our incentive distribution rights (initially our general partner) have the right, at any time when there are no subordinated units outstanding and we have made cash distributions in excess of the then-applicable third target distribution for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distribution levels at the time of the exercise of the reset election. Following a reset election, a baseline distribution amount will be calculated equal to an amount equal to the prior cash distribution per common unit for the fiscal quarter immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per unit without such conversion. However, our general partner may transfer the incentive distribution rights at any time. It is possible that our general partner or a transferee could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when the holders of the incentive distribution rights expect that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, the holders of the incentive distribution rights may be experiencing, or may expect to experience, declines in the cash distributions it receives related to the incentive distribution rights and may therefore desire to be issued our common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for them to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new common units to the holders of the incentive distribution rights in connection with resetting the target distribution levels. Please read “How We Make Distributions To Our Partners—Incentive Distribution Rights.”

Fiduciary Duties

Duties owed to unitholders by our general partner are prescribed by law and in our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership.

Our partnership agreement contains various provisions that eliminate and replace the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that otherwise might be prohibited by state law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has a duty to manage our partnership in good faith and a duty to manage our general partner in a manner beneficial to its owner. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. Replacing the fiduciary duty standards in this manner benefits our general partner by enabling it to take into consideration all parties involved in the proposed action. Replacing the fiduciary duty standards also strengthens the ability of our general partner to attract and retain experienced and capable directors. Replacing the fiduciary duty standards represents a detriment to our public unitholders because it restricts the remedies available to our public unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permits our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interests.

The following is a summary of the fiduciary duties imposed on general partners of a limited partnership by the Delaware Act in the absence of partnership agreement provisions to the contrary, the contractual duties of our general partner contained in our partnership agreement that replace the fiduciary duties that would otherwise be imposed by Delaware laws on our general partner and the rights and remedies of our unitholders with respect to these contractual duties:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that any action taken or transaction engaged in be entirely fair to the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith,” meaning that it believed its actions or omissions were not adverse to the interest of the partnership, and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These contractual standards replace the obligations to which our general partner would otherwise be held.

If our general partner does not obtain approval from the conflicts committee of the board of directors of our general partner or our common unitholders, excluding any such units owned by our general partner or its affiliates, and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, its board, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith. These standards replace the obligations to which our general partner would otherwise be held.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its duties or of our partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards	The Delaware Act provides that, unless otherwise provided in a partnership agreement, a partner or other person shall not be liable to a limited partnership or to another partner or to another person that is a party to or is otherwise bound by a partnership agreement for breach of fiduciary duty for the partner’s or other person’s good faith reliance on the provisions of the partnership agreement. Under our partnership agreement, to the extent that, at law or in equity an indemnitee has duties (including fiduciary duties) and liabilities relating thereto to us or to our partners, our general partner and any other indemnitee acting in connection with our business or affairs shall not be liable to us or to any partner for its reliance on the provisions of our partnership agreement.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that such losses or liabilities were the result of the conduct of our general partner or such officer or director engaged in by it in bad faith or, with respect to any criminal conduct, with the knowledge that its conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “How We Make Distributions To Our Partners.” For a description of other rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

American Stock Transfer & Trust Company, LLC will serve as the registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following, which must be paid by our unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor is appointed or has not accepted its appointment within 30 days of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Upon the transfer of a common unit in accordance with our partnership agreement, the transferee of the common unit shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of our partnership agreement; and

•	gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement, which we will adopt in connection with the closing of this offering. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide investors and prospective investors with a copy of our partnership agreement, when available, upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of cash available for distribution, please read “How We Make Distributions To Our Partners”;

•	with regard to the duties of, and standard of care applicable to, our general partner, please read “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

We were organized in November 2013 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose, as set forth in our partnership agreement, is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner shall not cause us to take any action that the general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of supplying utility-grade wood pellets, our general partner may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Cash Distributions

Our partnership agreement does not require us to pay distributions at any time or in any amount. Instead, the board of directors of our general partner will adopt a cash distribution policy to be effective as of the closing of this offering that will set forth our general partner’s intention with respect to the distributions to be made to unitholders.

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its incentive distribution rights. For a description of these cash distribution provisions, please read “How We Make Distributions To Our Partners.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that call for the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the common units, excluding those common units whose vote is controlled by our general partner or its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units.

In voting their common and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners.

The incentive distribution rights may be entitled to vote in certain circumstances.

Issuance of additional units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to , 2025 in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2⁄3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	No approval right. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	No approval right. Please read “—Transfer of Subordinated Units and Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in the General Partner.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific prior approval of our general partner.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•	arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Act; or

•	asserting a claim governed by the internal affairs doctrine

shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other court) in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years.

Following the completion of this offering, we expect that our subsidiaries will conduct business in several states and we may have subsidiaries that conduct business in other states or countries in the future. Maintenance of our limited liability as owner of our operating subsidiaries may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interest in our subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing common unitholders in our distributions. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing common unitholders in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have rights to distributions or special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity interests, which may effectively rank senior to the common units.

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue partnership interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The common unitholders will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, an affiliate of our general partner will own approximately     % of our outstanding common and subordinated units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed);

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974 (“ERISA”), whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•	conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement, without the approval of any limited partner, if our general partner determines that those amendments:

•	do not adversely affect the limited partners, considered as a whole, or any particular class of limited partners, in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Any amendment that our general partner determines adversely affects in any material respect one or more particular classes of limited partners, and is not permitted to be adopted by our general partner without limited partner approval, will require the approval of at least a majority of the class or classes so affected, but no vote will be required by any class or classes of limited partners that our general partner determines are not adversely affected in any material respect. Any such amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any such amendment that would reduce the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced. Any such amendment that would increase the percentage of units required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be increased. For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will neither result in a loss of limited liability to the limited partners nor result in our being treated as a taxable entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, voting as a single class, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our units will be an identical unit of our partnership following the transaction and the partnership interests to be issued do not exceed 20% of our outstanding partnership interests (other than incentive distribution rights) immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, we have received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Dissolution

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or its withdrawal or removal following the approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•	neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “How We Make Distributions To Our Partners—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to                     , 2025 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after                     , 2025, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2⁄3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class. The ownership of more than 33 1⁄3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. At the closing of this offering, an affiliate of our general partner will own    % of our outstanding limited partner units, including all of our subordinated units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist:

•	all subordinated units held by any person (other than the affiliates of the successor general partner) who did not, and whose affiliates did not, vote any units in favor of the removal of the general partner, will immediately and automatically convert into common units on a one-for-one basis; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and the incentive distribution rights of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and all its and its affiliates’ incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of our common unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in the General Partner

At any time, the owner of our general partner may sell or transfer all or part of its ownership interests in our general partner to an affiliate or third party without the approval of our unitholders.

Transfer of Subordinated Units and Incentive Distribution Rights

By transfer of subordinated units or incentive distribution rights in accordance with our partnership agreement, each transferee of subordinated units or incentive distribution rights will be admitted as a limited partner with respect to the subordinated units or incentive distribution rights transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of our partnership agreement; and

•	gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of subordinated units or incentive distribution rights as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Subordinated units and incentive distribution rights are securities and any transfers are subject to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner for the transferred subordinated units or incentive distribution rights.

Until a subordinated unit or incentive distribution right has been transferred on our books, we and the transfer agent may treat the record holder of the unit or right as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Enviva Partners GP, LLC as our general partner or from otherwise changing our management. Please read “—Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group, other than our general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply in certain circumstances. Please read “—Meetings; Voting.”

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons, as of a record date to be selected by our general partner, on at least 10, but not more than 60, days’ notice. The purchase price in the event of this purchase is the greater of:

•	the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the average of the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date that is three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units.”

Non-Taxpaying Holders; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us or any of our future subsidiaries, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend our partnership agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners (or their owners, to the extent relevant), has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by us or our subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the federal income tax status of our limited partners (and their owners, to the extent relevant); and

•	permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of such person’s federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner (or its owners, to the extent relevant), then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partners (or their owners, to the extent relevant); and

•	permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of our unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if authorized by the general partner and consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings.

The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. Our general partner may postpone any meeting of unitholders one or more times for any reason by giving notice to the unitholders entitled to vote at such meeting. Our general partner may also adjourn any meeting of unitholders one or more times for any reason, including the absence of a quorum, without a vote of the unitholders.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Interests.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates and purchasers specifically approved by our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units, as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record common unitholders under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Voting Rights of Incentive Distribution Rights

If a majority of the incentive distribution rights are held by our general partner and its affiliates, the holders of the incentive distribution rights will have no right to vote in respect of such rights on any matter, unless otherwise required by law, and the holders of the incentive distribution rights shall be deemed to have approved any matter approved by our general partner.

If less than a majority of the incentive distribution rights are held by our general partner and its affiliates, the incentive distribution rights will be entitled to vote on all matters submitted to a vote of unitholders, other than amendments and other matters that our general partner determines do not adversely affect the holders of the incentive distribution rights in any material respect. On any matter in which the holders of incentive distribution rights are entitled to vote, such holders will vote together with the subordinated units, prior to the end of the subordination period, or together with the common units, thereafter, in either case as a single class, and such incentive distribution rights shall be treated in all respects as subordinated units or common units, as applicable, when sending notices of a meeting of our limited partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement. The relative voting power of the holders of the incentive distribution rights and the subordinated units or common units, depending on which class the holders of incentive distribution rights are voting with, will be set in the same proportion as cumulative cash distributions, if any, in respect of the incentive distribution rights for the four consecutive quarters prior to the record date for the vote bears to the cumulative cash distributions in respect of such class of units for such four quarters.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•	any person who is or was a manager, managing member, general partner, director, officer, fiduciary or trustee of our partnership, our subsidiaries, our general partner, any departing general partner or any of their affiliates;

•	any person who is or was serving as a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of another person owing a fiduciary duty to us or our subsidiaries;

•	any person who controls our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless our general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. These books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of our common units, within 105 days after the close of each fiscal year, an annual report containing audited consolidated financial statements and a report on those consolidated financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 50 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website that we maintain.

We will furnish each record holder with information reasonably required for federal and state tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on their cooperation in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and in filing his federal and state income tax returns, regardless of whether he supplies us with the necessary information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each record holder; and

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed.

Under our partnership agreement, however, each of our limited partners and other persons who acquire interests in our partnership interests, do not have rights to receive information from us or any of the persons we indemnify as described above under “—Indemnification” for the purpose of determining whether to pursue litigation or assist in pending litigation against us or those indemnified persons relating to our affairs, except pursuant to the applicable rules of discovery relating to the litigation commenced by the person seeking information.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the rights to information that a limited partner would otherwise have under Delaware law.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other limited partner interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

In addition, in connection with this offering, we expect to enter into a registration rights agreement with our sponsor. Pursuant to the registration rights agreement, we will be required to file a registration statement to register the common units and subordinated units issued to our sponsor and the common units issuable upon the conversion of the subordinated units upon request of our sponsor. In addition, the registration rights agreement gives our sponsor piggyback registration rights under certain circumstances. The registration rights agreement also includes provisions dealing with holdback agreements, indemnification and contribution and allocation of expenses. These registration rights are transferable to affiliates of our sponsor and, in certain circumstances, to third parties. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, our sponsor will hold an aggregate of              common units and              subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least six months (provided we are in compliance with the current public information requirement), or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale would be entitled to freely sell those common units without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type and at any time without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Interests.”

Under our partnership agreement and the registration rights agreement that we expect to enter into, our general partner and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement and the registration rights agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

The executive officers and directors of our general partner and our sponsor have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read “Underwriting” for a description of these lock-up provisions.

Prior to the completion of this offering, we expect to adopt a new long-term incentive plan (the “Long-Term Incentive Plan”). If adopted, we intend to file a registration statement on Form S-8 under the Securities Act to register common units issuable under the Long-Term Incentive Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, common units issued under the Long-Term Incentive Plan will be eligible for resale in the public market without restriction after the effective date of the Form S-8 registration statement, subject to applicable vesting requirements, Rule 144 limitations applicable to affiliates and the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section summarizes the material federal income tax consequences that may be relevant to prospective unitholders and is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the federal income tax consequences to a prospective unitholder to vary substantially from those described below, possibly on a retroactive basis. Unless the context otherwise requires, references in this section to “we” or “us” are references to Enviva Partners, LP and its subsidiaries.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all federal income tax matters that affect us or our unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for federal income tax purposes), who have the U.S. dollar as their functional currency, who use the calendar year as their taxable year, and who hold units as capital assets (generally, property that is held for investment). This section has limited applicability to corporations, partnerships (including entities treated as partnerships for federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts (“IRAs”), employee benefit plans, real estate investment trusts or mutual funds. Accordingly, we encourage each unitholder to consult the unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences particular to that unitholder resulting from ownership or disposition of units and potential changes in applicable tax laws.

We have requested and obtained a favorable private letter ruling from the Internal Revenue Service (the “IRS”) to the effect that, based on facts presented in the private letter ruling request, our income from processing timber feedstocks into pellets and transporting, storing, marketing and distributing such timber feedstocks and wood pellets will constitute “qualifying income” within the meaning of Section 7704 of the Code. However, no ruling has been or will be requested from the IRS regarding our treatment as a partnership for U.S. federal income tax purposes. Instead, we will rely on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the Internal Revenue Service (the “IRS”) or a court. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for units and the prices at which our units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution. Furthermore, the tax consequences of an investment in us may be significantly modified by future legislative or administrative changes or court decisions, which may be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues: (1) the treatment of a unitholder whose units are the subject of a securities loan (e.g., a loan to a short seller to cover a short sale of units) (please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Taxation of the Partnership

Partnership Status

We expect to be treated as a partnership for U.S. federal income tax purposes and, therefore, generally will not be liable for entity-level federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if we make no cash distributions to the unitholder.

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes income and gains derived from the transportation, storage, processing and marketing of certain natural resources, including timber, as well as other types of income such as interest (other than from a financial business) and dividends. We estimate that less than     % of our current gross income is not qualifying income; however, this estimate could change from time to time.

We have requested and obtained a favorable private letter ruling from the IRS to the effect that, based on facts presented in the private letter ruling request, our income from processing timber feedstocks into pellets and transporting, storing, marketing and distributing such timber feedstocks and wood pellets will constitute “qualifying income” within the meaning of Section 7704 of the Code. However, no ruling has been or will be requested from the IRS regarding our treatment as a partnership for U.S. federal income tax purposes. Instead, we will rely on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. Based upon factual representations made by us and our general partner, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes. In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied in rendering its opinion include, without limitation:

(a) Neither we nor any of our partnership or limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes; and

(b) For each taxable year since and including the year of our initial public offering, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our unitholders in liquidation. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative or legislative action or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. One such legislative proposal would have eliminated the Qualifying Income Exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. A recent legislative proposal for comprehensive tax reform included a provision that would restrict the activities that generate qualifying income to exclude timber activities. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Our taxation as a corporation would materially reduce the cash available for distribution to unitholders and thus would likely substantially reduce the value of our units. Any distribution made to a unitholder at a time we are treated as a corporation would be (i) a taxable dividend to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in its units, and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of the partnership, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of securities loans, please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans.” Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under their particular circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our unitholders, we will not pay any federal income tax. Rather, each unitholder will be required to report on its federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Units

A unitholder’s tax basis in its units initially will be the amount paid for those units increased by the unitholder’s initial allocable share of our liabilities. That basis generally will be (i) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our liabilities and (ii) decreased, but not below zero, by the amount of all distributions to the unitholder, the unitholder’s share of our losses and any decreases in the unitholder’s share of our liabilities. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of units in this offering who owns those units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2016, will be allocated, on a cumulative basis, an amount of federal taxable income that will be         % or less of the cash distributed on those units with respect to that period. These estimates are based upon the assumption that earnings from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and that could be changed or with which the IRS could disagree. Accordingly, we cannot assure that these estimates will prove to be correct, and our counsel has not opined on the accuracy of such estimates. The actual ratio of taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could affect the value of units. For example, the ratio of taxable income to cash distributions to a purchaser of units in this offering would be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	we distribute less cash than we have assumed in making this projection; or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes during such period or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to the unitholder, unless such distributions exceed the unitholder’s tax basis in its units, in which case the unitholder generally will recognize gain taxable in the manner described below under “—Disposition of Units.”

Any reduction in a unitholder’s share of our “liabilities” will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units may decrease the unitholder’s share of our liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities (liabilities for which no partner bears the economic risk of loss) generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of our profits. Please read “—Disposition of Units.”

A non-pro rata distribution of money or property (including a deemed distribution as a result of the reallocation of our liabilities described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for a portion of the non-pro rata distribution. This deemed exchange generally will result in the unitholder’s recognition of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses

A unitholder may not be entitled to deduct the full amount of loss we allocate to it because its share of our losses will be limited to the lesser of (i) the unitholder’s tax basis in its units and (ii) in the case of a unitholder that is an individual, estate, trust or certain types of closely-held corporations, the amount for which the unitholder is considered to be “at risk” with respect to our activities. In general, a unitholder will be at risk to the extent of its tax basis in its units, reduced by (1) any portion of that basis attributable to the unitholder’s share of our liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (3) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment. A unitholder subject to the at risk limitation must recapture losses deducted in previous years to the extent that distributions (including distributions deemed to result from a reduction in a unitholder’s share of nonrecourse liabilities) cause the unitholder’s at risk amount to be less than zero at the end of any taxable year.

Losses disallowed to a unitholder or recaptured as a result of the basis or at risk limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used and will not be available to offset a unitholder’s salary or active business income.

In addition to the basis and at risk limitations, a passive activity loss limitation generally limits the deductibility of losses incurred by individuals, estates, trusts, some closely-held corporations and personal service corporations from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will be available to offset only passive income generated by us. Passive losses that exceed a unitholder’s share of passive income we generate may be deducted in full when the unitholder disposes of all of its units in a fully taxable transaction with an unrelated party. The passive loss rules generally are applied after other applicable limitations on deductions, including the at risk and basis limitations.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” generally is limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness allocable to property held for investment;

•	interest expense allocated against portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent allocable against portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses other than interest directly connected with the production of investment income. Net investment income generally does not include qualified dividend income or gains attributable to the disposition of property held for investment. A unitholder’s share of a publicly traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former unitholder or our general partner, we are authorized to treat the payment as a distribution of cash to the relevant unitholder or general partner. Where the tax is payable on behalf of all unitholders or we cannot determine the specific unitholder on whose behalf the tax is payable, we are authorized to treat the payment as a distribution to all current unitholders. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction

Our items of income, gain, loss and deduction generally will be allocated amongst our unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units or we make incentive distributions, gross income will be allocated to the recipients to the extent of these distributions.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code (or the principles of Section 704(c) of the Code) to account for any difference between the tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our units (a “Book-Tax Disparity”). As a result, the federal income tax burden associated with any Book-Tax Disparity immediately prior to an offering generally will be borne by our partners holding interests in us prior to such offering. In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Code to eliminate a Book-Tax Disparity, will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of the partner’s interest in us, which will be determined by taking into account all the facts and circumstances, including (i) the partner’s relative contributions to us, (ii) the interests of all the partners in profits and losses, (iii) the interest of all the partners in cash flow and (iv) the rights of all the partners to distributions of capital upon liquidation. Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations of income, gain, loss or deduction under our partnership agreement will be given effect for federal income tax purposes.

Treatment of Securities Loans

A unitholder whose units are loaned (for example, a loan to “short seller” to cover a short sale of units) may be treated as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, (i) any of our income, gain, loss or deduction allocated to those units would not be reportable by the lending unitholder and (ii) any cash distributions received by the unitholder as to those units may be treated as ordinary taxable income.

Due to a lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder that enters into a securities loan with respect to its units. Unitholders desiring to assure their status as partners and avoid the risk of income recognition from a loan of their units are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Tax Rates

Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

In addition, a 3.8% net investment income tax (“NIIT”) applies to certain net investment income earned by individuals, estates and trusts. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments and (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if married filing separately) or $200,000 (if the unitholder is unmarried or in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income and (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We will make the election permitted by Section 754 of the Code that permits us to adjust the tax bases in our assets as to specific purchasers of our units under Section 743(b) of the Code. That election is irrevocable without the consent of the IRS. The Section 743(b) adjustment separately applies to each purchaser of units based upon the values and bases of our assets at the time of the relevant purchase, and the adjustment will reflect the purchase price paid. The Section 743(b) adjustment does not apply to a person who purchases units directly from us.

Under our partnership agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with applicable Treasury Regulations. A literal application of Treasury Regulations governing a 743(b) adjustment attributable to properties depreciable under Section 167 of the Code may give rise to differences in the taxation of unitholders purchasing units from us and unitholders purchasing units from other unitholders. If we have any such properties, we intend to adopt methods employed by other publicly traded partnerships to preserve the uniformity of units, even if inconsistent with existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach. Please read “—Uniformity of Units.”

The IRS may challenge the positions we adopt with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of units due to lack of controlling authority. Because a unitholder’s tax basis for its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or nondepreciable assets. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in its tax return its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of those assets. If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation deductions previously taken, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

The costs we incur in offering and selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. Although there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses. Please read “Disposition of Units—Recognition of Gain or Loss.”

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders could change, and unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

A unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the unitholder’s amount realized and tax basis in the units sold. A unitholder’s amount realized generally will equal the sum of the cash and the fair market value of other property it receives plus its share of our liabilities with respect to the units sold. Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, such as depreciation recapture and our “inventory items,” regardless of whether such inventory item is substantially appreciated in value. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and capital gain or loss upon a sale of units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

For purposes of calculating gain or loss on the sale of units, the unitholder’s adjusted tax basis will be adjusted by its allocable share of our income or loss in respect of its units for the year of the sale. Furthermore, as described above the IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed in the paragraph above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of the units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” financial position, including a partnership interest with respect to which gain would be recognized if it were sold, assigned or terminated at its fair market value, in the event the taxpayer or a related person enters into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is authorized to issue Treasury Regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the final Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses could be reallocated among our unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to the month of disposition but will not be entitled to receive a cash distribution for that period.

Notification Requirements

A unitholder who sells or purchases any of its units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction in the case of a seller). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have “constructively” terminated as a partnership for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For such purposes, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may result in more than twelve months of our taxable income or loss being included in such unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31 generally would require that we file two tax returns for one fiscal year, thereby increasing our administration and tax preparation costs. However, pursuant to an IRS relief procedure the IRS may allow a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. Following a constructive termination, we would be required to make new tax elections, including a new election under Section 754 of the Code, and the termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination may either accelerate the application of, or subject us to, any tax legislation enacted before the termination that would not otherwise have been applied to us as a continuing as opposed to a terminating partnership.

Uniformity of Units

Because we cannot match transferors and transferees of units and other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements. Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units. These positions may include reducing the depreciation, amortization or loss deductions to which a unitholder would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to the validity of such filing positions.

A unitholder’s basis in units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss” above and “—Tax Consequences of Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans and other tax-exempt organizations as well as by non-resident alien individuals, non-U.S. corporations and other non-U.S. persons (collectively, “Non-U.S. Unitholders”) raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders that are tax-exempt entities or Non-U.S. Unitholders should consult their tax advisors before investing in our units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

Non-U.S. Unitholders are taxed by the United States on income effectively connected with a U.S. trade or business (“effectively connected income”) and on certain types of U.S.-source non-effectively connected income (such as dividends), unless exempted or further limited by an income tax treaty. Non-U.S. Unitholders will be considered to be engaged in business in the United States because of their ownership of our units. Furthermore, it is probable that they will be deemed to conduct such activities through permanent establishments in the U.S. within the meaning of applicable tax treaties. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes.

In addition, because a Non-U.S. Unitholder classified as a corporation will be treated as engaged in a United States trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain as adjusted for changes in the foreign corporation’s “U.S. net equity” to the extent reflected in the corporation’s effectively connected earnings and profits. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A non-U.S. unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the non-U.S. unitholder. Under a ruling published by the IRS interpreting the scope of “effectively connected income,” gain recognized by a Non-U.S. Unitholder from the sale of its interest in a partnership that is engaged in a trade or business in the United States will be considered to be “effectively connected” with a U.S. trade or business. Thus, part or all of a non-U.S. unitholder’s gain from the sale or other disposition of its units may be treated as effectively connected with a unitholder’s indirect U.S. trade or business constituted by its investment in us. Moreover, under the Foreign Investment in Real Property Tax Act, a non-U.S. unitholder generally will be subject to federal income tax upon the sale or disposition of a unit if (i) it owned (directly or indirectly constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business consisted of U.S. real property interests (which include U.S. real estate, including land, improvements, and associated personal property, and interests in certain entities holding U.S. real estate) at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. More than 50% of our assets may consist of U.S. real property interests. Therefore, non-U.S. unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to all of the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

The IRS may audit our federal income tax information returns. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully challenge the positions we adopt, and such a challenge could adversely affect the value of the units. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability and may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments unrelated to our returns.

Publicly traded partnerships generally are treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings of the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates our general partner.

The Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review may go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2)	a statement regarding whether the beneficial owner is:

(a)	a non-U.S. person;

(b)	a non-U.S. government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing; or

(c)	a tax-exempt entity;

(3)	the amount and description of units held, acquired or transferred for the beneficial owner; and

(4)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

Certain penalties may be imposed as a result of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion. We do not anticipate that any accuracy-related penalties will be assessed against us.

State, Local and Other Tax Considerations

In addition to federal income taxes, unitholders may be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property now or in the future, or in which the unitholder is a resident. We will initially own assets and conduct business in Mississippi, North Carolina, and Virginia, each of which currently impose a personal income tax on individuals and an income tax on corporations and other entities. In addition, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on its investment in us.

Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. We strongly recommend that each prospective unitholder consult, and depend upon, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, alternative minimum tax or non-U.S. tax consequences of an investment in us.

INVESTMENT IN ENVIVA PARTNERS, LP BY EMPLOYEE BENEFIT PLANS

An investment in our common units by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the prohibited transaction restrictions imposed by Section 4975 of the Internal Revenue Code and may be subject to provisions under certain other laws or regulations that are similar to ERISA or the Internal Revenue Code (“Similar Laws”). For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, certain Keogh plans, certain simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization.

General Fiduciary Matters

ERISA and the Internal Revenue Code impose certain duties on persons who are fiduciaries of an employee benefit plan that is subject to Title I of ERISA or Section 4975 of the Internal Revenue Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Internal Revenue Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan. In considering an investment in our common units, among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether, in making the investment, the employee benefit plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment is permitted under the terms of the applicable documents governing the employee benefit plan;

•	whether making the investment will comply with the delegation of control and prohibited transaction provisions under Section 406 of ERISA, Section 4975 of the Internal Revenue Code and any other applicable Similar Laws (see the discussion under “—Prohibited Transaction Issues” below);

•	whether in making the investment, the employee benefit plan will be considered to hold, as plan assets, (1) only the investment in our common units or (2) an undivided interest in our underlying assets (see the discussion under “—Plan Asset Issues” below); and

•	whether the investment will result in recognition of unrelated business taxable income by the employee benefit plan and, if so, the potential after-tax investment return. Please read “Material U.S. Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors.”

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in our common units is authorized by the appropriate governing instruments and is a proper investment for the employee benefit plan or IRA.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans and certain IRAs that are not considered part of an employee benefit plan from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the employee benefit plan or IRA, unless an exemption is applicable. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA Plan that engaged in such a prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Internal Revenue Code.

Plan Asset Issues

In addition to considering whether the purchase of our common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in our common units, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code and any other applicable Similar Laws.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under certain circumstances. Under these regulations, an entity’s underlying assets generally would not be considered to be “plan assets” if, among other things:

(1) the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are part of a class of securities that are widely held by 100 or more investors independent of the issuer and each other, “freely transferable” (as defined in the applicable Department of Labor regulations) and either part of a class of securities registered pursuant to certain provisions of the federal securities laws or sold to the plan as part of a public offering under certain conditions;

(2) the entity is an “operating company”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(3) there is no significant investment by benefit plan investors, which is defined to mean that, immediately after the most recent acquisition of an equity interest in any entity by an employee benefit plan, less than 25% of the total value of each class of equity interest, disregarding certain interests held by our general partner, its affiliates and certain other persons, is held by the employee benefit plans and IRAs referred to above.

With respect to an investment in our common units, we believe that our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (1) and (2) above and may also satisfy the requirements in (3) above (although we do not monitor the level of investment by benefit plan investors as required for compliance with (3)).

The foregoing discussion of issues arising for employee benefit plan investments under ERISA, the Internal Revenue Code and applicable Similar Laws is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. Plan fiduciaries contemplating a purchase of our common units should consult with their own counsel regarding the consequences of such purchase under ERISA, the Internal Revenue Code and Similar Laws in light of the serious penalties, excise taxes and liabilities imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the common units being offered, which underwriting agreement will be filed as an exhibit to the registration statement. Barclays Capital Inc., Goldman, Sachs & Co., RBC Capital Markets, LLC and Citigroup Global Markets Inc. are acting as representatives of the underwriters named below. Under the terms of the underwriting agreement and subject to the conditions therein, each of the underwriters named below has severally agreed to purchase from us the number of common units shown opposite the underwriter’s name below:

Underwriters	Number of Common Units
Barclays Capital Inc.
Goldman, Sachs & Co.
RBC Capital Markets, LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Raymond James & Associates, Inc.
U.S. Capital Advisors LLC

Total

The underwriting agreement provides that the underwriters’ obligation to purchase the common units included in this offering depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

•	the representations and warranties made by us to the underwriters being true;

•	there having been no material change in our business or the financial markets; and

•	our delivery of customary closing documents to the underwriters.

Commissions and Expenses

The following table shows the per common unit and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay a structuring fee equal to 0.50% of the gross proceeds from this offering (including any proceeds from the exercise of the option to purchase additional common units) to Barclays Capital Inc. and Goldman, Sachs & Co. for the evaluation, analysis and structuring of our partnership. In addition, we have agreed to reimburse the underwriters for fees and expenses related to any required review by the Financial Industry Regulatory Authority, Inc. (“FINRA”) in an amount not greater than $20,000.

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $         per common unit. After the offering, the representatives may change the offering price and other selling terms. Sales of common units made outside of the United States may be made by affiliates of the underwriters. The offering of the common units by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We estimate that the expenses of this offering will be approximately $          (excluding the underwriting discount and structuring fee) and are payable by us.

Option to Purchase Additional Common Units

We have granted the underwriters an option, exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of              additional common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than              common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this “Underwriting” section.

Lock-Up Agreements

We, our general partner, our sponsor, and the directors and executive officers of our general partner and our sponsor have agreed that, without the prior written consent of Barclays Capital Inc., we and they will not, directly or indirectly, (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future) any of our common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus. These restrictions do not apply to, among other things, the sale of common units pursuant to the underwriting agreement.

Barclays Capital Inc., in its sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common units and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time. Barclays Capital Inc. has no present intent or arrangement to release any of the securities that would be subject to these lock-up agreements.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price will be negotiated among the representatives and us. In determining the initial public offering price of our common units, we and the representatives expect to consider:

•	the history and prospects for the industry in which we operate;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common units of generally comparable companies.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common units, or that the common units will trade in the public market at or above the initial public offering price.

Indemnification

We and certain of our affiliates have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

We have been approved to list our common units on the NYSE under the symbol “EVA.” The underwriters have undertaken to sell the minimum number of common units to the minimum number of beneficial owners necessary to meet the NYSE distribution requirements for trading.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of common units offered by them.

Stamp Taxes

If you purchase common units offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, commercial banking and other services for us, our general partner and our sponsor, for which they received or will receive customary fees and expenses. For example, affiliates of Barclays Capital Inc., Goldman, Sachs & Co., RBC Capital Markets, LLC and Citigroup Global Markets Inc. are lenders and/or agents under our Prior Senior Secured Credit Facilities.

Furthermore, certain of the underwriters and their respective affiliates may, from time to time, enter into arms-length transactions with us in the ordinary course of their business. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities or instruments or the securities or instruments of our general partner or our sponsor. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Direct Participation Program Requirements

Because FINRA views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with FINRA Rule 2310. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Selling Restrictions

Hong Kong

Our common units may not be offered or sold in Hong Kong by means of this prospectus or any other document other than to (a) professional investors as defined in the Securities and Futures Ordinance of Hong Kong (Cap. 571, Laws of Hong Kong) (“SFO”) and any rules made under the SFO or (b) in other circumstances which do not result in this prospectus being deemed to be a “prospectus,” as defined in the Companies Ordinance of Hong Kong (Cap. 32, Laws of Hong Kong) (“CO”), or which do not constitute an offer to the public within the meaning of the CO or the SFO; and no person has issued or had in possession for the purposes of issue, or will issue or has in possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to our common units which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our common units which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors as defined in the SFO.

Singapore

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common units may not be circulated or distributed, nor may the common units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common units are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common units pursuant to an offer made under Section 275 of the SFA except:

(1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2) where no consideration is or will be given for the transfer;

(3) where the transfer is by operation of law;

(4) as specified in Section 276(7) of the SFA; or

(5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

VALIDITY OF OUR COMMON UNITS

The validity of our common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The section in this prospectus entitled “Industry Overview” has been reviewed by Hawkins Wright, which has confirmed to us that it accurately describes the utility-grade wood pellet industry, as indicated in the consent of Hawkins Wright filed as an exhibit to the registration statement on Form S-1 under the Securities Act of which this prospectus is a part.

The consolidated financial statements of Enviva, LP as of December 31, 2014 and 2013, and for each of the years in the two-year period ended December 31, 2014, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Green Circle Bio Energy, Inc. as of and for the years ended December 31, 2014 and 2013 appearing in this Registration Statement have been audited by Carr, Riggs & Ingram, LLC, an independent public accounting firm, and are included in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

The balance sheets of Enviva Partners, LP dated as of December 31, 2014 and 2013, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding our common units. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and our common units offered in this prospectus, we refer you to the registration statement and the exhibits and schedule filed as part of the registration statement. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

As a result of the offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website address on the Internet will be www.envivapartners.com, and we intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. After this offering, documents filed by us can also be inspected at the offices of the New York Stock Exchange Inc., 20 Broad Street, New York, New York 10002.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with GAAP within 90 days following the end of our fiscal year. We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited condensed interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year within 45 days following the quarter to which the report relates.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	the amount of our products that we are able to produce, which could be adversely affected by, among other things, operating difficulties;

•	the volume of our products that we are able to sell;

•	the price at which we are able to sell wood pellets;

•	our ability to integrate successfully the business of Green Circle (now known as Enviva Cottondale);

•	changes in the price and availability of natural gas or coal;

•	changes in prevailing economic conditions;

•	unanticipated ground, grade or water conditions;

•	inclement or hazardous weather conditions, including flooding;

•	environmental hazards;

•	fires, explosions or other accidents;

•	changes in domestic and foreign laws and regulations (or the interpretation thereof) related to the forestry product industry or power generators;

•	inability to acquire or maintain necessary permits;

•	inability to obtain necessary production equipment or replacement parts;

•	technical difficulties or failures;

•	labor disputes;

•	late delivery of raw materials;

•	inability of our customers to take delivery or their rejection of a delivery of our products;

•	changes in the price and availability of transportation;

•	our ability to borrow funds and access capital markets; and

•	certain factors discussed elsewhere in this prospectus.

All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

ENVIVA PARTNERS, LP AND SUBSIDIARIES

Unaudited Pro Forma Combined Financial Statements

Introduction

The following unaudited pro forma condensed combined financial statements of Enviva Partners, LP (the “Partnership,” “we,” “us” and “our”) reflect the historical consolidated results of Enviva, LP (the “Enviva Partners, LP Predecessor” or “Predecessor”) and give pro forma effect to the transactions described in the notes hereto, including:

•	The conveyance by Enviva Partners, LP Predecessor of its 100% equity interest in Enviva Pellets Southampton, LLC, which owns the 510,000 MTPY Southampton plant (the “Southampton plant”), to Enviva Wilmington Holdings, LLC, a joint venture between a wholly-owned subsidiary of Enviva Holdings, LP, Hancock Natural Resource Group, Inc. and certain other affiliates of John Hancock Life Insurance Company (the “Hancock JV”). Prior to the closing of the offering, Enviva Partners, LP will enter into a Biomass Purchase Agreement pursuant to which the Hancock JV will sell to Enviva Partners, LP, on a fixed-price basis, wood pellets which are expected to be sourced from the production at the Southampton plant. The purchased wood pellets from the Hancock JV will then be sold to the Partnership’s customers under existing off-take contracts;

•	The contribution of Enviva Holdings LP’s (our “sponsor”) interests in Enviva Pellets Cottondale, LLC and related selected assets and contracts to the Partnership by our sponsor. Our sponsor acquired Green Circle Bio Energy, Inc. (“Green Circle”) in January 2015. Our sponsor subsequently converted Green Circle into a Delaware limited liability company and changed the name of the entity to “Enviva Pellets Cottondale, LLC”;

•	The contribution of our sponsor’s interests in Enviva GP, LLC and Enviva, LP to us by our sponsor;

•	The execution of a new credit agreement for an aggregate $199.5 million senior secured credit facility comprised of a $174.5 million term loan facility, less an original issue discount of $2.0 million, and a $25.0 million revolving credit facility. During the pro forma periods presented, it is assumed that the full amount of the term loan facility was fully drawn and no amounts were drawn under the revolving credit facility; thus, we assume we will incur unused commitment fees, which will be charged to interest expense;

•	The term of the facility is assumed to be five years and borrowings bear interest, at our option, at either (i) base rate plus an applicable margin ranging from 2.80% to 3.25% or (ii) LIBOR (with a 1.00% floor for term loan borrowings) plus an applicable margin ranging from 3.80% to 4.25%;

•	The payment of $3.1 million of fees and expenses in connection with entry into the new senior secured credit facility. The debt issuance costs associated with the revolving credit facility are amortized on a straight line basis to interest expense;

•	The repayment of $88.3 million of existing indebtedness under the Predecessor’s prior credit facilities, which bears interest at the Eurodollar rate plus an applicable margin, which was 5.50% at December 31, 2014, and matures on November 9, 2017;

•	The consummation of this offering and the issuance of common units to the public, common units, subordinated units and the incentive distribution rights to affiliates of our sponsor;

•	The payment of underwriting discounts and commissions and a structuring fee;

•	The distribution of our Predecessor’s cash and cash equivalents and accounts receivable to our sponsor at the closing of the new credit facility;

•	The cash distribution to our sponsor of $87.0 million from the proceeds of the new credit facility; and

•	The cash distribution to our sponsor of $ million from the proceeds of this offering, offset by the reimbursement of $ million of fees and expenses related to this offering.

ENVIVA PARTNERS, LP AND SUBSIDIARIES

Unaudited Pro Forma Combined Financial Statements

The Partnership will own and operate certain of the assets of the Predecessor effective as of the closing of this offering. The contribution of certain of the Predecessor’s operations to the Partnership will be recorded at historical cost as it is considered a combination of entities under common control.

The unaudited pro forma condensed combined balance sheet of the Partnership is based on the audited historical consolidated balance sheet of the Predecessor as of December 31, 2014 and includes pro forma adjustments to give effect to the transactions as if they occurred on December 31, 2014.

The unaudited pro forma condensed combined statement of operations of the Partnership is based on the audited historical consolidated statement of operations of the Predecessor for the year ended December 31, 2014 and includes pro forma adjustments to give effect to the transactions as if they occurred on January 1, 2014.

The unaudited pro forma condensed combined financial statements have been prepared on the basis that the Partnership will be treated as a partnership for federal income tax purposes. The unaudited pro forma condensed combined financial statement should be read in conjunction with the notes accompanying these unaudited pro forma condensed combined financial statements and with the historical consolidated financial statements and related notes of the Predecessor, found elsewhere in this prospectus.

The pro forma adjustments to the audited historical financial statements are based on currently available information and certain estimates and assumptions. The actual effect of the transactions discussed in the accompanying notes ultimately may differ from the pro forma adjustments included herein. However, management believes that the assumptions used to prepare the pro forma adjustments provide a reasonable basis for presenting the significant effects of the transactions as currently contemplated and that the pro forma adjustments are factually supportable, give appropriate effect to the expected impact of events that are directly attributable to the transactions, and reflect those items expected to have a continuing impact on the Partnership.

The unaudited pro forma condensed combined financial statements of the Partnership are not necessarily indicative of the results that actually would have occurred if the Partnership had completed the transactions on the dates indicated or that could be achieved in the future.

ENVIVA PARTNERS, LP AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2014

(In thousands)

	Enviva, LP Historical	Green Circle Bio Energy, Inc.				Enviva Pellets Southampton, LLC(f)	Debt Facility Refinancing		Other Pro Forma Adjustments		Enviva Partners, LP Pro Forma
		Historical	Adjustments		Adjusted
Assets
Current assets:
Cash and cash equivalents	$592	$10,307	$—		$10,307	$(49)	$92,604	(g)	$(87,592	)(t)	$15,862
Accounts receivable, net	21,998	13,209	—		13,209	(84)	—		(21,998	)(t)	13,125
Inventories	18,064	4,275	—		4,275	(3,999)	—		—		18,340
Restricted cash	11,640	—	—		—	—	(11,640	)(h)	—		—
Deferred issuance costs	4,052	—	—		—	—	—		(4,052	)(u)	—
Prepaid expenses and other current assets	1,734	1,252	—		1,252	(66)	—		—		2,920

Total current assets	58,080	29,043	—		29,043	(4,198)	80,964		(113,642)		50,247
Property, plant and equipment, net	316,259	76,902	31,244	(a)	108,146	(92,976)	—		—		331,429
Intangible assets, net	722	—	9,000	(a)	9,000	—	—		—		9,722
Goodwill	4,879	—	59,207	(a)	59,207	—	—		—		64,086
Debt issuance costs, net	3,594	—	—		—	—	(477	)(i)	—		3,117
Other long-term assets	955	—	—		—	(84)	—		—		871

Total assets	$384,489	$105,945	$99,451		$205,396	$(97,258)	$80,487		$(113,642)		$459,472

Liabilities and Partners’ Capital
Current liabilities:
Accounts payable	$4,013	$3,196	$—		$3,196	$930	$—		$—		$8,139
Related party payable	2,354	—	—		—	—	—		—		2,354
Accrued liabilities	8,159	1,713	(333	)(b)	1,380	(1,975)	—		—		7,564
Deferred revenue	60	—	—		—	—	—		—		60
Related party notes payable	—	—	81,901	(c)	81,901	—	—		—		81,901
Current portion of interest payable	73	5	(5	)(a)	—	—	(73	)(g)	—		—
Current portion of long-term debt and capital lease obligations	10,237	11,696	(11,696	)(b)	—	(100)	(6,560	)(j)	—		3,577

Total current liabilities	24,896	16,610	69,867		86,477	(1,145)	(6,633)		—		103,595
Long-term debt and capital lease obligations	83,838	23,554	(23,554	)(b)	—	(1,005)	92,347	(j)	—		175,180
Deferred tax liabilities	—	—	—		—	—	—		—		—
Interest payable	572	—	—		—	(42)	—		—		530
Interest rate swap derivatives	101	2,047	(2,047	)(d)	—	—	—		—		101
Other long-term liabilities	554	5,007	(5,007	)(e)	—	—	—		—		554

Total liabilities	109,961	47,218	39,259		86,477	(2,192)	85,714		—		279,960
Commitments and contingencies
Partners’ capital:
Capital	—	58,727	(58,727)		—	—	—		—		—
Capital attributable to Enviva Holdings, LP	271,495	—	118,919		118,919	(95,066)	(5,227)		(113,642	)(u)	176,479
Noncontrolling partners’ interests	3,033	—	—		—	—	—		—		3,033

Total partners’ capital	274,528	58,727	60,192		118,919	(95,066)	(5,227)		(113,642)		179,512

Total liabilities and partners’capital	$384,489	$105,945	$99,451		$205,396	$(97,258)	$80,487		$(113,642)		$459,472

See accompanying notes to unaudited pro forma condensed combined financial statements.

ENVIVA PARTNERS, LP AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2014

(In thousands, except per unit amounts)

	Enviva, LP Historical	Green Circle Bio Energy, Inc.				Enviva Pellets Southampton, LLC(o)	Debt Facility Refinancing		Enviva Partners, LP Pro Forma
		Historical	Adjustments		Adjusted
Product sales	$286,641	$142,697	$—		$142,697	$—	$—		$429,338
Other revenue	3,495	446	—		446	—	—		3,941

Net revenue	290,136	143,143	—		143,143	—	—		433,279
Cost of goods sold, excluding depreciation and amortization	251,058	106,381	—		106,381	6,604	—		364,043
Depreciation and amortization	18,971	6,338	5,860	(k)	12,198	(5,224)	—		25,945

Total cost of goods sold	270,029	112,719	5,860		118,579	1,380	—		389,988

Gross margin	20,107	30,424	(5,860)		24,564	(1,380)	—		43,291
General and administrative expenses	11,132	4,154	(893	)(l)	3,261	(209)	—		14,184

Income (loss) from operations	8,975	26,270	(4,967)		21,303	(1,171)	—		29,107
Other income (expense):
Interest expense	(8,724)	(1,096)	1,096	(m)	—	94	(2,035	)(p)	(10,665)
Early extinguishment of debt	(73)	—	—		—	73	(7,248	)(q)	(7,248)
Other (expense) income	7	392	—		392	—	—		399

Total other (expense) income, net	(8,790)	(704)	1,096		392	167	(9,283)		(17,514)

Net income (loss) before income taxes	185	25,566	(3,871)		21,695	(1,004)	(9,283)		11,593
Income tax expense	—	(9,037)	9,037	(n)	—	—	—		—

Net income (loss)	185	16,529	5,166		21,695	(1,004)	(9,283)		11,593
Less loss attributable to noncontrolling partners’ interests	79	—	—		—	—	—		79

Net income (loss) attributable to Enviva Partners, LP	$264	$16,529	$5,166		$21,695	$(1,004)	$(9,283)		$11,672

Calculation of net income per limited partner unit:
Limited partners’ interest in net income
Net income per common unit
Net income per subordinated unit
Weighted average number of common units outstanding
Weighted average number of subordinated units outstanding

See accompanying notes to unaudited pro forma condensed combined financial statements.

ENVIVA PARTNERS, LP AND SUBSIDIARIES

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(Dollars and units in thousands, unless otherwise noted)

(1)	Basis of Presentation

The unaudited pro forma condensed combined balance sheet of Enviva Partners, LP and subsidiaries (the “Partnership”) as of December 31, 2014 is based on the audited historical consolidated balance sheet of Enviva, LP and subsidiaries (“Predecessor”) and includes pro forma adjustments to give effect to the transactions as described below as if they occurred on December 31, 2014.

The unaudited pro forma condensed combined statement of operations of the Partnership is based on the audited historical consolidated statement of operations of the Predecessor for the year ended December 31, 2014 and includes pro forma adjustments to give effect to the transactions as described below as if they occurred on January 1, 2014.

The Partnership will own and operate certain of the assets of the Predecessor effective as of the closing of this offering. The contribution of the Predecessor’s operations to the Partnership will be recorded at historical cost as it is considered a combination of entities under common control.

The pro forma adjustments described below are based upon currently available information and certain estimates and assumptions. The actual effect of the transactions ultimately may differ from the pro forma adjustments included herein. However, management believes that the assumptions used to prepare the pro forma adjustments provide a reasonable basis for presenting the significant effects of the transactions as currently contemplated and that the pro forma adjustments are factually supportable, give appropriate effect to the expected impact of events that are directly attributable to the transactions, and reflect those items expected to have a continuing impact on the Partnership. The unaudited pro forma combined financial statements may not be indicative of the results that actually would have occurred if the Partnership had completed the transactions on the dates indicated or that could be achieved in the future.

Our sponsor acquired Green Circle Bio Energy, Inc. (“Green Circle”) in January 2015, and subsequently converted it into a limited liability company and changed its name to “Enviva Pellets Cottondale, LLC”. The historical financial statements of Green Circle have been adjusted to reflect certain reclassifications in order to conform to our Predecessor’s financial statement presentation.

(2)	Pro Forma Adjustments and Assumptions

The unaudited pro forma condensed combined financial statements reflect the following adjustments:

(a)	To reflect fair value adjustments of property, plant and equipment, intangible assets related to favorable contracts and goodwill that was recorded by our sponsor in conjunction with the acquisition of Green Circle and contributed to the Partnership. Also reflects the elimination of certain assets and liabilities of Green Circle which will be retained by our sponsor.

(b)	Reflects the elimination of Green Circle’s long-term debt and capital lease obligations, including the current portion as these amounts were repaid in conjunction with the acquisition by our sponsor.

(c)	Reflects the net advances made by our sponsor under two related party notes payable to facilitate the acquisition of Green Circle, which were included in the contribution of Green Circle to the Partnership.

(d)	Eliminates interest rate swaps that were settled in conjunction with our sponsor’s acquisition of Green Circle.

(e)	Eliminates deferred tax liabilities, net which were eliminated prior to the contribution of Enviva Pellets Cottondale, LLC.

ENVIVA PARTNERS, LP AND SUBSIDIARIES

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(Dollars and units in thousands, unless otherwise noted)

(f)	Reflects the conveyance of Enviva Pellets Southampton, LLC to Enviva Wilmington Holdings, LLC, a joint venture between a wholly owned subsidiary of Enviva Holdings, LP, Hancock Natural Resource Group, Inc. and certain other affiliates of John Hancock Life Insurance Company (the “Hancock JV.”) The conveyance will be accounted for as a transfer of asset among commonly controlled entities and reflected as a decrease of Partners’ Capital. The effects of expected fixed price wood pellet purchases from the Southampton plant are reflected which results in ending inventory of $0.3 million and a liability of $1.4 million at December 31, 2014, on a pro forma basis.

(g)	Reflects the repayment of our Predecessor’s prior senior secured credit facilities in the amount of $88.3 million, the payment of associated accrued interest in the amount of $0.1 million and the release of $11.6 million of restricted cash related to the debt service reserve as required under our Predecessor’s prior credit agreement. Adjustments also include the proceeds from borrowings under a new senior secured credit term facility in the amount of $174.5 million including debt issuance costs of $3.1 million and original issuance discount of $2.0 million. The term of the new facility is expected to be five years. Borrowings from a first tranche of $99.5 million will bear interest at LIBOR plus a margin of 4.10% for the first year and borrowings from a second tranche of $75.0 million will bear interest at LIBOR plus 4.25%.

(h)	Reflects the release of $11.6 million of cash previously restricted to fund the debt service reserve.

(i)	Reflects the write-off of the remaining debt issuance costs, net of $3.6 million and the recording of debt issuance costs in the amount of $3.1 million related to the new senior secured credit facility.

(j)	Reflects the repayment of our Predecessor’s prior senior secured credit facilities in the amount of $88.3 million and the write-off of the associated $1.6 million of original issue discount. Includes proceeds from borrowings under the new senior secured credit facility in the amount of $174.5 million, less an original issue discount of $2.0 million.

(k)	Reflects the additional depreciation and amortization expense related to the Green Circle property, plant and equipment and intangible assets contributed to the Partnership.

(l)	Reflects the elimination of compensation expense related to stock appreciation rights.

(m)	Reflects the elimination of interest expense related to debt which was paid in full at the time of our sponsor’s acquisition of Green Circle.

(n)	Reflects the elimination of income tax expense incurred by Green Circle as Enviva Pellets Cottondale, LLC which was converted to a limited liability company.

(o)	Reflects the elimination of expenses of Enviva Pellets Southampton, LLC as a result of the conveyance to our sponsor and reflects fixed price wood pellet purchases of $74.8 million for the year ended December 31, 2014 from the Southampton plant under the terms of a Biomass Purchase Agreement with the Hancock JV. The wood pellets purchased will service the Partnership’s existing off-take contracts through May 2016. The price of wood pellets purchased is fixed on a per unit basis during the term of the purchase agreement.

(p)	Reflects the impact of removing interest expense and amortization of debt issuance costs related to our Predecessor’s prior credit agreement and the addition of interest expense, commitment fees and amortization of debt issuance costs related to the new senior secured credit facility.

(q)	Reflects the effects of the early extinguishment of our Predecessor’s prior credit agreement.

ENVIVA PARTNERS, LP AND SUBSIDIARIES

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(Dollars and units in thousands, unless otherwise noted)

(r)	Reflects the payment of estimated underwriting discounts and commissions and structuring fees totaling $ million. These fees will be allocated to the public common units.

(s)	Reflects the estimated proceeds of $ million from the issuance of common units at an assumed public offering price of $ common unit.

(t)	Represents a cash distribution to our sponsor of $87.6 million, consisting of $87.0 million from the proceeds of the new credit facility and $0.6 million of our Predecessor’s existing cash and cash equivalents. Also represents a distribution to our sponsor of our Predecessor’s existing accounts receivable at the time of the closing of the credit facility.

(u)	Reflects adjustments to Partners’ Capital, as follows:

December 31, 2014
Gross proceeds from initial public offering (see note (s))	$
Distribution to parent (see note (t))
Repayment of loan for the acquisition of Green Circle
Underwriting discounts and fees (see note (r))
Expenses and costs of initial public offering
Deferred issuance costs

Partners’ capital pro forma adjustment	$

(3)	Pro Forma Net Income per Limited Partner Unit

Pro forma net income per limited partner unit is determined by dividing the pro forma net income available to the limited partners by the number of common units and subordinated units expected to be outstanding following the offering. For purposes of this calculation, management assumed the aggregate number of common units were and subordinated units were             .

If the underwriters exercise their option to purchase additional common units in full, the total number of common units outstanding on a pro forma basis will not change. If the incentive distribution rights to be issued by the Partnership to affiliates of our sponsor had been outstanding from January 1, 2014, then based on the amount of unaudited pro forma net income for the year ended December 31, 2014, no distribution in respect of the incentive distribution rights would have been made. Accordingly, no effect has been given to the incentive distribution rights in computing unaudited pro forma earnings per common unit for the year ended December 31, 2014.

All units were assumed to have been outstanding since the beginning of the periods presented. Basic and diluted pro forma net income per unit are equivalent because there will be no dilutive units at the date of the closing of the offering.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Enviva Partners GP, LLC

We have audited the accompanying consolidated balance sheets of Enviva, LP and subsidiaries (the Company), as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in partners’ capital, and cash flows for each of the years in the two-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Enviva, LP and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

(signed) KPMG LLP

McLean, Virginia

March 2, 2015

ENVIVA, LP AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2014 and 2013

(In thousands, except for number of units)

	2014	2013
Assets
Current assets:
Cash and cash equivalents	$592	$3,558
Accounts receivable, net of allowance for doubtful accounts of $61 in 2014 and $59 in 2013	21,998	26,169
Inventories	18,064	19,083
Restricted cash	11,640	3,084
Deferred issuance costs	4,052	2,152
Prepaid expenses and other current assets	1,734	2,953

Total current assets	58,080	56,999
Property, plant and equipment, net of accumulated depreciation of $40.9 million in 2014 and $22.3 million in 2013	316,259	330,167
Intangible assets, net of accumulated amortization of $1.0 million in 2014 and $0.7 million in 2013	722	1,051
Goodwill	4,879	4,879
Debt issuance costs, net of accumulated amortization of $3.0 million in 2014 and $1.6 million in 2013	3,594	4,985
Other long-term assets	955	1,922

Total assets	$384,489	$400,003

Liabilities and Partners’ Capital
Current liabilities:
Accounts payable	$4,013	$8,306
Related party payable	2,354	—
Accrued liabilities	8,159	18,005
Deferred revenue	60	602
Current portion of interest payable	73	506
Current portion of long-term debt and capital lease obligations	10,237	5,435

Total current liabilities	24,896	32,854
Long-term debt and capital lease obligations	83,838	95,089
Interest payable	572	541
Interest rate swap derivatives	101	108
Other long-term liabilities	554	—

Total liabilities	109,961	128,592
Commitments and contingencies
Partners’ capital:
Capital attributable to Enviva Holdings, LP	271,495	268,299
Noncontrolling partners’ interests	3,033	3,112

Total partners’ capital	274,528	271,411

Total liabilities and partners’ capital	$384,489	$400,003

See accompanying notes to consolidated financial statements.

ENVIVA, LP AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2014 and 2013

(In thousands, except per unit amounts)

	2014	2013
Product sales	$286,641	$176,051
Other revenue	3,495	3,836

Net revenue	290,136	179,887
Cost of goods sold, excluding depreciation and amortization	251,058	152,720
Depreciation and amortization	18,971	11,827

Total cost of goods sold	270,029	164,547

Gross margin	20,107	15,340
General and administrative expenses	11,132	16,373

Income (loss) from operations	8,975	(1,033)
Other income (expense):
Interest expense	(8,724)	(5,460)
Early retirement of debt obligation	(73)	—
Other income	7	996

Total other expense, net	(8,790)	(4,464)

Net income (loss)	185	(5,497)
Less loss attributable to noncontrolling partners’ interests	79	58

Net income (loss) attributable to Enviva, LP	$264	$(5,439)

See accompanying notes to consolidated financial statements.

ENVIVA, LP AND SUBSIDIARIES

Consolidated Statements of Changes in Partners’ Capital

Years ended December 31, 2014 and 2013

(In thousands)

	Capital Attributable to Enviva Holdings, LP	Noncontrolling Partners’ Interests	Total Partners’ Capital
Balance at December 31, 2012	$212,788	$3,170	$215,958
Contributed capital	60,945	—	60,945
Share-based compensation expense	5	—	5
Net loss	(5,439)	(58)	(5,497)

Balance at December 31, 2013	268,299	3,112	271,411
Contributed capital	2,930	—	2,930
Share-based compensation expense	2	—	2
Net income (loss)	264	(79)	185

Balance at December 31, 2014	$271,495	$3,033	$274,528

See accompanying notes to consolidated financial statements.

ENVIVA, LP AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2014 and 2013

(In thousands)

	2014	2013
Cash flows from operating activities:
Net income (loss)	$185	$(5,497)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	19,009	11,887
Amortization of debt issuance costs and original issue discount	2,021	1,009
General and administrative expense incurred by Enviva Holdings, LP	928	—
Early retirement of debt obligation	73	—
Loss on disposals of property, plant and equipment	269	223
Loss on deposit of property, plant and equipment	71	—
Share-based compensation	2	5
Change in fair value of interest rate swap derivatives	(7)	(36)
Change in operating assets and liabilities:
Accounts receivable	3,880	(15,977)
Prepaid expenses and other assets	3,478	1,088
Inventories	1,168	(8,090)
Other long-term assets	279	—
Accounts payable and accrued liabilities	(1,889)	8,301
Accrued interest	(248)	(713)
Deferred revenue	(542)	471
Other long-term liabilities	757	(248)

Net cash provided by (used in) operating activities	29,434	(7,577)
Cash flows from investing activities:
Purchases of property, plant and equipment	(14,733)	(124,732)
Restricted cash	44	8,910
Proceeds from the sale of equipment	25	23

Net cash used in investing activities	(14,664)	(115,799)
Cash flows from financing activities:
Principal payments on debt and capital lease obligations	(58,136)	(7,537)
Cash paid related to debt issuance costs	—	(23)
Cash restricted for debt service	(8,600)	(540)
Proceeds from debt issuance	49,000	65,000
Proceeds from contributions from Enviva Holdings, LP	—	58,335

Net cash (used in) provided by financing activities	(17,736)	115,235

Net decrease in cash and cash equivalents	(2,966)	(8,141)
Cash and cash equivalents, beginning of period	3,558	11,699

Cash and cash equivalents, end of period	$592	$3,558

See accompanying notes to consolidated financial statements.

ENVIVA, LP AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 2014 and 2013

(In thousands)

	2014	2013
Non-cash investing and financing activities:
The Company acquired property, plant and equipment in non-cash transactions as follows:
Property, plant and equipment acquired included in accounts payable and accrued liabilities	$830	$10,581
Property, plant and equipment acquired included in other current assets	175	—
Property, plant and equipment acquired under capital leases	290	259
Financed insurance	2,157	2,011
Grant receivable included in other liabilities	187	—
Capitalized debt issuance costs and original issue discount	—	1,011
Depreciation capitalized to inventories	149	401
Early retirement of debt obligation:
Deposit applied to principal outstanding under promissory note	391	—
Deposit applied to accrued interest under promissory note	154	—
Non-cash capital contributions from Enviva Holdings, LP	2,001	2,610
Supplemental information:
Interest paid on continuing operations, net of capitalized interest of $0 million and $1.4 million, respectively	$6,734	$3,745

See accompanying notes to consolidated financial statements.

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

(1)	Business

Enviva, LP (the “Company” or “Enviva”) was organized as a Delaware limited partnership on March 18, 2010. The Company supplies utility-grade wood pellets to major power generators under long-term, take-or-pay off-take contracts. The Company acquires wood fiber from landowners and other suppliers, dries and processes that fiber into wood pellets at industrial-scale production plants and transports those products to deep-water marine terminals where they are stored and then distributed to customers. Wood pellets are sold to Northern European power generators who use them as a substitute fuel for coal in dedicated biomass or co-fired coal power plants. The Company operates five industrial-scale wood pellet production plants located in the Mid-Atlantic and Gulf Coast regions of the United States. Wood pellets are exported from a wholly owned deep-water marine terminal in Chesapeake, Virginia (the “Chesapeake terminal”) and from a third-party deep-water marine terminal in Mobile, Alabama (the “Mobile terminal”) under a long-term contract. In addition to wood pellet production, the Company also has an agreement with one U.S. integrated utility to procure and manage logistics for wood chips, which are used to fuel converted coal-fired power plants.

Enviva MLP Holdco, LLC is the owner of the Company. Enviva Holdings, LP is the owner of Enviva MLP Holdco, LLC. Enviva Holdings GP, LLC (the “General Partner”) is the General Partner of the Company.

Enviva, LP has 100% ownership of the following:

•	Enviva Pellets Amory, LLC (“Enviva Pellets Amory”)

•	Enviva Pellets Ahoskie, LLC (“Enviva Pellets Ahoskie”)

•	Enviva Port of Chesapeake, LLC (“Enviva Port of Chesapeake”)

•	Enviva Pellets Northampton, LLC (“Enviva Pellets Northampton”)

•	Enviva Pellets Southampton, LLC (“Enviva Pellets Southampton”)

•	Enviva Materials, LLC (“Enviva Materials”)

•	IHE Holdings, LLC (“IHE Holdings”)

Enviva, LP had 67% ownership to the following:

•	Enviva Pellets Wiggins, LLC (“Enviva Pellets Wiggins”)

During 2013, Enviva Holdings, LP contributed $58.3 million to the Company for the purpose of the construction of certain facilities. During 2014, Enviva Holdings, LP did not contribute any amounts for the purpose of the construction of certain facilities.

(2)	Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated.

Certain amounts for the year ended December 31, 2013 have been reclassified to conform to the current presentation.

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S., or GAAP, requires management to make judgments, estimates and assumptions that affect the amounts reported in the Company’s consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Segment and Geographic Information

Operating segments are defined as components of an enterprise about which discrete financial information is available and regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business as one operating segment. All long-lived assets of the Company are located in the United States.

Other Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of partners’ capital but are excluded from net income (loss). The Company had no components of other comprehensive income (loss) for the years ended December 31, 2014 and 2013.

Cash and Cash Equivalents

Cash and cash equivalents consist of short–term, highly liquid investments readily convertible into cash with an original maturity of three months or less.

Restricted Cash

The Company is party to irrevocable standby letters of credit, in connection with contracts between Enviva and third parties, in the ordinary course of business. As of December 31, 2014 and 2013, the Company had insignificant amounts classified as restricted cash as a result of the irrevocable standby letters of credit.

The Company funds a restricted debt service reserve account in connection with its Senior Secured Credit Facilities (see Note 8, Long-Term Debt and Capital Lease Obligations). The Credit and Guaranty Agreement requires the Company to fund a restricted debt service reserve account according to a debt service reserve requirement minimum. As of December 3, 2014 and 2013, the Company had $11.6 million and $3.0 million, respectively, deposited to the restricted debt service reserve account.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. In establishing an allowance for doubtful accounts, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews the aging of accounts receivables monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. There were no bad debt write–offs during the years ended December 31, 2014 and 2013. The Company has an allowance for doubtful accounts in the amount of $61.4 and $58.8 as of December 31, 2014 and 2013, respectively. The Company does not have any off–balance–sheet credit exposure related to its customers.

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

Inventories

Inventories consist of raw materials, work-in-progress, consumable tooling and finished goods. Fixed production overhead, including related depreciation expense, is allocated to inventory based on the normal capacity of the facilities. To the extent the Company does not achieve normal production levels, the Company charges such under absorption of fixed overhead to operations.

Consumable tooling consists of spare parts and tooling to be consumed in the production process. Spare parts are expensed as used and tooling items are amortized to expense over an estimated service life.

Inventories are stated at the lower of cost or market using the first–in, first–out method (“FIFO”) for all inventories.

Revenue Recognition

The Company primarily earns revenue by supplying wood pellets to customers under long-term, U.S. dollar-denominated contracts (also referred to as “off-take” contracts). The Company refers to the structure of the contracts as “take-or-pay” because they include a firm obligation to take a fixed quantity of product at a stated price and provisions that ensure the Company will be made whole in the case of the customer’s failure to accept all or a part of the contracted volumes or for termination by the customer. Each contract defines the annual volume of wood pellets that the customer is required to purchase and the Company is required to sell, and the fixed-price per metric ton for product satisfying a base net calorific value and the technical specifications of the product, as well as, in some instances, provides for price adjustments for actual product specification and changes in underlying costs. Revenues from the sale of wood pellets are recognized when the goods are shipped, title passes, the sales price to the customer is fixed and collectability is reasonably assured.

Depending on the specific off-take contract, shipping terms are either Cost, Insurance and Freight (“CIF”) or Free on Board (“FOB”). Under a CIF contract, the Company procures and pays for shipping costs which include insurance and all other charges up to the port of destination for the customer. These costs are included in the price to the customer and as such, are included in revenue and cost of goods sold. Under an FOB contract, the customer is responsible for shipping costs directly.

In some cases, the Company may purchase shipments of product from a third-party supplier and resell them in back-to-back transactions that immediately transfer title and risk of loss to the ultimate purchaser. Thus, the revenue from these transactions is recorded net of costs paid to the third-party supplier. The Company records this revenue as “Other revenue.”

In instances when a customer requests the cancellation, deferral or acceleration of a shipment, the customer may pay a fee, including reimbursement of any incremental costs incurred by the Company, which is included in revenue.

Cost of Goods Sold

Cost of goods sold includes the costs to produce and deliver wood pellets to customers. Raw material, production and distribution costs associated with delivering wood pellets to the ports and third-party wood pellet purchase costs are capitalized as a component of inventory. Fixed production overhead, including the related depreciation expense, is allocated to inventory based on the normal capacity of the facilities. These costs are reflected in costs of goods sold when inventory is sold. During the ramp period when production volume is often

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

below the expected plant capacity, the Company charges such under absorption of fixed overhead to expense. Distribution costs associated with shipping wood pellets to customers and amortization are expensed as incurred. Inventory is recorded using FIFO which requires the use of judgment and estimates. Given the nature of the inventory, the calculation of costs of goods sold is based on estimates used in the valuation of the FIFO inventory and in determining the specific composition of inventory that is sold to each customer.

Additionally, the purchase price of an acquired customer contract that was recorded as an intangible asset is amortized as deliveries are made during the contract term.

Derivative Instruments

The Company uses derivative financial instruments to manage its exposure to fluctuations in interest rates on long–term debt as required per the terms of the Senior Secured Credit Facilities (see Note 8, Long–Term Debt and Capital Lease Obligations). The Company does not hold or issue derivative financial instruments for trading or speculative purposes. The Company accounts for interest rate swaps by recognizing all derivative financial instruments on the consolidated balance sheets at fair value. The Company’s interest rate swap agreements do not qualify for hedge accounting; therefore, the gain or loss is recognized in the consolidated statements of operations in interest expense.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, which includes the fair values of assets acquired. Equipment under capital leases are stated at the present value of minimum lease payments. Useful lives of assets are based on historical experience and are adjusted when changes in the expected physical life of the asset, its planned use, technological advances, or other factors show that a different life would be more appropriate. Changes in useful lives that do not result in the impairment of an asset are recognized prospectively.

Depreciation and amortization are calculated using the straight–line method based on the estimated useful lives of the related assets. Plant and equipment held under capital leases are amortized on a straight–line basis over the shorter of the lease term or estimated useful life of the asset.

Construction in progress primarily represents expenditures for the development and expansion of facilities. Capitalized interest cost and all direct costs, which include equipment and engineering costs related to the development and expansion of facilities, are capitalized as construction in progress. Depreciation is not recognized for amounts in construction in progress.

Normal repairs and maintenance costs are expensed as incurred. Amounts incurred that extend an asset’s useful life, increase its productivity or add production capacity are capitalized. Direct costs, such as outside labor, materials, internal payroll and benefit costs, incurred during the construction of a new plant are capitalized; indirect costs are not capitalized.

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

The principal useful lives are as follows:

Asset	Estimated useful life
Land improvements	15 to 17 years
Buildings	5 to 40 years
Machinery and equipment	2 to 25 years
Vehicles	5 to 6 years
Furniture and office equipment	2 to 10 years
Leasehold improvements	Shorter of estimated useful life or lease term, generally 10 years

Costs and accumulated depreciation applicable to assets retired or sold are removed from the accounts, and any resulting gain or loss is included in the consolidated statement of operations.

Debt Issuance Costs and Original Issue Discount

The Company incurred debt issuance costs and original issue discount in connection with the Senior Secured Credit Facilities (see Note 8, Long–Term Debt and Capital Lease Obligations) due 2017, which included legal fees and other direct expenses.

Debt issuance costs, net at December 31, 2014 and 2013, were $3.6 million and $5.0 million, respectively. Amortization of debt issuance costs was $1.4 million for the years ended December 31, 2014 and 2013. Original issue discount was $1.6 million and $2.3 million at December 31, 2014 and 2013, respectively, and is recorded net of debt on the consolidated balance sheets. Amortization of original issue discount for the years ended December 31, 2014 and 2013 was $0.6 million. For the years ended December 31, 2014 and 2013, $0 million and $0.3 million, respectively, of original issue discount was capitalized to construction in progress, and $0.6 million and $0.3 million, respectively, was included in interest expense on the consolidated statements of operations.

Capitalized Interest

The Company capitalizes interest cost incurred on debt during the construction of major projects. A reconciliation of total interest cost to interest expense as reported in the consolidated statements of operations for the years ended December 31, 2014 and 2013 is as follows:

	2014	2013
Interest cost capitalized to construction in progress	$—	$1,428
Interest cost charged to operations	8,724	5,460

Total interest cost	$8,724	$6,888

Goodwill

Goodwill represents the purchase price paid for an acquired business in excess of the identifiable acquired assets and assumed liabilities. Goodwill is not amortized, but is tested for impairment annually and whenever an event occurs or circumstances change such that it is more likely than not that the fair value of the reporting unit is less than its carrying amounts. The Company has identified one reporting unit which corresponds to the Company’s one segment and has selected the fourth fiscal quarter to perform its annual goodwill impairment test.

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

A qualitative assessment is first made to determine whether it is necessary to perform quantitative testing. If this initial qualitative assessment indicates that it is more likely than not that the fair value is more than its carrying value, goodwill is not considered impaired and the Company is not required to perform the two-step impairment test. Qualitative factors considered in this assessment include (i) macroeconomic conditions, (ii) past, current and projected future financial performance, (iii) industry and market considerations, (iv) changes in the costs of raw materials, fuel and labor and (v) entity-specific factors such as changes in management or customer base.

If the results of the qualitative assessment indicate that it is more likely than not that goodwill is impaired, the Company will perform a two-step impairment test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill.

For the years ended December 31, 2014 and 2013, the Company applied the qualitative test and determined that it was more likely than not that the estimated fair value of the reporting unit substantially exceeded the related carrying value, and, accordingly, was not required to apply the two-step impairment test. The Company has not recorded any goodwill impairment for the years ended December 31, 2014 and 2013.

In making this qualitative analysis, the Company evaluated the following economic factors:

•	The Company’s consolidated financial results reflect continued improved financial performance in 2014 compared to 2013 as reflected by increases in revenue and metric tons sold, as well as the generation of positive net income in 2014.

•	The Company continued its expansion of production capacity with the first full year of operations at the Northampton and Southampton plants in 2014.

•	The Company now benefits from five production plants located in the Southeastern U.S. The Company began deliveries under two new customer contracts in 2013.

•	The Company has had no cancellations of contracts.

•	The Company has expanded its customer base with a sale of wood pellets to an Asian trading house in South Korea in 2013.

Intangible Assets

The Company recorded payments made to acquire a customer contract from another supplier as an intangible asset. These costs are recoverable through the future revenue streams generated from the customer contract and are so closely related to the revenue from the customer contract. These costs are recorded as an asset and charged to expense as the Company recognizes revenue. All other costs, such as general and administrative expenses and costs associated with the negotiation of a contract that is not consummated, are charged to expense as incurred.

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

Intangible assets are evaluated for impairment when events and changes in circumstances indicate the carrying value may not be recoverable. At December 31, 2014 and 2013, intangible assets included an acquired customer contract. The customer contract intangible is amortized as the Company makes deliveries during the contract term (see Note 14, Goodwill and Other Intangible Assets).

Deferred Issuance Costs

Deferred issuance costs, primarily consisting of legal, accounting, printing and other fees relating to the Company’s planned initial public offering, are capitalized. These costs will be offset against the initial public offering proceeds upon the completion of the offering. In the event the offering is terminated, all deferred costs will be expensed. As of December 31, 2014 and 2013, the Company had capitalized $4.1 million and $2.2 million of deferred issuance costs, respectively.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist primarily of prepaid insurance and a related party receivable (see Note 9, Related Party Transactions).

Other Long-Term Assets

Other long-term assets primarily consist of the long-term portion of prepaid insurance (see Note 9, Related Party Transactions), notes receivable and security deposits for utilities, and a deposit made under the Company’s incentive agreement with Southampton County for the extension of a natural gas line (see Note 13, Commitments and Contingencies).

Advertising

Costs incurred related to advertising of the Company’s products and services are expensed as incurred.

Income Taxes

The Company’s U.S. operations are organized as limited partnerships and several entities that are disregarded entities for federal and state income tax purposes. As a result, the Company is not subject to U.S. federal and most state income taxes. The members and unitholders of the Company are liable for these income taxes on their share of the Company’s taxable income. Some states impose franchise and capital taxes on the Company. Such taxes are not material to the consolidated financial statements and have been included in other income (expense) as incurred.

Share–Based Compensation

The Company recognizes employee share-based compensation related to Enviva Holdings, LP Series C restricted units as a cost in the consolidated financial statements and a corresponding equity adjustment. Equity- classified awards are measured at the grant date fair value using the Option Pricing Method, which employs the Black- Scholes-Merton option-pricing model. Total equity value was estimated using a discounted cash flow analysis. Share- based compensation cost was minimal for the years ended December 31, 2014 and 2013, and is included in general and administrative expenses on the consolidated statements of operations.

The units primarily have a vesting schedule of three years with 25% vesting on the effective date and 25% for each anniversary date thereafter. No equity-classified awards were granted to employees of the Company during the years ended December 31, 2014 and 2013. As of December 31, 2014, the unrecognized compensation cost related to the unvested Series C units was immaterial.

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

Impairment of Long-Lived Assets

Long–lived assets, such as property, plant and equipment and amortizable intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long–lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to such asset or asset group’s carrying value. If the carrying value of the long–lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Fair Value Measurements

The Company applies authoritative accounting guidance for fair value measurements of financial and nonfinancial assets and liabilities. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Recent and Pending Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers. The new standard provides new guidance on the recognition of revenue and states that an entity should recognize revenue when control of the goods or services transfers to the customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. The new standard also requires significantly expanded disclosure regarding qualitative and quantitative information about the nature, timing and uncertainty of revenue and cash flow arising from contract with customers. The new standard will be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The standard permits the use of either applying retrospectively the amendment to each prior reporting period

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

presented or retrospectively with the cumulative effect of initially applying at the date of initial application. The Company expects to implement the new standard on January 1, 2017 and is in the process of evaluating the impact of adoption on its consolidated financial statements and has not determined which implementation method will be adopted. The Company’s adoption is not expected to have a material effect on the recognition of revenue.

(3)	Significant Risks and Uncertainties Including Business and Credit Concentrations

The Company’s business is significantly impacted by greenhouse gas emission legislation in the European Union (the “E.U.”). If the E.U. reduces restrictions on carbon emissions, the Company’s ability to enter into new contracts as the current contracts expire may be adversely affected.

The Company’s primary industrial customers are located in Northern Europe. Three customers accounted for 97% of the Company’s product sales in 2014 and three customers accounted for 86% of the Company’s product sales in 2013.

The Company’s cash and cash equivalents are placed in or with various financial institutions. The Company has not experienced any losses on such accounts and does not believe it has any significant risk in this area.

(4)	Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31:

	2014	2013
Land	$11,984	$11,854
Land improvements	24,899	24,190
Buildings	57,275	57,198
Machinery and equipment	259,186	253,131
Vehicles	768	687
Furniture and office equipment	1,736	835

	355,848	347,895
Less accumulated depreciation	(40,858)	(22,330)

	314,990	325,565
Construction in progress	1,269	4,602

Total property, plant and equipment, net	$316,259	$330,167

Total depreciation expense was $18.7 million and $11.6 million for the years ended December 31, 2014 and 2013, respectively. At December 31, 2014, the Company had assets under capital leases with a cost and related accumulated depreciation of $1.1 million and $0.7 million, respectively and at December 31, 2013 had assets under capital leases with a cost and related accumulated depreciation of $0.4 million and $0.2 million, respectively.

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

(5)	Inventories

Inventories consisted of the following at December 31:

	2014	2013
Raw materials and work-in-process	$6,880	$6,651
Consumable tooling	6,934	6,413
Finished goods	4,250	6,019

Total inventories	$18,064	$19,083

(6)	Derivative Instruments

The Company uses interest rate swaps that meet the definition of a derivative instrument to manage changes in interest rates on its variable–rate debt instruments.

The Credit and Guaranty Agreement requires the Company to swap a minimum of 50% of the term loan balance outstanding under the Senior Secured Credit Facilities. In connection with the issuance of the Senior Secured Credit Facilities (see Note 8, Long–Term Debt and Capital Lease Obligations), the Company entered into floating-to-fixed interest rate swaps (the Company receives a floating market rate and pays a fixed interest rate) to manage the interest rate exposure related to the Senior Secured Credit Facilities. During 2014, the Company reduced the notional amount of the interest rate swaps to $60.5 million, to reflect the decrease in the outstanding principal under the term loan of the Senior Secured Credit Facilities. During 2013, the interest rate swaps were increased to $65.0 million to reflect the increase in the outstanding principal under the term loan of the Senior Credit Facilities.

The Company does not enter into derivative instruments for any purpose other than to manage cash flow. The Company does not speculate using derivative instruments. The counterparties to the interest rate swaps are large financial institutions.

The Company recorded insignificant amounts related to the change in the fair value of the interest rate swap agreements for the years ended December 31, 2014 and 2013.

The Company’s interest rate swaps consisted of the following at December 31:

Interest Rate Swap (Notional Value)	Fixed Rate Percentage	Floating Rate Percentage	Maturity	December 31, 2014 Fair Value
$30,234	1.480%	1.250%	December 24, 2015	$(63)
30,234	1.493%	1.250%	December 30, 2016	(38)

				$(101)

Interest Rate Swap (Notional Value)	Fixed Rate Percentage	Floating Rate Percentage	Maturity	December 31, 2013 Fair Value
$32,500	1.480%	1.250%	December 24, 2015	$(106)
32,500	1.493%	1.250%	December 30, 2016	(2)

				$(108)

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

(7)	Fair Value Measurements

The amounts reported in the consolidated balance sheets as cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other assets, accounts payable, related party payable and accrued liabilities approximate fair value because of the short–term nature of these instruments.

Interest rate swaps and long-term and short-term debt are classified as Level 2 instruments due to the usage of market prices not quoted on active markets and other observable market data. The carrying amount of Level 2 instruments approximates fair value as of December 31, 2014 and 2013.

(8)	Long–Term Debt and Capital Lease Obligations

Credit and Guaranty Agreement

The Company’s Credit and Guaranty Agreement as amended (the “Credit Agreement”) provides for $120.0 million aggregate principal amount of senior secured credit facilities (the “Senior Secured Credit Facilities”). The Senior Secured Credit Facilities consist of (i) $35.0 million aggregate principal amount of Tranche A advances, (ii) up to $60.0 million aggregate principal amount of delayed draw term commitments, (iii) up to $15.0 million aggregate principal amount of working capital commitments and (iv) up to $10.0 million aggregate principal amount of letter of credit facility commitments. The Tranche A facility and the delayed draw term facility mature on November 9, 2017, while the working capital facility and the letter of credit facility mature on November 9, 2016. Borrowings under the Tranche A, delayed draw term and working capital facilities bear interest, at the Company’s option, at either (i) the base rate plus an applicable margin or (ii) the greater of 1.25% or Eurodollar rate (or LIBOR) plus an applicable margin, except for working capital borrowings which are not subject to the 1.25% floor. The base interest rate is the greater of (i) the prime rate in effect on such day; (ii) the Federal Funds Effective Rate in effect on such day plus 0.5%; and (iii) 1.0% plus the adjusted Eurodollar rate for a one month interest period in effect on such day. Applicable margin is (i) in the case of the base rate, 3.25% and (ii) in the case of the Eurodollar rate, 4.25%. The Company was required to use the proceeds from borrowings under the Senior Secured Credit Facilities to complete the construction of the Northampton and Southampton plants and to increase the storage capacity of the Chesapeake terminal. Letters of credit issued under the Letter of Credit Facility are subject to a fee calculated at the applicable margin for Eurodollar Loans.

As of December 31, 2014 and 2013, the Company had $31.4 million and $35.0 million of outstanding Tranche A advances priced at the Eurodollar rate, with an effective rate of 5.5%.

Original issue discount at December 31, 2014 and 2013 was $1.6 million and $2.3 million, respectively, and is recorded net of debt on the consolidated balance sheets. Amortization of original issue discount for the years ended December 31, 2014 and 2013 was $0.6 million.

As of December 31, 2014 and 2013, the Company had outstanding $57.0 million and the full amount available under the delayed draw term facility of $60.0 million, respectively. In accordance with its option under the Credit Facility, effective September 30, 2014, the Company elected to continue the total balance outstanding under the delayed draw term facility into quarterly interest periods beginning September 30, 2014 rather than beginning the first quarter following the day the cash was drawn.

The Company had $6.0 million and $9.0 million as of December 31, 2014 and 2013, respectively, outstanding under the letter of credit facility. The letters of credit were obtained in connection with contracts

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

between Enviva and third parties, in the ordinary course of business. The amounts required to be secured with letters of credit under these contracts may be adjusted or cancelled based on the specific third-party contract terms. The amounts outstanding as of December 31, 2014 are subject to automatic extensions through the termination dates of the letters of credit facilities. The letters of credit are not cash collateralized and as a result, no debt is outstanding as of December 31, 2014 and 2013. The Company pays an interest rate of 4.25% on the letters of credit.

Prior to the consummation of a Qualified MLP IPO (“IPO”) as defined in the Credit Agreement, repayment of the Tranche A and delayed draw term facilities will be due in quarterly installments commencing on September 30, 2014. Beginning September 30, 2014 and each quarter thereafter on the last business day through June 30, 2016, the Company must repay 2.5% times the aggregate principal amount. Beginning September 30, 2016, and each quarter thereafter on the last business day through June 30, 2017, the Company must pay 16.0% times the aggregate principal amount. On the Term Maturity Date of November 9, 2017, all remaining principal amounts thereof will be due. In the event of an IPO as defined in the Credit Agreement, the quarterly amount due is reduced to 1.0% per annum times the aggregate principal amount with all remaining principal amounts due on the Term Maturity Date. Additionally, the Company is also required to make mandatory prepayments upon the occurrence of certain events (“excess cash flows”).

Following the consummation of an IPO, no payments from excess cash flow are required. The Company did not generate excess cash flows for the quarters ended March 31, September 30, and December 31, 2014, as defined in the Credit Agreement, and therefore no further excess cash flow payments were required. For the quarter ended June 30, 2014, the Company determined that it was required to make an excess cash flow payment of $2.0 million in accordance with the terms of the Credit Agreement and made such payment on September 4, 2014, including accrued interest. The excess cash flow payment was considered a prepayment and was applied towards the Tranche A advances in accordance with the Credit Agreement.

The Credit Agreement contains certain covenants, restrictions and events of default including, but not limited to, limitations on the Company’s ability to (i) incur indebtedness, (ii) pay dividends or make other distributions, (iii) prepay, redeem or repurchase certain debt, (iv) make loans and investments, (v) sell assets, (vi) incur liens, (vii) enter into transactions with affiliates and (viii) consolidate or merge.

Pursuant to the Credit Agreement, the Company was required to maintain, as of the last day of the quarter a ratio of total debt to adjusted EBITDA (“Leverage Ratio”) of not more than 2.50:1.00 for the quarter ending March 31, 2015 and thereafter for the four previous consecutive quarters. In addition, the Company must maintain as of the last day of any fiscal quarter, a ratio of adjusted EBITDA to interest expense (“Interest Coverage Ratio”) of not less than 3.50:1.00 for the four previous consecutive quarters.

As of December 31, 2014 and 2013, the Company was in compliance with all covenants and restrictions associated with, and no events of default existed under, the Credit Agreement. The obligations under the Credit Agreement are guaranteed by certain of the Company’s subsidiaries and secured by liens on substantially all assets.

Amounts included in the current portion of long-term debt and capital lease obligations on the accompanying consolidated balance sheets as of December 31, 2014 and 2013 reflect the expected principal maturities under the Credit Agreement prior to the consummation of an IPO.

Pursuant to the Credit Agreement, a debt service reserve account is to be funded. The debt service reserve account was $11.6 million at December 31, 2014 and $3.0 million at December 31, 2013.

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

The Company has interest rate swap agreements related to the outstanding debt at December 31, 2014 and 2013. See Note 6, Derivative Instruments, for further discussion of the interest rate swaps. The Credit Agreement requires the Company to swap a minimum of 50% of its outstanding term loan balance.

Enviva Pellets Southampton Promissory Note

In connection with the purchase of land for the Southampton plant, the Company entered into a $1.5 million promissory note with Southampton County, Virginia with no stated interest, maturing on June 8, 2017. The effective-interest method was applied using an interest rate of 7.6% to determine the present value of $1.1 million on June 8, 2012. On February 24, 2014, the Company amended its performance agreement with Southampton County. Under the amended terms, the Company reduced its promissory note balance and its claims to receive certain incentive payments by $0.6 million. As a result of the amendment, the outstanding promissory note as of December 31, 2014 has been reduced to a present value of approximately $0.7 million. (see Note 13, Commitments and Contingencies- Southampton Promissory Note). Interest expense during the years ended December 31, 2014 and 2013 was insignificant.

Enviva Pellets Wiggins Construction Loan and Working Capital Line

The Enviva Pellets Wiggins construction loan and working capital line are secured by all machinery and equipment located at the Enviva Pellets Wiggins plant.

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

Long–term debt, at carrying value which approximates fair value, and capital lease obligations at December 31, 2014 and 2013 consisted of the following:

	2014	2013
Enviva LP Senior Secured Credit Facility, Tranche A Advances, net of unamortized discount of $1.6 million as of December 31, 2014 and $2.3 million as of December 31, 2013, with quarterly interest payments beginning December 2012 at a Eurodollar Rate of 5.50% at December 30, 2014. Principal payments of $0.9 million are due quarterly beginning September 2014 through June 2016, $5.3 million due quarterly September 2016 through June 2017, and the final payment of $5.3 million due on the November 9, 2017 maturity date.	$29,718	$32,736
Enviva LP Senior Secured Credit Facility, delayed draw term commitments with elected quarterly interest payments beginning the first quarter following the day that the cash was drawn or the day that the new interest period began at a Eurodollar Rate of 5.5% at December 31, 2014. Principal payments of $1.5 million are due quarterly beginning September 2014 through June 2016, $9.6 million due quarterly September 2016 through June 2017, and the final payment of $9.6 million due on the November 9, 2017 maturity date.	57,000	60,000
Enviva Pellets Wiggins construction loan, with monthly principal and interest (at an annual rate of 6.35%) payments of $32.9 and a lump sum payment of $2.4 million due on the October 18, 2016 maturity date.	2,770	2,980
Enviva Pellets Wiggins working capital line, with monthly principal and interest (at an annual rate of 6.35%) payments of $10.3 and a lump sum payment of $743.3 due on the October 18, 2016 maturity date.	864	930
Enviva Pellets Amory note, with principal and accrued interest (at an annual rate of 6.0%) due on the August 4, 2017 maturity date.	2,000	2,000
Enviva Pellets Southampton promissory note, with principal and interest in the amount of $0.9 million due on the June 8, 2017 maturity date. Present value for 3 years at an annual rate of 7.6%	729	1,120
Other loans due through January 20, 2019	419	291
Capital leases	575	467

Total long-term debt and capital lease obligations	94,075	100,524
Less current portion of long-term debt and capital lease obligations	(10,237)	(5,435)

Long-term debt and capital lease obligations, excluding current installments	$83,838	$95,089

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

The aggregate maturities of long–term debt and capital lease obligations prior to the consummation of an IPO and in the event of an IPO are as follows:

Year Ending December 31:	Prior to the Consummation of an IPO	In the Event of an IPO
2015	$10,237	$1,867
2016	37,893	4,413
2017	45,498	87,348
2018	2,044	2,044
2019	35	35

	$95,707	$95,707

Depreciation expense relating to assets held under capital lease obligations was $0.1 million for the years ended December 31, 2014 and 2013, respectively.

(9)	Related Party Transactions

On November 9, 2012, the Company entered into a six-year management services agreement (“MSA”) with Enviva Holdings, LP (“Service Provider”) to provide the Company with general administrative and management services and other similar services (“Services”). Under the MSA, the Company incurs the following costs:

•	A maximum annual fee in the amount of $7.2 million may be charged by the Service Provider. The annual fee is payable in equal quarterly installments in advance on the first business day of each January, April, July and October. On January 1 of each year, commencing in 2014, the maximum annual fee will be multiplied by 102%. During 2014, the Company incurred $6.7 million for the annual fee and during 2013, the Company incurred and paid $6.6 million to the Service Provider and the amounts were included in general and administrative expenses on the consolidated statement of operations. In December 2013, the Service Provider made an adjustment to its employee compensation costs and accordingly adjusted the related allocation to the Company by $0.8 million. The Company adjusted its general and administrative expenses and this amount is included in prepaid expenses and other current assets on the consolidated balance sheet at December 31, 2013.

•	The Company will reimburse the Service Provider for all direct or indirect costs and expenses incurred by, or chargeable to, the Service Provider in connection with the Services. This includes (1) the portion of the salary and benefits of employees engaged in providing the Services reasonably allocable to the provision of the Services, excluding those included in the annual fee, (2) the charges and expenses of any third party retained by the Service Provider to provide any portion of the Services and (3) office rent and expenses and other overhead costs of the Service Provider incurred in connection with, or reasonably allocable to, providing the Services (collectively, Reimbursable Expenses). The Reimbursable Expenses maximum is $3.0 million per year each January 1 beginning 2014 and payable monthly. On January 1 of each year subsequent to 2014, the Reimbursable Expenses maximum will be multiplied by 102%. During 2014, the Company incurred $2.6 million of Reimbursable Expenses to the Service Provider of which $2.0 million is included in general and administrative expenses and $0.6 million is included in cost of goods sold on the consolidated statement of operations. During 2013, the Company paid $2.7 million of Reimbursable Expenses to Enviva Holdings of which $2.2 million was included in general and administrative expenses on the consolidated statement of operations and $0.5 million was included in prepaid expenses and other assets at December 31, 2013 on the consolidated balance sheet.

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

Direct and indirect costs and expenses are either directly identifiable or allocated to the Company by the Service Provider. The general method used to allocate direct and indirect costs and expenses is established through the annual budgeting process. The Service Provider estimates the percentage of salary, benefits, third party costs, office rent and expenses and any other overhead costs to be provided to the Company. Each month, the Service Provider allocates the actual costs accumulated in the financial system based on the estimated budgeted percentage for each type of cost. The Service Provider charges the Company for any directly identifiable costs such as goods or services provided at the Company’s request. Management believes the assumptions and allocations were made on a reasonable basis and are the best estimate of those which would have been incurred by the Company on a stand-alone basis. To the extent the fees allocable exceed the maximum, the additional costs are recorded with an increase to capital. As of December 31, 2014, the Company had $2.4 million related to the MSA included in related party payable on the consolidated balance sheet. As of December 31, 2013, $1.3 million related to the MSA was included in prepaid expenses and other current assets on the consolidated balance sheet.

During 2014 and 2013, the Company capitalized $1.9 million and $2.2 million, respectively, of deferred issuance costs which were paid by the Service Provider. As of December 31, 2014 and 2013, the Company’s prepaid expenses and other current assets included $4.1 million and $2.2 million, respectively, related to these deferred issuance costs. Deferred issuance costs, which consist of direct incremental legal and professional accounting fees relating to an offering, are capitalized. The deferred issuance costs will be offset against proceeds upon the consummation of an offering. In the event an offering is terminated, the deferred issuance costs will be expensed. The amounts were treated as capital contributions.

During 2014, the Company recorded $0.9 million of general and administrative expenses which were incurred by its Service Provider and recorded as a capital contribution.

(10)	Operating Leases

The MSA fee charged by Enviva Holdings, LP to the Company includes rent related amounts for a noncancelable operating lease for office space in Maryland held by Enviva Holdings, LP. Rent expense was $0.1 million and $0.3 million for the years ended December 31, 2014 and 2013, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2014 are as follows:

2015	$2,135
2016	1,894
2017	1,449
2018	790
2019	80
Later years	—

Total future minimum lease payments	$6,348

(11)	Income Taxes

The Company’s U.S. operations are organized as limited partnerships and several entities that are disregarded entities for federal and state income tax purposes. As a result, the Company is not subject to U.S.

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

federal and most state income taxes. The partners and unitholders of the Company are liable for these income taxes on their share of the Company’s taxable income. Some states impose franchise and capital taxes on the Company. Such taxes are not material to the consolidated financial statements and have been included in other income (expense) as incurred. Accordingly, no provision for federal or state income taxes has been recorded in the consolidated financial statements.

For fiscal year 2014, the only periods subject to examination for federal and state income tax returns are 2011 through 2014. In foreign taxing jurisdictions, the periods open to examination for the various entities consist of years 2009 through 2014. The Company believes its income tax filing positions, including its status as a pass– through entity, would be sustained on audit and does not anticipate any adjustments that would result in a material change to its consolidated balance sheet. Therefore, no reserves for uncertain tax positions, nor interest and penalties, have been recorded.

(12)	Partners’ Capital

Controlling Interest

MLP Holdco owns 100% of the Company.

Noncontrolling Interests – Enviva Pellets Wiggins, LLC

The Company has a controlling interest in Tomorrow’s Energy, LLC (subsequently renamed “Enviva Pellets Wiggins, LLC”), a Mississippi limited liability company located in Stone County, Mississippi. Enviva and the former owners of Tomorrow’s Energy LLC each held 10.0 million Series B units in the joint venture. Enviva committed to invest up to $10.0 million in expansion and other capital for the plant in return for 10.0 million Series A units. Due to capital requirements, the Enviva Pellets Wiggins board of managers approved for Enviva to invest an additional $10.0 million in return for an additional 10.0 million Series A units and 10.0 million Series B units. At December 31, 2013 and 2012, the Company held 20.0 million of the 30.0 million outstanding Series B units which accounted for a 67% controlling interest.

A prior owner who is currently a holder of an interest in Series B units of Enviva Pellets Wiggins owns 0.5 million Series A Preferred units which were acquired for a cash contribution of $0.5 million under an option granted as part of the initial acquisition. Board and voting control still resides with the Company.

(13)	Commitments and Contingencies

Southampton Promissory Note

In connection with the $1.5 million note issued for the Enviva Pellets Southampton land purchase, the Company received various incentives from the Industrial Development Authority of Southampton County, Virginia (“Southampton County”). The Company has commitments of investments in land, buildings and equipment, initial investment in machinery and tools, creation of full-time jobs, average annual compensation and an investment to extend natural gas service to the site. On February 24, 2014, the Company amended the performance agreement with Southampton County. Under the amended terms, the Company reduced its promissory note balance (see Note 8, Long-Term Debt and Capital Lease Obligations). As of December 31, 2014, the Company met the necessary requirements due through December 31, 2014 and expects to meet the remaining requirements. The Company has not recorded any provision for reimbursement in the financial statements.

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

Amory Note

The $2.0 million note issued as part of the consideration paid for an acquisition in Monroe County, Mississippi included a conversion option which allowed for the conversion of the note into a noncontrolling interest in Enviva Pellets Amory provided that written notice was given to the Company no later than 90 days prior to August 4, 2013. In the accompanying consolidated balance sheets, as of December 31, 2014 and 2013, the $2.0 million note was included in long–term debt and, at December 31, 2014 and 2013, accrued interest of $0.5 million and $0.4 million, respectively, was included in long–term interest payable. On May 6, 2013, the conversion option lapsed.

(14)	Goodwill and Other Intangible Assets

Acquired Intangible Assets

Intangible assets consisted of the following at December 31:

		2014			2013
	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Wood pellet contract	6 years	$1,750	$(1,028)	$722	$1,750	$(699)	$1,051

Intangible assets at December 31, 2014 and 2013 included the cost of an acquired six-year wood pellet contract with a European utility in 2010. The Company amortizes the customer contract intangible asset as deliveries are made during the contract term. During 2014 and 2013, amortization of $0.3 million was included in cost of goods sold in the accompanying consolidated statements of operations.

Goodwill

Goodwill resulted from the acquisition of a business from IN Group Companies and the acquisition of a company now known as Enviva Pellets Amory, both in 2010. There were no changes to goodwill in 2014 or 2013.

(15)	Quarterly Financial Data (Unaudited)

The following table presents the Company’s unaudited quarterly financial data. This information has been prepared on a basis consistent with that of the Company’s audited consolidated financial statements and all necessary material adjustments, consisting of normal recurring accruals and adjustments have been included to present fairly the unaudited quarterly financial data. The quarterly results of operations for these periods are not necessarily indicative of future results of operations.

2014	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net revenue	$66,498	$68,551	$76,110	$78,977	$290,136
Gross margin	999	2,899	8,066	8,143	20,107
Net income (loss)	(3,357)	(1,871)	3,105	2,308	185
Basic income (loss) per unit
Diluted income (loss) per unit

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

2013	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net revenue	$32,530	$42,865	$36,501	$67,991	$179,887
Gross margin	1,749	2,179	3,722	7,690	15,340
Net income (loss)	(4,189)	(2,252)	(1,791)	2,735	(5,497)
Basic income (loss) per unit
Diluted income (loss) per unit

(16)	Subsequent Events

Credit Facilities

As of February 20, 2015, the Company drew and repaid $6.0 million under the working capital facility. As of February 20, 2015, the Company had $0 outstanding under the working capital facility under the Credit Agreement.

Customer contract

On January 2, 2015, the Company entered into an agreement with a U.S. pellet manufacturer pursuant to which the Company will provide handling storage and loading services at the Mobile terminal for up to 250,000 metric tons through December 31, 2015. Pellets delivered by the customer may be purchased by Enviva and used to augment its customer shipments leaving the Mobile terminal. The manufacturer also has the option to purchase Enviva pellets to augment their customer shipments.

Pro Forma Earnings per Unit (EPU) (Unaudited)

As part of the formation transactions, Enviva Partners, LP was formed in Delaware on November 12, 2013, and has had no activity other than its initial capitalization. On xxxxx, 2015, the units of the Company’s interests were exchanged for common units, subordinated units and incentive distribution rights in Enviva Partners, LP, resulting in xxxxx total units outstanding. This exchange has been treated as a unit-split and loss per unit for all periods presented have been adjusted accordingly.

Basic and diluted EPU are computed by dividing income available to common unitholders by the weighted-average number of units outstanding for the period. Changes in ownership interests during any period are weighted for the portion of the period that they were outstanding.

The following is a pro forma calculation of the basic and diluted income (loss) per unit for the years ended December 31, 2014 and 2013 (dollars in thousands, except per unit data) (unaudited):

	December 31, 2014	December 31, 2013
Net income (loss)	$	$
Weighted average number of units
Basic and diluted loss per unit	$	$

To the Board of Directors and Stockholder of

    Green Circle Bio Energy, Inc.

Cottondale, Florida

We have audited the financial statements of Green Circle Bio Energy, Inc. (A Wholly Owned Subsidiary of JCE Group, AB) which are comprised of the balance sheets as of December 31, 2014 and 2013, and the related statements of income, stockholder’s equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Green Circle Bio Energy, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Carr, Riggs & Ingram, L.L.C.

Certified Public Accountants

Panama City Beach, Florida

February 16, 2015

Green Circle Bio Energy, Inc.

(A Wholly Owned Subsidiary of JCE Group, AB)

Balance sheets

December 31,	2014	2013
Assets
Current assets
Cash and cash equivalents	$10,307,162	$4,108,821
Accounts receivable, net	13,208,670	7,328,990
Inventories	4,274,604	4,131,958
Prepaids and other current assets	1,252,163	1,466,007

Total current assets	29,042,599	17,035,776

Noncurrent assets
Property, plant and equipment, net	76,902,096	81,451,078
Deferred tax assets, net	—	4,676,643

Total noncurrent assets	76,902,096	86,127,721

Total assets	$105,944,695	$103,163,497

Liabilities and stockholder’s equity
Current liabilities
Accounts payable	$3,196,076	$3,839,933
Accrued expenses	1,718,129	752,467
Line of credit	6,136,000	4,344,000
Notes payable, current portion	5,560,005	5,642,270

Total current liabilities	16,610,210	14,578,670

Noncurrent liabilities
Notes payable, net of current portion	23,000,000	42,500,000
Obligations under capital leases	553,634	553,634
Interest rate swap agreements	2,046,985	3,186,498
Share-based compensation liability	1,039,642	146,974
Deferred tax liabilities, net	3,967,305	—

Total noncurrent liabilities	30,607,566	46,387,106

Total liabilities	47,217,776	60,965,776

Stockholder’s equity
Common stock, $.10 par value; 1,000,000 shares authorized, issued and outstanding	100,000	100,000
Additional paid-in capital	46,534,000	46,534,000
Retained earnings (accumulated deficit)	12,092,919	(4,436,279)

Total stockholder’s equity	58,726,919	42,197,721

Total liabilities and stockholder’s equity	$105,944,695	$103,163,497

See accompanying notes to financial statements

Green Circle Bio Energy, Inc.

(A Wholly Owned Subsidiary of JCE Group, AB)

Statements of Income

For the years ended December 31,	2014	2013
Revenue	$143,142,793	$124,882,574
Cost of goods sold	112,718,892	102,319,695

Gross profit	30,423,901	22,562,879
Administrative, general and selling expenses	4,955,318	3,250,374

Operating income	25,468,583	19,312,505

Other income (expense)
Other income	2,391,306	1,971,745
Other expense	(78,866)	(411,819)
Interest income	21,324	15,241
Interest expense	(2,236,104)	(2,815,670)

Total other income (expense)	97,660	(1,240,503)

Net income before income taxes	25,566,243	18,072,002
Income tax expense	(9,037,045)	(5,730,302)

Net income	$16,529,198	$12,341,700

See accompanying notes to financial statements

Green Circle Bio Energy, Inc.

(A Wholly Owned Subsidiary of JCE Group, AB)

Statements of Stockholder’s Equity

				Retained
			Additional	Earnings
	Common stock		Paid-in	(Accumulated
	Shares	Amount	capital	Deficit)	Total
Balance,
December 31, 2012	1,000,000	$100,000	$46,534,000	$(16,777,979)	$29,856,021
Net income for the year ended December 31, 2013		—	—	12,341,700	12,341,700

Balance,
December 31, 2013	1,000,000	100,000	46,534,000	(4,436,279)	42,197,721
Net income for the year ended December 31, 2014		—	—	16,529,198	16,529,198

Balance,
December 31, 2014	1,000,000	$100,000	$46,534,000	$12,092,919	$58,726,919

See accompanying notes to financial statements

Green Circle Bio Energy, Inc.

(A Wholly Owned Subsidiary of JCE Group, AB)

Statements of Cash Flows

For the years ended December 31,	2014	2013
Cash flows from operating activities
Net income	$16,529,198	$12,341,700
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	6,428,132	6,216,915
Reduction in fair value of interest rate swap agreements	(1,139,513)	(1,707,059)
Increase in share-based compensation liability	892,668	146,974
Loss on disposal of equipment	78,866	411,819
Provision for deferred income taxes	8,643,948	5,502,202
Changes in operating assets and liabilities
Accounts receivable, net	(5,879,680)	8,875,423
Inventories	(142,646)	(1,207,382)
Prepaids and other current assets	268,444	(640,571)
Accounts payable	(643,857)	(3,658,497)
Accrued expenses	965,662	(645,326)

Net cash provided by operating activities	26,001,222	25,636,198

Cash flows from investing activities
Proceeds from sales of equipment	77,339	177,501
Cash paid for the purchase of property, plant and equipment	(2,089,955)	(4,593,381)

Net cash (used in) investing activities	(2,012,616)	(4,415,880)

Cash flows from financing activities
Net borrowings from (repayments of) line of credit	1,792,000	(12,000,000)
Proceeds from notes payable	108,009	474,233
Principal payments on notes payable	(19,690,274)	(5,902,920)
Payments on capital leases	—	(612,500)

Net cash (used in) financing activities	(17,790,265)	(18,041,187)

Net change in cash and cash equivalents	6,198,341	3,179,131
Cash and cash equivalents, beginning of year	4,108,821	929,690

Cash and cash equivalents, end of year	$10,307,162	$4,108,821

Supplemental disclosures of cash flows information
Cash paid during the year for interest	$2,236,104	$2,815,670
Cash paid during the year for income taxes	$435,296	$292,319
Capital lease obligations incurred for real estate	$—	$1,166,134

See accompanying notes to financial statements

Green Circle Bio Energy, Inc.

(A Wholly Owned Subsidiary of JCE Group, AB)

Notes to Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Green Circle Bio Energy, Inc. (the “Company”), was formed as a Florida corporation in the United States on June 2, 2006. The Company is a wholly owned subsidiary of JCE Group, AB (Sweden) and its financial statements are included within the consolidated financial statements of JCE Group, AB. The Company’s business address is 2500 Green Circle Pkwy, Cottondale, Florida, 32431. See subsequent events note 17.

Nature of Business

The Company is engaged in the production of biodegradable wood pellets that are used for heating and energy producing activities. Production began in May of 2008. The Company primarily serves several European customers on a contracted volume basis.

Basis of Preparation

These financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Subsequent Events

Management of the Company has evaluated subsequent events for the period from December 31, 2014, the date of these financial statements, through February 16, 2015, which is the date these financial statements were available to be issued.

Use of Estimates

The presentation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists; delivery has occurred or the product has been shipped and all of the services have been rendered; the sales price is fixed or determinable; and collectability is reasonably assured.

Taxes on Income

The Company accounts for income taxes in the United States on the basis of the tax laws enacted at the balance sheet date. Deferred taxes are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. Deferred taxes primarily come from differences in calculating depreciation on property, plant and equipment, the effects of the interest rate swap agreements, the effects of the stock appreciation rights, and from United States federal and state taxable loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Green Circle Bio Energy, Inc.

(A Wholly Owned Subsidiary of JCE Group, AB)

Notes to Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued)

The Company computes deferred income taxes under the asset and liability method. Deferred tax is recognized on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of tax profit or loss. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of those deductible differences.

The Company recognizes a tax benefit associated with an uncertain position when, in management’s judgment, it is more likely than not that the position will be sustained upon examination of a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that it judges to have a greater than 50% likelihood of settlement with a taxing authority. The liability associated with unrecognized benefits is adjusted periodically due to changing circumstances, such as progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The effective tax rate includes the net impact of changes in liability for unrecognized tax benefits and subsequent adjustment as considered appropriate by management. There were no uncertain tax positions for the years ended December 31, 2014 or 2013.

The Company’s federal and state income tax returns for 2011, 2012, and 2013 are subject to examination by the tax authorities. They are generally subject to examination for three years after they are filed.

Cash and Cash Equivalents

The Company considers overnight repurchase agreements, certificates of deposit, and highly liquid debt instruments with original maturities of less than three months to be cash and cash equivalents.

Accounts Receivable

The Company reports trade receivables at net realizable value. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables and, once these receivables are determined to be uncollectible, they

Green Circle Bio Energy, Inc.

(A Wholly Owned Subsidiary of JCE Group, AB)

Notes to Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued)

are written off through a charge against an existing allowance account or against earnings. Generally, the Company does not obtain security from its customers in support of accounts receivable.

Inventories

Inventories are stated at the lower of cost or market. Raw materials, work in process, and fuel are determined using the average cost method. Finished goods cost is determined using the first in first out method. Manufacturing equipment parts are determined using the specific identification method.

Property, Plant and Equipment

Plant and equipment are recorded at cost and include expenditures for additions and capital improvements. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, if shorter, the term of the relevant lease. Depreciation for all assets is calculated on the straight-line basis generally as follows:

Land improvements	39 Years
Plant and infrastructure	39 Years
Machinery and equipment	5-20 Years
Furniture and fixtures	5-7 Years
Office equipment	5 Years
Vehicles	5 Years

Long-lived Asset Impairment

The carrying values of long-lived assets such as property, plant and equipment, and intangibles subject to amortization are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In the event that facts and circumstances indicate that the carrying amount of any long-lived asset may be impaired, an evaluation of recoverability would be performed whereby the estimated future undiscounted cash flows associated with the asset would be compared to the asset’s carrying amount to determine if a write-down to fair value is required. The remaining useful life of the asset is evaluated accordingly. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

Freight Costs

The Company includes freight costs in cost of goods sold. Total freight and shipping expense included in cost of goods sold for the years ended December 31, 2014 and 2013 was $31,857,267 and $30,443,277, respectively.

NOTE 2 – CASH AND CASH EQUIVALENTS

The Company maintains cash balances at a financial institution in the State of Florida. The Company’s cash balances were in excess of the Federal Deposit Insurance Corporation insurance limit of $250,000 at December 31, 2014 and 2013.

The Company has a sweep arrangement with a financial institution that subjects the Company to concentrations of credit risk, consisting principally of sweep accounts held overnight. As of December 31, 2014 and 2013, the Company had $0 and $5,347,234, respectively in these investments.

Green Circle Bio Energy, Inc.

(A Wholly Owned Subsidiary of JCE Group, AB)

Notes to Financial Statements

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

December 31,	2014	2013
Trade	$13,208,670	$7,296,599
Other	—	32,391
Allowance for doubtful accounts	—	—

Total accounts receivable, net	$13,208,670	$7,328,990

NOTE 4 – INVENTORIES

Inventories consisted of the following:

December 31,	2014	2013
Raw materials	$658,507	$412,399
Work in process	23,348	23,348
Finished goods	2,565,406	3,006,393
Fuel and manufacturing equipment parts	1,027,343	689,818

Total inventories	$4,274,604	$4,131,958

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

December 31,	2014	2013
Land	$1,241,911	$1,241,911
Land improvements	5,882,327	5,743,529
Plant and infrastructure	27,443,267	27,187,366
Machinery and equipment	75,971,660	74,480,092
Furniture and fixtures	95,109	25,334
Office equipment	348,791	104,768
Vehicles	257,044	205,341
Construction in progress	3,067,713	3,539,124

	114,307,822	112,527,465
Accumulated depreciation	(37,405,726)	(31,076,387)

Property, plant and equipment, net	$76,902,096	$81,451,078

Depreciation expense for the years ended December 31, 2014 and 2013 was $6,428,132 and $6,216,915, respectively. Depreciation expense included in cost of sales for the years ended December 31, 2014 and 2013 was $6,337,728 and $6,179,302, respectively.

The Company’s obligation under a capital lease is secured by the lessor’s title to the leased asset, which has a carrying amount of $1,166,134 and $1,166,134 at December 31, 2014 and 2013, respectively.

Green Circle Bio Energy, Inc.

(A Wholly Owned Subsidiary of JCE Group, AB)

Notes to Financial Statements

NOTE 6 – LINE OF CREDIT

The Company has a $20 million revolving line of credit secured by all assets of the Company. As of December 31, 2014 and 2013, borrowings outstanding under the line of credit facility were $6,136,000 and $4,344,000, respectively. The line expires in May 2017 and bears interest payable monthly at the applicable LIBOR rate (1.91080% at December 31, 2014 and 0.16400% at December 31, 2013) plus 1.75%. Pursuant to the terms of the agreement, the Company is required to maintain compliance with certain financial and other covenants and restrictions.

NOTE 7 – NOTES PAYABLE

Notes payable are summarized as follows:

December 31,	2014	2013
Note to finance company for insurance premiums, fixed interest rates of 4.90% for 2014 and 3.15% for 2013, for 2014, 9 monthly principal and interest payments of $12,247 with the final payment due in May 2015, for 2013, 10 monthly principal and interest payments of $48,111 with the final payment due in March 2014, both collateralized by unexpired insurance premiums.	$60,005	$142,270
Notes to parent company, with variable interest rate, at December 31, 2013 the interest rate was 1.99810%, quarterly interest payments, $14,000,000 principal was due in July 2017, collateralized by a junior lien on the Company’s real estate and fixed assets. The notes were paid off in 2014 (See note 11).	—	14,000,000
Note to bank, with variable interest rate, at December 31, 2014 and 2013 the interest rate was 1.98310% and 1.99810%, respectively, quarterly interest payments, principal payments of $5,500,000 due annually beginning March 2010 with a final payment of $23,000,000 due March 2016, collateralized by all of the Company’s assets. (See note 12).	28,500,000	34,000,000

Total notes payable	28,560,005	48,142,270
Amount due within one year	5,560,005	5,642,270

Amount due in future years	$23,000,000	$42,500,000

The minimum repayment scheduled for each of the years subsequent to December 31, 2014, is as follows:

For the years ending December 31,	Amount
2015	$5,560,005
2016	23,000,000

Total	$28,560,005

NOTE 8 – OBLIGATION UNDER NONCANCELABLE LEASE

The Company leases real estate under a noncancelable capital lease. The asset and liability under capital lease is recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The term of the lease of real estate is 7 years and expires in June 2020.

Green Circle Bio Energy, Inc.

(A Wholly Owned Subsidiary of JCE Group, AB)

Notes to Financial Statements

NOTE 8 – OBLIGATION UNDER NONCANCELABLE LEASE  (continued)

Future minimum lease payments and the present value of minimum lease payments due under the capital lease consists of the following at December 31, 2014:

	Minimum lease payments	Present value of minimum lease payments
Not later than one year	$—	$—
Later than one year	612,500	553,634

	612,500	$553,634

Less future interest charges	(58,866)

Present value of minimum lease payments	$553,634

Included in financial statements as:
Current leases payable		$—
Non-current leases payable		553,634

Total lease payable		$553,634

NOTE 9 – TAXES ON INCOME

The components of the tax expense (income) by tax jurisdiction were as follows:

For the years ended December 31,	2014	2013
Current
Federal	$388,890	$226,559
State	4,207	1,541

Current tax expense	393,097	228,100

Deferred
Federal	8,082,553	5,502,568
State	561,395	(366)

Deferred tax expense	8,643,948	5,502,202

Total tax expense	$9,037,045	$5,730,302

The total tax expense for the years ended December 31, 2014 and 2013 is different from the amount that would have been provided by applying the statutory federal and state income tax rates due primarily to nondeductible expenses and state income taxes. The applicable state income tax rate compared to the previous accounting period changed because the apportionment factor for the state of Florida was reduced. The apportionment factor was reduced because the Company established a presence in other state taxing jurisdictions during 2013.

The Company files its own income tax return since its parent company, JCE Group, AB, is a Swedish company.

Green Circle Bio Energy, Inc.

(A Wholly Owned Subsidiary of JCE Group, AB)

Notes to Financial Statements

NOTE 9 – TAXES ON INCOME  (continued)

The Company’s reconciliation between net income before income taxes and net income is as follows:

For the years ended December 31,	2014	2013
Income before income taxes	$25,566,243	$18,072,002

Tax expense calculated at domestic rates applicable to U.S.	(9,323,941)	(6,642,240)
Tax effect of:
Expenses not deductible under U.S. tax law	(9,248)	(4,943)
State tax on federal tax rate	213,805	169,016
Effect of changes in state of Florida tax rate	77,347	747,865
Other	4,992	—

Income tax expense	(9,037,045)	(5,730,302)

Net income	$16,529,198	$12,341,700

The applicable tax rate is composed of the following tax rates:
United States federal tax rate	34.00%	34.00%
State of Florida tax rate	2.46%	2.75%

	36.46%	36.75%

The components of the Company’s net deferred tax asset (liability) by tax jurisdiction were as follows:

December 31,	2014	2013
Noncurrent deferred tax assets
Federal	$5,456,487	$12,223,852
State	1,677,133	2,221,997

Total noncurrent deferred tax assets	7,133,620	14,445,849

Noncurrent deferred tax (liabilities)
Federal	(10,334,560)	(9,019,373)
State	(766,365)	(749,833)

Total noncurrent deferred tax (liabilities)	(11,100,925)	(9,769,206)

Net deferred tax asset (liability)	$(3,967,305)	$4,676,643

Green Circle Bio Energy, Inc.

(A Wholly Owned Subsidiary of JCE Group, AB)

Notes to Financial Statements

NOTE 9 – TAXES ON INCOME  (continued)

The significant components of the Company’s deferred tax assets (liabilities) were as follows:

Years ended December 31,	2014	2013
Noncurrent deferred tax assets
Net operating loss - federal	$3,680,250	$10,723,500
Net operating loss - state	1,599,142	2,125,167
Alternative minimum tax credit carry forwards	724,523	335,633
Loan fees, net of amortization	30,152	42,438
Interest rate swap agreements	729,200	1,141,221
Share-based compensation liability	370,353	52,638
Accrued payments to foreign parent	—	25,252

Total noncurrent deferred tax assets	7,133,620	14,445,849

Noncurrent deferred tax (liabilities)
Depreciation	(11,100,925)	(9,769,206)

Total noncurrent deferred tax (liabilities)	(11,100,925)	(9,769,206)

Net deferred tax asset (liability)	$(3,967,305)	$4,676,643

The Company has recorded a deferred tax asset of $3,680,250 and $10,723,500 for the years ended December 31, 2014 and 2013, respectively, which is associated with a federal net operating loss carry forward. The carry forwards are available to offset future federal taxable income over a twenty year period and will expire in the following years:

	2014		2013
Year of the Net Operating Loss	Loss Carry Forward	Deferred Tax Asset	Loss Carry Forward	Deferred Tax Asset

2008	$—	$—	$3,759,604	$1,243,127
2009	—	—	14,878,486	4,919,626
2010	9,102,933	3,018,882	11,798,880	3,901,343
2011	1,994,245	661,368	1,994,245	659,404

Total	$11,097,178	$3,680,250	$32,431,215	$10,723,500

The Company has recorded a deferred tax asset of $1,599,142 and $2,125,167 for the years ended December 31, 2014 and 2013, respectively, which is associated with a state net operating loss carry forward. The carry forwards are available to offset future state taxable income over a twenty year period and will expire in the following years:

	2014		2013
Year of the Net Operating Loss	Loss Carry Forward	Deferred Tax Asset	Loss Carry Forward	Deferred Tax Asset
2008	$403,706	$22,204	$9,967,784	$548,229
2009	14,878,486	818,317	14,878,486	818,317
2010	11,798,880	648,938	11,798,880	648,938
2011	1,994,245	109,683	1,994,245	109,683

Total	$29,075,317	$1,599,142	$38,639,395	$2,125,167

Green Circle Bio Energy, Inc.

(A Wholly Owned Subsidiary of JCE Group, AB)

Notes to Financial Statements

NOTE 9 – TAXES ON INCOME  (continued)

The Company has alternative minimum tax (AMT) credit carry forwards of $724,523 and $335,633, respectively, for the years ended December 31, 2014 and 2013. The AMT credit carry forwards do not expire. There was no valuation allowance established at December 31, 2014 and 2013 for the Company’s AMT credit carry forwards because management believes the AMT credit carry forward is more likely than not to be fully realized in the future based on, among other things, management’s estimates of future taxable net income and future reversals of existing taxable temporary differences.

The Company qualified for the State of Florida enterprise zone credit of $253,829 which was based on jobs created in a designated enterprise zone and can be used against the state sales tax or corporate income tax. The credit can be carried forward five years with $253,829 expiring in 2015. Utilization of the credit against state corporate income tax is applicable after the use of the net operating loss carry forward. A deferred tax asset associated with the credit has not been recognized in the financial statements.

NOTE 10 – EMPLOYEE PROFIT SHARING PLAN

The Company provides a profit sharing plan for its employees. All employees who have reached age 21 are eligible to participate in the plan the first day of the month following employment start date. Each employee may contribute a percentage of their salary up to an annual maximum as defined by the Internal Revenue Code of the United States. For the years ended December 31, 2014 and 2013, the Company matched employee contributions in the amount of $42,049 and $40,465, respectively.

NOTE 11 – RELATED PARTY TRANSACTIONS

In June of 2008, the Company obtained a loan of $7,500,000 from JCE Group, AB. JCE Group, AB owns 100% of the equity of Green Circle Bio Energy, Inc. The Company obtained additional loans of $2,000,000, $8,500,000, and $5,500,000 from JCE Group, AB in 2009, 2010, and 2011, respectively. During 2009 and 2010, respectively, $3,000,000 and $4,000,000 of the loan was converted to additional paid-in capital and, during 2012, a payment of $2,500,000 was made resulting in a balance of $14,000,000 at December 31, 2013. The terms of these loans were variable interest at the applicable LIBOR rate plus 1.75% with a maturity date of June 2017. Interest payments were due monthly with the principal balance due in full in June 2017. The remaining notes were paid off in 2014.

NOTE 12 – INTEREST RATE SWAP AGREEMENTS

The Company has two loan agreements with a bank that have variable interest rates based on a function of LIBOR. Effective July 2, 2007, the Company entered into two interest rate swap arrangements that effectively fixed the otherwise variable LIBOR based rate at 4.98% and 3.83% on the two variable interest rate loans of $46,000,000 and $10,000,000, respectively. The initial notional amount of one of the agreements was $46,000,000 and it was scheduled to mature December 31, 2016. The initial notional amount of the other agreement was $10,000,000 and it was scheduled to mature December 30, 2016.

The Company’s purpose in entering into each of these swap arrangements was to hedge against the risk of interest rate increases on the related variable rate debt that is covered by the swap arrangement. These derivative financial instruments were not held for trading purposes. The derivative financial instruments have been reflected on the balance sheets at their fair value. Such fair value was determined by the Company’s bank using the prevailing LIBOR rates based on an estimate of the net present values of the resulting cash flows under the

Green Circle Bio Energy, Inc.

(A Wholly Owned Subsidiary of JCE Group, AB)

Notes to Financial Statements

NOTE 12 – INTEREST RATE SWAP AGREEMENTS  (continued)

derivative contracts using relevant mid-market data inputs and based on the assumption of no unusual market conditions or forced liquidation. The swap arrangements did not qualify as hedging activity. Therefore, changes in the fair value of these instruments were recognized as a component of net income and are included in other income on the statement of income. The effect of fluctuations in the fair value of these interest rate swap agreements (before income taxes) was a gain of $1,139,513 and $1,707,059 for the years ended December 31, 2014 and 2013, respectively.

The cash flow effect of these interest rate swap arrangements was to increase interest expense by $1,322,457 and $1,566,478 for the years ended December 31, 2014 and 2013, respectively.

NOTE 13 – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820 Fair Value Measurement defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standard also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair market value. FASB ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted market prices in active markets for identical assets or liabilities.

Level 2	Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3	Unobservable inputs that are not corroborated by market data.

In accordance with FASB ASC 820, the Company’s interest rate swap agreements were measured at fair market value on a recurring basis based on Level 2 inputs in the amounts of $2,046,985 and $3,186,498 at December 31, 2014 and 2013, respectively.

Fair Value of Financial Instruments

FASB ASC 825, Financial Instruments, requires disclosure of the fair value of each class of financial instrument. The following methods and assumptions were used to estimate the fair value of certain financial instruments for which it is practicable to estimate such value at December 31, 2014 and 2013. For cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities, the carrying amount approximates fair value because of the short-term nature of these instruments. The carrying value of the long-term debt and capital lease obligations approximate fair value based on currently available borrowing rates and after consideration of nonperformance risk and credit risk.

NOTE 14 – STOCK APPRECIATION RIGHTS

The Company has a Stock Appreciation Rights Plan to provide deferred compensation to certain key employees of the Company by awarding stock appreciation rights. The value of the appreciation rights that are issued and exercised is determined by the Board of Directors using a formula based on Company earnings. An appreciation right vests at such times and in such numbers as defined in each individual agreement. The appreciation rights

Green Circle Bio Energy, Inc.

(A Wholly Owned Subsidiary of JCE Group, AB)

Notes to Financial Statements

NOTE 14 – STOCK APPRECIATION RIGHTS  (continued)

become payable only upon earlier of the third anniversary of the award’s base value date, a change in control, an initial public offering, or a holder’s separation from service with the Company without cause; at which time the holder of the appreciation units will be entitled to receive an amount equal to the value of each vested appreciation right less the value of the appreciation right at the grant date.

The Company issued 6,750 and 13,500 stock appreciation rights during 2014 and 2013, respectively. Each of these awards has a 30 month vesting period. Total stock appreciation rights outstanding were 20,250 and 13,500 at December 31, 2014 and 2013, respectively. Compensation expense, included within administrative, general and selling expenses, related to the outstanding rights for the year ended December 31, 2014 and 2013 was $892,668 and $146,974, respectively. The liability related to the stock appreciation rights was $1,039,642 and $146,974 at December 31, 2014 and 2013, respectively.

As of December 31, 2014, there was $978,218 total unrecognized compensation cost related to non-vested stock appreciation rights, which is expected to be recognized during 2015 and 2016.

NOTE 15 – FOREIGN EXCHANGE CONTRACTS

The Company enters into foreign currency exchange contracts with financial institutions to reduce the risk that its cash flows and earnings will be adversely affected by foreign currency exchange rate fluctuations. The Company’s foreign currency exchange contracts, which are not designated as hedging instruments, are used to reduce the exchange rate risk associated with sales contracts requiring settlement in a foreign currency. The Company’s program is not designated for trading or speculative purposes. The foreign currency exchange contracts that were not settled, if any, as of December 31, 2014 and 2013 are recorded at fair value in the balance sheets. Foreign currency exchange contracts are marked-to-market at the end of each reporting period and the related gains and losses are recognized in other income (expense) in the accompanying statements of income. Net realized and unrealized gains (losses) were $864,000 and $0 for the years ended December 31, 2014 and 2013, respectively. As of December 31, 2014 and 2013, the Company had outstanding foreign currency exchange contracts with a total notional amount of $0 and $0, respectively.

NOTE 16 – CONCENTRATIONS

The Company had sales to two customers in 2014 that accounted for 85% of the Company’s net sales. Accounts receivable from these customers totaled $12,584,799 at December 31, 2014. The Company had sales to three customers in 2013 that accounted for 88% of the Company’s net sales. Accounts receivable from these customers totaled $6,584,913 at December 31, 2013.

The Company purchases substantially all of the wood used in its manufacturing process from forests within a 70 mile radius of its plant.

NOTE 17 – SUBSEQUENT EVENTS

On September 20, 2014, Green Circle Bio Energy, Inc. executed a stock purchase agreement by and between JCE Group Aktiebolag and the stockholders of Enviva Development Holdings, LLC whereby all of the issued and outstanding shares of Green Circle Bio Energy, Inc.’s stock was to be acquired by Enviva Development Holdings, LLC, a Delaware Limited Liability Company. This transaction closed successfully on January 5, 2015.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Enviva Partners GP, LLC

We have audited the accompanying balance sheets of Enviva Partners, LP (the Company), as of December 31, 2014 and 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enviva Partners, LP as of December 31, 2014 and 2013, in conformity with U.S. generally accepted accounting principles.

(signed) KPMG LLP

McLean, Virginia

March 2, 2015

ENVIVA PARTNERS, LP

Balance Sheets

December 31, 2014 and 2013

	2014	2013
Assets	$—	$—
Total assets	$—	$—

Partners’ Capital:
Limited partners’ capital	$1,000	$1,000
Receivable from partner	(1,000)	(1,000)

Total partners’ capital	$—	—

See accompanying note to balance sheets.

ENVIVA PARTNERS, LP

Note to Balance Sheets

1.	Nature of Operations

Enviva Partners, LP (the “Partnership”) is a Delaware limited partnership formed on November 12, 2013.

Enviva Holdings, LP has committed to contribute $1,000 to the Partnership in exchange for a 100% limited partner interest in the Partnership. These contributions receivable are reflected as a reduction to partners’ capital in accordance with generally accepted accounting principles. The accompanying financial statements reflect the financial position of the Partnership as of December 31, 2014 and 2013. There have been no other transactions involving the Partnership as of December 31, 2014. Enviva Partners GP, LLC will serve as the general partner of the Partnership.

Appendix A

FORM OF FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

ENVIVA PARTNERS, LP

A-i

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

ENVIVA PARTNERS, LP

A-ii

A-iii

A-iv

A-v

A-vi

FIRST AMENDED AND RESTATED AGREEMENT

OF LIMITED PARTNERSHIP OF ENVIVA PARTNERS, LP

THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF ENVIVA PARTNERS, LP, dated as of                     , is entered into by and between Enviva Partners GP, LLC, a Delaware limited liability company, as the General Partner, and Enviva MLP Holdco, LLC, a Delaware limited liability company, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Additional Book Basis” means, with respect to any Adjusted Property, the portion of the Carrying Value of such Adjusted Property that is attributable to positive adjustments made to such Carrying Value, as determined in accordance with the provisions set forth below in this definition of Additional Book Basis. For purposes of determining the extent to which Carrying Value constitutes Additional Book Basis:

(a) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

(b) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event (an “Additional Book Basis Reduction”) and the Carrying Value of other property is increased as a result of such Book-Down Event (a “Carrying Value Increase”), then any such Carrying Value Increase shall be treated as Additional Book Basis in an amount equal to the lesser of (a) the amount of such Carrying Value Increase and (b) the amount determined by proportionately allocating the Carrying Value Increases resulting from such Book-Down Event the lesser of (I) the aggregate Additional Book Basis Reductions resulting from such Book-Down Event and (II) the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceed the remaining Additional Book Basis attributable to all of the Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (b) to such Book-Down Event).

“Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period. With respect to a Disposed of Adjusted Property, the Additional Book Basis Derivative Items shall be the amount of Additional Book Basis taken into account in computing gain or loss from the disposition of such Disposed of Adjusted Property; provided that the provisions of the immediately preceding sentence shall apply to the determination of the Additional Book Basis Derivative Items attributable to Disposed of Adjusted Property.

ENVIVA PARTNERS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Adjusted Capital Account” means, with respect to any Partner, the balance in such Partner’s Capital Account at the end of each taxable period of the Partnership, after giving effect to the following adjustments:

(a) Credit to such Capital Account any amounts which such Partner is (x) obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) or (y) deemed obligated to restore pursuant to the penultimate sentences of Treasury Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) Debit to such Capital Account the items described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Adjusted Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Adjusted Operating Surplus” means, with respect to any period, (a) Operating Surplus generated with respect to such period; (b) less (i) the amount of any net increase during such period in Working Capital Borrowings (or the Partnership’s proportionate share of any net increase in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned); and (ii) the amount of any net decrease during such period in cash reserves (or the Partnership’s proportionate share of any net decrease in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures not relating to an Operating Expenditure made during such period; and (c) plus (i) the amount of any net decrease during such period in Working Capital Borrowings (or the Partnership’s proportionate share of any net decrease in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned); (ii) the amount of any net increase during such period in cash reserves (or the Partnership’s proportionate share of any net increase in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures required by any debt instrument for the repayment of principal, interest or premium; and (iii) the amount of any net decrease made in subsequent periods in cash reserves for Operating Expenditures initially established during such period to the extent such decrease results in a reduction in Adjusted Operating Surplus in subsequent periods pursuant to clause (b)(ii) above. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus, but does include that portion of Operating Surplus included in clause (a)(iv) of the definition of Operating Surplus. To the extent that disbursements made, cash received or cash reserves established, increased or reduced after the end of a period are included in the determination of Operating Surplus for such period (as contemplated by the proviso in the definition of “Operating Surplus”) such disbursements, cash receipts and changes in cash reserves shall be deemed to have occurred in such period (and not in any future period) for purposes of calculating increases or decreases in Working Capital Borrowings or cash reserves during such period.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.6(d).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

ENVIVA PARTNERS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Aggregate Quantity of IDR Reset Common Units” is defined in Section 5.12(a).

“Aggregate Remaining Net Positive Adjustments” means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

“Agreed Value” of (a) a Contributed Property means the fair market value of such property at the time of contribution and (b) an Adjusted Property means the fair market value of such Adjusted Property on the date of the Revaluation Event, in each case as determined by the General Partner.

“Agreement” means this First Amended and Restated Agreement of Limited Partnership of Enviva Partners, LP, as it may be amended, supplemented or restated from time to time.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer, manager, general partner or managing member or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Bad Faith” means, with respect to any determination, action or omission, of any Person, board or committee, that such Person, board or committee reached such determination, or engaged in or failed to engage in such act or omission, with the belief that such determination, action or omission was adverse to the interest of the Partnership.

“Board of Directors” means the board of directors of the General Partner.

“Book Basis Derivative Items” means any item of income, deduction, gain or loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

“Book-Down Event” means a Revaluation Event that gives rise to a Revaluation Loss.

“Book-Tax Disparity” means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for U.S. federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.6 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with U.S. federal income tax accounting principles.

“Book-Up Event” means a Revaluation Event that gives rise to a Revaluation Gain.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States or the State of Maryland shall not be regarded as a Business Day.

ENVIVA PARTNERS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.6. The “Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership or that is contributed or deemed contributed to the Partnership on behalf of a Partner (including, in the case of an underwritten offering of Units, the amount of any underwriting discounts or commissions).

“Capital Improvement” means any (a) addition or improvement to the assets owned by any Group Member, (b) acquisition (through an asset acquisition, merger, stock acquisition or other form of investment) of existing, or the construction or development of new, assets by any Group Member, or (c) capital contribution by a Group Member to a Person that is not a Subsidiary of a Group Member, in which a Group Member has, or after such capital contribution will have, an equity interest to fund the Group Member’s pro rata share of the cost of the acquisition of existing, or the construction or development of new or the improvement of existing, assets, in each case if such addition, improvement, acquisition, construction or development is made to increase the long-term operating capacity or net income of the Partnership Group from the long-term operating capacity or net income of the Partnership Group, in the case of clauses (a) and (b), or such Person, in the case of clause (c), from that existing immediately prior to such addition, improvement, acquisition or construction.

“Capital Surplus” means cash and cash equivalents distributed by the Partnership in excess of Operating Surplus, as described in Section 6.3(b).

“Carrying Value” means (a) with respect to a Contributed Property or an Adjusted Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and other cost recovery deductions charged to the Partners’ Capital Accounts in respect of such property, and (b) with respect to any other Partnership property, the adjusted basis of such property for U.S. federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Section 5.6(d) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner is liable to the Partnership or any Limited Partner for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

“Certificate” means a certificate in such form (including in global form if permitted by applicable rules and regulations) as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Partnership Interests.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.3, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“Citizenship Eligibility Trigger” is defined in Section 4.8(a)(ii).

“claim” (as used in Section 7.12(c)) is defined in Section 7.12(c).

“Closing Date” means the first date on which Common Units are issued and delivered by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

ENVIVA PARTNERS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Closing Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the primary reporting system then in use in relation to such Limited Partner Interests of such class, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner.

“Code” means the U.S. Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” is defined in Section 11.3(a).

“Commences Commercial Service” means a Capital Improvement or replacement asset is first put into commercial service by a Group Member (or other Person that is not a Subsidiary of a Group Member, as contemplated in the definition of “Capital Improvement”) following, if applicable, completion of construction, acquisition, development and testing.

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Partnership Interest having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not refer to or include any Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

“Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, with respect to any Quarter wholly within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all cash and cash equivalents distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

“Conflicts Committee” means a committee of the Board of Directors composed entirely of one or more directors, each of whom is determined by the Board of Directors, after reasonable inquiry, (a) to not be an officer or employee of the General Partner (b) to not be an officer or employee of any Affiliate of the General Partner or a director of any Affiliate of the General Partner (other than any Group Member), (c) to not be a holder of any ownership interest in the General Partner or any of its Affiliates, including any Group Member, that would be likely to have an adverse impact on the ability of such director to act in an independent manner with respect to the matter submitted to the Conflicts Committee, other than Common Units and awards that are granted to such director under the LTIP, and (d) to be independent under the independence standards for directors who serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which any class of Partnership Interests is listed or admitted to trading.

ENVIVA PARTNERS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Construction Debt” means debt incurred to fund (a) all or a portion of a Capital Improvement, (b) interest payments (including periodic net payments under related interest rate swap agreements) and related fees on other Construction Debt or (c) distributions paid in respect of Construction Equity, and incremental Incentive Distributions in respect thereof.

“Construction Equity” means equity issued to fund (a) all or a portion of a Capital Improvement, (b) interest payments (including periodic net payments under related interest rate swap agreements) and related fees on Construction Debt or (c) distributions paid in respect of Construction Equity, and incremental Incentive Distributions in respect thereof. Construction Equity does not include equity issued in the Initial Offering.

“Construction Period” means the period beginning on the date that a Group Member (or other Person that is not a Subsidiary of a Group Member, as contemplated in the definition of “Capital Improvement”) enters into a binding obligation to commence a Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement Commences Commercial Service and the date that the Group Member(or other Person that is not a Subsidiary of a Group Member, as contemplated in the definition of “Capital Improvement”) abandons or disposes of such Capital Improvement.

“Contributed Property” means each property, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.6(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Contribution Agreement” means that certain Contribution Agreement, dated as of             , among the Partnership, Enviva Holdings, LP, the Organizational Limited Partner, Enviva, LP and Enviva Cottondale Acquisition I, LLC, together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

“Cumulative Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum of the Common Unit Arrearages with respect to an Initial Common Unit for each of the Quarters wholly within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and Section 6.5(b) with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

“Current Market Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

“Deferred Issuance and Distribution” means both (a) the issuance by the Partnership of a number of additional Common Units that is equal to the excess, if any, of (x)             Common Units over (y) the aggregate number, if any, of Common Units actually purchased by and issued to the Underwriters pursuant to the Over-Allotment Option on the Option Closing Date(s), and (b) a reimbursement of preformation capital expenditures in an amount equal to the aggregate amount of cash, if any, contributed by the Underwriters to the Partnership on the Option Closing Date(s) with respect to Common Units issued by the Partnership upon each exercise of the Over-Allotment Option as described in Section 5.4(b), if any.

ENVIVA PARTNERS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

“Derivative Instruments” means options, rights, warrants, appreciation rights, tracking, profit and phantom interests and other derivative instruments (other than equity interests in the Partnership) relating to, convertible into or exchangeable for Partnership Interests.

“Disposed of Adjusted Property” is defined in Section 6.1(d)(xii)(B).

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

“Eligibility Certificate” is defined in Section 4.8(b).

“Eligible Holder” means a Limited Partner, or type of Limited Partners, whose (a) U.S. federal income tax status (or lack of proof thereof), in the determination of the General Partner, does not create and is not reasonably likely to create a substantial risk of the adverse effect described in Section 4.8(a)(i) or (b) nationality, citizenship or other related status does not, in the determination of the General Partner, create a substantial risk of cancellation or forfeiture as described in Section 4.8(a)(ii). The General Partner may adopt policies and procedures for determining whether types or categories of Persons are or are not Eligible Holders. The General Partner may determine that certain Persons, or types or categories of Persons, are Eligible Holders based on its determination that (a) their U.S. federal income tax status, nationality, citizenship or other related status (or lack of proof thereof) is unlikely to create the substantial risk referenced or (b) it is in the best interest of the Partnership to permit such Persons or types or categories of Persons to own Partnership Interests notwithstanding any such risk. Any such determination may be changed by the General Partner from time to time in its discretion, and any Limited Partner may be treated as an Ineligible Holder notwithstanding that it was in a type or category of Persons determined by the General Partner to be Eligible Holders at the time such Limited Partner acquired its Limited Partner Interest.

“Estimated Incremental Quarterly Tax Amount” is defined in Section 6.9.

“Event Issue Value” means, with respect to any Common Unit as of any date of determination, (i) in the case of a Revaluation Event that includes the issuance of Common Units pursuant to a public offering and solely for cash, the price paid for such Common Units, or (ii) in the case of any other Revaluation Event, the Closing Price of the Common Units on the date of such Revaluation Event or, if the General Partner determines that a value for the Common Unit other than such Closing Price more accurately reflects the Event Issue Value, the value determined by the General Partner.

“Event of Withdrawal” is defined in Section 11.1(a).

“Excess Additional Book Basis” is defined in the definition of Additional Book Basis Derivative Items.

“Excess Distribution” is defined in Section 6.1(d)(iii)(A).

“Excess Distribution Unit” is defined in Section 6.1(d)(iii)(A).

ENVIVA PARTNERS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Expansion Capital Expenditures” means cash expenditures (including transaction expenses) for Capital Improvements, and shall not include Maintenance Capital Expenditures or Investment Capital Expenditures. Expansion Capital Expenditures shall include interest payments (including periodic net payments under related interest rate swap agreements) and related fees on Construction Debt and paid in respect of the Construction Period. Where cash expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each.

“Final Subordinated Units” is defined in Section 6.1(d)(x)(A).

“First Liquidation Target Amount” is defined in Section 6.1(c)(i)(D).

“First Target Distribution” means $         per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.12, Section 6.6 and Section 6.9.

“Fully Diluted Weighted Average Basis” means, when calculating the number of Outstanding Units for any period, the sum of (1) the weighted average number of Outstanding Units during such period plus (2) all Partnership Interests and Derivative Instruments (a) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, however, that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended or the Subordinated Units are entitled to convert into Common Units pursuant to Section 5.8, such Partnership Interests and Derivative Instruments shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.

“General Partner” means Enviva Partners GP, LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in their capacities as general partner of the Partnership (except as the context otherwise requires).

“General Partner Interest” means the management and ownership interest of the General Partner in the Partnership (in its capacity as a general partner and without reference to any Limited Partner Interest held by it) and includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement. The General Partner Interest does not include any rights to profits or losses or any rights to receive distributions from operations or upon the liquidation or winding-up of the Partnership.

“Good Faith” means, with respect to any determination, action or omission, of any Person, board or committee, that such determination, action or omission was not taken in Bad Faith.

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“Gross Liability Value” means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm’s-length transaction.

“Group” means two or more Persons that with or through any of their respective Affiliates or Associates have any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“Hedge Contract” means any exchange, swap, forward, cap, floor, collar, option or other similar agreement or arrangement entered into for the purpose of reducing the exposure of the Partnership Group to fluctuations in the price of hydrocarbons, interest rates, basis differentials or currency exchange rates in their operations or financing activities, in each case, other than for speculative purposes.

“Holder” as used in Section 7.12, is defined in Section 7.12(a).

“IDR Reset Common Unit” is defined in Section 5.12(a).

“IDR Reset Election” is defined in Section 5.12(a).

“Incentive Distribution Right” means a Limited Partner Interest having the rights and obligations specified with respect to Incentive Distribution Rights in this Agreement.

“Incentive Distributions” means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Section 6.4.

“Incremental Income Taxes” is defined in Section 6.9.

“Indemnified Persons” is defined in Section 7.12(c).

“Indemnitee” means (a) any General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a manager, managing member, general partner, director, officer, fiduciary or trustee of any Group Member, a General Partner, any Departing General Partner or any of their respective Affiliates, (e) any Person who is or was serving at the request of a General Partner, any Departing General Partner or any of their respective Affiliates as an officer, director, manager, managing member, general partner, employee, agent, fiduciary or trustee of another Person owing a fiduciary or similar duty to any Group Member; provided that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, (f) any

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Person who controls a General Partner or Departing General Partner and (g) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement because such Person’s service, status or relationship exposes such Person to potential claims, demands, actions, suits or proceedings relating to the Partnership Group’s business and affairs.

“Ineligible Holder” is defined in Section 4.8(c).

“Initial Common Units” means the Common Units sold in the Initial Offering.

“Initial Contribution Agreement” means that certain Contribution Agreement, dated as of March     , 2015, among the Partnership, Enviva Holdings, LP, the Organizational Limited Partner, Enviva, LP and Enviva Cottondale Acquisition I, LLC, together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

“Initial Limited Partners” means the Organizational Limited Partner (with respect to the Common Units and Subordinated Units received by it as described in Section 5.2), Enviva Cottondale Acquisition I, LLC (with respect to the Common Units received by it as described in Section 5.2), the General Partner (with respect to the Incentive Distribution Rights received by it as described in Section 5.1) and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1(a).

“Initial Offering” means the initial offering and sale of Common Units to the public, as described in the Registration Statement, including any offer and sale of Common Units pursuant to the exercise of the Over-Allotment Option.

“Initial Unit Price” means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters first offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

“Interim Capital Transactions” means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, including sales of debt securities and other incurrences of indebtedness for borrowed money, by any Group Member, other than Working Capital Borrowings; (b) sales of equity interests of any Group Member (including the Common Units sold to the Underwriters pursuant to the Underwriting Agreement) and (c) sales or other dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements.

“Investment Capital Expenditures” means capital expenditures other than Maintenance Capital Expenditures and Expansion Capital Expenditures.

“Liability” means any liability or obligation of any nature, whether accrued, contingent or otherwise.

“Limited Partner” means, unless the context otherwise requires, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as a limited partner of the Partnership.

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“Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Interests or a combination thereof or interest therein (but excluding Derivative Instruments), and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner hereunder.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidation Gain” is defined in the definition of Net Termination Gain.

“Liquidation Loss” is defined in the definition of Net Termination Loss.

“Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“LTIP” means benefit plans, programs and practices adopted by the General Partner pursuant to Section 7.5(c).

“Maintenance Capital Expenditures” means cash expenditures (including expenditures for the replacement, improvement or expansion of the assets owned by any Group Member or for the acquisition of existing, or the construction or development of new, assets) made to maintain the long-term operating capacity or net income of the Partnership Group.

“Merger Agreement” is defined in Section 14.1.

“Minimum Quarterly Distribution” means $         per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.12, Section 6.6 and Section 6.9.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act (or any successor to such Section) and any other securities exchange (whether or not registered with the Commission under Section 6(a) (or successor to such Section) of the Securities Exchange Act) that the General Partner shall designate as a National Securities Exchange for purposes of this Agreement.

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.6(d)(ii)) at the time such property is distributed, reduced by any Liabilities either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

“Net Income” means, for any taxable period, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of loss and deduction (other than those items taken into

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account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.6 but shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Loss” means, for any taxable period, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.6 but shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

“Net Termination Gain” means, as applicable, (a) the sum, if positive, of all items of income, gain, loss or deduction (determined in accordance with Section 5.6) that are recognized (i) after the Liquidation Date (“Liquidation Gain”) or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group) (“Sale Gain”), or (b) the excess, if any, of the aggregate amount of Unrealized Gain over the aggregate amount of Unrealized Loss deemed recognized by the Partnership pursuant to Section 5.6(d) on the date of a Revaluation Event (“Revaluation Gain”); provided, however, the items included in the determination of Net Termination Gain shall not include any items of income, gain or loss specially allocated under Section 6.1(d); and provided, further, that Sale Gain shall not include any items of income, gain, loss or deduction that are recognized during any portion of the taxable period during which such Sale Gain occurs other than those included in Sale Gain, and Revaluation Gain shall not include any items of income, gain, loss or deduction that are recognized during any portion of the taxable period during which such Revaluation Gain occurs.

“Net Termination Loss” means, as applicable, (a) the sum, if negative, of all items of income, gain, loss or deduction (determined in accordance with Section 5.6) that are recognized (i) after the Liquidation Date (“Liquidation Loss”) or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group) (“Sale Loss”), or (b) the excess, if any, of the aggregate amount of Unrealized Loss over the aggregate amount of Unrealized Gain deemed recognized by the Partnership pursuant to Section 5.6(d) on the date of a Revaluation Event (“Revaluation Loss”); provided, however, items included in the determination of Net Termination Loss shall not include any items of income, gain or loss specially allocated under Section 6.1(d)); and provided, further, that Sale Loss shall not include any items of income, gain, loss or deduction that are recognized during any portion of the taxable period during which such Sale Loss occurs other than those included in Sale Loss, and Revaluation Loss shall not include any items of income, gain, loss or deduction that are recognized during any portion of the taxable period during which such Revaluation Loss occurs.

“Noncompensatory Option” has the meaning set forth in Treasury Regulation Section 1.721-2(f).

“Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would

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be allocated to the Partners pursuant to Section 6.2(b) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

“Notice of Election to Purchase” is defined in Section 15.1(b).

“Operating Expenditures” means all Partnership Group cash expenditures (or the Partnership’s proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including taxes, reimbursements of expenses of the General Partner and its Affiliates, payments made under any Hedge Contracts, officer compensation, repayment of Working Capital Borrowings, interest and principal payments on indebtedness and capital expenditures, subject to the following:

(a) repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of “Operating Surplus” shall not constitute Operating Expenditures when actually repaid;

(b) payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures;

(c) Operating Expenditures shall not include (i) Expansion Capital Expenditures, (ii) Investment Capital Expenditures, (iii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions, (iv) distributions to Partners or (v) repurchases of Partnership Interests, other than repurchases of Partnership Interests to satisfy obligations under employee benefit plans, or reimbursements of expenses of the General Partner for such purchases. Where cash expenditures are made in part for Maintenance Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each; and

(d) (i) payments made in connection with the initial purchase of any Hedge Contract shall be amortized over the life of such Hedge Contract and (ii) payments made in connection with the termination of any Hedge Contract prior to its scheduled settlement or termination date shall be included in equal quarterly installments over what would have been the remaining scheduled term of such Hedge Contract had it not been so terminated.

“Operating Surplus” means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $         million, (ii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions and provided that cash receipts from the termination of any Hedge Contract prior to its scheduled settlement or termination date shall be included in equal quarterly installments over what would have been the remaining scheduled life of such Hedge Contract had it not been so terminated, (iii) the amount of cash distributions paid in respect of Construction Equity (and incremental Incentive Distributions in respect thereof) and paid in respect of the Construction Period and (iv) an amount equal to the net proceeds of the Initial Offering retained for general partnership purposes, up to the amount of accounts receivable of the Partnership Group distributed prior to the closing of the Initial Offering, as described in the Registration Statement, less

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(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period; (ii) the amount of cash reserves established by the General Partner (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) to provide funds for future Operating Expenditures; (iii) all Working Capital Borrowings not repaid within twelve (12) months after having been incurred or repaid within such twelve month period with the proceeds of additional Working Capital Borrowings and (iv) any cash loss realized on disposition of an Investment Capital Expenditure;

provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member), cash received or cash reserves established, increased or reduced after the end of such period but on or before the date on which cash or cash equivalents will be distributed with respect to such period shall be deemed to have been made, received, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

Notwithstanding the foregoing, (x) “Operating Surplus” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero; and (y) cash receipts from an Investment Capital Expenditure shall be treated as cash receipts only to the extent they are a return on principal, but in no event shall a return of principal be treated as cash receipts.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.

“Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

“Organizational Limited Partner” means Enviva MLP Holdco, LLC, in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

“Outstanding” means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Partnership Interests of any class, none of the Partnership Interests owned by such Person or Group shall be entitled to be voted on any matter or be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Partnership Interests so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Partnership Interests shall not, however, be treated as a separate class of Partnership Interests for purposes of this Agreement or the Delaware Act); provided, further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Partnership Interests of any class directly from the General Partner or its Affiliates (other than the Partnership), (ii) any Person or Group who acquired 20% or more of the Partnership Interests of any class directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Partnership Interests issued by the Partnership provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply; provided, further, however that Restricted Common Units shall not be treated as Outstanding for purposes of Section 6.1.

“Over-Allotment Option” means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

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“Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

“Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

“Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means Enviva Partners, LP, a Delaware limited partnership.

“Partnership Group” means, collectively, the Partnership and its Subsidiaries.

“Partnership Interest” means any class or series of equity interest (or, in the case of the General Partner, management interest) in the Partnership, which shall include any General Partner Interest and Limited Partner Interests but shall exclude all Derivative Instruments.

“Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

“Percentage Interest” means as of any date of determination and as to any Unitholder with respect to Units, the quotient obtained by dividing (A) the number of Units held by such Unitholder by (B) the total number of Outstanding Units. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero. The Percentage Interest with respect to the General Partner Interest shall at all times be zero.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Per Unit Capital Amount” means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any class of Units held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

“Privately Placed Units” means any Common Units issued for cash or property other than pursuant to a public offering.

“Pro Rata” means when used with respect to (a) Units or any class thereof, apportioned among all designated Units in accordance with their relative Percentage Interests, (b) Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests and (c) holders of Incentive Distribution Rights, apportioned among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership, or, with respect to the fiscal quarter of the Partnership in which the Closing Date occurs, the portion of such fiscal quarter after the Closing Date.

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“Rate Eligibility Trigger” is defined in Section 4.8(a)(i).

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means (a) with respect to any class of Partnership Interests for which a Transfer Agent has been appointed, the Person in whose name a Partnership Interest of such class is registered on the books of the Transfer Agent as of the closing of business on a particular Business Day, or (b) with respect to other classes of Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the General Partner has caused to be kept as of the closing of business on such Business Day.

“Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.9.

“Registration Statement” means the Registration Statement on Form S-1 (Registration No. 333-199625) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

“Remaining Net Positive Adjustments” means as of the end of any taxable period, (i) with respect to the Unitholders, the excess of (a) the Net Positive Adjustments of the Unitholders as of the end of such period over (b) the sum of those Unitholders’ Share of Additional Book Basis Derivative Items for each prior taxable period and (ii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

“Required Allocations” means any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), Section 6.1(d)(ii), Section 6.1(d)(iv), Section 6.1(d)(v), Section 6.1(d)(vi), Section 6.1(d)(vii) or Section 6.1(d)(ix).

“Reset MQD” is defined in Section 5.12(a).

“Reset Notice” is defined in Section 5.12(b).

“Restricted Common Unit” means a Common Unit (i) that was granted to the holder thereof in connection with such holder’s performance of services for the Partnership, (ii) that remains subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code and (iii) with respect to which no election was made pursuant to Section 83(b) of the Code. As set forth in the final proviso in the definition of “Outstanding,” Restricted Common Units are not treated as Outstanding for purposes of Section 6.1. Upon the lapse of the “substantial risk of forfeiture” with respect to a Restricted Common Unit, for U.S. federal income tax purposes

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such Common Unit will be treated as having been newly issued in consideration for the performance of services and will thereafter be considered to be Outstanding for purposes of Section 6.1.

“Revaluation Event” means an event that results in adjustment of the Carrying Value of each Partnership property pursuant to Section 5.6(d).

“Revaluation Gain” is defined in the definition of Net Termination Gain.

“Revaluation Loss” is defined in the definition of Net Termination Loss.

“Sale Gain” is defined in the definition of Net Termination Gain.

“Sale Loss” is defined in the definition of Net Termination Loss.

“Second Liquidation Target Amount” is defined in Section 6.1(c)(i)(E).

“Second Target Distribution” means $         per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.12, Section 6.6 and Section 6.9.

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

“Share of Additional Book Basis Derivative Items” means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such taxable period bears to the Aggregate Remaining Net Positive Adjustments as of that time and (ii) with respect to the holders of Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the holders of the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

“Special Approval” means approval by a majority of the members of the Conflicts Committee or, if the Conflicts Committee has only one member, the sole member of the Conflicts Committee.

“Subordinated Unit” means a Partnership Interest having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term “Subordinated Unit” does not refer to or include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

“Subordination Period” means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a) the first Business Day following the distribution pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending                     , 2018, in respect of which (i) (A) aggregate distributions from

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Operating Surplus on the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such Business Day equaled or exceeded the sum of the Minimum Quarterly Distribution on all such Outstanding Common Units, Subordinated Units and other Outstanding Units in each respective period and (B) the Adjusted Operating Surplus for each of such periods equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during each such period on a Fully Diluted Weighted Average Basis, and (ii) there are no Cumulative Common Unit Arrearages; and

(b) the first Business Day following the distribution pursuant to Section 6.3(a) in respect of any Quarter in respect of which (i) (A) aggregate distributions from Operating Surplus on the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to the four-Quarter period immediately preceding such Business Day, equaled or exceeded 150% of the Minimum Quarterly Distribution on all such Outstanding Common Units, Subordinated Units and other Outstanding Units and (B) the Adjusted Operating Surplus for such period equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such period on a Fully Diluted Weighted Average Basis and the corresponding Incentive Distributions and (ii) there are no Cumulative Common Unit Arrearages.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general partner of such partnership, but only if such Person, directly or by one or more Subsidiaries of such Person, or a combination thereof, controls such partnership on the date of determination or (c) any other Person in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Surviving Business Entity” is defined in Section 14.2(b)(ii).

“Target Distribution” means each of the Minimum Quarterly Distribution, the First Target Distribution, Second Target Distribution and Third Target Distribution.

“Third Target Distribution” means $         per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.12, Section 6.6 and Section 6.9.

“Trading Day” means a day on which the principal National Securities Exchange on which the referenced Partnership Interests of any class are listed or admitted to trading is open for the transaction of business or, if such Partnership Interests are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

“transfer” is defined in Section 4.4(a).

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“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the Partnership to act as registrar and transfer agent for any class of Partnership Interests; provided, that if no Transfer Agent is specifically designated for any class of Partnership Interests, the General Partner shall act in such capacity.

“Underwriter” means each Person named as an underwriter in the Underwriting Agreement who purchases Common Units pursuant thereto.

“Underwriting Agreement” means that certain Underwriting Agreement, dated as of , among the Underwriters, the Partnership, the General Partner and the other parties thereto, providing for the purchase of Common Units by the Underwriters.

“Unit” means a Partnership Interest that is designated as a “Unit” and shall include Common Units and Subordinated Units but shall not include (i) the General Partner Interest or (ii) Incentive Distribution Rights.

“Unitholders” means the Record Holders of Units.

“Unit Majority” means (i) during the Subordination Period, a majority of the Outstanding Common Units (excluding Common Units whose voting power is, for purposes of the applicable matter for which a vote of Unitholders is being taken, beneficially owned by the General Partner or its Affiliates), voting as a class, and a majority of the Outstanding Subordinated Units, voting as a class, and (ii) after the end of the Subordination Period, a majority of the Outstanding Common Units.

“Unpaid MQD” is defined in Section 6.1(c)(i)(B).

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.6(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.6(d) as of such date).

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.6(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.6(d)).

“Unrecovered Initial Unit Price” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision, or combination of such Units.

“Unrestricted Person” means (a) each Indemnitee, (b) each Partner, (c) each Person who is or was a member, partner, director, officer, employee or agent of any Group Member, a General Partner or any Departing General Partner or any Affiliate of any Group Member, a General Partner or any Departing General Partner and (d) any Person the General Partner designates as an “Unrestricted Person” for purposes of this Agreement.

“U.S. GAAP” means United States generally accepted accounting principles, as in effect from time to time, consistently applied.

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“Withdrawal Opinion of Counsel” is defined in Section 11.1(b).

“Working Capital Borrowings” means borrowings used solely for working capital purposes or to pay distributions to Partners, made pursuant to a credit facility, commercial paper facility or other similar financing arrangement; provided that when incurred it is the intent of the borrower to repay such borrowings within 12 months from sources other than additional Working Capital Borrowings.

Section 1.2 Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include”, “includes”, “including” and words of like import shall be deemed to be followed by the words “without limitation”; and (d) the terms “hereof”, “herein” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement. The General Partner has the power to construe and interpret this Agreement and to act upon any such construction or interpretation. Any construction or interpretation of this Agreement by the General Partner and any action taken pursuant thereto and any determination made by the General Partner in good faith shall, in each case, be conclusive and binding on all Record Holders and all other Persons for all purposes.

ARTICLE II

ORGANIZATION

Section 2.1 Formation. The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act.

Section 2.2 Name. The name of the Partnership shall be “Enviva Partners, LP.” The Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” “LP,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3 Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 7200 Wisconsin Ave, Suite 1000, Bethesda, MD 20814, or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner determines to be necessary or appropriate. The address of the General Partner shall be 7200 Wisconsin Ave, Suite 1000, Bethesda, MD 20814, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4 Purpose and Business. The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form, hold and dispose of any corporation,

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partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner, in its sole discretion, and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would be reasonably likely to cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve, and may, in its sole discretion, decline to propose or approve, the conduct by the Partnership Group of any business.

Section 2.5 Powers. The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6 Term. The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.7 Title to Partnership Assets. Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership or one or more of the Partnership’s designated Affiliates as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1 Limitation of Liability. The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2 Management of Business. No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business,

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transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. No action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall be considered participating in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) nor shall any such action affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3 Outside Activities of the Limited Partners. Subject to the provisions of Section 7.6, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, each Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

Section 3.4 Rights of Limited Partners.

(a) Each Limited Partner shall have the right, for a purpose that is reasonably related, as determined by the General Partner, to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand and at such Limited Partner’s own expense, to obtain:

(i) true and full information regarding the status of the business and financial condition of the Partnership (provided that the requirements of this Section 3.4(a)(i) shall be satisfied if the Limited Partner is furnished the Partnership’s most recent annual report and any subsequent quarterly or periodic reports required to be filed (or which would be required to be filed) with the Commission pursuant to Section 13 of the Exchange Act);

(ii) a current list of the name and last known business, residence or mailing address of each Record Holder; and

(iii) a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed.

(b) The rights pursuant to Section 3.4(a) replace in their entirety any rights to information provided for in Section 17-305(a) of the Delaware Act and each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby agrees to the fullest extent permitted by law that they do not have any rights as Partners to receive any information either pursuant to Sections 17-305(a) of the Delaware Act or otherwise except for the information identified in Section 3.4(a).

(c) The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential.

(d) Notwithstanding any other provision of this Agreement or Section 17-305 of the Delaware Act, each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby agrees to the fullest extent permitted by law that they do not have rights to receive information from the Partnership or any Indemnitee for the purpose of determining whether to pursue litigation

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or assist in pending litigation against the Partnership or any Indemnitee relating to the affairs of the Partnership except pursuant to the applicable rules of discovery relating to litigation commenced by such Person.

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1 Certificates. Notwithstanding anything to the contrary herein, unless the General Partner shall determine otherwise in respect of some or all of any or all classes of Partnership Interests, Partnership Interests shall not be evidenced by certificates. Any Certificates that are issued shall be executed on behalf of the Partnership by the Chairman of the Board, Chief Executive Officer, President or any Executive Vice President or Vice President and the Chief Financial Officer or the Secretary or any Assistant Secretary of the General Partner. No Certificate for a class of Partnership Interests shall be valid for any purpose until it has been countersigned by the Transfer Agent for such class of Partnership Interests; provided, however, that if the General Partner elects to cause the Partnership to issue Partnership Interests of such class in global form, the Certificate shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Partnership Interests have been duly registered in accordance with the directions of the Partnership. Subject to the requirements of Section 6.7(c), if Common Units are evidenced by Certificates, on or after the date on which Subordinated Units are converted into Common Units, the Record Holders of such Subordinated Units (i) if the Subordinated Units are evidenced by Certificates, may exchange such Certificates for Certificates evidencing Common Units or (ii) if the Subordinated Units are not evidenced by Certificates, shall be issued Certificates evidencing Common Units.

Section 4.2 Mutilated, Destroyed, Lost or Stolen Certificates.

(a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Interests as the Certificate so surrendered.

(b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner or the Transfer Agent.

If a Limited Partner fails to notify the General Partner within a reasonable period of time after such Limited Partner has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests

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represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

(c) As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3 Record Holders. The Partnership and the General Partner shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person shall be (a) the Record Holder of such Partnership Interest and (b) bound by this Agreement and shall have the rights and obligations of a Partner hereunder as, and to the extent, provided herein.

Section 4.4 Transfer Generally.

(a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall mean a transaction by which the holder of a Partnership Interest assigns such Partnership Interest to another Person who is or becomes a Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, excluding a pledge, encumbrance, hypothecation or mortgage but including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be, to the fullest extent permitted by law, null and void.

(c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of any Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in such Partner and the term “transfer” shall not mean any such disposition.

Section 4.5 Registration and Transfer of Limited Partner Interests.

(a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests.

(b) The Partnership shall not recognize any transfer of Limited Partner Interests evidenced by Certificates until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto. Upon surrender of a

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Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions hereof, the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Certificates evidencing Limited Partner Interests, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

(c) By acceptance of the transfer of any Limited Partner Interests in accordance with this Section 4.5 and except as provided in Section 4.8, each transferee of a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) acknowledges and agrees to the provisions of Section 10.1(a).

(d) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.7, (iv) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or an amendment to this Agreement establishing such class or series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law including the Securities Act, Limited Partner Interests shall be freely transferable.

(e) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units, Common Units and Incentive Distribution Rights to one or more Persons.

Section 4.6 Transfer of the General Partner’s General Partner Interest.

(a) The General Partner may at its option transfer all or any part of its General Partner Interest without approval from any other Partner.

(b) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability under the Delaware Act of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest held by the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as the General Partner effective immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7 Restrictions on Transfers.

(a) Notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed).

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(b) The General Partner may impose restrictions on the transfer of Partnership Interests if it determines, with the advice of counsel, that such restrictions are necessary or advisable to (i) avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for U.S. federal income tax purposes or (ii) preserve the uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of a majority of the Outstanding Limited Partner Interests of such class.

(c) Nothing contained in this Agreement, other than Section 4.7(a), shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

Section 4.8 Eligibility Certificates; Ineligible Holders.

(a) If at any time the General Partner determines, with the advice of counsel, that:

(i) the U.S. federal income tax status (or lack of proof of the U.S. federal income tax status) of one or more Limited Partners (or type of Limited Partners) or their owners creates or is reasonably likely to create a substantial risk of an adverse effect on the rates that can be charged to customers by any Group Member with respect to assets that are subject to regulation by the Federal Energy Regulatory Commission or similar regulatory body (a “Rate Eligibility Trigger”); or

(ii) the nationality, citizenship or other related status (or lack of proof thereof) of one or more Limited Partners (or type of Limited Partners) or their owners creates or is reasonably likely to create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest under any federal, state or local law or regulation (a “Citizenship Eligibility Trigger”);

then, the General Partner may adopt such amendments to this Agreement as it determines to be necessary or appropriate to (x) in the case of a Rate Eligibility Trigger, obtain such proof of the U.S. federal income tax status of the Limited Partners and, to the extent relevant, their owners, as the General Partner determines to be necessary or appropriate to reduce the risk of occurrence of a material adverse effect on the rates that can be charged to customers by any Group Member or (y) in the case of a Citizenship Eligibility Trigger, obtain such proof of the nationality, citizenship or other related status of the Limited Partners and, to the extent relevant, their owners as the General Partner determines to be necessary or appropriate to eliminate or mitigate the risk of cancellation or forfeiture of any properties or interests therein.

(b) Such amendments may include provisions requiring all Partners to certify as to their (and their owners’) status as Eligible Holders upon demand and on a regular basis, as determined by the General Partner, and may require transferees of Units to so certify prior to being admitted to the Partnership as Partners (any such required certificate, an “Eligibility Certificate”).

(c) Such amendments may provide that any Partner who fails to furnish to the General Partner within a reasonable period requested proof of its (and its owners’) status as an Eligible Holder or if upon receipt of such Eligibility Certificate or other requested information the General Partner determines that a Limited Partner (or its owner) is not an Eligible Holder (an “Ineligible Holder”), the Partnership Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.9. In addition, the General Partner shall be substituted and treated as the owner of all Partnership Interests owned by an Ineligible Holder.

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(d) The General Partner shall, in exercising voting rights in respect of Partnership Interests held by it on behalf of Ineligible Holders, cast such votes in the same manner and in the same ratios as the votes of Partners (including the General Partner and its Affiliates) in respect of Partnership Interests other than those of Ineligible Holders are cast.

(e) Upon dissolution of the Partnership, an Ineligible Holder shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Ineligible Holder’s share of any distribution in kind. Such payment and assignment shall be treated for purposes hereof as a purchase by the Partnership from the Ineligible Holder of the portion of his Partnership Interest representing his right to receive his share of such distribution in kind.

(f) At any time after he can and does certify that he has become an Eligible Holder, an Ineligible Holder may, upon application to the General Partner, request that with respect to any Partnership Interests of such Ineligible Holder not redeemed pursuant to Section 4.9, such Ineligible Holder be admitted as a Partner, and upon approval of the General Partner, such Ineligible Holder shall be admitted as a Partner and shall no longer constitute an Ineligible Holder and the General Partner shall cease to be deemed to be the owner in respect of such Ineligible Holder’s Partnership Interests.

Section 4.9 Redemption of Partnership Interests of Ineligible Holders.

(a) If at any time a Partner fails to furnish an Eligibility Certificate or other information requested within the period of time specified in amendments adopted pursuant to Section 4.8 or if upon receipt of such Eligibility Certificate, the General Partner determines, with the advice of counsel, that a Partner is an Ineligible Holder, the Partnership may, unless the Partner establishes to the satisfaction of the General Partner that such Partner is an Eligible Holder or has transferred his Limited Partner Interests to a Person who is an Eligible Holder and who furnishes an Eligibility Certificate to the General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Partner as follows:

(i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Partner, at his last address designated on the records of the Partnership or the Transfer Agent, as applicable, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon redemption of the Redeemable Interests (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender of the Certificate evidencing the Redeemable Interests) and that on and after the date fixed for redemption no further allocations or distributions to which the Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Partnership Interests of the class to be so redeemed multiplied by the number of Partnership Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 5% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) The Partner or his duly authorized representative shall be entitled to receive the payment for the Redeemable Interests at the place of payment specified in the notice of redemption on the redemption date (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender by or on behalf of

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the Partner at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank).

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

(b) The provisions of this Section 4.9 shall also be applicable to Partnership Interests held by a Partner as nominee of a Person determined to be an Ineligible Holder.

(c) Nothing in this Section 4.9 shall prevent the recipient of a notice of redemption from transferring his Partnership Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Partnership Interest certifies to the satisfaction of the General Partner that he is an Eligible Holder. If the transferee fails to make such certification, such redemption will be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1 Organizational Contributions. In connection with the formation of the Partnership under the Delaware Act, the General Partner has been admitted as the General Partner of the Partnership. The Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $1,000.00 in exchange for a Limited Partner Interest equal to a 100% Percentage Interest and has been admitted as a Limited Partner of the Partnership.

Section 5.2 Contributions by the General Partner and its Affiliates. On April     , 2015 and pursuant to the Initial Contribution Agreement, the Organizational Limited Partner contributed to the Partnership, as a Capital Contribution, the limited liability company interests in Enviva and Enviva GP (each as defined in the Initial Contribution Agreement) in exchange for the right to receive, as specified in the Contribution Agreement,              Common Units,              Subordinated Units, and the Deferred Issuance and Distribution. On the Closing Date and pursuant to the Contribution Agreement, the General Partner shall be issued the Incentive Distribution Rights. On April     , 2015 and pursuant to the Initial Contribution Agreement, Enviva Cottondale Acquisition I, LLC contributed to the Partnership, as a Capital Contribution, the limited liability company interest in Enviva Cottondale Acquisition II, LLC in exchange for the right to receive, as specified in the Contribution Agreement,              Common Units.

Section 5.3 Recapitalization by the Partnership. On the Closing Date, the Partnership recapitalized the outstanding Limited Partner Interests into              Common Units pursuant to this Agreement.

Section 5.4 Contributions by Initial Limited Partners.

(a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

(b) Upon the exercise, if any, of the Over-Allotment Option, each Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

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Section 5.5 Interest and Withdrawal. No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon liquidation of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions.

Section 5.6 Capital Accounts.

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions with respect to such Partnership Interest and (ii) all items of Partnership income and gain computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made to the Partner with respect to such Partnership Interest, provided that the Capital Account of a Partner shall not be reduced by the amount of any distributions made with respect to Restricted Common Units held by such Partner and (y) all items of Partnership deduction and loss computed in accordance with Section 5.6(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

(b) For purposes of computing the amount of any item of income, gain, loss or deduction that is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for U.S. federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i) Solely for purposes of this Section 5.6, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement) of all property owned by (x) any other Group Member that is classified as a partnership for U.S. federal income tax purposes and (y) any other partnership, limited liability company, unincorporated business or other entity classified as a partnership for U.S. federal income tax purposes of which a Group Member is, directly or indirectly, a partner, member or other equity holder.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) The computation of all items of income, gain, loss and deduction shall be made (x) except as otherwise provided in this Agreement and Treasury Regulation Section 1.704-1(b)(2)(iv)(m), without regard to any election under Section 754 of the Code that may be made by the Partnership, and (y) as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for U.S. federal income tax purposes.

(iv) To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) of the Code (including pursuant to Treasury Regulation Section 1.734-2(b)(1)) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

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(v) In the event the Carrying Value of Partnership property is adjusted pursuant to Section 5.6(d)(i), any Unrealized Gain resulting from such adjustment shall be treated as an item of gain and any Unrealized Loss resulting from such adjustment shall be treated as an item of loss.

(vi) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the property’s Carrying Value as of such date.

(vii) Any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property or Adjusted Property shall be determined under the rules prescribed by Treasury Regulation Section 1.704-3(d) as if the adjusted basis of such property were equal to the Carrying Value of such property.

(viii) The Gross Liability Value of each Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) shall be adjusted at such times as provided in this Agreement for an adjustment to Carrying Values. The amount of any such adjustment shall be treated for purposes hereof as an item of loss (if the adjustment increases the Carrying Value of such Liability of the Partnership) or an item of gain (if the adjustment decreases the Carrying Value of such Liability of the Partnership).

(c) (i) Except as otherwise provided in this Section 5.6(c), a transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(ii) Subject to Section 6.7(b), immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 by a holder thereof (in each case, other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units. Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained Subordinated Units or retained converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) above, and the transferee’s Capital Account established with respect to the transferred Subordinated Units or transferred converted Subordinated Units will have a balance equal to the amount allocated under clause (A) above.

(iii) Subject to Section 6.8(b), immediately prior to the transfer of an IDR Reset Common Unit by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(iii) apply), the Capital Account maintained for such Person with respect to its IDR Reset Common Units will (A) first, be allocated to the IDR Reset Common Units to be transferred in an amount equal to the product of (x) the number of such IDR Reset Common Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any IDR Reset Common Units. Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained IDR Reset Common Units, if any, will have a balance equal to the amount allocated under clause (B) above, and the transferee’s Capital Account established with respect to the transferred IDR Reset Common Units will have a balance equal to the amount allocated under clause (A) above.

(d) (i) Consistent with Treasury Regulation Section 1.704-1(b)(2)(iv)(f) and 1.704-1(b)(2)(iv)(h)(2), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of a Noncompensatory Option, the issuance of Partnership Interests as consideration for the provision of services (including upon the

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lapse of a “substantial risk of forfeiture” with respect to a Restricted Common Unit), the issuance of IDR Reset Common Units pursuant to Section 5.12, or the conversion of the Combined Interest to Common Units pursuant to Section 11.3(b), the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property; provided, however, that in the event of the issuance of a Partnership Interest pursuant to the exercise of a Noncompensatory Option where the right to share in Partnership capital represented by such Partnership Interest differs from the consideration paid to acquire and exercise such option, the Carrying Value of each Partnership property immediately after the issuance of such Partnership Interest shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property and the Capital Accounts of the Partners shall be adjusted in a manner consistent with Treasury Regulation Section 1.704-1(b)(2)(iv)(s); provided further, however, that in the event of an issuance of Partnership Interests for a de minimis amount of cash or Contributed Property, in the event of an issuance of a Noncompensatory Option to acquire a de minimis Partnership Interest or in the event of an issuance of a de minimis amount of Partnership Interests as consideration for the provision of services, the General Partner may determine that such adjustments are unnecessary for the proper administration of the Partnership. If, upon the occurrence of a Revaluation Event described in this Section 5.6(d)(i), a Noncompensatory Option of the Partnership is outstanding, the Partnership shall adjust the Carrying Value of each Partnership property in accordance with Treasury Regulation Sections 1.704-1(b)(2)(iv)(f)(1) and 1.704-1(b)(2)(iv)(h)(2). In determining such Unrealized Gain or Unrealized Loss, the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests (or, in the case of a Revaluation Event resulting from the exercise of a Noncompensatory Option, immediately after the issuance of the Partnership Interest acquired pursuant to the exercise of such Noncompensatory Option) shall be determined by the General Partner using such method of valuation as it may adopt. In making its determination of the fair market values of individual properties, the General Partner may first determine an aggregate value for the assets of the Partnership that takes into account the current trading price of the Common Units, the fair market value of all other Partnership Interests at such time and the amount of Partnership Liabilities. The General Partner may allocate such aggregate value among the individual properties of the Partnership (in such manner as it determines appropriate). Absent a contrary determination by the General Partner, the aggregate fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to a Revaluation Event shall be the value that would result in the Capital Account for each Common Unit that is Outstanding prior to such Revaluation Event being equal to the Event Issue Value.

(ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property. In determining such Unrealized Gain or Unrealized Loss the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of a distribution other than one made pursuant to Section 12.4, be determined in the same manner as that provided in Section 5.6(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined by the Liquidator using such method of valuation as it may adopt.

Section 5.7 Issuances of Additional Partnership Interests and Derivative Instruments.

(a) The Partnership may issue additional Partnership Interests and Derivative Instruments for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

(b) Each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 5.7(a) may be issued in one or more classes, or one or more series of any such classes, with such designations,

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preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Interests), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Interest (including sinking fund provisions); (v) whether such Partnership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Interest will be issued, evidenced by Certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Interest; and (viii) the right, if any, of each such Partnership Interest to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Interest.

(c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Interests and Derivative Instruments pursuant to this Section 5.7, (ii) the conversion of the Combined Interest into Units pursuant to the terms of this Agreement, (iii) the issuance of Common Units pursuant to Section 5.12, (iv) reflecting admission of such additional Limited Partners in the books and records of the Partnership as the Record Holders of such Limited Partner Interests and (v) all additional issuances of Partnership Interests. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Interests being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Interests or in connection with the conversion of the Combined Interest into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Interests are listed or admitted to trading.

(d) No fractional Units shall be issued by the Partnership.

Section 5.8 Conversion of Subordinated Units.

(a) All of the Subordinated Units shall convert into Common Units on a one-for-one basis on the first Business Day following the distribution pursuant to Section 6.3(a) in respect of the final full Quarter of the Subordination Period.

(b) The Subordinated Units may convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

Section 5.9 Limited Preemptive Right. Except as provided in this Section 5.9 or as otherwise provided in a separate agreement by the Partnership, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Interest, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Interests from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Interests to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Interests. The determination by the General Partner to exercise (or refrain from exercising) its right pursuant to the immediately preceding sentence shall be a determination made in its individual capacity.

Section 5.10 Splits and Combinations.

(a) The Partnership may make a distribution of Partnership Interests to all Record Holders or may effect a subdivision or combination of Partnership Interests. Upon any such event, each Partner shall have the same

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Percentage Interest in the Partnership as before such event (subject to the effect of Section 5.10(d)), and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units shall be proportionately adjusted retroactive to the beginning of the Partnership.

(b) Whenever such a distribution, subdivision or combination of Partnership Interests is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice.

(c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Interests as of the applicable Record Date representing the new number of Partnership Interests held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Interests Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.7(d) and this Section 5.10(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.11 Fully Paid and Non-Assessable Nature of Limited Partner Interests. All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 or 17-804 of the Delaware Act.

Section 5.12 Issuance of Common Units in Connection with Reset of Incentive Distribution Rights.

(a) Subject to the provisions of this Section 5.12, the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the holders of Incentive Distribution Rights) shall have the option, at any time when there are no Subordinated Units outstanding and the Partnership has made a distribution pursuant to Section 6.4(a)(vii) or Section 6.4(b)(v) for each of the four most recently completed Quarters, to make an election (the “IDR Reset Election”) to cause the Target Distributions to be reset in accordance with the provisions of Section 5.12(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive their Pro Rata share of a number of Common Units (the “IDR Reset Common Units”) equal to the result of dividing (i) the amount of cash distributions made by the Partnership for the Quarter immediately preceding the giving of the Reset Notice in respect of the Incentive Distribution Rights by (ii) the cash distribution made by the Partnership in respect of each Common Unit for the Quarter immediately preceding the giving of the Reset Notice (the “Reset MQD”) (the number of Common Units determined by such quotient is referred to herein as the “Aggregate Quantity of IDR Reset Common Units”). The making of the IDR Reset Election in the manner specified in Section 5.12(b) shall cause the Target Distributions to be reset in accordance with the provisions of Section 5.12(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive Common Units on the basis specified above, without any further approval required by the General Partner or the Unitholders, at the time specified in Section 5.12(c) unless the IDR Reset Election is rescinded pursuant to Section 5.12(d).

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(b) To exercise the right specified in Section 5.12(a), the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall deliver a written notice (the “Reset Notice”) to the Partnership. Within 10 Business Days after the receipt by the Partnership of such Reset Notice, the Partnership shall deliver a written notice to the holder or holders of the Incentive Distribution Rights of the Partnership’s determination of the aggregate number of Common Units that each holder of Incentive Distribution Rights will be entitled to receive.

(c) The holder or holders of the Incentive Distribution Rights will be entitled to receive the Aggregate Quantity of IDR Reset Common Units on the fifteenth Business Day after receipt by the Partnership of the Reset Notice; provided, however, that the issuance of Common Units to the holder or holders of the Incentive Distribution Rights shall not occur prior to the approval of the listing or admission for trading of such Common Units by the principal National Securities Exchange upon which the Common Units are then listed or admitted for trading if any such approval is required pursuant to the rules and regulations of such National Securities Exchange.

(d) If the principal National Securities Exchange upon which the Common Units are then traded has not approved the listing or admission for trading of the Common Units to be issued pursuant to this Section 5.12 on or before the 30th calendar day following the Partnership’s receipt of the Reset Notice and such approval is required by the rules and regulations of such National Securities Exchange, then the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right to either rescind the IDR Reset Election or elect to receive other Partnership Interests having such terms as the General Partner may approve that will provide (i) the same economic value, in the aggregate, as the Aggregate Quantity of IDR Reset Common Units would have had at the time of the Partnership’s receipt of the Reset Notice, as determined by the General Partner, and (ii) for the subsequent conversion (on terms acceptable to the National Securities Exchange upon which the Common Units are then traded) of such Partnership Interests into Common Units within not more than 12 months following the Partnership’s receipt of the Reset Notice upon the satisfaction of one or more conditions that are reasonably acceptable to the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights).

(e) The Target Distributions shall be adjusted at the time of the issuance of Common Units or other Partnership Interests pursuant to this Section 5.12 such that (i) the Minimum Quarterly Distribution shall be reset to be equal to the Reset MQD, (ii) the First Target Distribution shall be reset to equal 115% of the Reset MQD, (iii) the Second Target Distribution shall be reset to equal 125% of the Reset MQD and (iv) the Third Target Distribution shall be reset to equal 150% of the Reset MQD.

(f) Upon the issuance of IDR Reset Common Units pursuant to Section 5.12(a) (or other Partnership Interests as described in Section 5.12(d)), the Capital Account maintained with respect to the Incentive Distribution Rights shall (i) first, be allocated to IDR Reset Common Units (or other Partnership Interests) in an amount equal to the product of (A) the Aggregate Quantity of IDR Reset Common Units (or other Partnership Interests) and (B) the Per Unit Capital Amount for an Initial Common Unit, and (ii) second, any remaining balance in such Capital Account will be retained by the holder(s) of the Incentive Distribution Rights. If there is not a sufficient Capital Account associated with the Incentive Distribution Rights to allocate the full Per Unit Capital Amount for an Initial Common Unit to the IDR Reset Common Units in accordance with clause (i) of this Section 5.12(f), the IDR Reset Common Units shall be subject to Sections 6.1(d)(x)(B) and (C).

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ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1 Allocations for Capital Account Purposes. For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.6(b)) for each taxable period shall be allocated among the Partners as provided herein below. As set forth in the definition of “Outstanding,” Restricted Common Units shall not be considered to be Outstanding Common Units for purposes of this Section 6.1 and references herein to Unitholders holding Common Units shall be to such Unitholders solely with respect to their Common Units other than Restricted Common Units.

(a) Net Income. Net Income for each taxable period (including a pro rata part of each item of income, gain, loss and deduction taken into account in computing Net Income for such taxable period) shall be allocated as follows:

(i) First, to the General Partner until the aggregate amount of Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current and all previous taxable periods is equal to the aggregate amount of Net Loss allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable periods; and

(ii) Second, the balance, if any, 100% to the Unitholders, Pro Rata.

(b) Net Loss. Net Loss for each taxable period (including a pro rata part of each item of income, gain, loss and deduction taken into account in computing Net Loss for such taxable period) shall be allocated as follows:

(i) First, to the Unitholders, Pro Rata; provided, that Net Loss shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit balance in its Adjusted Capital Account); and

(ii) Second, the balance, if any, 100% to the General Partner.

(c) Net Termination Gains and Losses. Any Net Termination Gain or Net Termination Loss occurring during a taxable period shall be allocated in the manner set forth in this Section 6.1(c). All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of cash and cash equivalents provided under Section 6.4 and Section 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4; and provided, further, that Net Termination Gain or Net Termination Loss attributable to (i) Liquidation Gain or Liquidation Loss shall be allocated on the last day of the taxable period during which such Liquidation Gain or Liquidation Loss occurred, (ii) Sale Gain or Sale Loss shall be allocated as of the time of the sale or disposition giving rise to such Sale Gain or Sale Loss and allocated to the Partners consistent with the second proviso set forth in Section 6.2(f) and (iii) Revaluation Gain or Revaluation Loss shall be allocated on the date of the Revaluation Event giving rise to such Revaluation Gain or Revaluation Loss.

(i) Except as provided in Section 6.1(c)(iv) and subject to the provisions set forth in the last sentence of this Section 6.1(c)(i), Net Termination Gain (including a pro rata part of each item of income, gain, loss, and deduction taken into account in computing Net Termination Gain) shall be allocated in the following order and priority:

(A) First, to each Partner having a deficit balance in its Adjusted Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Adjusted Capital Accounts

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of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Adjusted Capital Account;

(B) Second, to all Unitholders holding Common Units, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) if the Net Termination Gain is attributable to Liquidation Gain, the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or Section 6.4(b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter referred to as the “Unpaid MQD”) and (3) any then existing Cumulative Common Unit Arrearage;

(C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit into a Common Unit, to all Unitholders holding Subordinated Units, Pro Rata, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Initial Unit Price, determined for the taxable period (or portion thereof) to which this allocation of gain relates, and (2) if the Net Termination Gain is attributable to Liquidation Gain, the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

(D) Fourth, to all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Unpaid MQD, if applicable, (3) any then existing Cumulative Common Unit Arrearage, and (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter after the Closing Date or the date of the most recent IDR Reset Election, if any, over (bb) the cumulative per Unit amount of any distributions of cash or cash equivalents that are deemed to be Operating Surplus made pursuant to Section 6.4(a)(iv) and Section 6.4(b)(ii) with respect to such Common Unit for such period (the sum of (1), (2), (3) and (4) is hereinafter referred to as the “First Liquidation Target Amount”);

(E) Fifth, 15% to the holders of the Incentive Distribution Rights, Pro Rata, and 85.0% to all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, and (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter after the Closing Date or the date of the most recent IDR Reset Election, if any, over (bb) the cumulative per Unit amount of any distributions of cash or cash equivalents that are deemed to be Operating Surplus made pursuant to Section 6.4(a)(v) and Section 6.4(b)(iii) with respect to such Common Unit for such period (the sum of (1) and (2) is hereinafter referred to as the “Second Liquidation Target Amount”);

(F) Sixth, 25% to the holders of the Incentive Distribution Rights, Pro Rata, and 75% to all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, and (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter after the Closing Date or the date of the most recent IDR Reset Election, if any, over (bb) the cumulative per Unit amount of any distributions of cash or cash equivalents that are deemed to be Operating Surplus made pursuant to Section 6.4(a)(vi) and Section 6.4(b)(iv) with respect to such Common Unit for such period; and

(G) Finally, 50% to the holders of the Incentive Distribution Rights, Pro Rata, and 50% to all Unitholders, Pro Rata.

Notwithstanding the foregoing provisions in this Section 6.1(c)(i), the General Partner may adjust the amount of any Net Termination Gain arising in connection with a Revaluation Event that is allocated to the holders of

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Incentive Distribution Rights in a manner that will result (1) in the Capital Account for each Common Unit that is Outstanding prior to such Revaluation Event being equal to the Event Issue Value and (2) to the greatest extent possible, the Capital Account with respect to the Incentive Distribution Rights that are Outstanding prior to such Revaluation Event being equal to the amount of Net Termination Gain that would be allocated to the holders of the Incentive Distribution Rights pursuant to this Section 6.1(c)(i) if (i) the Capital Accounts with respect to all Partnership Interests that were Outstanding immediately prior to such Revaluation Event were equal to zero and (ii) the aggregate Carrying Value of all Partnership property equaled the aggregate amount of all Partnership Liabilities.

(ii) Except as otherwise provided by Section 6.1(c)(iii) or Section 6.1(c)(iv), Net Termination Loss (including a pro rata part of each item of income, gain, loss and deduction taken into account in computing Net Termination Loss) shall be allocated:

(A) First, if Subordinated Units remain Outstanding, to all Unitholders holding Subordinated Units, Pro Rata, until the Adjusted Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

(B) Second, to all Unitholders holding Common Units, Pro Rata, until the Adjusted Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and

(C) Third, the balance, if any, 100% to the General Partner.

(iii) Net Termination Loss attributable to Revaluation Loss and deemed recognized prior to the conversion of the last Outstanding Subordinated Unit and prior to the Liquidation Date shall be allocated:

(A) First, to the Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding equals the Event Issue Value; provided that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(iii)(A) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit in its Adjusted Capital Account);

(B) Second, to all Unitholders holding Subordinated Units, Pro Rata; provided that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(iii)(B) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit in its Adjusted Capital Account); and

(C) Third, the balance, if any, to the General Partner.

(iv) If (A) a Net Termination Loss has been allocated pursuant to Section 6.1(c)(iii), (B) a Net Termination Gain or Net Termination Loss subsequently occurs (other than as a result of a Revaluation Event) prior to the conversion of the last Outstanding Subordinated Unit and (C) after tentatively making all allocations of such Net Termination Gain or Net Termination Loss provided for in Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable, the Capital Account in respect of each Common Unit does not equal the amount such Capital Account would have been if Section 6.1(c)(iii) had not been part of this Agreement and all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable, then items of income, gain, loss and deduction included in such Net Termination Gain or Net Termination Loss, as applicable, shall be specially allocated to the General Partner and all Unitholders in a manner that will, to the maximum extent possible, cause the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable.

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(d) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for each taxable period in the following order:

(i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Section 6.1(d)(vi) and Section 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Section 6.1(d)(vi) and Section 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Priority Allocations.

(A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) with respect to a Unit for a taxable period exceeds the amount of cash or the Net Agreed Value of property distributed with respect to another Unit for the same taxable period (the amount of the excess, an “Excess Distribution” and the Unit with respect to which the greater distribution is paid, an “Excess Distribution Unit”), then there shall be allocated gross income and gain to each Unitholder receiving an Excess Distribution with respect to the Excess Distribution Unit until the aggregate amount of such items allocated with respect to such Excess Distribution Unit pursuant to this Section 6.1(d)(iii)(A) for the current taxable period and all previous taxable periods is equal to the amount of the Excess Distribution.

(B) After the application of Section 6.1(d)(iii)(A), the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this Section 6.1(d)(iii)(B) for the current taxable period and all previous taxable periods is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable period.

(iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership gross income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its

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Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Adjusted Capital Account after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(iv) were not in this Agreement.

(v) Gross Income Allocation. In the event any Partner has a deficit balance in its Capital Account at the end of any taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account after all other allocations provided for in this Section 6.1 have been tentatively made as if Section 6.1(d)(iv) and this Section 6.1(d)(v) were not in this Agreement.

(vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners Pro Rata. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, the Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(viii) Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated first, to any Partner that contributed property to the Partnership in proportion to and to the extent of the amount by which each such Partner’s share of any Section 704(c) built-in gains exceeds such Partner’s share of Nonrecourse Built-in Gain, and second, among the Partners Pro Rata.

(ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) of the Code (including pursuant to Treasury Regulation Section 1.734-2(b)(1)) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts as a result of a distribution to a Partner in complete liquidation of such Partner’s interest in the Partnership, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) taken into account pursuant to Section 5.6, and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x) Economic Uniformity; Changes in Law.

(A) At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are

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Outstanding as of the termination of the Subordination Period (“Final Subordinated Units”) in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such Final Subordinated Units to an amount that after taking into account the other allocations of income, gain, loss and deduction to be made with respect to such taxable period will equal the product of (1) the number of Final Subordinated Units held by such Partner and (2) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will be available to the General Partner only if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.6(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

(B) Prior to making any allocations pursuant to Section 6.1(d)(xii)(C), if a Revaluation Event occurs during any taxable period of the Partnership ending upon, or after, the issuance of IDR Reset Common Units pursuant to Section 5.12, after the application of Section 6.1(d)(x)(A), any Unrealized Gains and Unrealized Losses shall be allocated among the Partners in a manner that to the nearest extent possible results in the Capital Accounts maintained with respect to such IDR Reset Common Units issued pursuant to Section 5.12 equaling the product of (1) the Aggregate Quantity of IDR Reset Common Units and (2) the Per Unit Capital Amount for an Initial Common Unit.

(C) Prior to making any allocations pursuant to Section 6.1(d)(xii)(C), if a Revaluation Event occurs, and after the application of Section 6.1(d)(x)(A)—(B), then any remaining Unrealized Gains and Unrealized Losses shall be allocated to the holders of (A) Outstanding Privately Placed Units, Pro Rata, or (B) Outstanding Common Units (other than Privately Placed Units), Pro Rata, as applicable, in a manner that to the nearest extent possible results in the Capital Accounts maintained with respect to each Privately Placed Unit equaling the Per Unit Capital Amount for an Initial Common Unit.

(D) With respect to any taxable period during which an IDR Common Reset Unit is transferred to any Person who is not an Affiliate of the transferor, all or a portion of the remaining items of Partnership gross income or gain for such taxable period shall be allocated 100% to the transferor Partner of such transferred IDR Reset Common Unit until such transferor Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such transferred IDR Reset Common Unit to an amount equal to the Per Unit Capital Amount for an Initial Common Unit.

(E) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof) that are publicly traded as a single class, the General Partner shall (1) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (2) make special allocations of income, gain, loss, deduction, Unrealized Gain or Unrealized Loss; and (3) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.1(d)(x)(E) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Outstanding Limited Partner Interests or the Partnership.

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(xi) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1 (other than the Required Allocations), the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of gross income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. In exercising its discretion under this Section 6.1(d)(xi)(A), the General Partner may take into account future Required Allocations that, although not yet made, are likely to offset other Required Allocations previously made. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners.

(B) The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(xii) Corrective and Other Allocations. In the event of any allocation of Additional Book Basis Derivative Items or a Net Termination Loss, the following rules shall apply:

(A) The General Partner shall allocate Additional Book Basis Derivative Items consisting of depreciation, amortization, depletion or any other form of cost recovery (other than Additional Book Basis Derivative Items included in Net Termination Gain or Net Termination Loss) with respect to any Adjusted Property to the Unitholders, Pro Rata, to the holders of Incentive Distribution Rights and to the General Partner, all in the same proportion as the Net Termination Gain or Net Termination Loss resulting from the Revaluation Event that gave rise to such Additional Book Basis Derivative Items was allocated to them pursuant to Section 6.1(c).

(B) If a sale or other taxable disposition of an Adjusted Property, including, for this purpose, inventory (“Disposed of Adjusted Property”) occurs other than in connection with an event giving rise to Sale Gain or Sale Loss, the General Partner shall allocate (1) items of gross income and gain (x) away from the holders of Incentive Distribution Rights and the General Partner and (y) to the Unitholders, or (2) items of deduction and loss (x) away from the Unitholders and (y) to the holders of Incentive Distribution Rights and the General Partner, to the extent that the Additional Book Basis Derivative Items with respect to the Disposed of Adjusted Property (determined in accordance with the last sentence of the definition of Additional Book Basis Derivative Items) treated as having been allocated to the Unitholders pursuant to this Section 6.1(d)(xii)(B) exceed their Share of Additional Book Basis Derivative Items with respect to such Disposed of Adjusted Property. For purposes of this Section 6.1(d)(xii)(B), the Unitholders shall be treated as having been allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 6.1(d)(xii)(B) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

(C) Net Termination Loss in an amount equal to the lesser of (1) such Net Termination Loss and (2) the Aggregate Remaining Net Positive Adjustments shall be allocated in such manner as is

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determined by the General Partner that to the extent possible, the Capital Account balances of the Partners will equal the amount they would have been had no prior Book-Up Events occurred, and any remaining Net Termination Loss shall be allocated pursuant to Section 6.1(c) hereof. In allocating Net Termination Loss pursuant to this Section 6.1(d)(xii)(C), the General Partner shall attempt, to the extent possible, to cause the Capital Accounts of the Unitholders, on the one hand, and holders of the Incentive Distribution Rights, on the other hand, to equal the amount they would equal if (i) the Carrying Values of the Partnership’s property had not been previously adjusted in connection with any prior Book-Up Events, (ii) Unrealized Gain and Unrealized Loss (or, in the case of a liquidation, Liquidation Gain or Liquidation Loss) with respect to such Partnership Property were determined with respect to such unadjusted Carrying Values, and (iii) any resulting Net Termination Gain had been allocated pursuant to Section 6.1(c)(i) (including, for the avoidance of doubt, taking into account the provisions set forth in the last sentence of Section 6.1(c)(i)).

(D) In making the allocations required under this Section 6.1(d)(xii), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(xii). Without limiting the foregoing, if an Adjusted Property is contributed by the Partnership to another entity classified as a partnership for U.S. federal income tax purposes (the “lower tier partnership”), the General Partner may make allocations similar to those described in Section 6.1(d)(xii)(A), (B) and (C) to the extent the General Partner determines such allocations are necessary to account for the Partnership’s allocable share of income, gain, loss and deduction of the lower tier partnership that relate to the contributed Adjusted Property in a manner that is consistent with the purpose of this Section 6.1(d)(xii).

(xiii) Special Curative Allocation in Event of Liquidation Prior to Conversion of the Last Outstanding Subordinated Unit. Notwithstanding any other provision of this Section 6.1 (other than the Required Allocations), if (A) the Liquidation Date occurs prior to the conversion of the last Outstanding Subordinated Unit and (B) after having made all other allocations provided for in this Section 6.1 for the taxable period in which the Liquidation Date occurs, the Capital Account in respect of each Common Unit does not equal the amount such Capital Account would have been if Section 6.1(c)(iii) and Section 6.1(c)(iv) had not been part of this Agreement and all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable, then items of income, gain, loss and deduction for such taxable period shall be reallocated among all Unitholders in a manner determined appropriate by the General Partner so as to cause, to the maximum extent possible, the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable. For the avoidance of doubt, the reallocation of items set forth in the immediately preceding sentence provides that, to the extent necessary to achieve the Capital Account balances described above, (x) items of income and gain that would otherwise be included in Net Income or Net Loss, as the case may be, for the taxable period in which the Liquidation Date occurs shall be reallocated from Unitholders holding Subordinated Units to Unitholders holding Common Units and (y) items of deduction and loss that would otherwise be included in Net Income or Net Loss, as the case may be, for the taxable period in which the Liquidation Date occurs shall be reallocated from Unitholders holding Common Units to Unitholders holding Subordinated Units. In the event that (1) the Liquidation Date occurs on or before the date (not including any extension of time prescribed by law) for the filing of the Partnership’s federal income tax return for the taxable period immediately prior to the taxable period in which the Liquidation Date occurs and (2) the reallocation of items for the taxable period in which the Liquidation Date occurs as set forth above in this Section 6.1(d)(xiii) fails to achieve the Capital Account balances described above, items of income, gain, loss and deduction that would otherwise be included in the Net Income or Net Loss, as the case may be, for such prior taxable period shall be reallocated among the General Partner and all Unitholders in a manner that will, to the maximum extent possible and after taking

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into account all other allocations made pursuant to this Section 6.1(d)(xiii), cause the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable.

Section 6.2 Allocations for Tax Purposes.

(a) Except as otherwise provided herein, for U.S. federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for U.S. federal income tax purposes among the Partners in the manner provided under Section 704(c) of the Code, and the Treasury Regulations promulgated under Section 704(b) and 704(c) of the Code, as determined appropriate by the General Partner (taking into account the General Partner’s discretion under Section 6.1(d)(x)(E)); provided, that in all events the General Partner shall apply the “remedial allocation method” in accordance with the principles of Treasury Regulation Section 1.704-3(d).

(c) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

(d) In accordance with Treasury Regulation Sections 1.1245-1(e) and 1.1250-1(f), any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(e) All items of income, gain, loss, deduction and credit recognized by the Partnership for U.S. federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(f) Each item of Partnership income, gain, loss and deduction shall, for U.S. federal income tax purposes, be determined for each taxable period and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which Partnership Interests are listed or admitted to trading

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on the first Business Day of each month; provided, however, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Closing Date occurs shall be allocated to the Partners (including all Persons who acquire Units pursuant to the Contribution Agreement) as of the closing of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the last Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income, gain, loss or deduction as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the first Business Day of the month in which such item is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

(g) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

(h) If, as a result of an exercise of a Noncompensatory Option, a Capital Account reallocation is required under Treasury Regulation Section 1.704-1(b)(2)(iv)(s)(3), the General Partner shall make corrective allocations pursuant to Treasury Regulation Section 1.704-1(b)(4)(x).

Section 6.3 Distributions; Characterization of Distributions; Distributions to Record Holders.

(a) The General Partner has adopted a cash distribution policy, which it may change from time to time without amendment to this Agreement. Distributions will be made as and when declared by the General Partner.

(b) All amounts of cash and cash equivalents distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of cash and cash equivalents theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of cash and cash equivalents distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be “Capital Surplus.” All distributions required to be made under this Agreement or otherwise made by the Partnership shall be made subject to Sections 17-607 and 17-804 of the Delaware Act.

(c) Notwithstanding Section 6.3(b), in the event of the dissolution and liquidation of the Partnership, all Partnership assets shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through any Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4 Distributions from Operating Surplus.

(a) During Subordination Period. Cash and cash equivalents distributed in respect of any Quarter wholly within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall be distributed as follows:

(i) First, to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

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(ii) Second, to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

(iii) Third, to all Unitholders holding Subordinated Units, Pro Rata, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv) Fourth, to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(v) Fifth, (A) 15% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 85% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(vi) Sixth, (A) 25% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 75% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(vii) Thereafter, (A) 50% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 50% to all Unitholders, Pro Rata;

provided, however, if the Target Distributions have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of cash and cash equivalents that are deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

(b) After Subordination Period. Cash and cash equivalents distributed in respect of any Quarter ending after the Subordination Period has ended that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or Section 6.5 shall be distributed as follows:

(i) First, to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii) Third, (A) 15% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 85% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(iv) Fourth, (A) 25% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 75% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(v) Thereafter, (A) 50% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 50% to all Unitholders, Pro Rata;

provided, however, if the Target Distributions have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of cash or cash equivalents that are deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

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Section 6.5 Distributions from Capital Surplus. Cash and cash equivalents that are distributed and deemed to be Capital Surplus pursuant to the provisions of Section 6.3(b) shall be distributed, unless the provisions of Section 6.3 require otherwise:

(a) First, 100% to the Unitholders, Pro Rata, until the Minimum Quarterly Distribution has been reduced to zero pursuant to the second sentence of Section 6.6(a);

(b) Second, 100% to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage; and

(c) Thereafter, all cash and cash equivalents that are distributed shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

Section 6.6 Adjustment of Target Distribution Levels.

(a) The Target Distributions, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Interests. In the event of a distribution of cash or cash equivalents that is deemed to be from Capital Surplus, the then applicable Target Distributions shall be reduced in the same proportion that the distribution had to the Current Market Value of the Common Units immediately prior to the declaration of the distribution.

(b) The Target Distributions shall also be subject to adjustment pursuant to Section 5.12 and Section 6.9.

Section 6.7 Special Provisions Relating to the Holders of Subordinated Units.

(a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.8, the Unitholder holding Subordinated Units shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder with respect to such converted Subordinated Units, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Section 5.6(c)(ii), Section 6.1(d)(x), and Section 6.7(b) and (c).

(b) A Unitholder shall not be permitted to transfer a Subordinated Unit or a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained Subordinated Units or retained converted Subordinated Units would be negative after giving effect to the allocation under Section 5.6(c)(ii)(B).

(c) The Unitholder holding a Common Unit that has resulted from the conversion of a Subordinated Unit pursuant to Section 5.8 shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that each such Common Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(c), the General Partner may take whatever steps are

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required to provide economic uniformity to such Common Units in preparation for a transfer of such Common Units, including the application of Sections 5.6(c)(ii) and 6.1(d)(x); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units.

Section 6.8 Special Provisions Relating to the Holders of IDR Reset Common Units.

(a) A Unitholder shall not be permitted to transfer an IDR Reset Common Unit (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained IDR Reset Common Units would be negative after giving effect to the allocation under Section 5.6(c)(iii).

(b) A Unitholder holding an IDR Reset Common Unit shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that upon transfer each such Common Unit should have, as a substantive matter, like intrinsic economic and U.S. federal income tax characteristics to the transferee, in all material respects, to the intrinsic economic and U.S. federal income tax characteristics of an Initial Common Unit to such transferee. In connection with the condition imposed by this Section 6.8(b), the General Partner may apply Sections 5.5(c)(iii), 6.1(d)(x) and 6.8(a) or, to the extent not resulting in a material adverse effect on the Unitholders holding Common Units, take whatever steps are required to provide economic uniformity to such Common Units in preparation for a transfer of such IDR Reset Common Units.

Section 6.9 Entity-Level Taxation. If legislation is enacted or the official interpretation of existing legislation is modified by a governmental authority, which after giving effect to such enactment or modification, results in a Group Member becoming subject to federal, state or local or non-U.S. income or withholding taxes in excess of the amount of such taxes due from the Group Member prior to such enactment or modification (including, for the avoidance of doubt, any increase in the rate of such taxation applicable to the Group Member), then the General Partner may, in its sole discretion, reduce the Target Distributions by the amount of income or withholding taxes that are payable by reason of any such new legislation or interpretation (the “Incremental Income Taxes”), or any portion thereof selected by the General Partner, in the manner provided in this Section 6.9. If the General Partner elects to reduce the Target Distributions for any Quarter with respect to all or a portion of any Incremental Income Taxes, the General Partner shall estimate for such Quarter the Partnership Group’s aggregate liability (the “Estimated Incremental Quarterly Tax Amount”) for all (or the relevant portion of) such Incremental Income Taxes; provided that any difference between such estimate and the actual liability for Incremental Income Taxes (or the relevant portion thereof) for such Quarter may, to the extent determined by the General Partner, be taken into account in determining the Estimated Incremental Quarterly Tax Amount with respect to each Quarter in which any such difference can be determined. For each such Quarter, the Target Distributions, shall be the product obtained by multiplying (a) the amounts therefor that are set out herein prior to the application of this Section 6.9 times (b) the quotient obtained by dividing (i) cash and cash equivalents with respect to such Quarter by (ii) the sum of cash and cash equivalents with respect to such Quarter and the Estimated Incremental Quarterly Tax Amount for such Quarter, as determined by the General Partner. For purposes of the foregoing, cash and cash equivalents with respect to a Quarter will be deemed reduced by the Estimated Incremental Quarterly Tax Amount for that Quarter.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1 Management.

(a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, but without limitation on the ability of the General Partner to

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delegate its rights and power to other Persons, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no other Partner shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted to a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.4, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible or exchangeable into Partnership Interests, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.4 or Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if the same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of cash or cash equivalents by the Partnership;

(vii) the selection, employment, retention and dismissal of employees (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors of the General Partner or the Partnership Group and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any limited or general partnerships, joint ventures, corporations, limited liability companies or other Persons (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time);

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

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(xii) the entering into listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange;

(xiii) the purchase, sale or other acquisition or disposition of Partnership Interests, or the issuance of Derivative Instruments;

(xiv) the undertaking of any action in connection with the Partnership’s participation in the management of any Group Member; and

(xv) the entering into agreements with any of its Affiliates, including agreements to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement, the Underwriting Agreement, the Contribution Agreement and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement (in the case of each agreement other than this Agreement, without giving effect to any amendments, supplements or restatements after the date hereof); (ii) agrees that the General Partner (on its own behalf or on behalf of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners, or the other Persons who may acquire an interest in Partnership Interests or are otherwise bound by this Agreement; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Partners or any other Persons under this Agreement (or any other agreements) or of any duty existing at law, in equity or otherwise.

Section 7.2 Replacement of Fiduciary Duties. Notwithstanding any other provision of this Agreement, to the extent that, at law or in equity, the General Partner or any other Indemnitee would have duties (including fiduciary duties) to the Partnership, to another Partner, to any Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement, all such duties (including fiduciary duties) are hereby eliminated, to the fullest extent permitted by law, and replaced with the duties expressly set forth herein. The elimination of duties (including fiduciary duties) and replacement thereof with the duties expressly set forth herein are approved by the Partnership, each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement.

Section 7.3 Certificate of Limited Partnership. The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited

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liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Partner.

Section 7.4 Restrictions on the General Partner’s Authority. Except as provided in Article XII and Article XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions without the approval of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance.

Section 7.5 Reimbursement of the General Partner.

(a) The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person (including Affiliates of the General Partner) to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group), and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner in connection with operating the Partnership Group’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.5 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

(b) The General Partner and its Affiliates may charge any member of the Partnership Group a management fee to the extent necessary to allow the Partnership Group to reduce the amount of any state franchise or income tax or any tax based upon the revenues or gross margin of any member of the Partnership Group if the tax benefit produced by the payment for such management fee of such management fee or fees exceeds the amount of such fee or fees.

(c) The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership benefit plans, programs and practices (including plans, programs and practices involving the issuance of Partnership Interests), or cause the Partnership to issue Partnership Interests in connection with, or pursuant to, any benefit plan, program or practice maintained or sponsored by the General Partner or any of its Affiliates, any Group Member or their Affiliates, or any of them, in each case for the benefit of employees, officers, consultants and directors of the General Partner or its Affiliates, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Interests that the General Partner or such Affiliates are obligated to provide to any employees, officers, consultants and directors pursuant to any such benefit plans, programs or practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Interests purchased by the General Partner or such Affiliates, from the Partnership or otherwise, to fulfill awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.5(a). Any and all obligations of the General Partner under any benefit plans, programs or practices adopted by the General Partner as permitted by this Section 7.5(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

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Section 7.6 Outside Activities.

(a) The General Partner, for so long as it is the General Partner of the Partnership, shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (i) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement, (ii) the acquiring, owning or disposing of debt securities or equity interests in any Group Member or (iii) the direct or indirect provision of management, advisory, and administrative services to its Affiliates or to other Persons.

(b) Each Unrestricted Person (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member. No such business interest or activity shall constitute a breach of this Agreement, any fiduciary or other duty existing at law, in equity or otherwise, or obligation of any type whatsoever to the Partnership or other Group Member, to another Partner, to any Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement.

(c) Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Unrestricted Person (including the General Partner). No Unrestricted Person (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership, shall have any duty to communicate or offer such opportunity to any Group Member, and such Unrestricted Person (including the General Partner) shall not be liable to the Partnership or other Group Member, to another Partner, to any Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement for breach of any fiduciary or other duty existing at law, in equity or otherwise by reason of the fact that such Unrestricted Person (including the General Partner) pursues or acquires such opportunity for itself, directs such opportunity to another Person or does not communicate such opportunity or information to any Group Member.

(d) The General Partner and each of its Affiliates may acquire Units or other Partnership Interests in addition to those acquired on the Closing Date and, except as otherwise expressly provided in Section 7.11, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Interests acquired by them.

Section 7.7 Indemnification.

(a) To the fullest extent permitted by law, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee and acting (or refraining to act) in such capacity; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Agreement, the Indemnitee acted in Bad Faith or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

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(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is entitled to be indemnified pursuant to Section 7.7(a) in appearing at, participating in or defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be ultimately determined that the Indemnitee is not entitled to be indemnified as authorized by this Section 7.7.

(c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law, in equity or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates, the Indemnitees and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by an Indemnitee with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.7 are for the benefit of the Indemnitees and their heirs, successors, assigns, executors and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

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Section 7.8 Limitation of Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, any Group Member Agreement, or under the Delaware Act or any other law, rule or regulation or at equity, no Indemnitee shall be liable for monetary damages or otherwise to the Partnership, to another Partner, to any other Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement, for losses sustained or liabilities incurred, of any kind or character, as a result of its or any of any other Indemnitee’s determinations, act(s) or omission(s) in their capacities as Indemnitees; provided however, that an Indemnitee shall be liable for losses or liabilities sustained or incurred by the Partnership, the other Partners, any other Persons who acquire an interest in a Partnership Interest or any other Person bound by this Agreement, if it is determined by a final and non-appealable judgment entered by a court of competent jurisdiction that such losses or liabilities were the result of the conduct of that Indemnitee engaged in by it in Bad Faith or with respect to any criminal conduct, with the knowledge that its conduct was unlawful.

(b) The General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner if such appointment was not made in Bad Faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership, to the Partners, to any Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership, to any Partner, to any Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement for its reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9 Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a) Whenever the General Partner, acting in its capacity as the general partner of the Partnership, or the Board of Directors or any committee of the Board of Directors (including the Conflicts Committee) or any Affiliates of the General Partner cause the General Partner to make a determination or take or omit to take any action in such capacity, whether or not under this Agreement, any Group Member Agreement or any other agreement contemplated hereby, then, unless another lesser standard is provided for in this Agreement, the General Partner, the Board of Directors, such committee or such Affiliates, shall not make such determination, or take or omit to take such action, in Bad Faith. The foregoing and other lesser standards provided for in this Agreement are the sole and exclusive standards governing any such determinations, actions and omissions of the General Partner, the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee) and any Affiliate of the General Partner and no such Person shall be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard (all of which duties, obligations and standards are hereby waived and disclaimed), under this Agreement any Group Member Agreement or any other agreement contemplated hereby, or under the Delaware Act or any other law, rule or regulation or at equity. Any such determination, action or omission by the General Partner, the Board of Directors of the General Partner or any committee thereof (including the Conflicts Committee) or of any Affiliates of the General Partner, will for all purposes be presumed to have been in Good Faith. In any

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proceeding brought by or on behalf of the Partnership, any Limited Partner, or any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement, challenging such determination, act or omission, the Person bringing or prosecuting such proceeding shall have the burden of proving that such determination, action or omission was not in Good Faith.

(b) Whenever the General Partner makes a determination or takes or omits to take any action, or any of its Affiliates causes it to do so, not acting in its capacity as the general partner of the Partnership, whether or not under this Agreement, any Group Member Agreement or any other agreement contemplated hereby, then the General Partner, or such Affiliates causing it to do so, are entitled, to the fullest extent permitted by law, to make such determination or to take or omit to take such action free of any fiduciary duty or duty of Good Faith, or other duty or obligation existing at law, in equity or otherwise whatsoever to the Partnership, to another Partner, to any Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement, and the General Partner, or such Affiliates causing it to do so, shall not, to the fullest extent permitted by law, be required to act in Good Faith or pursuant to any fiduciary or other duty or standard imposed by this Agreement, any Group Member Agreement or any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

(c) For purposes of Sections 7.9(a) and (b) of this Agreement, “acting in its capacity as the general partner of the Partnership” means and is solely limited to, the General Partner exercising its authority as a general partner under this Agreement, other than when it is “acting in its individual capacity.” For purposes of this Agreement, “acting in its individual capacity” means: (i) any action by the General Partner or its Affiliates other than through the exercise of the General Partner of its authority as a general partner under this Agreement; and (ii) any action or inaction by the General Partner by the exercise (or failure to exercise) of its rights, powers or authority under this Agreement that are modified by: (A) the phrase “at the option of the General Partner,” (B) the phrase “in its sole discretion” or “in its discretion” or (iii) some variation of the phrases set forth in clauses (i) and (ii). For the avoidance of doubt, whenever the General Partner votes, acquires Partnership Interests or transfers its Partnership Interests, or refrains from voting or transferring its Partnership Interests, it shall be and be deemed to be “acting in its individual capacity.”

(d) Whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member or any Partner, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement on the other hand, the General Partner may in its discretion (i)submit any resolution, course of action with respect to or causing such conflict of interest or transaction for Special Approval or for approval by the vote of a majority of the Common Units (excluding Common Units owned by the General Partner or its Affiliates) or (ii) adopt a resolution or course of action that has not received Special Approval or Unitholder approval. The General Partner is not required in connection with its resolution of any conflict of interest to seek Special Approval or Unitholder approval of such resolution and may determine not to do so in its sole discretion. If any resolution, course of action or transaction: (A) receives Special Approval; or (B) receives approval of a majority of the Common Units (excluding Common Units owned by the General Partner or its Affiliates), then such resolution, course of action or transaction shall be conclusively deemed to be approved by the Partnership, all the Partners, each Person who acquires an interest in a Partnership Interest and each other Person who is bound by this Agreement, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any fiduciary or other duty or obligation existing at law, in equity or otherwise.

(e) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates or any other Indemnitee shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group or (ii) permit any Group Member to use any facilities or assets of the General Partner

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and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts or transactions shall be in its sole discretion.

(f) The Partners, and each Person who acquires an interest in a Partnership Interest or is otherwise bound by this Agreement hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

(g) For the avoidance of doubt, whenever the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee), the officers of the General Partner or any Affiliates of the General Partner make a determination on behalf of the General Partner, or cause the General Partner to take or omit to take any action, whether in the General Partner’s capacity as the general partner of the Partnership or in its individual capacity, the standards of care applicable to the General Partner shall apply to such Persons, and such Persons shall be entitled to all benefits and rights of the General Partner hereunder, including waivers and modifications of duties, protections and presumptions, as if such Persons were the General Partner hereunder.

Section 7.10 Other Matters Concerning the General Partner.

(a) The General Partner may rely, and shall be protected in acting or refraining from acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in Good Faith and in accordance with such advice or opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its or the Partnership’s duly authorized officers, a duly appointed attorney or attorneys-in-fact.

Section 7.11 Purchase or Sale of Partnership Interests. The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Interests. As long as any Partnership Interests are held by any Group Member, such Partnership Interests shall not be entitled to any vote and shall not be considered to be Outstanding.

Section 7.12 Registration Rights of the General Partner and its Affiliates.

(a) If (i) the General Partner or any of its Affiliates (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Interests that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Interests (the “Holder”) to dispose of the number of Partnership Interests it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all commercially reasonable efforts to cause to become effective

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and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Interests covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Interests specified by the Holder; provided, however, that the Partnership shall not be required to effect more than two registrations pursuant to this Section 7.12(a) in any twelve-month period; and provided further, however, that if the General Partner determines that a postponement of the requested registration would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall (A) promptly prepare and file (1) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (2) such documents as may be necessary to apply for listing or to list the Partnership Interests subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (B) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Interests in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of Partnership Interests for cash (other than an offering relating solely to a benefit plan), the Partnership shall use all commercially reasonable efforts to include such number or amount of Partnership Interests held by any Holder in such registration statement as the Holder shall request; provided, that the Partnership is not required to make any effort or take any action to so include the Partnership Interests of the Holder once the registration statement becomes or is declared effective by the Commission, including any registration statement providing for the offering from time to time of Partnership Interests pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder that in their opinion the inclusion of all or some of the Holder’s Partnership Interests would adversely and materially affect the timing or success of the offering, the Partnership shall include in such offering only that number or amount, if any, of Partnership Interests held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact

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contained in any registration statement under which any Partnership Interests were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or issuer free writing prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or free writing prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(d) The provisions of Section 7.12(a) and Section 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a general partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Interests with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Interests for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

(e) The rights to cause the Partnership to register Partnership Interests pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Interests, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Interests with respect to which such registration rights are being assigned; and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.

(f) Any request to register Partnership Interests pursuant to this Section 7.12 shall (i) specify the Partnership Interests intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Interests for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Interests, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Interests.

Section 7.13 Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available to such Person or Partner to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other

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instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1 Records and Accounting. The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Interests, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP. The Partnership shall not be required to keep books maintained on a cash basis and the General Partner shall be permitted to calculate cash-based measures, including Operating Surplus and Adjusted Operating Surplus, by making such adjustments to its accrual basis books to account for non-cash items and other adjustments as the General Partner determines to be necessary or appropriate.

Section 8.2 Fiscal Year. The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3 Reports.

(a) As soon as practicable, but in no event later than 105 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available, by any reasonable means, to each Record Holder of a Unit or other Partnership Interest as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner, and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

(b) As soon as practicable, but in no event later than 50 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means to each Record Holder of a Unit or other Partnership Interest, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

(c) The General Partner shall be deemed to have made a report available to each Record Holder as required by this Section 8.3 if it has either (i) filed such report with the Commission via its Electronic Data Gathering,

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Analysis and Retrieval system and such report is publicly available on such system or (ii) made such report available on any publicly available website maintained by the Partnership.

ARTICLE IX

TAX MATTERS

Section 9.1 Tax Returns and Information. The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and the taxable period or year that it is required by law to adopt, from time to time, as determined by the General Partner. If the Partnership is required to use a taxable period other than a year ending on December 31, the General Partner shall use reasonable efforts to change the taxable period of the Partnership to a year ending on December 31. The tax information reasonably required by Record Holders for federal, state and local income tax reporting purposes with respect to a taxable period shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable period ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for U.S. federal income tax purposes.

Section 9.2 Tax Elections.

(a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest Closing Price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(f) without regard to the actual price paid by such transferee.

(b) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3 Tax Controversies. Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings. Each Partner agrees that notice of or updates regarding tax controversies shall be deemed conclusively to have been given or made by the Tax Matters Partner if the Partnership has either (i) filed the information for which notice is required with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such information is publicly available on such system or (ii) made the information for which notice is required available on any publicly available website maintained by the Partnership, whether or not such Partner remains a Partner in the Partnership at the time such information is made publicly available.

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Section 9.4 Withholding; Tax Payments.

(a) The General Partner may treat taxes paid by the Partnership on behalf of, all or less than all of the Partners, either as a distribution of cash to such Partners or as a general expense of the Partnership, as determined appropriate under the circumstances by the General Partner.

(b) Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income or from a distribution to any Partner (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1 Admission of Limited Partners.

(a) By acceptance of the transfer of any Limited Partner Interests in accordance with Article IV or the acceptance of any Limited Partner Interests issued pursuant to Article V or pursuant to a merger or consolidation or conversion pursuant to Article XIV, and except as provided in Section 4.8, each transferee of, or other such Person acquiring, a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when any such transfer or issuance is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred or issued, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) represents that the transferee or other recipient has the capacity, power and authority to enter into this Agreement and (iv) makes the consents, acknowledgements and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Limited Partner or Record Holder of a Limited Partner Interest without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest and until such Person is reflected in the books and records of the Partnership as the Record Holder of such Limited Partner Interest. The rights and obligations of a Person who is an Ineligible Holder shall be determined in accordance with Section 4.8.

(b) The name and mailing address of each Record Holder shall be listed on the books and records of the Partnership maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable).

(c) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(a).

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Section 10.2 Admission of Successor General Partner. A successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.3 Amendment of Agreement and Certificate of Limited Partnership. To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1 Withdrawal of the General Partner.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”);

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its General Partner Interest pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)—(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi) (A) if the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) if the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) if the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; and (D) if the General Partner is a natural person, his death or adjudication of incompetency.

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If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or Section 11.1(a)(vi)(A), (B), or (C) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 11:59 pm, prevailing Eastern Time, on                     , 2025, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 11:59 pm, prevailing Eastern Time, on                     , 2025, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), a Unit Majority may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal pursuant to Section 11.1(a)(i), a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1 unless the business of the Partnership is continued pursuant to Section 12.2. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.2.

Section 11.2 Removal of the General Partner. The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the Outstanding Common Units, voting as a class, and a majority of the Outstanding Subordinated Units, voting as a class (including, in each case, Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.2. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of

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the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.2.

Section 11.3 Interest of Departing General Partner and Successor General Partner.

(a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner, to require its successor to purchase its General Partner Interest and its or its Affiliates’ general partner interest (or equivalent interest), if any, in the other Group Members and all of its or its Affiliates’ Incentive Distribution Rights (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its withdrawal or removal. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest. In either case, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.5, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s withdrawal or removal, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such withdrawal or removal, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest. In making its determination, such third independent investment banking firm or other independent expert may consider the value of the Units, including the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner, the value of the Incentive Distribution Rights and the General Partner Interest and other factors it may deem relevant.

(b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (and its Affiliates, if applicable) shall become a Limited Partner and the Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other

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independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest to Common Units will be characterized as if the Departing General Partner (and its Affiliates, if applicable) contributed the Combined Interest to the Partnership in exchange for the newly issued Common Units.

(c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of (x) the quotient obtained by dividing (A) the Percentage Interest of the General Partner Interest of the Departing General Partner by (B) a percentage equal to 100% less the Percentage Interest of the General Partner Interest of the Departing General Partner and (y) the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions to which the Departing General Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be its Percentage Interest.

Section 11.4 Conversion of Subordinated Units. Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist, the Subordinated Units held by any Person will immediately and automatically convert into Common Units on a one-for-one basis, provided (i) neither such Person nor any of its Affiliates voted any of its Units in favor of the removal and (ii) such Person is not an Affiliate of the successor General Partner; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Section 5.6(c)(ii), Section 6.1(d)(x), Section 6.7(b) and Section 6.7(c).

Section 11.5 Withdrawal of Limited Partners. No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1 Dissolution. The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1, Section 11.2 or Section 12.2, the Partnership shall not be dissolved and such successor General Partner is hereby authorized to, and shall, continue the business of the Partnership. Subject to Section 12.2, the Partnership shall dissolve, and its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and such successor is admitted to the Partnership pursuant to this Agreement;

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(b) an election to dissolve the Partnership by the General Partner that is approved by a Unit Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2 Continuation of the Business of the Partnership After Dissolution. Upon (a) an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Section 11.1 or Section 11.2, then within 90 days thereafter, or (b) an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as a successor General Partner a Person approved by a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement;

provided, that the right of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability under the Delaware Act of any Limited Partner and (y) neither the Partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Section 12.3 Liquidator. Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of a majority of the Outstanding Common Units and Subordinated Units, voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of a majority of the Outstanding Common Units and Subordinated Units, voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of a majority of the Outstanding Common Units and Subordinated Units, voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.4) necessary

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or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4 Liquidation. The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable period of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable period (or, if later, within 90 days after said date of such occurrence).

Section 12.5 Cancellation of Certificate of Limited Partnership. Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6 Return of Contributions. The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7 Waiver of Partition. To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8 Capital Account Restoration. No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable period of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

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ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1 Amendments to be Adopted Solely by the General Partner. Each Partner agrees that the General Partner, without the approval of any Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for U.S. federal income tax purposes;

(d) a change that the General Partner determines (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.10 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable period of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable period of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the General Partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of Partnership Interests and Derivative Instruments pursuant to Section 5.7;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

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(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4 or Section 7.1(a);

(k) a merger, conveyance or conversion pursuant to Section 14.3(d); or

(l) any other amendments substantially similar to the foregoing.

Section 13.2 Amendment Procedures. Amendments to this Agreement may be proposed only by the General Partner. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve any amendment to this Agreement and may decline to do so in its sole discretion. An amendment shall be effective upon its approval by the General Partner and, except as otherwise provided by Section 13.1 or 13.3, a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any amendments. The General Partner shall be deemed to have notified all Record Holders as required by this Section 13.2 if it has either (a) filed such amendment with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such amendment is publicly available on such system or (b) made such amendment available on any publicly available website maintained by the Partnership.

Section 13.3 Amendment Requirements.

(a) Notwithstanding the provisions of Section 13.1 (other than Section 13.1(d)(iv)) and Section 13.2, no provision of this Agreement (other than Section 11.2 or Section 13.4) that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) or requires a vote or approval of Partners (or a subset of Partners) holding a specified Percentage Interest to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing or increasing such percentage, unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced or increased, as applicable, or the affirmative vote of Partners whose aggregate Percentage Interests constitute not less than the voting requirement sought to be reduced or increased, as applicable.

(b) Notwithstanding the provisions of Section 13.1 (other than Section 13.1(d)(iv)) and Section 13.2, no amendment to this Agreement may (i) enlarge the obligations of (including requiring any holder of a class of Partnership Interests to make additional Capital Contributions to the Partnership) any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), or (ii) enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at its option.

(c) Except as provided in Section 14.3 or Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected. If the General Partner determines an amendment does not satisfy the requirements of Section 13.1(d)(i) because it adversely affects one or more classes of Partnership Interests, as compared to other classes of Partnership Interests, in any material respect, such amendment shall only be required to be approved by the adversely affected class or classes.

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(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Percentage Interests of all Limited Partners voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable partnership law of the state under whose laws the Partnership is organized.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of Partners (including the General Partner and its Affiliates) holding at least 90% of the Percentage Interests of all Limited Partners.

Section 13.4 Special Meetings. All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the specific purposes for which the special meeting is to be called and the class or classes of Units for which the meeting is proposed. No business may be brought by any Limited Partner before such special meeting except the business listed in the related request. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the time notice of the meeting is given as provided in Section 16.1. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5 Notice of a Meeting. Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6 Record Date. For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading or U.S. federal securities laws, in which case the rule, regulation, guideline or requirement of such National Securities Exchange or U.S. federal securities laws shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record Date, then (i) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given, and (ii) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.

Section 13.7 Postponement and Adjournment. Prior to the date upon which any meeting of Limited Partners is to be held, the General Partner may postpone such meeting one or more times for any reason by giving notice

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to each Limited Partner entitled to vote at the meeting so postponed of the place, date and hour at which such meeting would be held. Such notice shall be given not fewer than two days before the date of such meeting and otherwise in accordance with this Article XIII. When a meeting is postponed, a new Record Date need not be fixed unless such postponement shall be for more than 45 days. Any meeting of Limited Partners may be adjourned by the General Partner one or more times for any reason, including the failure of a quorum to be present at the meeting with respect to any proposal or the failure of any proposal to receive sufficient votes for approval. No Limited Partner vote shall be required for any adjournment. A meeting of Limited Partners may be adjourned by the General Partner as to one or more proposals regardless of whether action has been taken on other matters. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8 Waiver of Notice; Approval of Meeting; Approval of Minutes. The transaction of business at any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9 Quorum and Voting. The holders of a majority, by Percentage Interest, of Partnership Interests of the class or classes for which a meeting has been called (including Partnership Interests deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Partners of such class or classes unless any such action by the Partners requires approval by holders of a greater Percentage Interest, in which case the quorum shall be such greater Percentage Interest. At any meeting of the Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of holders of Partnership Interests that, in the aggregate, represent a majority of the Percentage Interest of those present in person or by proxy at such meeting shall be deemed to constitute the act of all Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the holders of Partnership Interests that in the aggregate represent at least such greater or different percentage shall be required; provided, however, that if, as a matter of law or provision of this Agreement, approval by plurality vote of Partners (or any class thereof) is required to approve any action, no minimum quorum shall be required. The Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by holders of the required Percentage Interest specified in this Agreement.

Section 13.10 Conduct of a Meeting. The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this

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Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11 Action Without a Meeting. If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting, without a vote and without prior notice, if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage, by Percentage Interest, of the Partnership Interests of the class or classes for which a meeting has been called (including Partnership Interests deemed owned by the General Partner), as the case may be, that would be necessary to authorize or take such action at a meeting at which all the Limited Partners entitled to vote at such meeting were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner and (b) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners. Nothing contained in this Section 13.11 shall be deemed to require the General Partner to solicit all Limited Partners in connection with a matter approved by the holders of the requisite percentage of Units acting by written consent without a meeting.

Section 13.12 Right to Vote and Related Matters.

(a) Only those Record Holders of the Outstanding Units on the Record Date set pursuant to Section 13.6 shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

(b) With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

Section 13.13 Voting of Incentive Distribution Rights.

(a) For so long as a majority of the Incentive Distribution Rights are held by the General Partner and its Affiliates, the holders of the Incentive Distribution Rights shall not be entitled to vote such Incentive Distribution

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Rights on any Partnership matter except as may otherwise be required by law and the holders of the Incentive Distribution Rights, in their capacity as such, shall be deemed to have approved any matter approved by the General Partner.

(b) If less than a majority of the Incentive Distribution Rights are held by the General Partner and its Affiliates, the Incentive Distribution Rights will be entitled to vote on all matters submitted to a vote of Unitholders, other than amendments and other matters that the General Partner determines do not adversely affect the holders of the Incentive Distribution Rights as a whole in any material respect. On any matter in which the holders of Incentive Distribution Rights are entitled to vote, such holders will vote together with the Subordinated Units, prior to the end of the Subordination Period, or together with the Common Units, thereafter, in either case as a single class except as otherwise required by Section 13.3(c), and such Incentive Distribution Rights shall be treated in all respects as Subordinated Units or Common Units, as applicable, when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement. The relative voting power of the Incentive Distribution Rights and the Subordinated Units or Common Units, as applicable, will be set in the same proportion as cumulative cash distributions, if any, in respect of the Incentive Distribution Rights for the four consecutive Quarters prior to the record date for the vote bears to the cumulative cash distributions in respect of such class of Units for such four Quarters.

(c) In connection with any equity financing, or anticipated equity financing, by the Partnership of an Expansion Capital Expenditure, the General Partner may, without the approval of the holders of the Incentive Distribution Rights, temporarily or permanently reduce the amount of Incentive Distributions that would otherwise be distributed to such holders, provided that in the judgment of the General Partner, such reduction will be in the long-term best interest of such holders.

ARTICLE XIV

MERGER OR CONSOLIDATION

Section 14.1 Authority. The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)) or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States, pursuant to a written plan of merger or consolidation (“Merger Agreement”) in accordance with this Article XIV.

Section 14.2 Procedure for Merger or Consolidation.

(a) Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner, provided, however, that, to the fullest extent permitted by law, the General Partner, in declining to consent to a merger or consolidation, may act in its sole discretion.

(b) If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(i) the name and jurisdiction of formation or organization of each of the business entities proposing to merge or consolidate;

(ii) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

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(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the equity interests of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (A) if any interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity, then the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (B) in the case of equity interests represented by certificates, upon the surrender of such certificates, which cash, property or interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, certificate of formation or limited liability company agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain and stated in the certificate of merger); and

(vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

Section 14.3 Approval by Limited Partners.

(a) Except as provided in Section 14.3(d) and 14.3(e), the General Partner, upon its approval of the Merger Agreement shall direct that the Merger Agreement and the merger or consolidation contemplated thereby, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement, as the case may be, shall be included in or enclosed with the notice of a special meeting or the written consent.

(b) Except as provided in Sections 14.3(d) and 14.3(e), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

(c) Except as provided in Sections 14.3(d) and 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited

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liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the time of such merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already treated as such), (ii) the sole purpose of such merger, or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with substantially the same rights and obligations as are herein contained.

(e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (i) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already treated as such), (ii) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (iii) the Partnership is the Surviving Business Entity in such merger or consolidation, (iv) each Partnership Interest outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Partnership Interest of the Partnership after the effective date of the merger or consolidation, and (v) the number of Partnership Interests to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Interests (other than Incentive Distribution Rights) Outstanding immediately prior to the effective date of such merger or consolidation.

(f) Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (i) effect any amendment to this Agreement or (ii) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.3 shall be effective at the effective time or date of the merger or consolidation.

Section 14.4 Certificate of Merger. Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5 Effect of Merger or Consolidation.

(a) At the effective time of the certificate of merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

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(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1 Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be filed and distributed as may be required by the Commission or any National Securities Exchange on which such Limited Partner Interests are listed. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in the case of Limited Partner Interests evidenced by Certificates, in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests in the case of Limited Partner Interests evidenced by Certificates, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the

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Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests.

(c) In the case of Limited Partner Interests evidenced by Certificates, at any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1 Addresses and Notices; Written Communications.

(a) Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Interests at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Interests by reason of any assignment or otherwise. Notwithstanding the foregoing, if (i) a Partner shall consent to receiving notices, demands, requests, reports or proxy materials via electronic mail or by the Internet or (ii) the rules of the Commission shall permit any report or proxy materials to be delivered electronically or made available via the Internet, any such notice, demand, request, report or proxy materials shall be deemed given or made when delivered or made available via such mode of delivery. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report given or made in accordance with the provisions of this Section 16.1 is returned marked to indicate that such notice, payment or report was unable to be delivered, such notice, payment or report and, in the case of notices, payments or reports returned by the United States Postal Service (or other physical mail delivery mail service outside the United States), any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) or other delivery if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if sent to the attention of the General Partner and received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

(b) The terms “in writing”, “written communications,” “written notice” and words of similar import shall be deemed satisfied under this Agreement by use of e-mail and other forms of electronic communication.

Section 16.2 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

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Section 16.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5 Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7 Third-Party Beneficiaries. Each Partner agrees that (a) any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee and (b) any Unrestricted Person shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Unrestricted Person.

Section 16.8 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest, pursuant to Section 10.1(a) without execution hereof.

Section 16.9 Applicable Law; Forum; Venue and Jurisdiction Waiver of Trial by Jury.

(a) This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

(b) Each of the Partners and each Person holding any beneficial interest in the Partnership (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise):

(i) irrevocably agrees that any claims, suits, actions or proceedings (A) arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties, obligations or liabilities among Partners or of Partners to the Partnership, or the rights or powers of, or restrictions on, the Partners or the Partnership), (B) brought in a derivative manner on behalf of the Partnership, (C) asserting a claim of breach of a fiduciary or other duty owed by any director, officer, or other employee of the Partnership or the General Partner, or owed by the General Partner, to the Partnership or the Partners, (D) asserting a claim arising pursuant to any provision of the Delaware Act or (E) asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims;

(ii) irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction) in connection with any such claim, suit, action or proceeding;

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(iii) agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of the Court of Chancery of the State of Delaware or of any other court to which proceedings in the Court of Chancery of the State of Delaware may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper;

(iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding;

(v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided, nothing in this clause (v) shall affect or limit any right to serve process in any other manner permitted by law; and

(vi) IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY SUCH CLAIM, SUIT, ACTION OR PROCEEDING.

Section 16.10 Invalidity of Provisions. If any provision or part of a provision of this Agreement is or becomes for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and/or parts thereof contained herein shall not be affected thereby and this Agreement shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provision or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.

Section 16.11 Consent of Partners. Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.12 Facsimile Signatures. The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on Certificates representing Units is expressly permitted by this Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:

Enviva Partners GP, LLC

By:
Name:	William H. Schmidt, Jr.
Title:	Executive Vice President, General Counsel and Secretary

ORGANIZATIONAL LIMITED PARTNER:

Enviva MLP Holdco, LLC

By:
Name:	William H. Schmidt, Jr.
Title:	Executive Vice President, General Counsel and Secretary

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Appendix B

GLOSSARY OF TERMS

adjusted operating surplus: adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods if not utilized to pay expenses during that period. Adjusted operating surplus for any period consists of:

•	operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet point under “How We Make Distributions to Our Partners—Operating Surplus and Capital Surplus—Operating Surplus”); less

•	any net increase during that period in working capital borrowings; less

•	any net decrease during that period in cash reserves for operating expenditures not relating to an operating expenditure made during that period; plus

•	any net decrease during that period in working capital borrowings; plus

•	any net increase during that period in cash reserves for operating expenditures required by any debt instrument for the repayment of principal, interest or premium; plus

•	any net decrease made in subsequent periods in cash reserves for operating expenditures initially established during such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

BACT: Best Available Control Technology, an emissions standard reflecting the maximum amount of reduction for a regulated pollutant which the U.S. Environmental Protection Agency determines is achievable at a facility through the application of production processes or available methods, systems and techniques.

baseload: the minimum amount of power that a utility or distribution company must make available to its customers, or the amount of power required to meet minimum demands based on reasonable expectations of customer requirements.

biochemical: a chemical compound or process which is part of the makeup of living cells.

bioenergy: energy made available from materials derived from biological sources.

biofuel: a fuel that is derived from biological materials, such as plants.

biogenic emissions: emissions from natural sources, such as plants and trees.

biomass: any organic biological material, derived from living organisms, that stores energy from the sun.

bioplastic: a plastic derived from renewable biomass sources.

build-and-copy: a construction approach that utilizes the same engineered design, the same equipment vendors and substantially the same contractors for each new production plant, which reduces time, cost and performance risk associated with new construction and allows for more efficient plant ramp-up as new employees are trained on the same equipment used at existing plants.

bulk carrier: a merchant ship specially designed to transport unpackaged bulk cargo, such as grains, coal, ore and cement, in its cargo holds.

calorific value: the calories or thermal units contained in one unit of a substance and released when the substance is burned.

cap and trade program: a market-based regulatory approach used to control pollution by providing economic incentives for achieving reductions in the emissions of pollutants.

capital surplus: any cash distributed in excess of our operating surplus. Accordingly, capital surplus would generally be generated only by the following (which we refer to as “interim capital transactions”):

•	borrowings other than working capital borrowings;

•	sales of our equity interests; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

carbon price floor tax: a tax on fossil fuels used in electricity generation. These fossil fuels are subject to a “carbon price support rate” based on carbon content which will create in essence a carbon price floor.

cellulosic biofuel: biofuel produced from wood, grasses or the inedible parts of plants.

CHP: combined heat and power, the use of a heat engine or power station to simultaneously generate electricity and useful heat.

CIF: Cost, Insurance and Freight. Where a contract for the sale of goods contains CIF shipping terms, the seller is obligated to pay the costs and freight necessary to bring the goods to the named port of destination, but title and risk of loss is transferred from the seller to the buyer when the goods pass the ship’s rail in the port of shipment.

CO2: carbon dioxide.

co-fire: the combustion of two different types of materials at the same time. For example, biomass is sometimes co-fired in existing coal plants instead of new biomass plants.

compound annual growth rate or CAGR: the year-over-year growth rate of an investment over a specified period of time.

cost pass-through: a mechanism in commercial contracts that passes increased costs through to the purchaser.

Delaware Act: Delaware Revised Uniform Limited Partnership Act.

demurrage: the period during which the charterer of a shipping vessel remains in possession of the vessel after the period normally allowed to load and unload cargo. Demurrage can also refer to the charges that the charterer pays to the ship owner for the extra use of the vessel, i.e., the liquidated damages for breaching the laytime (the time allowed for loading and unloading cargo) set forth in the governing contract.

dispatchable generation: generation of electricity from sources that can be dispatched at the request of power grid operators; that is, generating plants that can be turned on or off, or can adjust their power output on demand.

dry bulk: describes commodities which are shipped in large, unpackaged amounts.

expansion capital expenditures: cash expenditures made to increase our operating capacity or net income over the long term.

feed-in-tariff: an economic policy designed to promote active investment in and production of renewable energy sources through the use of long-term contracts and pricing tied to costs of production.

feedstock: any material from which goods, finished products or intermediate materials (that are also feedstock) are manufactured.

fiber basket: a geographic area in which wood fiber resources can be obtained.

final energy consumption: the total energy consumed by end users, such as households, industry and agriculture. It is the energy which reaches the final consumer’s door and excludes that which is used by the energy sector itself.

FOB: Free On Board. Where a contract for the sale of goods contains FOB shipping terms, the seller completes delivery when the goods pass the ship’s rail at the named port of shipment, and the buyer must bear all costs and risk of loss from such point.

Forest Stewardship Council: an international not-for-profit, multi-stakeholder organization established in 1993 to promote environmentally sound, socially beneficial management of the world’s forests.

fossil fuels: fuels formed by natural processes such as anaerobic decomposition of dead organisms. Fossil fuels contain high percentages of carbon and include coal, petroleum and natural gas.

GAAP: Generally Accepted Accounting Principles in the United States.

GHG: greenhouse gases.

growing stock: the above-stump volume of all living trees on a given piece of timberland.

GW: gigawatt. A gigawatt is equal to one billion watts.

hammermilling: shredding materials into fine particles.

hydrocarbons: organic compounds consisting entirely of hydrogen and carbon.

investment capital expenditures: capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely consist of capital expenditures made for investment purposes.

kWh: kilowatt hour. A unit of energy equal to 1,000 watt hours or 3.6 megajoules.

Kyoto Protocol: an international treaty that sets binding obligations on industrialized countries to reduce emissions of greenhouse gases.

levelized cost of electricity: the price at which electricity must be generated from a specific source to break even over the lifetime of the project. It is an economic assessment of the cost of the energy-generating system, including all the costs over its lifetime: initial investment, operations and maintenance, cost of fuel and cost of capital.

LIBOR: the London Interbank Offered Rate.

lignocellulosic biomass: plant dry matter composed of carbohydrate polymers and an aromatic polymer.

load factor: the average load divided by the peak load in a specified period of time. It is an indicator of how steady an electrical load (electrical usage) is over time.

maintenance capital expenditures: cash expenditures made to maintain the operating capacity or net income over the long term. Examples of maintenance capital expenditures include expenditures associated with the replacement of equipment, to the extent such expenditures are made to maintain our long-term operating capacity or net income.

MMBtu: one million Btu’s, or British thermal units, a traditional unit of energy equal to about 1,055 joules. One Btu is the amount of energy needed to cool or heat one pound of water by one degree Fahrenheit.

MT: metric ton, which is equivalent to 1,000 kilograms. One MT equals 1.1023 short tons.

MTPY: metric tons per year.

MW: megawatt. A megawatt is equal to one million watts.

MWh: megawatt hour. A unit of energy equal to 1,000,000 watt hours.

NYSE: New York Stock Exchange.

off-take agreement or contract: an agreement between a producer of a resource and a buyer of a resource to purchase a certain portion of the producer’s future production.

operating expenditures: generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its affiliates, payments made under hedge contracts (provided that (1) with respect to amounts paid in connection with the initial purchase of a hedge contract, such amounts will be amortized over the life of the applicable hedge contract and (2) payments made in connection with the termination of any hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such hedge contract), officer compensation, repayment of working capital borrowings, interest on indebtedness and capital expenditures, provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the penultimate bullet point of the definition of operating surplus below when such repayment actually occurs;

•	payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to our partners (including distributions in respect of our incentive distribution rights); or

•	repurchases of equity interests except to fund obligations under employee benefit plans.

operating surplus: We define operating surplus as:

•	$ million; plus

•	all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions, provided that cash receipts from the termination of any hedge contract prior to its stipulated settlement or termination date will be included in equal quarterly installments over the remaining scheduled life of such hedge contract had it not been terminated; plus

•	cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued on the closing date of this offering, to finance all or a portion of expansion capital expenditures in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is abandoned or disposed of; plus

•	cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is abandoned or disposed of; plus

•	an amount equal to the net proceeds from this offering that are retained for general partnership purposes, up to the amount of accounts receivable distributed to our sponsor prior to the closing of this offering; less

•	all of our operating expenditures after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred; less

•	any loss realized on disposition of an investment capital expenditure.

particulates: tiny pieces of solid or liquid matter associated with the earth’s atmosphere.

PCAOB: Public Company Accounting Oversight Board.

peak load demand: describes a period in which electrical power is expected to be provided for a sustained period at a significantly higher than average supply level.

pulpwood: material traditionally used in pulp and paper industries, including roundwood and wood residues.

PV: photovoltaic system, an arrangement of components that directly converts solar energy into electricity using a PV cell; this is a semiconductor device that converts solar energy into electricity.

quay: a concrete, stone or metal platform lying alongside or projecting into water for loading and unloading ships.

ramp or ramp-up: a period of time of increasing production following the startup of a plant or completion of a project.

residues: wood fiber byproducts from either timber harvests or sawmilling and/or wood operations.

rolling stock: vehicles operated on a railroad.

roundwood: wood fiber in the form of thinnings from forest management operations, tops and branches from saw logs or other low-grade wood in non-chip, non-sawdust form.

Schedule K-1: an income tax document used to report the incomes, losses and dividends of a business’ partners and prepared for each partner individually.

slash: branches and small trees up to eight centimeters in diameter.

stumpage: the price paid to the underlying timber resource owner for the raw material.

subordination period: The subordination period will begin on the closing date of this offering and expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending                     , 2018, if each of the following has occurred:

•	distributions from operating surplus on each of the outstanding common and subordinated units equaled or exceeded the sum of the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common and subordinated units during those periods on a fully diluted weighted average basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending                     , 2016, if each of the following has occurred:

•	distributions from operating surplus exceeded $ (150.0% of the annualized minimum quarterly distribution) on all outstanding common units and subordinated units for a four-quarter period immediately preceding that date;

•	the “adjusted operating surplus” generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of $ (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units during that period on a fully diluted weighted average basis, plus the related distribution on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

In addition, if the unitholders remove our general partner other than for cause, the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (1) neither such person nor any of its affiliates voted any of its units in favor of the removal and (2) such person is not an affiliate of the successor general partner.

Sustainable Forestry Initiative: a “forest certification standard” and program of SFI Inc., a non-profit organization. The Sustainable Forestry Initiative is the world’s largest single forest certification standard by area.

throughput: the movement of inputs and outputs through a production process.

TWh: terawatt hour.

utility-grade wood pellets: wood pellets meeting minimum requirements generally specified by industrial consumers and produced and sold in sufficient quantities to satisfy industrial-scale consumption.

weighted average remaining term: the average of the remaining terms of our customer contracts, with each agreement weighted by the amount of product to be delivered each year under such agreement.

wood fiber: cellulosic elements that are extracted from trees and used to make various materials, including paper. In North America, wood fiber is primarily extracted from hardwood (deciduous) trees and softwood (coniferous) trees.

wood pellets: energy dense, low moisture and uniformly-sized units of wood fuel produced from processing various wood resources or byproducts.

Enviva Partners, LP

Common Units

Representing Limited Partner Interests

Prospectus

                    , 2015

Barclays

Goldman, Sachs & Co.

RBC Capital Markets

Citigroup

J.P. Morgan

Raymond James

U.S. Capital Advisors

Through and including                     , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the New York Stock Exchange listing fee the amounts set forth below are estimates.

SEC registration fee	$11,620
FINRA filing fee	15,500
Printing expenses		*
Fees and expenses of legal counsel	2,500,000
Accounting fees and expenses		*
Transfer agent and registrar fees	4,500
New York Stock Exchange listing fee	125,000
Miscellaneous		*

Total		*

*	To be completed by amendment

ITEM 14.	INDEMNIFICATION OF OFFICERS AND MEMBERS OF OUR BOARD OF DIRECTORS.

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. The section of the prospectus entitled “The Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference.

Our general partner will purchase insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of Enviva Holdings, LP and our general partner, their officers and directors, and any person who controls Enviva Holdings, LP and our general partner, including indemnification for liabilities under the Securities Act.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

On November 12, 2013, in connection with the formation of Enviva Partners, LP, we issued (i) the non-economic general partner interest in us to Enviva Partners GP, LLC and (ii) the 100.0% limited partner interest in us to Enviva Holdings, LP for $1,000.00. The issuance was exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

ITEM 16.	EXHIBITS.

See the Index to Exhibits on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Index to Exhibits is incorporated herein by reference.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions registrant or its subsidiaries, and of fees, commissions, compensation and other benefits paid, or accrued to registrant or its subsidiaries for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bethesda, State of Maryland, on April 3, 2015.

Enviva Partners, LP
By: Enviva Partners GP, LLC, its general partner

By:	/s/ William H. Schmidt, Jr.
Name:	William H. Schmidt, Jr.
Title:	Executive Vice President, General Counsel and Secretary

Each person whose signature appears below appoints William H. Schmidt, Jr., as his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

* John K. Keppler	Chairman and Chief Executive Officer (Principal Executive Officer)	April 3, 2015

* Stephen F. Reeves	Chief Financial Officer (Principal Financial Officer)	April 3, 2015

* James P. Geraghty	Vice President and Controller (Principal Accounting Officer)	April 3, 2015

* Michael B. Hoffman	Director	April 3, 2015

* Ralph C. Alexander	Director	April 3, 2015

* Carl L. Williams	Director	April 3, 2015

/s/ Robin J. A. Duggan Robin J. A. Duggan	Director	April 3, 2015

*By:	/s/ William H. Schmidt, Jr.
William H. Schmidt, Jr. Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Number		Description

1.1*	—	Form of Underwriting Agreement

3.1***	—	Certificate of Limited Partnership of Enviva Partners, LP

3.2*	—	Form of First Amended and Restated Limited Partnership Agreement of Enviva Partners, LP (included as Appendix A in the prospectus included in this Registration Statement)

5.1**	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

8.1**	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters

10.1**	—	Initial Contribution Agreement

10.1.1**	—	Form of IPO Contribution Agreement

10.2***	—	Form of Purchase Rights Agreement

10.3***	—	Form of Enviva Partners, LP Long-Term Incentive Plan

10.4***	—	Credit and Guaranty Agreement, dated as of November 9, 2012, among Enviva MLP Holdco LLC, Enviva GP, LLC, Enviva, LP as Borrower, certain subsidiaries of Enviva, LP as Guarantors, the Lenders party thereto, the LC Facility Issuing Banks party thereto, Barclays Bank PLC, as collateral agent, and Barclays Bank PLC, as administrative agent

10.4.1***	—	First Amendment to Credit Agreement, dated as of April 9, 2014, by and among Enviva, LP, Enviva GP, LLC, Enviva MLP Holdco, LLC, certain Subsidiary Guarantors, Barclays Bank PLC, as administrative agent, and the Lenders and LC Facility Issuing Banks party thereto

10.5***	—	Form of Registration Rights Agreement

10.6***	—	Management Services Agreement, made and entered into as of November 9, 2012, between Enviva Holdings, LP and Enviva, LP

10.7***	—	Letter Agreement between Enviva Holdings, LP and Enviva, LP, dated March 7, 2014

10.8***	—	Employment Agreement between John K. Keppler and Enviva Holdings, LP, dated June 28, 2014

10.9***	—	Employment Agreement between Stephen F. Reeves and Enviva Holdings, LP, dated June 28, 2014

10.10	—	[Reserved]

10.11***	—	Employment Agreement between William H. Schmidt, Jr. and Enviva Holdings, LP, dated June 28, 2014

10.12**	—	New Management Services Agreement

10.13**	—	New Credit Agreement

10.14***	—	Contribution Agreement between Enviva, LP and Enviva Wilmington Holdings, LLC, dated November 25, 2014

10.15***	—	Form of Biomass Purchase Agreement

10.16***	—	Form of Southampton Terminal Services Agreement

10.17***	—	Terminal Services Agreement by and between Enviva Port of Chesapeake, LLC and Enviva Wilmington Holdings, LLC, dated November 24, 2014

10.18***	—	Form of License Agreement

Exhibit Number		Description

10.19*	—	Form of Assignment, Assumption and Amendment Agreement (relating to employment agreements)

10.20*	—	Form of Phantom Unit Award Grant Notice and Award Agreement (time-based vesting for employees)

10.21*	—	Form of Phantom Unit Award Grant Notice and Award Agreement (performance-based vesting for employees)

10.22*	—	Form of Phantom Unit Award Grant Notice and Award Agreement (non-employee directors)

21.1***	—	List of Subsidiaries of Enviva Partners, LP

23.1*	—	Consent of KPMG LLP

23.2*	—	Consent of Hawkins Wright

23.3**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)

23.4**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

23.5*	—	Consent of Carr, Riggs & Ingram L.L.C.

24.1*	—	Powers of Attorney (contained on page II-3)

99.1	—	[Reserved]

99.2***	—	Consent of John C. Bumgarner

99.3***	—	Consent of William K. Reilly

99.4***	—	Consent of Janet S. Wong

*	Filed herewith.
**	To be provided by amendment.
***	Previously filed